Form 20-F
period 2022-12-31
Global-E Online Ltd.
filed 2023-03-31
CIK 1835963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

9 HaPsagot Street,
Petah Tikva 4951041, Israel
 (Address of Principal Executive Offices)

Amir Schlachet
Chief Executive Officer
Telephone: +972-73-2605078
Email: amir@global-e.com
Global-E Online Ltd.
9 HaPsagot Street
Petah Tikva 4951041, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2022, the issuer had outstanding 161,316,543 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Note-Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

CONTENTS

ABOUT THIS ANNUAL REPORT	1
BASIS OF PRESENTATION	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3
PART I	5
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3. KEY INFORMATION	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	5
C. Reasons for the Offer and Use of Proceeds	5
D. Risk Factors	5
ITEM 4. INFORMATION ON THE COMPANY	53
A. History and Development of the Company	53
B. Business Overview	54
C. Organizational Structure	80
D. Property, Plants and Equipment	82
ITEM 4A. UNRESOLVED STAFF COMMENTS	82
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	82
A. Operating Results	92
B. Liquidity and Capital Resources	96
C. Research and Development, Patents and Licenses, Etc.	98

D. Trend Information	99
E. Critical Accounting Estimates	100
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	102
A. Directors and Senior Management	102
B. Compensation	105
C. Board Practices	110
D. Employees	123
E. Share Ownership	124
F. Disclosure of A Registrant’s Action To Recover Erroneously Awarded Compensation	124
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	124
A. Major Shareholders	124
B. Related Party Transactions	127
C. Interests of Experts and Counsel	131
ITEM 8. FINANCIAL INFORMATION	131
A. Consolidated Statements and Other Financial Information	131
B. Significant Changes	131
ITEM 9. THE OFFER AND LISTING	132
A. Offer and Listing Details	132
B. Plan of Distribution	132
C. Markets	132
D. Selling Shareholders	132
E. Dilution	132
F. Expenses of the Issue	132

ITEM 10. ADDITIONAL INFORMATION	132
A. Share Capital	132
B. Memorandum and Articles of Association	132
C. Material Contracts	132
D. Exchange Controls	132
E. Taxation	132
F. Dividends and Paying Agents	139
G. Statement by Experts	139
H. Documents on Display	139
I. Subsidiary Information	140
J. Annual Report to Security Holders	140
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	140
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	141
PART II	141

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	141

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	141

ITEM 15. CONTROLS AND PROCEDURES	141

ITEM 16. [RESERVED]	142

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	142

ITEM 16B. CODE OF ETHICS	142

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	143

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	144

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	144

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	144

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2022.

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

Key Performance Indicators and Non-GAAP Financial Measures Used in this Annual Report

Throughout this Annual Report, we provide a number of key performance indicators and non-GAAP financial measures used by our management and often by others in our industry. These are discussed in more detail in the section entitled “Operating and Financial Review and Prospects- Key Performance Indicators and Other Operating Metrics” which also includes a reconciliation of our non-GAAP financial measures to the most directly comparable U.S. GAAP metric. We define these key performance indicators and non-GAAP financial measures as follows:

•
“Gross Merchandise Value” or “GMV” is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping;

•
“Adjusted EBITDA” is a non-GAAP financial measure and is defined as operating profit (loss) adjusted for depreciation and amortization, stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, acquisition related expenses and secondary offering costs. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenues;

•
“Non-GAAP Gross Profit” is a non-GAAP financial measure and is defined as gross profit adjusted for amortization of acquired intangibles. “Non-GAAP gross margin” is calculated as Non-GAAP gross profit divided by revenues;

•
“Net Dollar Retention Rate” for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platform in the earlier of the two periods; and

•
“Gross Dollar Retention Rate” is a key performance indicator and in order to calculate it for a particular quarter, we first calculate the total seasonality adjusted annualized GMV for that quarter. We then calculate the value of GMV from any merchants who discontinued their use of our platform during that quarter, or churned, based on their total GMV from the four quarters preceding such quarter, which we refer to as churned GMV. We then divide (a) the churned GMV by (b) the total seasonality adjusted annualized GMV to calculate the percentage churn for that quarter. Gross Dollar Retention Rate for a particular year is calculated by aggregating the percentage churn of the four quarters within that year and subtracting the result from 100%.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, are forward-looking statements. as the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections entitled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.”

Our estimates and forward-looking statements are based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties including, but not limited to, the risks described in Item 3.D “Key Information-Risk Factors” and elsewhere in this Annual Report.

You should not rely on forward-looking statements as predictions of future events. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We may also provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, including information that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

The forward-looking statements made in this Annual Report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report to reflect events or circumstances after the date of this Annual Report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information - D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our rapid growth and growth rates in recent periods may not be indicative of future growth;
•	our ability to retain existing, and attract new, merchants;
•	our expectations regarding our revenue, expenses and operations;
•	anticipated trends and challenges in our business and the markets in which we operate;
•	our ability to compete in our industry;
•	our ability to acquire new functionality, and to integrate acquired businesses and technologies;
•
our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platform with third-party platforms;

•	our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platform to meet those needs;
•	our history of net losses;
•	our ability to manage our growth and manage expansion into additional markets;
•	our ability to establish and protect intellectual property rights;
•	our ability to hire and retain key personnel;
•	our ability to adapt to emerging or evolving regulatory developments, technological changes, and cybersecurity needs;
•	increased attention to ESG matters and our ability to manage such matters;
•	global events such as war, health pandemics and the recent economic slowdown;
•	our ability to operate internationally;
•	risks related to our incorporation and location in Israel;
•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; and
•	other statements described in this Annual Report under “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[RESERVED].

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making a decision to invest in our ordinary shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report

Risks Relating to our Business and Industry

We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent periods. Our revenue was $136.4 million, $245.3 million and $409.0 million for the years ended December 31, 2020, 2021 and 2022, respectively, representing an annual growth of 79.9% and 66.8% for the years ended December 31, 2021 and 2022, respectively. GMV processed through our platform during the years ended December 31, 2020, 2021 and 2022 was $774 million, $1,449 million and $2,450 million, respectively, representing an annual growth of 87% and 69% for the years ended December 31, 2021 and 2022, respectively. In future periods, we may not be able to sustain revenue or GMV growth consistent with recent history, or at all.

We believe our revenue and GMV growth depends on a number of factors, including, but not limited to, our ability to:

•	increase the overall sales volume facilitated by our platform;
•	maintain merchant retention rates;
•	increase merchants’ e-commerce sales conversion rates;
•	successfully expand our merchants into new geographies;
•	attract new merchants to our platform in existing and new geographies, segments and verticals;
•
successfully integrating the technologies, platforms and business propositions, modalities or offerings of Flow Commerce Inc., or Flow and the technologies and cross-border ecommerce solutions of Borderfree, which we acquired from Pitney Bowes Inc., or Pitney Bowes, and other businesses we may acquire in the future, into our existing platform;

•	successfully realize all the benefits from our third party partnerships and collaborations;
•	provide integration with our merchants’ online e-commerce web-stores;
•	maintain the security, reliability and integrity of our platforms;
•	maintain compliance with existing and comply with new applicable laws and regulations, including new tax rates and tariffs;
•	price our platform effectively so that we are able to attract and retain merchants;
•	successfully compete against our current and future competition and competing solutions; and
•	maintain service levels and consistent quality of our platforms.
We have also encountered in the past, and expect to encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our growth rates may slow and our business could suffer. Further, our rapid growth may make it difficult to evaluate our future prospects. In addition, a portion of our growth in recent or past periods may be attributed to trends, including the increasing adoption of e-commerce, facilitated by the emergence of the COVID-19 pandemic. There is no assurance these trends will continue. For example, during 2022 we encountered the effects of the re-opening of many physical stores that had been closed during the COVID-19 pandemic, with such re-opening having a negative effect on the continued adoption of e-commerce in many countries, and hence on our ability to grow our activity in such markets at a pace similar to that of the previous year.

If we are unable to retain our existing merchants, or the GMV generated by merchants on our platform declines or does not increase, our business, operating results and financial condition could be adversely affected.

Our revenues are closely correlated with the level of GMV that is processed through our platform and we expect our future revenue growth to be partially driven by increases to our existing merchants’ GMV. We aim to sign contracts with merchants for a minimum term of 12 months and with a minimum committed monthly volume, but our merchants typically have the right to terminate their agreements for convenience by providing 30 to 180 days prior written notice, and have no obligation to renew their agreements with us after their terms expire. Even if our agreements with the merchants are renewed or not terminated, they may not be renewed on the same or as profitable terms, and may exclude utilization of our shipping services which may reduce our revenues, or may reduce the markets in which we provide them our services (including by way of localizing their fulfilment and distribution model). Although we typically maintain minimum fee arrangements with the merchants, we cannot guarantee that such minimum fees will be commensurate with revenues earned in previous periods. As a result, if existing merchants terminate their agreements with us, renew them on less favorable terms, or otherwise reduce the scope of their activity through our platform, our operating results and financial condition could suffer.

The growth of our business depends on our ability to attract new merchants and increase the GMV processed on our platform.

Our growth strategies include attracting new merchants to our platform and increasing the GMV processed through our platform. There is no guarantee that we can sustain our historical merchant acquisition rates and if we do, that such new merchants will lead to an increase of the GMV processed through our platform or to an increase in our revenues. Our ability to attract new merchants depends on the success of our platform with existing merchants and the success of our sales and marketing efforts, which may not be successful. Merchants who are not currently engaged in cross-border e-commerce may not be familiar with our solution and those currently engaged in cross-border e-commerce may use other products or services for their cross-border e-commerce needs. In addition, merchants may develop their own solutions to address their cross-border e-commerce needs, purchase competitive product offerings, or engage third-party providers of services and solutions that do not or will not enable the use of our platform and services. It may be difficult to engage and market to merchants who either do not currently have cross-border e-commerce needs, are unfamiliar with our platforms and services, or utilize competing solutions and services for their e-commerce needs. This requires us to spend substantial time, effort and resources assisting merchants in evaluating our platform and services, including providing demonstrations, conducting gap analyses and substantiating the value of our platform and services. Furthermore, engaging and marketing to merchants in segments, verticals or new regions where we do not have a presence or where we have only recently established our presence may also require effort and resources and may not result in the acquisition of new merchants or in increase of GMV. If merchants do not perceive our offerings to be of sufficiently high value and quality, we may not be able to attract new merchants or increase our GMV and our business, operating results and financial condition could be adversely affected.

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

We acquired Flow in January 2022 (the “Flow Merger”) and Borderfree from Pitney Bowes in July 2022 (the “Borderfree Acquisition”) and may in the future acquire complementary solutions, functionalities, technologies or businesses. Seeking and negotiating potential acquisitions to a certain extent diverts our management’s attention from other business concerns and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. Through the acquisition of Flow we aimed to expand our business into new market segments and serve small and emerging brands by utilizing Flow’s technology with our solutions and position our platform as a cross-border solution for any size of merchant. Through the acquisition of Borderfree we aim to enhance the value that our business brings to global brands by providing them with traffic generation services, thereby the ability to attract international shoppers to their web store. We plan to accomplish that using both an e-mail based direct marketing offering and a portal-like affiliation platform, both building upon and augmenting assets (for example, customer accounts) created by Borderfree. If we are unable to achieve a successful integration of Flow and Borderfree, or effectively integrate other acquired businesses, we may not be successful in developing and marketing our offerings and our operating results will materially suffer and the potential benefits of the Flow Merger and the Borderfree Acquisition or other potential acquisition may not be realized to the full extent, in a timely fashion or at all. In addition, if the integrated platforms and solutions we offer do not achieve acceptance by the marketplace, our operating results will materially suffer.

If we fail to develop or acquire new functionality (and if acquired, to integrate it) or enhance our platform to meet the needs of our current and future merchants, or if we fail to estimate the impact of developing and introducing new functionality or enhanced solutions in response to rapid market or technological changes, our revenue could decline and our expenditures could increase significantly.

The e-commerce market is characterized by rapid technological changes, evolving operational and omnichannel modalities, frequent new product and service introductions, evolving industry standards and regulations and changing merchant and shopper preferences. To keep pace with technological and regulatory developments, satisfy increasingly sophisticated merchant and shopper needs, achieve market acceptance and maintain the performance and security of our platforms, we must continue to adapt, enhance, integrate and improve our platforms and existing services and we must also continue to introduce new functionality to our platforms. Any new solutions or functionality we develop or acquire (and subsequently, integrate) may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire (and subsequently, integrate) new solutions or enhance our existing solutions, our business, operating results and financial condition could be adversely affected.

We expect to incur significant expenses to develop, integrate and implement additional solutions and functionalities and to integrate any acquired solutions or functionalities into our existing platform to maintain our competitive position. These efforts may not result in commercially viable solutions. We may experience difficulties with software development, industry standards, threats to the security and integrity of our technological infrastructure, design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. If we do not receive significant revenue from these investments, our business, operating results and financial condition could be adversely affected. Merchants may require customized integrations, or features and functions that we do not yet offer or do not intend to offer, or which we have yet fully integrated or implemented, any of which may cause them to choose a competing solution. If we fail to develop solutions that satisfy merchant and shoppers’ preferences in a timely and cost-effective manner, our ability to renew our contracts with existing merchants and our ability to create or increase demand for our platform could be harmed, and our business, operating results and financial condition could be materially adversely affected. The integration of Flow and Borderfree, as well as any other future acquisitions, may result in difficulties and delays, require additional investment and costs, and even if completed, may not achieve the economic or market results in terms of revenue creation and improved technological solutions that we have expected or anticipated.

We may not be able to successfully compete against current and future competition or other competing solutions, and we may need to change our pricing and model to remain competitive.

We face increasing competition in the market of cross-border e-commerce, and we expect competition and alternative and competing solutions to intensify in the future. Increased competition could lead to a decrease in the GMV processed through our platform and could reduce our revenue or margins, any of which could negatively affect our business, financial condition and results of operations. A number of competitive factors could cause merchants to cease using or decline to use our platform and services, or could reduce the transaction volume that they process through our platform, including, among others:

•	merchants may choose to develop cross-border e-commerce capabilities internally or choose competing solutions;
•	merchants may merge with or be acquired by companies using a competing solution or an internally-developed solution;
•	competing solutions may be offered as part of a bundle of e-commerce services;
•
current or potential global or regional competition and competing solutions, both in geographies where we already operate, and in geographies where we do not operate, may adopt more aggressive pricing policies, offer more attractive sales terms, adapt more quickly to new technologies and changes in merchant requirements or devote greater resources to the promotion and sale of their products and solutions than we can; and

•
current and potential competition may merge or establish cooperative relationships among themselves or with third parties to enhance their products, solutions and expand their markets (or in new markets), forming alliances that rapidly acquire significant market share.

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

We have entered into partnership arrangements, and in the future may consider opportunities to enter into additional arrangements or strategic alliances that may be beneficial for our operations and the growth of our platform. Our ability to grow through these types of partnerships is subject to a number of risks, including unanticipated costs associated with strategic alliances, issues conforming to standards, procedures and contractual requirements, and diversion of management’s attention from our existing business. For example, we have entered into a Services and Partnership Agreement with Shopify Inc. and its affiliates (“Shopify”), dated April 12, 2021 (the “2021 Shopify Agreement”), and concurrently with the acquisition of Flow, we entered into an Amended and Restated Master Services Agreement with Flow and Shopify, dated January 4, 2022 (the “2022 Shopify Agreement,” and together with the 2021 Shopify Agreement, the “Shopify Agreements”), making our platform services and the Flow platform services, respectively, available to certain Shopify merchants through Shopify’s e-commerce platform. Entering into such relationship with Shopify requires us to incur certain charges, significantly increasing our near and long-term expenditures. In addition, the 2021 Shopify Agreement requires us to pay Shopify fees equal to a percentage of the GMV for all transactions processed through the respective platforms for applicable Shopify merchants, which may negatively impact our margins. In connection with entering into the Shopify Agreements, we issued securities to Shopify which may dilute our existing shareholders. The potential benefits of our relationship with Shopify are hard to estimate or quantify at this time, and we cannot be certain that our arrangement with Shopify will provide the revenue or net income that justifies such transaction.

Each of the Shopify Agreements is terminable by either party immediately upon notice of certain events, subject to applicable cure periods, or without cause upon prior notice. Any termination of each of the Shopify Agreements could have a material adverse effect on our business, financial condition or results of operations. These risks could apply to any similar arrangement we may enter into in the future, and any potential future collaborations may be similarly terminable by our partners.

The success of our business model is reliant on our ability to integrate our platforms with third-party e-commerce platforms, our ability to operate according to such third parties’ terms of use and integration requirements, and our ability to maintain any partnership that we have entered into or may enter into with such third parties. Inability or failure to do so would reduce the attractiveness of our solutions for use by current and future merchants.

Merchants sometimes carry out e-commerce activity through third-party e-commerce platforms, such as Salesforce Commerce Cloud, Shopify, BigCommerce, Adobe Magento, SAP/Hybris, WooCommerce, PrestaShop, Workarea, Wshop, and others. Our ability to attract merchants that utilize such platforms to conduct their e-commerce activity is contingent on our ability to integrate our solutions into the e-commerce platforms they use. Each of the companies that operates these e-commerce platforms dictates the terms of use of its respective platform, including the manner and procedure by which we integrate to its platform. To the extent any such operators offer or promote alternative products or solutions or would limit or prevent merchants from utilizing our platform, our business, financial condition or results of operations could be materially and adversely affected.

Some of these companies also demand that certain certification processes are satisfied prior to implementing an integration into the e-commerce platform they operate. Compliance with such terms may subject us to waiting periods due to certification and onboarding processes and may require us to modify aspects of our platforms’ functionality in order to fit applicable technical standards. While we exert substantial efforts to maintain compliance, and although notice of changes and instructions are typically provided in advance, the terms of use and requirements may change unilaterally at the discretion of the e-commerce platform, and none of our efforts as a result would be sufficient. If we fail to maintain certification or compliance, the willingness of merchants to adopt or continue to use our solutions may be by reduced.

In addition, in the event that our solutions do not integrate optimally with third-party e-commerce platforms, leading to errors, defects, disruption or other performance problems, shoppers’ experience will be adversely affected, our reputation may be harmed and our ability to achieve and maintain growth among merchants on the e-commerce platforms would be adversely affected.

For example, if we are unable to perform under the Shopify Agreements, fail to maintain our relationship with Shopify, or the Shopify Agreements are otherwise terminated for any reason, our business, financial condition and results of operation could be materially and adversely effected.

If we are not successful in developing or maintaining the functionality of our platforms or if we experience real or perceived errors, failures, vulnerabilities, or bugs in our platforms, our business, results of operations, and financial condition could be adversely affected.

Any errors, defects, or disruptions in our platforms, or other performance problems with our platforms could harm our reputation and may damage the businesses of our merchants. Our platforms could contain undetected errors, “bugs” or misconfigurations that could adversely affect its performance. Additionally, we regularly update and enhance our platforms and introduce new versions of our platforms and service. These updates may contain undetected errors when introduced or released, which may cause disruptions in our services and may reduce merchants and shoppers satisfaction. Our continued growth depends in part on our ability to maintain the existing functionality of our platforms and services (and implementing the functionality of our acquired platforms), meet our service levels, prevent down time and degradation of services on our platforms for both merchants and shoppers. Failure to do so may result in damage to our reputation which may have an adverse effect on our business and results of operation.

We have experienced in the past and may in the future experience, disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by merchants, especially during peak usage times as traffic and volumes increase. Since our merchants rely on our platforms to carry out cross-border e-commerce on an ongoing basis, any outage on our platforms would have a direct adverse impact on our merchants business. Our merchants may seek compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences, which could result in damage to our reputation and loss of current and future sales. There can be no assurance that provisions typically included in our contracts with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and harm our ability to attract new merchants to our platform.

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve profitability.

We incurred significant net losses of $74.9 million and $195.4 million for the years ended December 31, 2021 and 2022, respectively. Because the market for our platform and services is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize commercial agreement assets which are recognized upon the vesting of the warrants, and are amortized over time. This results in increased sales and marketing expenses and the reporting of a net loss for the year ended December 31, 2022 and we expect this will continue to result in significant increases to sales and marketing expenses in future periods and the reporting of net losses for such periods. In addition, as a result of the Flow Merger and the Borderfree Acquisition, we expect to recognize intangible assets amortization expense over the next several years. We also expect our operating expenses to continue to increase over the next several years as we hire additional personnel, expand into new geographies or invest in expanding our operations in existing geographies, expand our partnerships, operations and infrastructure, continue to enhance our platforms, develop and expand their features, integrations and capabilities, expand and improve our service offering and increase our spending on sales and marketing. We intend to continue to build and enhance our platforms through internal research and development and we may also selectively pursue acquisitions. In addition, as a public company, we will continue to incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If we are unable to maintain revenues high enough to offset the expected increases in our operating expenses, we will not be profitable in future periods.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and merchant satisfaction.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our technological, operational and financial resources. We have established international offices, including offices in Israel, the U.S., the UK, France, Japan, Australia and Singapore, and we plan to continue to expand our international operations into other countries in the future. We have also experienced significant growth in both the number of merchants and the number of transactions facilitated by our platform. For example, during the year ended December 31, 2022, approximately 12 million transactions were processed through our platform, generating in the aggregate $2,450 million of GMV, representing an increase of 69% relative to the GMV for the year ended December 31, 2021. Additionally, our organizational structure is becoming more complex as we scale our technological, operational, financial and management controls as well as our reporting systems and procedures.

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

The increasing focus and scrutiny of, and evolving expectations regarding, environmental, social, governance and other sustainability practices could increase our costs, harm our reputation or customer acquisition and retention, our access to capital and employee retention or otherwise adversely impact our financial results.

There has been increasing focus by a variety of stakeholders on companies’ environmental, social and governance, or ESG, and other sustainability matters. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around company’s management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation.

It is possible that our ESG reporting may not satisfy stakeholders, or that our ESG practices, including the timeline and manner of achieving our initiatives, will be perceived to not be adopted at a sufficient pace. If our ESG practices, reporting and disclosure do not meet the expectations of investors, customers, or employees, which continue to evolve, our brand, reputation, and customer retention may be negatively impacted, and we may be subject to stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. If we are not effective in addressing ESG matters affecting our business, or setting and meeting relevant goals, our reputation and financial results may suffer. We may experience increased costs and devote additional resources in order to develop, monitor, report, implement or maintain various ESG practices, controls or measures, and execute upon our goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition. If we are lagging or unsuccessful, or perceived to be lagging or unsuccessful, in each case to meet the ESG standards or the expectations of our various stakeholders, it could negatively impact our reputation, customer acquisition and retention, and access to capital and employees.

In addition, investors may focus on ESG business practices and sustainability scores when making investments and may consider negative or low ESG or sustainability scores as a reputational or other factor in making an investment decision. Investors may use such ESG scores to measure or benchmark our company against our peers and if we exhibit lower or inadequate rating, these investors may require us to improve our ESG performance and disclosure and may also make investment or voting decisions on that basis. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC has proposed rules that would require companies to provide significantly expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. This and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our suppliers and business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

Focus on long-term ESG performance and meeting our goals and values may adversely affect our short-term performance.

ESG goals and performance could affect the way we operate and require us to take certain actions, long-term initiatives or goals or implement and maintain certain processes. We may therefore action in certain ways that we believe will benefit our company, business and customers in the long-term or over a period of time, even if such actions may not adhere to or maximize shorter-term operational or financial results. We may amend or adapt our policies in ways that we believe will be beneficial to our customers, employees or investors in the long term even though the changes may be perceived unfavorably in the shorter-term. Moreover, we may fail to meet longer-term goals or achieve benefits derived from such goals, or benefits may not materialize as and when we expected or at all.

We are subject to a series of risks regarding climate change.

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as our and third-party infrastructure on which we rely, are or may be located in areas that have experienced, and are projected to or may continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our merchant or vendors’ operations, require us to incur additional operating or capital expenditures, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. While we consider and may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.

Additionally, we expect to be subject to risks associated with societal efforts to mitigate or otherwise respond to climate change, including but not limited to increased regulations, evolving stakeholder expectations, and changes in market demand. For more information, please see our risk factor titled “The increasing focus and scrutiny of, and evolving expectations regarding, environmental, social, governance and other sustainability practices could increase our costs, harm our reputation or customer acquisition and retention, our access to capital and employee retention or otherwise adversely impact our financial results.” Changing market dynamics, global and domestic policy developments, and the increasing frequency and impact of meteorological phenomena have the potential to disrupt our business, the business of our suppliers and/or customers, or otherwise adversely impact our business, financial condition, or results of operations.

Our operations are subject to seasonal fluctuations. If we fail to accommodate increased volumes during peak seasons and events, our results of operations may be adversely affected.

Our business is seasonal in nature and the fourth quarter is a significant period for our operating results. Our revenue is closely correlated with the level of GMV that our merchants generate through our platform, and our merchants typically process additional GMV in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season and other peak events included in the e-commerce calendar, such as Chinese Singles’ Day and Thanksgiving. In the years ended December 31, 2020, 2021 and 2022, fourth quarter GMV represented approximately 39%, 35% and 34%, respectively, of our total GMV. As a result, GMV and accordingly our revenue has previously and we expect will continue to generally decline in the first quarter of each year relative to the fourth quarter of the previous year.

Any disruption in our ability to process and ship orders, especially during the fourth quarter, could have a negative effect on our quarterly and annual operating results. Surges in volumes during peak periods may strain our technological infrastructure, logistics channels, shopper and merchant support activities as well as our third-party service providers. Inability of any of these components to process increased volumes may prevent us from efficiently processing and shipping orders, which may reduce our GMV and the attractiveness of our platform.

Any disruption to our operations or the operations of our merchants, our shipping and logistics partners, or other service providers could lead to a material decrease in GMV or revenues relative to our expectations for the fourth quarter which could result in a significant shortfall in revenue and operating cash flows for the full year.

The recent growth of our company and macroeconomic events and their impact on consumer behavior make it difficult to forecast our revenue and evaluate our business and future prospects.

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

In addition, market-wide events including global health crises and pandemics (such as COVID-19), increases in interest rates, inflation, political uncertainty or instability and military hostilities, any of which are outside of our control, could impact our revenue and operating results and makes it difficult to forecast our revenue and evaluate our business and future prospects. For example, inflationary pressures and rising interest rates in key markets have influenced and in the future may influence consumer sentiment and could have a negative effect on consumer spend.

The onset of the COVID-19 pandemic has greatly accelerated existing trends of shoppers moving online and merchants prioritizing digital channels and D2C, which have diverted spending previously conducted in physical stores to the online space. Consumers diverting spending to online stores and e-commerce platforms, as well as merchants recognizing the importance of either transitioning to e-commerce or supplementing their existing efforts with an e-commerce offering, has created a substantial growth opportunity for us to service this newfound demand and interest in both e-commerce generally and cross-border e-commerce specifically. However, during 2022 as physical stores re-opened in various countries, we have witnessed a deceleration in the rate of adoption of e-commerce by consumers. As such, there is an uncertainty regarding future developments and whether the increased e-commerce adoption resulting from the COVID-19 pandemic will continue to grow at the same rate or at all. It is possible that the growth in GMV and revenues in previous periods may not be indicative of future results.

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

We currently support cross-border transactions of merchants in multiple countries of origin to shoppers in over 200 destination markets and territories and settle transactions in more than 100 currencies. Our services and platform are available to merchants in 28 countries, and we aim to expand our operations and workforce to support more outbound countries, and reach new markets and geographies. Conducting international operations subjects us to risks and burdens which include:

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

•
potentially greater difficulty to execute and enforce contracts, including our terms of service and other agreements despite our efforts to adjust our contracts and service terms to local laws and regulations

•	increasing scrutiny and disclosure requirements regarding ESG policies, practices, measures and initiatives;
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

•	uncertain political, national and economic climates in foreign markets;
•
geo-political or national conflicts and situations, including the ongoing Russia/Ukraine conflict, heightened rates of inflation and recessionary pressures in various countries, that directly (e.g. by virtue of war zones not being serviceable at all) or indirectly affect our operations, consumer sentiment or e-commerce activities in general;

•	rapidly rising inflation across the U.S. and global economy, driving up the costs of goods and services;
•	managing and staffing operations over a broader geographic area with varying cultural norms and customs;
•	varying levels of internet, e-commerce and mobile technology adoption and infrastructure;
•	reduced or varied protection for intellectual property rights in some countries;
•	new and different sources of competition;
•
costs and liabilities related to compliance with the numerous and ever-growing landscape of international data privacy and cybersecurity regimes, many of which involve disparate standards and enforcement approaches; and

•	data privacy and data protection laws which may require that merchant and/or shopper data be processed and stored in a designated territory.
These factors may require significant management attention and financial resources. Any negative impact from our international business efforts could adversely affect our business, results of operations and financial condition.

We rely on third-party services, such as shipping partners and payment providers, in our platforms and services.

We rely on third parties, such as our shipping partners, to deliver products from the merchants to the shoppers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of pilots and truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions, or other adverse changes related to such third-party services, including as a result of pandemics or the measures attempting to contain and mitigate the effects thereof, could increase our costs and disrupt our operations and our ability to deliver products from the merchants to our shoppers on the timing they expect or at all. The failure of our shipping partners to provide quality customer service when delivering products to shoppers would adversely affect the merchants and our relationships with the merchants which in turn could negatively impact our business and operating results. Furthermore, we rely on third parties to process payments and we cannot guarantee that such providers will perform adequately. Errors made by, or delays in service from, such third-party providers could adversely affect our ability to process payments and process purchases by shoppers on our platforms in a timely manner or at all, which could adversely affect our business, operating results and financial condition.

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

Our business model and activities are predicated upon our operating as the merchant of record (“MoR”) of the products sold through our platform. As a result of us being identified as a seller rather than the merchants, we could bear responsibility for the products and may be liable for product liability claims brought by our shoppers or other third parties, and we may be subject to various regulatory compliance requirements, such as waste and packaging compliance. Although we have policies in place crafted to ensure compliance and reduce risk of such liabilities, for example by avoiding the sale of products that we determine to be “high risk” or by making proper disclosures in our ‘terms of sale’ and although our commercial arrangements with the merchants typically require the merchants to cover such liabilities, it is possible that we may be subject to product liability or other compliance or similar regulations or litigation and may incur various related costs which may or may not be fully covered by our contractual arrangements or insurance coverage. Furthermore, any actual or alleged non-compliance on our part in a specific geography may not be treated by local authorities as an isolated event. Heightened scrutiny by local authorities in a specific geography could impede our local activities irrespective of the product vertical or merchant from which the products originated.

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

Payment transactions through our e-commerce platform subject us to regulatory requirements, additional fees, and other risks that could be costly and difficult to comply with or that could harm our business.

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

We are subject to anti-money laundering regulations and related compliance costs and third-party risks.

We are or may be subject to anti-money laundering laws and regulations that prohibit, among other things, involvement in receiving and/or transferring the proceeds of criminal activities, or doing business with, or rendering service to, certain individuals or organizations, and impose obligations on us to identify such persons (or their ultimate beneficiaries) or users and request certain information and documentation that, in certain circumstances, must be shared with third-party payment card networks or other third-party payment processors or by other third parties such as Shopify or other platforms, or with government or regulators institutions. Because laws and regulations differ in each of the jurisdictions where we operate, and because some requirements may be imposed by the card scheme or the payment processors in other countries, additional verification and reporting requirements could apply. These regulations requirements, as well as any future regulation and any additional restrictions imposed by credit card associations, could raise our costs significantly and reduce the attractiveness of our services or platform. Failure to comply with anti-money laundering laws could result in significant criminal and civil lawsuits, penalties, and forfeiture of significant assets.

We may be required by our third-party payment card networks or other third-party payment processors or by other third parties such as Shopify or other platforms to check, confirm and assure the identity of beneficial owners of our merchants, or to determine they are duly and legally organized, or perform other compliancy assessments, generally known and referred to as ‘know your customer’ or ‘KYC’ or ‘know your business’ or ‘KYB’. Certain e-commerce platform may offer qualifying merchants to operate a D2C e-commerce store on such platforms, for example Shopify Markets Pro. Merchants using such platforms may onboard directly through the platform operator (e.g. Shopify), and we may not collect the information required to perform KYC or KYB directly. While we have effected internal control processes to perform compliancy assessments, if we are unable to collect the information required to properly perform KYC or KYB, or if we are unable to obtain such collected information, or if we collect or obtain such KYC/KYB data and are unable to conduct a proper assessment and validation, or if we have properly conducted an assessment but failed to take action as needed, we face the risk that one or more payment card networks or other third-party payment processors may, at any time, assess penalties against us or our merchants, or terminate our ability to accept credit card payments or other forms of online payments from shoppers, which would have an adverse effect on our business, financial condition and operating results.

We are subject to governmental sanctions and export controls that may subject us to liability if we are not in full compliance with applicable economic sanctions and export control laws.

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

The war in Ukraine has prompted the U.S. and other governments to impose new Trade Controls and sanctions on Russia, among other countries, that could continue to disrupt international commerce and the global economy. Additional Trade Controls by the U.S. and other governments enacted due to geopolitics or otherwise, and any counter-sanctions enacted in response, could restrict our ability to operate, generate or collect revenue in certain other countries, which could adversely affect our business. While, we do not have operations or a material customer base in either country, an escalation of the conflict or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets.

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

Additionally, there are increasing expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including the end of life considerations for products. Compliance can be costly, require us to establish or augment programs to diligence or monitor certain third parties. Failure to comply with such regulations can result in fines, reputational damage, import ineligibility for products, or otherwise adversely impact our business or the business of our merchants.

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

We have implemented a variety of security protocols, network protection mechanisms and other security measures into our internal systems, networks and physical facilities, including penetration testing, encryption of sensitive information, and authentication technology. However we cannot assure you that such measures, which are designed to protect against, detect, and minimize security breaches, will be adequate to prevent or detect service interruption, system failure, data loss or theft, or other material adverse consequences, directly or through our vendors. Despite significant efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, employee or merchant error, malfeasance, stolen or fraudulently obtained log-in credentials, technical malfunction or otherwise, our reputation could be damaged, our business may be harmed, and we could incur significant liability (including, but not limited to, fines imposed by data privacy authorities).

Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Therefore, the measures we take or the controls, policies, procedures and personnel we have in place may not be enough to detect, prevent, and overcome such attacks. Additionally, because we rely on third-party and public-cloud infrastructure, we are reliant in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of shopper and merchant data. Even if such a data breach did not arise out of our action or inaction, or if it were to affect our competition rather than us, the resulting concern could negatively affect merchants, shoppers and our business. Concerns regarding data privacy and security may cause some of our merchants to stop using our platform and fail to renew their agreements with us. In addition, failures to meet merchants’ or shoppers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain merchants, attract new merchants, and grow our business. Furthermore, failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties, as well as claims by merchants and shoppers. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

A cybersecurity event could have significant costs and adversely harm our business, including regulatory enforcement actions, litigation, litigation indemnity obligations, remediation costs, network downtime, increases in insurance premiums, and reputational damage. We have experienced and expect to continue to experience attempted cyber-attacks of our IT networks, such as phishing. Although none of these attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. If we experience, or are perceived to experience in the future, security breaches that impair the performance of our platforms or create availability problems or the loss, compromise or unauthorized disclosure of personal data or other sensitive information, or if we fail to respond appropriately to any security breaches that we may experience, or are perceived to do so, merchants may become unwilling to provide us the information necessary to set up an account with us. Existing merchants may also stop utilizing our platform, and shoppers may decrease their purchases, or close their accounts with us altogether. Any of these results could harm our growth prospects, our business, and our reputation for maintaining trusted e-commerce platform.

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

We host our platforms using third-party data centers and providers of cloud infrastructure services. We currently use one third-party provider for these data and cloud services. Our operations depend on protecting the virtual cloud infrastructure hosted by this cloud services provider by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. Furthermore, we have no physical access to or control over the services provided by our cloud services provider. Although we have disaster recovery plans that utilize multiple locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our service, destroy our data, or prevent us from being able to continuously back up or record changes in our platforms. Certain of these events may become more frequent or intense as a result of climate change. For more information, see our risk factor titled “We are subject to a series of risks regarding climate change.” In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, we may incur data loss during the service resumption process and our disaster recovery planning may not account for all eventualities. Further, a prolonged service disruption to our cloud services provider, affecting our platforms for any of the foregoing reasons could damage our reputation with current and potential organizations, expose us to liability, cause us to lose merchants and shoppers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the systems we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our solutions and platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Further, the contractual commitments that we provide to merchants on our platforms as well as our third-party providers with regard to data privacy and security are limited by the commitments that our third-party cloud infrastructure services provider has provided us and these measures may not fully address the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third party providers could adversely impact our business.

Our cloud services providers enable us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. In addition, our cloud services providers provide us with computing and storage capacity pursuant to terms of service that continue until terminated by either party. If we do not accurately predict our infrastructure capacity requirements, merchants could experience service shortfalls which could interrupt the performance of our platforms, which could adversely affect the perception of its reliability and our revenue and harm the sales and business of our merchants. We may also be unable to effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology.

Our platforms are utilized by a large number of merchants, and as we continue to expand the number of merchants and shoppers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. Merchants often draw significant numbers of shoppers over short periods of time (typically during events such as new product releases, holiday shopping season and flash sales). In the event that merchants conduct a high volume of sales in a short period of time, we may not be capable of securing the then-necessary capacity for such traffic which may cause a degradation in the quality of our platforms and services. Furthermore, if we are incapable of anticipating high traffic levels and reserving server capacity accordingly, our platforms and services may be adversely affected. In addition, the failure of our cloud services provider’s data centers or third-party internet service providers to meet our capacity requirements could impede our ability to scale our operations. In some cases, our cloud services providers may terminate the agreement for cause upon 30 days’ notice. Termination of the agreement may harm our ability to access data centers we need to host our platforms or to do so on terms as favorable as those we currently have in place. We currently rely exclusively on one cloud services provider for our cloud infrastructures and therefore a transition to an alternative provider may take time, cause us to incur additional costs and reduce the quality and functionality of our platforms.

Increases in shipping rates could negatively impact our profits generated through shipping services.

Shipping rates and surcharges are volatile and subject to market fluctuations. A portion of our revenues is generated through shipping services provided through our shipping and logistics partners. Therefore, a substantial increase in shipping rates may reduce our margins from shipping services. Although some of such cost would be borne by merchants and shoppers, significant increases of costs may diminish demand for cross-border e-commerce, reduce the attractiveness of our service among merchants and adversely affect our results of operations. In particular, DHL, (which holds more than 5% of our outstanding ordinary shares) provided shipping services with respect to 53% of the parcels processed for the year ended December 31, 2022.

Fluctuations in the exchange rate of foreign currencies have adversely impacted and in the future could continue to impact our results of operations.

A majority of our purchase and sale transactions are carried out in different currencies and we bear the risk of diminution in value of the shopper’s purchasing currency in the interim periods between the transaction stages (e.g. placement/payment and returns/refund). We may incur additional costs and experience losses resulting from fluctuations in exchange rates.

While our financial reporting currency is U.S. Dollars, a significant share of our revenues is denominated in foreign currencies, including Pounds Sterling and Euros, and may in the future have significant sales denominated in the currencies of additional countries, which may negatively impact our reported revenues as a result of fluctuations in currency exchange rates vis-à-vis the U.S. Dollar. In addition, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. We may incur additional costs and experience losses resulting from fluctuations in exchange rates for revenues in foreign currencies or upon translation of New Israeli Shekels expenses incurred in Israel, Euros expenses incurred in Europe or Pounds Sterling expenses incurred in the United Kingdom, to U.S. Dollars which may negatively impact our operating results.

For example, in the year ended December 31, 2022, the U.S. Dollar has appreciated versus most of the other major currencies, negatively impacting our revenues as a significant share of it is denominated in non-U.S. Dollar currencies, while our reporting currency is U.S. Dollar.

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

Efforts to increase awareness may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur. In addition, we may fail to successfully integrate or retain the acquired personnel, operations and technologies or effectively manage the combined business following the completion of acquisitions, such as the Flow Merger or Borderfree Acquisition, or fail to fully achieve the expected benefits of such acquisitions or fail to retain merchants operating on such acquired platforms. If we fail to successfully promote our platforms, incur substantial expenses in an unsuccessful attempt to promote our platforms, or fail to successfully transition newly acquired platforms into our business, we may fail to attract new merchants, retain existing merchants or grow or maintain the volume of sales facilitated by our platforms to the extent necessary to realize a sufficient return on our marketing efforts, and our business, results of operations, and financial condition could suffer.

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

Mobile devices are increasingly being used to conduct e-commerce transactions, and if our platforms and services do not operate as effectively when the merchants’ sites and checkout pages are accessed through these devices, the merchants’ experience will be negatively impacted, reducing merchant satisfaction with our platforms and services.

E-commerce transacted over mobile devices (including tablets and other hand-held devices) continues to grow more rapidly than desktop transactions. We are dependent on the interoperability of our platforms with third-party mobile devices, merchants’ mobile applications and mobile operating systems as well as web browsers. Changes in such devices, systems, applications or web browsers that degrade the functionality of our platforms could adversely affect adoption and usage of our platforms and services. For example, we provide our merchants with development libraries which allow for easy implementation of our platforms as well as bug and error fixes. Our merchants’ ability to timely utilize such libraries in order to fix bugs and errors is contingent on application stores (such as Google Play and Apple App Store) approving our software development kit and libraries. If such approval is not obtained in a timely manner, merchant may be delayed in fixing bugs and errors relating to the use of our platforms and may forgo the use of our solutions until an applicable error or bug fix is available. Mobile e-commerce and effective mobile functionality are integral both to our merchants and to our long-term growth strategy. If the functionality of our platforms is inhibited when access to our merchants’ stores is done through mobile devices, our business and operating results could be adversely affected.

We are dependent upon the continued use of the internet for commerce.

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our platform and services, increase our cost of doing business and harm our results of operations. Changes in these laws or regulations could require us to modify our platform, or certain aspects of it, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based platform such as ours. In addition, the use of the internet could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, demand for our platform depends on the quality of shoppers’ access to the internet. Certain features of our platform may require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of access to our platform, which would negatively impact our business. The performance of the internet and its acceptance as a commerce tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform and services could decline. Additionally, if merchants or shoppers become unwilling or less willing to use the internet for commerce for any other reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and shoppers computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected. Finally, our success depends upon merchants continuing to pursue D2C sales as they seek to take advantage of e-commerce trends and gain ownership and knowledge of their international customers. If merchants cease to pursue D2C sales for any reason, including if such merchants prefer to sell their products on e-commerce marketplaces, our business could be adversely affected.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, process, share, transfer, disclose, and use personal information and other data relating to shoppers, customers, candidates, employees, website users, contractors and other persons. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations related to privacy, data protection and data security. We strive to comply with our policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely and may conflict with our other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, processing, storage, sharing, transferring, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of shoppers or other data subjects for the collection, use, processing, storage, sharing, transferring, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to collect, use, process, store, share, transfer, or disclose shopper data or develop new services and features.

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

We are also subject to evolving EEA and UK privacy laws on cookies, tracking technologies and e-marketing. In the EEA and the UK under national laws derived from the Directive 2002/58 on Privacy and Electronic Communications (the “ePrivacy Directive”), informed and freely given consent is required for the placement of cookies and similar technologies on shoppers’ devices, website users and imposes restrictions on electronic marketing. The GDPR and UK regime also impose conditions on obtaining valid consent for cookies, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. If and when it comes into effect, proposed legislation known as the Regulation of Privacy and Electronic Communications (“ePrivacy Regulation”), would replace the current ePrivacy Directive, and significantly increase fines for non-compliance. Recent European court and regulatory decisions are driving increased attention to cookies and tracking technologies, which could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities.

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

Additionally, we are also subject to the California Consumer Privacy Act, which came into effect on January 1, 2020, and was amended by the California Privacy Rights Act, which took effect on January 1, 2023 with enforcement beginning on July 1, 2023 (“CCPA”).The CCPA imposes heightened transparency obligations, adds restrictions on the “sale” or “share” of personal information (which it defines broadly), adds obligations such as data minimization and storage limitations, creates new data privacy rights for California residents such as access, deletion, correction, and opt-outs, and carries significant enforcement penalties for non-compliance. The California Attorney General, and starting in July 2023, the California Privacy Protection Agency, enforces the CCPA and can seek an injunction and civil penalties up to $7,500 per intentional violation and $2,500 per other violation. The CCPA also provides California consumers a private right of action for certain data breaches where they can recover up to $750 per incident, per consumer or actual damages, whichever is greater, and which is expected to increase data breach litigation. The CCPA may require us to modify our data practices and policies and to incur substantial costs and expenses in order to comply. Additional U.S. states have implemented, or are in the process of implementing, similar new laws or regulation (for example, the Virginia Consumer Data Protection Act (“VCDPA”) that went into effect on January 1, 2023 and the Colorado Privacy Act (“CPA”) which will go into effect on July 1, 2023) that impose new privacy rights and obligations. Further, laws in all 50 states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. More generally, some observers have noted the CCPA and other U.S. state privacy laws could mark the beginning of a trend toward more stringent privacy legislation in the U.S., including more similar laws in other U.S. states and a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.

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

Data privacy legislation restricts the cross-border transfer of personal data. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from the EEA, UK and Switzerland, to the United States and most other countries unless the transfer is to an entity established in a country deemed to provide adequate protection (such as Israel or the UK) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. Where we transfer personal data outside the EEA to a country that is not deemed to be “adequate”, we take steps to comply with applicable laws, such as through implementing the European Commission’s standard contractual clauses (“SCCs”), which have been updated on June 4 2021, and require a complete shift to the new SCCs by December 27, 2022. The European Data Protection Board ("EDPB") released a comment on the supplementary measures that companies may use to ensure an 'EU level' of data protection - such as conducting impact assessment for data transfers, and assess the use of SCCs on a case-by-case basis, taking into account the legal regime applicable in the destination country, and in particular applicable surveillance laws and rights of individuals as well as consider additional technical and organizational measures and/or contractual provisions that may be needed to be put in place. On June 4, 2021, the European Commission issued a new set of SCCs under the GDPR for data transfers. In addition, on February 2, 2022, the Secretary of State of the UK laid before the Parliament the international data transfer agreement (IDTA) and the international data transfer addendum to the European Commission’s standard contractual clauses for international data transfers (Addendum), which came into force on March 21, 2022 following Parliamentary approval. Contracts involving data processing which are based on the old EU SCCs and concluded on or before September 21, 2022 will continue to provide appropriate safeguards under the UK GDPR until March 21, 2024. In some jurisdictions like the EU, UK and Israel, the law and guidance on data transfers is rapidly developing and recent developments will require us to review and may require us to amend or supplement the legal mechanisms by which we make and/or receive personal data transfers, which could affect the manner in which we provide our solutions, the geographical location or segregation of our relevant systems and operations, may reduce demand for our solutions from companies subject to these data protection laws and could adversely affect our financial results.

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

The situation in Ukraine could materially adversely affect our business, financial condition and results of operations.

In late February 2022, Russian military forces launched military action against Ukraine, and sustained conflict and disruption in the region is likely. The impact to Ukraine, as well as actions taken by other countries, including new and stricter sanctions by Canada, the United Kingdom, the European Union, the U.S. and other countries and organizations against officials, individuals, regions, and industries, and each potential response to such sanctions, tensions, and military actions, could lead to disruption, instability and volatility in global markets and industries that could have a material adverse effect on our operations. As a result of this situation, our services into Ukraine and Russia were suspended until further notice. While our direct business exposure to Ukraine and Russia is immaterial (in a typical year less than 2% of our GMV is generated by Ukraine and Russia combined), there may nevertheless be additional implications of such military conflict on macro-economics, consumer sentiment and buying patterns in other markets, including Eastern and Western Europe (in which we have experienced certain reductions in purchases since the commencement of the military conflict), which may have an adverse effect on our results.

In addition, some of our Research and Development team members are located in several cities in Ukraine which have been disrupted by the outbreak of war. The conflict has impaired and may continue to impair their ability to work, thereby adversely affecting our research and development and merchant support capacities. Due to this disruption, the human cost to our employees as well as the potential for broader, adverse impacts of this war, including heightened operating risks in Ukraine and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber-attacks, higher energy costs and higher supply chain costs, as well as broader impact on global and regional economies, is difficult to measure, and the ultimate impact of such events on our business is difficult to predict. Any disruption in the businesses of our customers or partners could have a significant adverse impact on our results. All of the aforementioned risks may be further increased if our disaster recovery plans or those of our customers or partners prove to be inadequate.

Global pandemics and other health crises, including the ongoing outbreak of COVID-19, could materially adversely affect our business, financial condition and results of operations.

Global pandemics, including the COVID-19 pandemic, as well as both future widespread and localized outbreaks of infectious diseases and other health concerns, and the measures attempting to contain and mitigate their effects and the resulting changes in consumer behaviors, could cause a material disruption to our normal operations and impact our employees, suppliers, merchants and shoppers. In 2020 and 2021, the COVID-19 pandemic had, and a future outbreak of a highly infectious or contagious disease or other public health crisis could similarly have, significant repercussions across domestic and global economies, including the retail sector within the U.S., and the financial markets. In 2020 and 2021, the COVID-19 pandemic disrupted our normal operations and a similar outbreak could, in the future, significantly adversely impact and disrupt our business, financial performance and condition, operating results and cash flows. Additional factors may negatively impact our ability to operate, for example, actions taken in the past in response to the COVID-19 pandemic, such as transitioning employees across all our offices to remote work-from-home arrangements and imposing travel and related restrictions. Remote work, lockdowns and travel restrictions may add challenges and complexity to the operations of our shipping and logistics partners and any such restrictions that inhibit the ordinary course operation of our shipping and logistics partners may have an adverse effect on our business.

A global pandemic or a similar outbreak could limit merchants’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, ship and dispatch orders or make timely payments to us). In addition, a global pandemic may also result in reduced consumer spending and adverse or uncertain economic conditions globally, which in turn may impact the GMV processed through our platform. See “-General Risks Affecting Our Business and Operations-Unfavorable conditions in our industry, the global economy, or e-commerce in general, could limit our ability to grow our business and negatively affect our results of operations.”

The continuing impact of “Brexit” may have a negative effect on our business.

Following a national referendum and subsequent legislation, the United Kingdom formally withdrew from the European Union, commonly referred to as “Brexit,” and ratified a trade and cooperation agreement governing its future relationship with the European Union. Among other things, the agreement, which became effective in 2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and governance. Because the agreement merely sets forth a framework in many respects that requires complex additional bilateral negotiations between the United Kingdom and the European Union, significant uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

Brexit has led to legal uncertainty and divergent national laws and regulations as the United Kingdom continues to determine which European Union laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, consumer protection and privacy laws, customs laws and transport laws, all of which could increase the difficulty and cost of compliance. Additionally, we have faced, and we may continue to face additional and new regulations in numerous fields, including data privacy, shopper rights, trade, aviation, tax, security, and employees, among others, in the United Kingdom which required us and may further require us to amend or adjust our platforms and service and which may lead to additional costs such as customs clearance costs and tariffs which may decrease the attractiveness of such purchases and reduce GMV and revenues. We cannot yet fully predict the implications of Brexit, including whether it will have any additional impact on our operational costs or otherwise have a negative effect on our business, financial condition or results of operations.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 57373-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase.

In addition, we use, and may continue to use, third parties to sell access to our platform and conduct business on our behalf abroad, in particular carriers and other freight forwarders who perform customs-clearance and related services and functions as our service providers, and in our own name and instructions. We or such current and future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

We act as a service provider and take certain part of the fulfilment chain of the merchants, and while our legal and functional roles are defined, third parties may confuse us with the merchants resulting in claims and liabilities relating to the merchants’ activities.

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

Policing unauthorized use of our know-how, technology and intellectual property is difficult and may not be effective. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platforms or technology and use information that we regard as proprietary to create products or services that compete with our offerings. Some of the provisions of our service agreements that protect us against unauthorized use, copying, transfer, and disclosure of our platforms, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platforms and proprietary information may increase. Further, our competition, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our confidential information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property rights. If we are unable to protect our intellectual property rights or prevent unauthorized use, infringement or misappropriation thereof by third parties, the value of our intellectual property and intellectual property rights may be diminished, and our competition may be able to more effectively mimic our offerings and service. In addition, our know-how is derived in part from insights we obtain from the historical individual and aggregate transactions that take place on our platform. If the availability, security or integrity of such data is lost or compromised due to a technology failure, cyberattack or similar event, our know-how could be lost or diminished, and this could materially adversely affect our ability to serve our merchants. For more information, see “Risk Factors-Risks Relating to our Business and Industry- We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities and adverse effects on our results of operations and growth prospects.”

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

Although we attempt to protect our intellectual property, technology and confidential information by entering into confidentiality and invention assignment agreements with our employees and consultants and entering into confidentiality agreements with the parties with whom we have strategic relationships and business alliances, these agreements may not effectively grant all necessary rights to any inventions that may have been developed by the employees or consultants party thereto, and may not be effective in controlling access to and distribution of our platforms, technology and confidential information or provide an adequate remedy in the event of unauthorized use of our platforms or technology or unauthorized access, use or disclosure of our confidential information. Additionally, employees and consultants may choose to violate the terms of their confidentiality agreements.

Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to ours. We cannot guarantee that others will not independently develop technology with the same or similar functions to any proprietary technology we rely on to conduct our business and differentiate ourselves from our competitors.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and we may or may not be able to detect infringement, misappropriation or other violation of our intellectual property rights by third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platforms, impair their functionality, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platforms, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot assure you that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete. Any one or more of the foregoing could harm our business, results of operations, and financial condition.

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

There is considerable intellectual property development and enforcement activity in our industry. We expect that software developers in our industry will increasingly be subject to infringement claims as the number of competing solutions grows and the functionality of platforms and services in different industries overlap. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. There is a risk that our operations, platforms and services may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. Other companies have claimed in the past, and may claim in the future, that we infringe upon or otherwise violate their intellectual property rights. A claim may also be made relating to technology or intellectual property that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial royalty or license fees, lost profits or other damages;

•	require and divert significant management time;
•	cause us to enter into unfavorable royalty or license agreements;
•	require us to discontinue some or all of the features, integrations, and capabilities available on our platforms;
•	require us to indemnify our merchants or third-party service providers; and/or
•	require us to expend additional development resources to redesign our platforms.
Any one or more of the above could harm our business, results of operations, and financial condition.

We use open source software, which may pose particular risks to our proprietary software, technologies, products and services in a manner that could negatively affect our business.

We use open source software in our platforms and expect to use more open source software in the future. From time to time, there have been claims challenging both the ownership of open source software against companies that incorporate open source software into their products and whether such incorporation is permissible under various open source licenses. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our platforms. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software, or breach of open source licenses. Litigation could be costly for us to defend, have a negative effect on our business, results of operations, and financial condition, or require us to devote additional research and development resources to change our platforms. In addition, if we were to combine our proprietary source code or software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competition to create similar products with less development effort and time. If we inappropriately use open source software, or if the license terms for open source software that we use change, we may be required to re-engineer our platforms, or certain aspects of it, incur additional costs, discontinue the availability of certain features, or take other remedial actions.

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

In addition, open source libraries incorporated in our platforms must be constantly updated in order to avoid security vulnerabilities that may be present in an outdated version of the software. Updating the open source libraries we use in a timely manner requires ongoing development efforts, and any delay relating to this process may expose us to risk of security breach. To the extent that our platforms depend upon the successful operation of open source software, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platforms, delay new solutions introductions, result in a failure of our platforms, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. In addition, the public availability of such software may make it easier for others to compromise our platforms.

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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition where we maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli, United Kingdom, European, the U.S. or other immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees.

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

Our management team has relatively limited experience managing a public company.

Our management team has relatively short and limited experience managing a publicly-traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team has only gained such experience since the completion of our initial public offering (“IPO”) and may not successfully or efficiently manage our ongoing operations as a public company that are subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents have and will continue to require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

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

Contractual arrangements between merchants and local distributors, as well as merchants’ operating preferences, may impede the adoption by merchants of a D2C model and diminish the adoption of our platform and services as a result.

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

In addition, while we believe our platform and services provide flexible and cost-effective means for merchants to transact globally, as our merchants grow their international activity through the use of our services, or as market trends change, they may decide that our platforms are too costly, or that they can utilize other modalities or operational flows, and transition some, or even all of their activity, into one in which they transact directly with shoppers, rather than through us, and therefore do not need to pay our service fees, e.g. by means or setting up and operating dedicated localized web stores for certain geographies. Such transitions, should they occur, will negatively impact our financial condition and results of operations.

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
Furthermore, the Company maintains the majority of its cash and cash equivalents in accounts with major and highly rated multi-national or local financial institutions, and our deposits at certain of these institutions significantly exceed insured limits. Market conditions can impact the viability of these institutions. In the event of failure of any of the financial institutions where we maintain our cash and cash equivalents, there can be no assurance that we would be able to access uninsured funds in a timely manner or at all. Any inability to access or delay in accessing these funds could adversely affect our business and financial position.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our culture and our business could be harmed.

We believe that an important contributor to our success has been our corporate culture, which we believe creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on driving success for our customers. As we continue to grow, including geographically, and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity, and diversity, we believe that we need to support our growth. Any failure to preserve our culture could also harm our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect our stock price and our business.

While our management and our independent registered public accounting firm concluded that our internal control over financial reporting was effective as of December 31, 2022, it is possible that material weaknesses may be identified in the future.

If we are unable to maintain effective internal control, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a publicly traded company or to comply with the requirements of the SEC or the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). This could result in a restatement of our financial statements, the imposition of sanctions, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our internal control and financial reporting requirements or to comply with legal and regulatory requirements could adversely affect our business and the trading price of our common shares. Material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain.

As part of our growth strategy, we may decide to make additional acquisitions of privately held businesses. Prior to becoming part of our consolidated company, the acquired businesses would not be required to implement or maintain the disclosure controls and procedures or internal control over financial reporting that are required of public companies. We are required to integrate the acquired businesses into our consolidated company’s system of disclosure controls and procedures and internal control over financial reporting, but we cannot provide assurance as to how long the integration process may take. Additionally, we may need to improve our internal control or those of any business we acquire. This could result in significant costs to us and could require us to divert substantial resources.

In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key metrics in this Annual Report and intend to continue to present certain non-GAAP financial measures and key metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key metrics could cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our ordinary shares.

 If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

            The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations, the estimated customer life on deferred contract acquisition costs, the allowance for credit losses, the fair value of financial assets and liabilities; including accounting and fair value of derivatives, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and property and equipment, share-based compensation, until the Company’s IPO including the determination of the fair value of the Company’s Ordinary Shares, and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

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

In 2022, the United States Inflation Reduction Act, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations, which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates.

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations. In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). The agreement reached by 137 of the 140 members of the OECD BEPS Inclusive Framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules and released commentary to the Pillar Two model rules in March 2022. The model rules and commentary allow the OECD BEPS Inclusive Framework members to begin implementing the Pillar Two rules in accordance with the agreement reached in October 2021. Israel is one of the 137 jurisdictions that has agreed in principle to the adoption of the global minimum tax rate. As the Two Pillar solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations, including the impact on Preferred Technological Enterprises currently eligible for reduced corporate tax rate of 12%, is uncertain. Further, given these developments, it is generally expected that tax authorities in various jurisdictions in which we operate may increase their audit activity and may seek to challenge some of the tax positions we have adopted. It is difficult to assess if and to what extent such challenges, if raised, might impact and potentially increase our future effective tax rate.

General Risks Affecting Our Business and Operations

Unfavorable conditions in our industry, the global economy, e-commerce or particular verticals within e-commerce, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our merchants or our shoppers. The revenue growth and potential profitability of our business depend on demand for our platform and services, as well as demand for the products offered by our merchants. Therefore, current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, consumer spending, services availability or e-commerce generally and negatively affect our business. Some of our merchants are luxury fashion brands, and the adverse impact to our business resulting from any of the foregoing factors could be magnified to the extent that it disproportionately affects merchants in verticals from which our merchants derive a significant amount of their GMV.

The COVID-19 pandemic as well as the situation in Ukraine have caused heightened uncertainty in the global economy. Furthermore, during recent periods these and other factors have resulted in heightened inflation rates as well as recessionary pressures in various countries. If economic conditions further deteriorate, shoppers may not have the financial means to make purchases from our merchants and may delay or reduce discretionary purchases, negatively impacting our merchants and our results of operations.

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

Moreover, persistent economic downturns may require us to undertake optimization and cost saving initiatives, including streamlining our organization and adjusting the size and structure of our workforce. Any reduction in force may yield unintended consequences and costs, such as attrition beyond the intended reduction in force, the distraction of employees and reduced employee morale, which could, in turn, adversely impact productivity, including through a loss of continuity, loss of accumulated knowledge or inefficiency during transitional periods. Any of these impacts could also adversely affect our reputation as an employer, make it more difficult for us to hire new employees in the future and increase the risk that we may not achieve the anticipated benefits from the restructuring.

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

•
the impact of the COVID-19 pandemic on our management, employees, partners, merchants, and operating results, as well as the impact of COVID-19 related restrictions having been lifted and the physical re-opening of stores, on the rate of adoption of e-commerce as well as shoppers buying habits;

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

Our executive officers, directors, beneficial owners of greater than 5% of our ordinary shares and affiliated entities together beneficially owned approximately 47.68% of our ordinary shares outstanding as of December 31, 2022. Certain of such holders also have rights to acquire additional ordinary shares upon the exercise of options and warrants in the future. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including the appointment and dismissal of directors, the terms of compensation of our directors and chief executive officer, certain other related party transactions, capital increases, and amendments to our amended and restated articles of association. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2022 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation-U.S. Federal Income Tax Consideration”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation-U.S. Federal Income Tax Consideration-Passive Foreign Investment Company” in Item 10.E. below.

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

We will continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly since we are no longer an emerging growth company, we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

Furthermore, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are also required to disclose changes in internal control over financial reporting on an annual basis. Additionally, as we are no longer an emerging growth company and qualify as a large accelerated filer, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To maintain compliance with Section 404, we continue to engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources and have engaged outside consultants and adopted a detailed work plan to continue to assess and document the adequacy of our internal control over financial reporting, continue to undertake steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to maintain effective internal control over financial reporting as required by Section 404. If we identify one or more material weaknesses in our internal control, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

 Irrespective of compliance with Sections 404, any failure of our internal control could have a material adverse effect on our stated results of operations and harm our reputation. In order to implement changes to our internal control over financial reporting triggered by a failure of those controls, we could experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes.

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

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Further, the State of Israel and Israeli companies have been from time to time subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

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

Competition for skilled technical and other personnel in Israel is intense, and as a result we may fail to attract, recruit, retain and develop qualified employees, which could materially and adversely impact our business, financial condition and results of operations

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.

Our principal research and development as well as significant elements of our general and administrative activities are conducted at our headquarters in Israel, and we face significant competition for suitably skilled employees in Israel. While there has been intense competition for qualified human resources in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced levels of employee attrition and is currently facing shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. Failure to retain or attract qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

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

Global-E Online Ltd. was incorporated in February 2013 under the Companies Law in the State of Israel and commenced operations at that time. Our commercial name is Global-e. Our principal executive offices are located at 9 HaPsagot Street, Petah Tikva 4951041, Israel. Our website address is www.global-e.com and our telephone number is +972-73-2605078. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report and is not incorporated by reference herein. We have included our website address in this Annual Report solely for informational purposes. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as we, that file electronically, with the SEC at www.sec.gov.

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

On January 3, 2022 we completed the Flow Merger, and acquired Flow through the statutory merger of Flow with Global-e NewCo Inc., for an aggregate purchase price of approximately $387 million (in a combination of cash and equity). The Flow Merger was consummated in order to strengthen our offering and capabilities, to allow us access to additional addressable market of emerging brands not currently eligible to use our services.

On June 20, 2022, we entered into a purchase agreement to acquire Borderfree, from Pitney Bowes and its subsidiaries. The Borderfree Acquisition closed on July 1, 2022 and is expected to strengthen our offerings and solutions for merchants, by providing them with traffic generation services, and the ability to attract international shoppers to their web store. We plan to accomplish that using both an e-mail based direct marketing and a portal-like affiliation offerings, both building upon and augmenting assets (for example, customer accounts) created by Borderfree. The agreement also includes customary representations, warranties and covenants of the parties. In addition, we have begun a strategic partnership and commercial relationship with Pitney Bowes, whereby Pitney Bowes is providing us and our clients with certain cross-border ecommerce logistics services and, in turn, Pitney Bowes’ clients receive access to the cross-border solutions available on our platform.

Our agent for service of process in the United States is Global-e US Inc., which maintains its principal offices at 200 West 41st. Street, New York, NY. Its telephone number is +1 347-990-3857.

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

We have built the world’s leading platform to enable and accelerate global, D2C cross-border e-commerce.

Our platform was purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world - in short, to “go global.” At the same time, to “be local” reflects the localization of the shopper’s experience and our effort to make international transactions as seamless as domestic ones. We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. We provide a mission-critical, integrated solution that creates a localized and frictionless shopper experience and our platform is simple to manage, flexible to adjust and smart in its local market insights and best practices. The vast capabilities of our end-to-end platform includes interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platform to enhance the shopper experience and enable merchants to capture the cross-border opportunity.

We operate at the forefront of global e-commerce, which is being transformed by technology, internet adoption and the rise of social networks connecting the world. Shopper buying habits are rapidly shifting online, as shoppers expect to be able to purchase any product online - from anywhere in the world. Trends and consumer tastes are becoming increasingly global, driving the expansion of cross-border e-commerce, but the preference remains for an intuitive online shopping experience that feels local. In parallel, the rapid growth in e-commerce has created an opportunity for merchants to build and strengthen a direct relationship with the shopper. Solutions that enable D2C sales have become a strategic priority for brands and retailers as they seek to take advantage of these e-commerce trends, gaining ownership and knowledge of their international shoppers.

Our comprehensive platform creates differentiated benefits for both shoppers and merchants. Shoppers seek competitive, localized and transparent pricing, a seamless and secure order and delivery process, and a painless returns and refunding process. We address these needs through a fully localized experience that removes many of the barriers shoppers face when purchasing from merchants internationally. We integrate with, and enhance the online stores of merchants and localize the shoppers’ experience based on the country from which they shop. We support local messaging in over 30 languages, purchases in more than 100 currencies by over 150 payment methods and a multitude of shipping options. Shoppers can enjoy a fully-guaranteed landed price quote, which includes shipping costs, import duties and tax charges, as well as post-sale services, such as multi-lingual customer service and a managed returns service. The enhanced shopper experience we enable typically results in improved sales conversion of our merchants’ international traffic, thereby increasing their cross-border revenues. We have seen merchants experience significant uplift (often exceeding 60%) in international traffic conversion after beginning to use our platform.

For merchants, our platform also removes much of the complexity that is associated with cross-border e-commerce. Sales are reconciled and paid for locally and in the currency of the merchant’s domicile. We handle import duties calculation and collection, foreign sales tax remittance as well as tax recovery for returned goods in line with market regulations. We also displace certain fraud and foreign exchange risks that would otherwise be borne by merchants. We allow merchants to expand and scale their cross-border operations rapidly and efficiently, enabling a quick go-to-market with limited investment. As of December 31, 2022, we had 1,036 merchants across diversified verticals and ranging from small, emerging brands to globally-recognized retailers.

The scale and sophistication of our platform rely on the data and insights we’ve accumulated since our founding more than nine years ago. We refer to the application of our data as “Smart Insights” - country-, price- point- and vertical-specific lessons learned about shopper behavior. These insights are expanded every time a potential shopper enters a merchant’s online store - which occurs hundreds of millions of times each year - allowing us to gather additional data points along the purchasing journey. We believe that by leveraging our Smart Insights, merchants can provide highly-optimized experiences for shoppers on a per-market, per-vertical and per-price point basis, driving increased sales conversion and revenues. By providing a superior and seamless shopper experience and empowering merchants to capture the global e-commerce opportunity, we believe that we drive more transactions and thereby accumulate more data, which in turn increases the quality and depth of our Smart Insights. This creates strong flywheel effects that further power our business and that of merchants.

The merchants’ success is our success, and we aspire to become their trusted partner for international sales. The better the outcomes for the merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with the merchants is core to our long-term success. This is evidenced by our Gross Dollar Retention Rate, which has typically been over 98% since 2018, and our Net Dollar Retention Rate, which has typically been over 130% during the same period. In 2022 our Gross Dollar Retention rate continued to track at over 98% and our Net Dollar Retention Rate was 130%. These retention rates demonstrate both the strong retention we enjoy among our existing merchants and the strong growth of GMV from merchants that use our platform.

Our business has experienced rapid growth over the last years and generally since our inception. Our GMV amounted to $774 million, $1,449 million and $2,450 million in 2020, 2021 and 2022, respectively, representing an increase of 87% and 69% in the years ended December 31, 2021 and 2022, respectively. Our revenues were $136.4 million, $245.3 million and $409.0 million in the years ended December 31, 2020, 2021 and 2022, respectively, representing an increase of 79.9% and 66.8% in the years ended December 31, 2021, and 2022 respectively. Our operating efficiency and growing economies of scale have allowed our gross profit growth rates to outpace those of our revenue growth. Our gross profit increased by 110% and 73% in the years ended December 31, 2021 and 2022. Our gross margin has steadily improved from 31.9% in 2020 to 37.3% in 2021, and to 38.7% in 2022. Our Non-GAAP gross profit has increased by 110% and 84% in the years ended December 31, 2021 and 2022 and our Non-GAAP gross margin has reached 41.1% in the year ended December 31, 2022. Our Adjusted EBITDA has grown from $12.6 million in 2020 to $32.4 million in 2021 and $48.7 million in the year ended December 31, 2022.

Our Opportunity

We strive to make international sales as simple as domestic ones for our merchants, while also ensuring their shoppers enjoy an intuitive and frictionless shopper journey, making both shoppers and merchants “abroad-agnostic”. We believe that our scalable platform enables our merchants to capture the large and growing cross-border e-commerce market. As of December 31, 2022, we served 1,036 merchants across 28 countries, mainly in the United States, the United Kingdom, France, and other Western European markets; overall, we sell to shoppers in over 200 destination markets worldwide. Forrester expects that by 2023, the cross-border e-commerce market will reach $736 billion. For the year ended December 31, 2021 and 2022, our merchants’ transactions amounted to a GMV of $1,449 million and $2,450 million, respectively. We believe that the share of e-commerce merchants that have a meaningful cross-border footprint is limited, thus presenting a significant opportunity for further growth. We believe we have the potential to become an industry-defining player that enables merchants to capture the cross-border e-commerce opportunity.

Our Solutions

Global-e is a leader in cross-border e-commerce enablement. We offer a full end-to-end platforms built on a highly scalable technology stack. Our comprehensive solutions provide merchants with mission-critical tools that enable them to sell and scale globally.

We believe our offering is a result of a potent combination of key components that will help further fuel the growth of cross-border e-commerce by:

Offering an intuitive and frictionless shopper journey

Through a combination of proprietary capabilities and useful third-party integrations, Global-e is able to create a localized and efficient experience for shoppers regardless of the country they are shopping from. Our platforms are able to support:

•	Language - localized marketing messaging and checkout in over 30 languages across our platforms.
•
Pricing -support, across our platforms, for more than 100 currencies as well as a sophisticated pricing engine customizable according to the shopper’s location, local market retail pricing conventions and the merchant’s pricing strategy.

•	Payments - over 150 payment methods, across our platforms, with new payment methods being continuously added.
•
Duties and taxes - the ability to accurately pre-calculate import duties and taxes and remit them in over 170 destination markets, simplifying the customs clearance process and allowing for a guaranteed landed price quote for both the shopper and the merchant. We also ensure we are addressing local market import restrictions.

•
Delivery - an extensive network of more than 20 shipping carriers, offering multiple shipping modes at attractive rates, including specialized shipping options such as Pick-Up & Drop-Off where applicable. We have found that shopper preferences for shipping modes and pricing vary significantly among markets, and are an important driver of conversion rates.

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

Solving the merchants’ needs through our purpose-built end-to-end platform

Our platform includes mission-critical tools, from local pricing and payments capabilities to after-sales support. We also simplify the international order flow – regardless of shopper and merchant origin, currency and payment method used, whether duties and taxes were pre-paid and which shipping option was chosen – making it as simple to complete as if it was a domestic order.

•
Increased sales conversion: we enable the merchants to scale internationally in a rapid, efficient manner. We ensure that the merchants are able to capitalize on their valuable international shopper traffic and growth potential by eliminating friction to close the gap between international markets’ share of traffic and monetization. This enables the merchants to generate an uplift in sales from the conversion of their international shopper conversion. We have seen merchants experience significant uplift (often exceeding 60%) in international traffic conversion after beginning to use our platform.

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

•
Reducing merchant complexity: Global-e assumes the role of merchant of record (“MoR”) vis-à-vis the shopper. We believe that taking on such responsibility significantly reduces legal complexity for the merchants, as we report and forward relevant import taxes and handle import compliance in the local market to where a sale is made, in line with specific market regulations. Our MoR status allows us to handle tax recovery for returned goods, with no hassle to the merchant. We bear certain fraud and foreign exchange risks that would otherwise be borne by the merchants and offer simple access to dozens of local payment methods, which further reduces potential frictions that could deter both merchants and shoppers from engaging in cross-border transactions. We also adapt our systems and operations on an ongoing basis to address the evolving regulatory landscape and technical backdrop. Vis-à-vis the merchant, we streamline order processing by periodically reconciling all international orders in bulk and in the merchant’s native currency. In short, we aim to provide an experience that is akin to a domestic transaction.

•
Emphasizing merchant branding: maintaining the direct shopper relationships is of strategic importance to the merchants, and we are deeply committed to preserving that connection. All throughout the process, the merchants preserve the integrity of the brand experience and enhance their brand equity. We use minimal own branding - and only where required to do so - so shoppers primarily face the merchant’s existing storefront and brand experience.

Combining our access to data and know-how to generate Smart Insights

We believe we are well-positioned to provide insights to our merchants thanks to both the breadth and depth of the data we generate, on the basis of the significant international traffic on our merchants’ websites and the millions of transactions we facilitate on a yearly basis. For the year ended December 31, 2022, there were approximately 950 million visits across our merchants’ e-commerce sites, and we enabled approximately 12 million transactions across over 28 origin countries and over 200 destination markets. We gather extensive data along the entire value chain and lifecycle of an order - from the initial visit to the e-commerce store through the actual purchase, delivery and returns.

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

Our holistic approach - coupling our localization capabilities and market know-how with our data driven Smart Insights - enables the merchants to unlock their potential for cross-border, D2C sales by means of a localized and optimized offering for each individual market, vertical and price segment.

Environmental, Social and Governance (ESG) Practices

Global-e was built to promote accessibility and to reduce borders and barriers in global ecommerce, but that may be difficult to achieve if we are not also promoting the success of our stakeholders, including our merchants and the shoppers. To that end, we have committed to develop our Environmental, Social and Governance (ESG) strategy in alignment with our business strategy and the expectations of our stakeholders, our partners to the value chain, our employees and our local communities.

One notable example of how we promote the success of our partners is how our business goals and technology can assist SMEs who wish to expand their offerings on a global scale, thereby supporting accessible economic opportunities to such SMEs. Our technology exhibited by our SME solutions, is a potential catalyst for the success of such SMEs. The accessibility provided to SMEs, not only contributes to their own potential economic benefits, but it also provides access and user experience available to people who wish to trade globally and it reduces certain accessibility gaps and barriers that may otherwise impact such opportunities.

We are only at the early stages of building our ESG strategy. In 2022, we have taken the first steps to develop a plan to prioritize and promote efforts to manage key long-term non-financial parameters important to our business, including climate change impacts and addressing Diversity, Equity and Inclusion (DEI) gaps across the organization.

The ultimate responsibility for our ESG plan, goals and practices is vested with our Board of Directors, and the powers and authority to monitor and oversight were delegated and vested to the Board’s Nominating, Governance and Sustainability Committee. The Nominating, Governance and Sustainability Committee established an executive committee (consisting of c-level management) under its supervision and direction to lead the development and execution of our ESG strategy and plan, and such executive committee will be expected to work closely with various relevant departments and officers, including Human Resources, Operations, Security and Tech Ops and Legal, among others.

We engaged the Nasdaq Corporate Solutions, LLC, to conduct in 2022 our first ESG assessment based on what we believe are our stakeholders’ values and our internal leadership views and attitude on ESG, in light of our missions and business strategy.

Data Privacy and Cybersecurity

We have always regarded data privacy and data security as a top priority, being fundamental to earning the trust and confidence of our stakeholders. Our Chief Information Security Officer (CISO) and our Data Protection Officer (DPO), under the supervision of our ESG Committee and the oversight of the Audit Committee, aim to follow recognized standards.

We operate and manage our risks and mitigation plans based on compliance protocols. We have obtained and maintain PCI DSS (level 1) and ISO 27001 certifications, and have recently completed our SOC2 certification, and will be subject to independent annual audits by the certifying bodies. We are consistently evaluating our security measures.

We also believe that employee education and training are key to data integrity and security. To that end, as part of any onboarding of any new employee, completion of security training is mandatory. Periodic training including phishing tests are performed regularly.

As a global leader in e-commerce selling DTC, data privacy is key to our success and reputation, and we have taken steps over the years to establish, implement and enhance global data protection program. Led by our DPO in consultation with cross-organization functional experts, our program caters for compliance, security, integrity and transparency. We review product features in light of data privacy requirements, and conduct impact assessments when and as needed. With the support of our external counsels, we keep track of regulatory updates and guidance, and take the required actions accordingly, both on product level as well as policy and contract level.

Employee Recruitment, Retention, Engagement

Our workforce has grown significantly in recent periods, and that has, and continues to require us to seek to build and maintain a working environment that caters for employees motivation, talent, wellbeing and safety, while promoting personal and professional development.

We seek to provide and constantly develop compensation and equity incentive plans that will remain attractive and rewarding. As such, we offer both stock-based and cash-based compensation awards (in each case subject to eligibility criteria) that are designed to be commensurate with individual performance and meeting objectives.

As of December 31, 2022, we had 767 employees. Our recruitment spans through students, junior professionals through senior seasoned executives. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement or expansion orders of such arrangements, with the exception of a small number of employees in France, Spain, Australia and Israel who are covered by mandatory industry-wide collective bargaining agreements in accordance with local law.

We are extremely proud of our employees. In 2022, over 80 employees were promoted or assumed new roles within the organization. We believe that such vote of confidence is the result of our culture.

We are driven by our business expansion strategy, and we consider the needs of our clients in our existing and new markets for local culture and local business etiquette. In 2022, we continued to open new office locations worldwide, and as a result about 10% of our recruits in 2022 were recruited in those offices. As we continue to grow our workforce and to expand geographically, diversity will continue to be important to who we are, allowing us to better serve our customers in a local culture fashion yet with a global expertise earned through cross-organizational collaboration. We plan to set targets to explore how to gradually and continuously improve our DEI practices. We intend to establish a DEI committee which will be comprised of a diverse group of officers, under the leadership of our CEO, which committee will develop plans to improve the diversity and inclusivity of our organization, and we will commit the time and resources to bring improvements in this area into our organization.

Beginning from mid-2022, we implemented hybrid remote work policies to enable our employees to work remotely for parts of the work-week, while still fully operating all our office facilities, and maintaining health and safety measures.

We consider inclusive work culture to be an important criterion in promoting collaboration and transparency among our employees, while still offering private spaces for personal and professional needs. To that end, we strive to have an open workspace with optimized balance between team collaboration and private space.

Human Capital Development

We value the uniqueness each of our employees. We appreciate the talent and the caring they put into their work in making us a better organization, which in turn defines our culture, and eventually will make our business strategy, our solutions and our services better. We therefore always aim to encourage and promote our employees, talent, ambition and sense of devotion.

We intend to explore ways to offer our employees opportunities to acquire new skills, and to develop through exploration, experience and learning, by providing them learning and development programs. We have a dedicated personnel within our Human Resources team, supervised by our executive leadership, who will focus on developing learning, training and growth policies and plans, through internal and external platforms, to be made available for our people worldwide. In 2022, as an initial step, we have implemented and launched the Juno Journey platform, offering tens of thousands of external learning resources which each employee can choose from for own personal and professional growth path. Over 70% of our employees are already active on the platform. We have allocated each employee an annual budget allowing them to attend, on average, 2-3 courses of their choice. In 2022, Juno was fully implemented as our onboarding and professional training platform, through in-house developed courses and professional sessions covering our products, technology and offering. We have recorded over 20 onboarding sessions, all presented or narrated by our own employees.

In parallel, we started building our in-house competence development program. The program is expected to focus mostly on spreading the knowledge about our solution across all verticals in the organization.

In an effort to promote candid and effective dialog between employees and their managers with a view to contribute to career development and personal accomplishments, we implemented tools and annual review processes for all employees across the world. Any annual performance and goals review is based on personal individual work and development plan with specific objectives and, if applicable, resource requirements, always attempting to balance between business needs and personal aspirations and targets.

Business Ethics

Our unique position as enabler in the ecommerce sector comes with great responsibility to the value chain stakeholders – our merchants (brands and retailers), our consumer shoppers and the vendors we work with or collaborate when we perform our services. We aim to hold ourselves to the highest standard of business and professional ethics, and expect our stakeholders to do the same. We are committed to making equal and unbiased selection of partners, honor our promises and commitments, and stay accountable to our actions and choices towards our stakeholders.

Being a founder-led organization, operating under the oversight of our Board of Directors and its committees, we are committed to the values and standards of behavior set forth in our Code of Conduct. We will keep our employees appraised of the code by annual training and making it available to all, including by reference in our service contracts with our merchants.

Board Composition

We are privileged to have experienced industry-relevant leaders as our members of the Board of Directors. The members of our Board of Directors bring years of leadership experience, making it fit for overseeing our organization’s governance and compliance. We maintain a majority independent Board of Directors, with five independent directors. We believe our Board of Directors demonstrates balanced perspectives of relatively newly appointed directors and required industrial knowledge from the more tenured directors. Under the supervision of the Board’ Nominating, Governance and Sustainability Committee, we have recently conducted annual Board of Directors and Committee evaluation to facilitate an assessment of the performance of the Board of Directors and its Committee and assessing its strengths and weaknesses and laying a foundation for discussion and future improvement. The results, which were reviewed and discussed by our Nominating, Governance and Sustainability Committee showed that our Board and Committee members agreed with the evaluation statement made in the assessment. 3 of our directors self-identify as women or non-binary, and 2 self-identify as members of traditionally underrepresented racial/ethnic groups in their home jurisdiction.

Environmental Sustainability

As an ecommerce enabler, we recognize the efforts and commitments made by our value chain partners to combat climate change, and accordingly we share their vision to achieve their goals by making sustainable choices. While we have not yet made significant environmental efforts, we have started, and we are committed to develop, our long-term plans, considering the goals and pledges of our partners along with ours. We intend to develop and mature our ESG plans and strategy, and be committed to transparency through mandatory disclosures as well as discretionary reports and updates.

We intend to explore initiatives for addressing the climate situation, utilizing our unique position in the value chain of global ecommerce as well as establishing goals in 2023 informed by our business situation and strategy. As a fundamental aspect of our future commitment, we plan to pursue operations through cloud-based services. We are developing plans to work with our partners across the value chain to investigate how we can better measure and understand our emissions as we continue our work to set tangible reduction pathways. As we explore and start executing our initiatives, we expect to incur additional short-term costs as well as long-terms cost commitments, and the timing, the management commitment and level of investments to implement such initiatives are and will be subject to uncertainties.

Our Merchants

We serve a fast-growing and diverse portfolio of merchants around the globe

As of December 31, 2022, we had 1,036 merchants using our platform, up 57.7% from 657 merchants as of December 31, 2021 and 48.6% from 442 merchants as of December 31, 2020. During the year ended December 31, 2022, merchants using our platform made transactions at a total GMV of $2,450 million, up 69% from $1,449 million in the year ended December 31, 2021. The merchants we serve are highly diverse across:

•
Multiple origin countries - we serve merchants from multiple locations including the United States, the United Kingdom, various European markets, Japan, Australia, Hong Kong, the United Arab Emirates and other markets globally.

•
Multiple product verticals - fashion and apparel, luxury, footwear, cosmetics, accessories, children’s fashion, watches and jewelry, sporting equipment, consumer electronics, toys and hobbies, automotive spare parts, and others.

•	Multiple product price points - ranging from everyday fashion retailers such as Forever 21 and Marks and Spencer, to ultra-high-end brands such as Hugo Boss, Cartier and Versace.
•	Multiple merchant sizes - from multi-billion dollar global high-street brands to emerging small and medium businesses.
•	Multiple merchant types - from traditional bricks-and-mortar retailers who have been transitioning to the digital D2C realm to emerging digital-native brands.
We believe that our large and highly diverse portfolio of merchants presents several key advantages:

•	A rich, diverse and fast-growing data asset of international transactions, enabling us to produce Smart Insights.
•	Vertical-level as well as geographical expertise, yielding a competitive advantage when approaching prospective merchants as part of our sales process.
•	Strong network and word-of-mouth effects within specific verticals and/or geographies.
•	High business resilience due to steadily decreasing merchant concentration.
•	A certain level of built-in “natural currency hedge” as a result of our business activity being conducted in a large number of different base currencies.

We have a highly efficient sales and go-to-market strategy

We establish partnerships with new merchants through several sales channels:

•	Direct sales - We have a dedicated team of sales executives that use various data sources to screen, qualify, identify and directly approach prospective merchants.
•
Inbound and word-of-mouth - As our scale and the number of merchants we have in each individual market grows, so does our own brand equity. This leads to more inbound prospects as well as stronger word-of-mouth-based sales, whereby an existing Global-e merchant recommends our solution to other players in the market.

•
Channel partnerships - We have established mutually-beneficial strategic partnerships with a range of third parties, including leading e-commerce and technology platforms, shipping providers, third-party logistics providers, payment providers, system integrators and others. In the context of such relationships, our partners pass on leads to our sales teams and provide us with access to merchants. In 2021 we entered into the 2021 Shopify Agreement with Shopify to jointly cooperate in offering e-commerce cross-border solutions to Shopify merchants and in January 2022 we extended our partnership with Shopify and entered into the 2022 Shopify Agreement with Flow and Shopify, for the offering of certain natively integrated cross-border solutions for Shopify’s merchants, especially catering to small and emerging brands. In addition, in 2022 we entered into a strategic partnership and commercial relationship with Pitney Bowes for the offering of access to our cross-border solutions to Pitney Bowes’ clients.

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

Our consistent historical performance yields high merchant satisfaction levels, as evident from our strong retention rates. Since 2018, our Net Dollar Retention Rate has typically been over 130%, and our Gross Dollar Retention Rate has typically been over 98%. High merchant retention, coupled with our use of multiple and robust sales channels, generates a highly efficient sales and marketing operation.

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

Key elements of our competitive advantage include the following:

Purpose-built, end-to-end platform

We understand the challenges and the strategic objectives of our merchants engaging in cross-border e-commerce. We provide merchants with the capabilities required for effective cross-border D2C trade, using a potent combination of our proprietary technology and third-party providers. Our solutions are easy to integrate, platform-agnostic, scalable and able to support merchants of all sizes from small, emerging brands to the world’s largest retailers. We aspire to be inclusive and far-reaching in scope. We thus enable our merchants to expand internationally effectively, and to do so much more efficiently than previously possible.

True global cross-border enabler at scale

We believe we are uniquely positioned to capture the cross-border e-commerce opportunity as a stand-out global, cross-border e-commerce enabler.

We believe we are the only player with truly global scale. We have an extensive footprint in North America, the United Kingdom, across the EU, Japan, Australia, United Arab Emirates and we continue to penetrate to other Asia Pacific (“APAC”) countries. We are diversified by vertical and end-market. Our wide-reaching scale enables us to provide a solution to merchants across the globe. This scale, coupled with strong brand recognition gained since inception, has allowed us to acquire some of the largest merchants in the world as customers.

Differentiated and growing data asset driving flywheel effect

The Global-e platform is based on more than a technical solution and associated capabilities. It is based on data-driven know-how. Data permeates every layer of our platform. Data drives how we make decisions, how we develop and improve our offering, and how we make the shopper experience efficient and intuitive. We refer to this as “Smart Insights”, which enjoy strong flywheel effects as we continue to grow at pace driven by:

•
“Economies of scale” - Our platform facilitates millions of international transactions each year across hundreds of merchants, spread across multiple geographies, product verticals, price levels, and shopper demographics. We thus accumulate a vast and rich data set and are able to benefit from economies of scale.

•
“Economies of skill” - Our massive and fast-growing data is a key asset due to the “richness” of its content. Based on this data, and coupled with our operational experience accumulated over years, we are able to generate what we call economies of skill, which enable us to ensure that cross-border sales are optimized for the merchants on a market-by-market basis.

•
Flywheel Effect. Our rich data serves as the basis for a powerful flywheel effect: the uplift we generate for our merchants drives more sales and the ability for them to expand into new geographies, which in turn creates more data, which is then fed back into our systems in order to generate even better conversion rates and more uplift. This in turn drives increased sales for our merchants and attracts new merchants to our platform. Our data engine gets “smarter” with each new site visit, each merchant and each new shopper.

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

Robust business model with sticky customers

Global-e is a cross-border e-commerce enabler covering the entire shopper journey. Our platform is deeply integrated within merchants’ existing technology stack providing the core tools to power their day-to-day cross-border operations. As a result, we retain significant “stickiness” within our customer base. Not only do we retain our merchants - our merchants also grow with our platform, and we grow with them. Merchants process large and growing order volumes through our platform as we become increasingly integral to their daily business operations and as they realize the benefits of using our platform. An important component of our growth is our existing merchant base, which grows organically each year. Due to our consistently high retention rates, we have strong visibility into the subsequent year’s revenue by looking to our current merchants, in a given period. Attracting new merchants is also critical to the scale of our platform. We have developed a highly efficient sales model based on a direct sales force, channel partners and strong word to mouth, we continue to build our capabilities to further strengthen our model.

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

•
Initiative and innovation driven: Our goal is to enable merchants to break geographic boundaries and become globally successful businesses. As such, we invest millions in research and development each year, track trends in the e-commerce world across geographies and constantly improve our product offering. Similarly, we encourage our employees to expand the scope of their defined roles, to take initiative, and to elevate Global-e to the next level - every employee can, and does make a difference.

•
Team-Focused: We are a team. We believe in collaboration and inclusion, from our founding team that has been working together since our inception to our employees across all our offices worldwide. Our hiring decisions are based on attracting people whose values align with ours: creating real, meaningful and sustainable value for our merchants.

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

Acquire new merchants within existing geographies and verticals

We have a significant opportunity to continue acquiring new merchants over time. Furthermore, we have proven the ability to rapidly integrate potential merchants with implementation cycles of 12 to 16 weeks on average, and as short as three weeks. We will continue to invest in our marketing and sales teams to enhance awareness of our solutions and to drive lead generation with our strategic partners. We see significant opportunities across multiple existing geographies and brand segments that we believe we are well-positioned to capture.

Expand into additional geographies, verticals and brand segments

We will seek to further expand our geographic footprint and boost our presence across merchant verticals, as well as brand segments. We believe that markets in the vicinity of regions where we already have a strong presence, in particular Europe and North America, and newer markets, such as APAC, Japan and United Arab Emirates are highly relevant for our business. As such, during 2022 we increased employee headcount in our Tokyo, Japan office and our Melbourne, Australia office. In addition, during 2022 we strategically and successfully collaborated with Australia Post and transcosmos Japan through which we continued our growth in the Australian and Japanese markets.

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

We also expanded our activity in is global consumer electronics brands. In order to provide the necessary level of support for these global brands, we have built and continued to build new multi-local capabilities, allowing us to enable localized D2C sales for such brands while also enabling them to utilize their existing local infrastructure, inventory and fulfilment capabilities in multiple destination markets. We are also making use of such multi-local capabilities to better serve the needs of our large global merchants, enabling them to utilize their domestic presence and inventory in chosen markets in order to serve their shoppers in such markets in local fashion, while at the same time serving adjacent markets through our cross-border capabilities.

Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Service fees	49,927	37%	96,659	39%	181,887	44%
Fulfillment services	86,448	63%	148,615	61%	227,162	56%

Total revenue	$136,375	100%	$245,274	100%	$409,049	100%

The Company's revenues from service fees provided on a standalone basis were $2,627, $8,366 and $16,515 (in thousands) for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United Kingdom	80,122	59%	113,835	47%	146,562	36%
United States	34,140	25%	71,095	29%	173,967	43%
European Union	21,269	15%	58,177	23%	78,491	19%
Israel	844	1%	1,052	*	1,357	*
Other	-	-	1,115	*	8,672	2%

Total revenue	$136,375	100%	$245,274	100%	$409,049	100%

* Less than 1%

Additionally, we will seek to better support small and emerging merchants with a best-in-class solution, tailored to the needs of such merchants, with a lightweight integration effort and advanced self-service capabilities leveraging the robust API-based technology developed by Flow, which we acquired in January 2022. In addition to enhancing our offering for small and emerging merchants, the acquisition will also allow us to offer our solutions to an additional addressable market of small merchants by means of a white-labeled solution, marketed by channel partners, such as e-commerce platforms. We are already at work on implementing the first such white-label channel partnership agreement with Shopify, by powering Shopify’s cross-border merchant of record solution currently referred to as ‘Shopify Markets Pro’. Shopify Markets Pro is currently available to U.S.-based merchants in early access mode (i.e. by invitation only), and is expected to go into general availability for U.S.-based merchants during 2023, followed by general availability in additional markets.

Drive continuous innovation on our platform

We plan to continue to invest in research and development and operate with an agile approach to address our merchants’ and shoppers’ constantly-evolving needs. We strive to continue developing new capabilities and add-on offerings, as well as opportunistically look to complement existing platforms and offering through M&A opportunities, to maintain Global-e’s position as a leading holistic platform for cross-border e-commerce, enabling efficient selling and purchasing processes for our stakeholders. For example, Global-e introduced to shoppers payment options such as the ability to pay with cash upon delivery of the ordered goods or to collect shipped items at the merchant’s local store, or ability to defer or split payments through third-party buy-now-pay-later solutions. In addition, we have developed the capabilities and infrastructure to support merchants’ multi-local fulfillment offering whereby select markets are serviced from locally-existing inventory, thereby giving the merchant better utilization of its stock and improving the customer offering. Our ability to provide preferred payment and delivery methods in select geographies, contributes to higher conversion rates of shoppers from these geographies.

We also plan to continue enriching the suite of value-added services we can provide to our merchants. For example, through our acquisition of Borderfree during 2022 we plan to enhance the value that our business brings to global brands by providing them with traffic generation services, thereby the ability to attract international shoppers to their web store. We plan to accomplish this using both an e-mail based direct marketing and a portal-like affiliation offerings, both building upon and augmenting assets (such as customer accounts) created by Borderfree.

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

Continue to develop and expand our strategic partnerships

We have established mutually beneficial strategic partnerships with a range of key players in the broader e-commerce ecosystem, including global technology groups, e-commerce platforms, shipping providers, third-party logistics providers, payment providers and system integrators. Our channel partners have been an important lead generation engine providing our sales team with a strong pipeline of prospective merchants. We intend to further strengthen our existing relationships, such as our partnership with DHL or our partnership with Shopify which was expanded as part of our acquisition of Flow, and build new strategic partnerships with other key players across the value chain and in the different markets in which we operate.

Products and Technology

Our end-to-end platform helps merchants remove cross-border e-commerce complexity by empowering merchants with powerful and extensive localization capabilities embedded directly within their websites. Our technology creates a highly-localized shopper experience, which in turn drives increased sales conversion and revenue growth.

Our platforms are built on a highly scalable tech stack which is powered by a robust layer of application programming interfaces (“APIs”) and data models, powering the shopper journey and allowing us to support a fast-growing and rapidly expanding merchant base.

Through a single, frictionless integration, the merchants’ websites can leverage the power of our platform. The integration technology, either through pre-fabricated e-commerce platform plug-ins, through the implementation of our API’s or through our generic script-based integration, which we refer to as Global-e Module, is based on a simple lightweight integration effort. Such integration effort ranges from a code snippet that is placed into a merchant’s existing online platform enabling us to deploy and integrate with minimal friction, to installation of our plug-ins and/or the implementation of a few of our API’s. After integration, shoppers continue to face the merchant’s existing storefront, and Global-e remains as a “white label” in the background.

Global-e's leading e-commerce enablement solution
GTM
Marketing
Insights & Optimization
Local Market Know-How
Applications
Messaging
Localized Browsing
Risk Management & Regulation
Localized Checkout
Global Logistics
AI & ML
Data Security
Open API Integrations
Single End-to-End Platform

Shopping experience features

•
Localized browsing - We offer localized browsing features, such as a configurable welcome message or a top-line marketing banner that can be customized by market and presented in the local language. Customization breeds familiarity, reducing bounce rates, increasing conversion and improving shopper confidence through a local shopping experience.

•
Local market pricing - We offer dynamic price translation to the shopper’s local currency based on market-specific business goals and in accordance with local pricing conventions (e.g. presenting prices in “dollar-ninety-nine” terms, such as $4.99 instead of $5.00, in relevant markets). Global-e offers support for payment in 100 global currencies, and we have found that more than 95% of shoppers choose to pay in their local currency when given the option. The below image shows examples of localized pricing in markets across the globe.

THE
SOFTSHOT 21
THE
SOFTSHOT 21
¥3,900
11 ADDITIONAL COLORS
THE
SOFTSHOT 21

•
Localized checkout - Embedded within the brand’s e-commerce store, the Global-e checkout system supports over 30 different languages, enabling shoppers to switch the checkout language to their own native tongue for a more customized and local experience. We have found that in some markets, approximately 20% of shoppers choose to switch to their local language at checkout, even if their native language wasn’t supported during browsing. Further, shoppers checkout within the merchant website without being redirected to a third-party site. The below image shows an example of a language menu.

VINCERO
Change Language
English - United States
Deutsch
Español
Français
Italiano
Polski
Português
Bahasa Indonesia
ORDER SUMMARY
QUANTITY
PRICE
The Chrono S - Blue/Brown
Without Engraving
1
BILLING ADDRESS
DELIVERY ADDRESS
First Name *
Last Name *
Default (same as billing address)
Add an alternative delivery address

•
Guaranteed landed cost - We provide shoppers with a “no-surprises” and guaranteed fully-landed cost. We offer multiple options, configurable by market, for handling import duties and taxes. For example, shoppers may select the option to prepay duties and/or taxes at checkout. We have found that on average more than 90% of shoppers from developed markets choose to pre-pay when given such option, despite the fact that it requires payment of a higher price at checkout. Alternatively, our platform has the capability to already embed this cost into the product price within the browsing journey (in full or partially), in order to facilitate an intuitive and frictionless smooth and user-friendly shopper journey. We believe this feature and options are critical in achieving high conversion rates across markets and promoting repeat shoppers.

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

ORDER SUMMARY
QUANTITY
PRICE
TOTAL
Prepay Fr. 77.17 for duties, taxes and fees now to guarantee no additional charges on delivery
I will pay all applicable duties, taxes and fees on delivery
PAYMENT
BILLING SUMMARY
Apply
PayPal
All applicable duties, taxes and fees are included in the total amount of your order.
We guarantee you will not be required to pay any additional cost on delivery.

•
Multiple shipping options - our platform allows merchants to choose from a menu of shipping options, offering shoppers multiple delivery alternatives, depending on the destination market: mail, express courier, Cash-on-Delivery, store delivery, drop point delivery and more. As part of its market-specific value proposition, merchants can decide which shipping methods to offer and how to price them, based on Global-e’s competitive shipping rates or through their own contracted shipping carriers.

MARKS & SPENCER
Collection Points | Free
SHIPPING METHOD *
Please select your delivery method
Free
Standard Courier
€10.00
Express Courier (Air)

•
Localized alternative payment methods - Preferred payment methods of shoppers differ from market to market. In some markets, such as the United States and United Kingdom, the use of global cards (Visa, MasterCard, etc.) is the most common payment method used. In others, local card, or universal alternative payment methods, such as PayPal, prevail. There are markets, both in developed and developing countries, where alternative payment methods are used more frequently than cards. For example, iDeal has the largest market share in the Netherlands; while the majority of online payments in China are carried out through AliPay, WeChatPay, and the UnionPay card scheme. In other countries, payment options such as Cash-On-Delivery or Buy-Now-Pay-Later are popular.

In order to remove payment friction and ensure higher conversion rates, Global-e supports over 150 payment methods globally, granting shoppers in each market the ability to pay with their preferred local option.

MARC JACOBS
Please choose your payment method
SOFORT
PayPal
Pay
Klarna.

•
Real-time anti-fraud screening - Each order is scanned in real-time for potential payment fraud. Global-e utilizes advanced third-party screening services, coupled with proprietary algorithms and processes - all managed by a team of anti-fraud specialists. These capabilities enable Global-e to achieve high payment acceptance rates and low chargeback rates across international markets. The authorization/rejection decision is made in real time without the delays and costs associated with manual or semi-automatic transaction screening. This further contributes to a streamlined and satisfying shopper experience.

Fraud engine customized to merchant's profile, markets, countries, products and shoppers
Increased Conversions
Reduced Fraud and Chargebacks
Reduced Friction
Superior Omni-Channel Experience
Stronger Customer Relationships

•
International customer services - Global-e operates a branded self-service and multi-lingual online customer service portal, which contains answers to many frequently-asked questions that are typically raised post-sale by international shoppers regarding their orders. In addition, Global-e operates a manned contact center that serves to augment the brand’s own customer services team. Global-e’s contact center can provide either “behind the scenes” support for the merchant’s customer services team, or it can be in touch directly with the brand’s shoppers to handle their queries.

MARC JACOBS
Where's my order?
Welcome to our Help Center
Delivery & Shipping
Returns & Refunds
Order Issues
Payments & Prices
Product & Stock
Account & Website

•
Returns process - Global-e offers a comprehensive and efficient solution for product return management. Through Global-e’s proprietary branded and multi-lingual returns portal, shoppers are presented with multiple return options, according to the various returns services that the merchant enables for a given market. Returns options include self-postage, local return addresses, pre-paid postal labels and courier pick-ups. In addition, merchants set for each option an associated cost. Global-e deducts the return cost from the amount refunded to the shopper once merchants confirm successful receipt of the returned product.

MARKS & SPENCER

1. Find an order

2. Select items to return

3. Select return method

- Standard Return
- Prepaid Local Pickup
- Prepaid Courier Pickup

4. Create return label

Packaging and pricing

We support merchants of all sizes, and at various lifecycles, from small, emerging brands to the world’s globally-recognized retailers and high-end brands. Our platforms offer a range of differentiated service levels, enabling us to cater to the different - and constantly evolving - needs of the merchants we serve.

Technology, infrastructure and operations

Our platforms were designed with enterprise-grade security, reliability, and scalability as top priorities. Core contributors to our strengths in these areas include:

•	Application architecture. We operate proprietary and modern technology platforms, organically developed by our in-house R&D teams, leveraging leading third-party software where applicable.
•	Infrastructure. Our platforms are deployed via market standard cloud computing infrastructure, allowing us to easily scale our platforms globally while maintaining optimal performance.
•
Disaster Recovery. For our enterprise platform we maintain a secondary cloud-based data center, holding a full stack of updated applications, which is fully tested at least once a year, with the aim of ensuring the highest reliability for our shoppers.

•
Security. We employ a multi-layer security approach utilizing both cloud infrastructure security and endpoint protection to enforce the highest degree of security. We adhere with all major security standards, including: PCI/DSS, GDPR and ISO 27001. We perform penetration tests continuously throughout the year by external vendors to identify any vulnerabilities. Our shift to a hybrid office/remote work environment could also negatively impact the security of our platforms and systems as well as our ability to prevent attacks or respond to them quickly, and as such we have taken steps designed to ensure remote work can be performed both effectively and securely.

•	Uptime. Our platform maintains excellent service levels. Across all sites, our platform achieved over 99.9% average uptime for the year ended December 31, 2022.
Competition

The market for cross-border e-commerce enablement solutions is competitive, rapidly-evolving, fragmented, and subject to changing regulation, technology, merchant preferences and shopper demands. Our solution and platforms compete with other online and offline services, and other solutions. While among them exist several direct competing solutions, many of these solutions and services only handle a specific section of the cross-border e-commerce value chain.

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

We consider the following categories of services and solutions to be our primary and direct competition:

•
In-House D2C. Some merchants have built and managed international stores and prefer to maintain these operations in-house supported by proprietary capabilities developed by them, features and capabilities provided by the e-commerce platform they utilize, and/or third-party cross-border components. This DIY approach is expensive and complex to maintain, while also lacking the flexibility and know-how of local preferences that a specialized cross-border provider, such as Global-e, can provide. We believe that with the growing importance to merchants of cross-border D2C, coupled with market awareness of the advantages of using reputable and experienced cross border third parties, such as Global-e, the trend of shifting towards a third-party cross-border enabler will accelerate - with Global-e as the distinguished front runner.

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

•
Non-D2C Online Channels. Non-D2C online channels, such as marketplaces, represent digital alternatives to the traditional distributor model. Such online channels are varied, ranging from local, multi-local, regional and global platforms. They generate online traffic from shoppers by marketing under the marketplace’s own brand and command a fee, or “take rate” that may represent a meaningful percentage of the merchant’s revenue. To facilitate the transaction between shopper and seller, online channels may provide complimentary services such as payment acquiring, fraud protection, order management, and access to shipping providers. Merchants do not have direct access to shoppers; rather, they must list their products through the intermediary - i.e., the marketplace - to gain exposure. As such, by selling through non-D2C online channels, merchants often expose their brand to direct competition from other brands sold in parallel through such online channels (e.g. a common feature of marketplaces is “people who bought this also bought this” lists which may include different brands).

For geographical and segmental revenue, see Note 2, reporting segments and geographical information included within our consolidated financial statements elsewhere in this Annual Report.

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

Our know-how is an important element of our business. The development and management of our platform requires sophisticated coordination among many skilled and specialized employees. Despite our efforts to protect our intellectual property rights in our technology and know-how, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized access to and use of our technology is difficult. Our competition could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent our competition from selling products and services incorporating those technologies. For more information, see “Risk Factors-Risks Relating to our Business and Industry-If we fail to adequately maintain, protect or enforce our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.”

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

From time to time, we may become involved in legal proceedings relating to intellectual property arising in the ordinary course of our business, including challenges to the validity of our intellectual property rights and claims of intellectual property infringement. For more information, see “Risk Factors-Risks Relating to our Business and Industry-We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others.” We are not presently and have never been a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

Government Regulation

As with any company operating on the internet, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, content regulation, digital services and intermediatory regulations, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, extended producer responsibility and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply.

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

For further information on the laws regarding privacy and data protection which we are subject to, see “Risk Factors-Risks Relating to our Business and Industry-We are subject to stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.”

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

There is uncertainty in many of the countries where we operate with respect to the liability of internet service providers or providers of digital services, the application of existing regulations to our business as they relate to, or the enactment of new regulations relating to, issues such as e-commerce, electronic or mobile payments, information requirements for internet, digital services providers or other intermediatory providers. Such uncertainty could negatively affect our operations and use of our services, require us to change or adjust our platform and could result in changes to our operations or business model and may incur significant expenses should we have to change our model.

Anti-Corruption and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, EU and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. See “Risk Factors-Risks Relating to our Business and Industry-We are subject to governmental export controls that may subject us to liability if we are not in full compliance with applicable economic sanctions and export control laws.”

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

Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, such as the FCPA, U.S. domestic bribery statute contained in 18 U.S.C. 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law-2000 and other applicable laws in the jurisdictions in which we operate. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. See “Risk Factors-Risks Relating to our Business and Industry-We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.”

Further, we are currently subject to a variety of laws and regulations related specifically to payment processing, including those governing cross-border and domestic money transmission, gift cards and other prepaid access instruments, electronic funds transfers, foreign exchange, counter-terrorist financing, banking and import and export restrictions.

Concern about the use of e-commerce platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platform or impose additional compliance burdens and costs on us. See “Risk Factors-Risks Related to our Business and Industry-Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and services, and could harm our business.”

Depending on how our platform evolves, we may become subject to additional laws in the United States, the United Kingdom, the EU, Israel and elsewhere.

Environmental, Health, and Safety (EHS)

We are subject to laws and regulations regarding protection of the environment as well as worker health and safety. Certain environmental laws may impose liability regardless of knowledge, fault, or legality of the action at the time taken. There are also increasing expectations regarding product stewardship, including end-of-life considerations, and we may become certain to such laws due to our role as merchant of record for sales.

Depending on how our platform evolves, we may become subject to additional laws on these or other matters in the United States, the United Kingdom, the EU, Israel and elsewhere.

C.	Organizational Structure

The following illustrates our corporate structure as of the date of this Annual Report. All ownership is 100%.

•	Global-e online Pte Ltd (Singapore)
•	Globale UK Limited (England)
•	Crossborder Global Apparel and Equipment Trading L.L.C (UAE)
•	Crossborder Global Apparel and Equipment Trading L.L.C (DMCC Branch) (UAE)
•	Global-e Middle East FZCO Dubai Branch (UAE, Jebel Ali Free Zone)
•	Global-e Middle East FZCO (DAFZA) (UAE, Dubai Airport Free Zone)
•	E Commerce Globale Middle East FZCO (UAE, Dubai Commercity Free Zone)
•	Global-e Canada e-commerce Ltd. (Canada)
•	Global-e CH AG (Switzerland)
•	Global-e NL B.V (Netherlands)
•	Global-e Japan KK (Japan)
•	Global-e France SAS (France)
•	Olami E-Commerce Solutions Ireland Limited (Ireland)
•	Global-e Australia Pty Ltd. (Australia)
•	Global-e Spain S.L (Spain)

•	Global-e HK Limited (Hong Kong)
•	Global-e (Beijing) Technology Co., Ltd. (China)
•	Global-e US Inc. (Delaware, USA).
•	Global-e Panama Inc. (Panama, Colon Free Zone)
•	Global-e Solutions Ltd. (Israel)
•	Global-e South Africa (PTY) Ltd. (South Africa)
•	Global-e Solutions Korea Ltd. (Korea)
•	Crossborder Solutions For E- Commerce Ltd. (Egypt)*
•	Flow Commerce Inc. (Delaware, USA)
•	Flow Commerce Limited (Ireland)
•	Flow Commerce Australia Pty Ltd. (Australia)
•	Flow Commerce Canada Inc. (Canada)
•	Flow Trading Shanghai Company Limited (China)
•	Flow Commerce UK LTD (England)
•	Borderfree Inc. (US)
•	Pitney Bowes Payco US Inc. (US)
•	Borderfree Research and Development (Israel)
•	Pitney Bowes PayCo Holdings Limited (Ireland)
•	Borderfree UK Limited (England)
•	Borderfree Payco Australia PTY Ltd. (Australia)
•	Borderfree PayCo Canada Ltd. (Canada)
•	Pitney Bowes PayCo Japan KK (Japan)
•	Pitney Bowes PayCo Singapore Pte. Ltd. (Singapore)
•	Borderfree PayCo Switzerland GmbH (Switzerland)
•	Pitney Bowes PayCo UK Limited (England)

* Less than 1% of the ownership rights is held by a director, due to local laws

D.	Property, Plants and Equipment
We are headquartered in Petah-Tikva, Israel, where we occupy approximately 75,000 square feet of office space pursuant to a lease that expires on September 1, 2027 (with automatically renew for an additional 5 years). We currently lease additional office space in Israel, the UK and the U.S., and we are party to agreements whereby we have access to and the right to use certain office space in the U.S., France, Australia, Ireland and Japan. We do not own any real property. We intend to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements regarding industry outlook and our expectations regarding our future performance, planned investments in our expansion into additional geographies and brands, research and development, sales and marketing and general and administrative functions, liquidity and capital resources, as well as other non-historical statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2021 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 under Item 5. “Operating and Financial Review and Prospects”, filed with the SEC on March 28, 2022.

Overview

We have built the world’s leading platform to enable and accelerate global, direct-to-consumer cross-border e-commerce.

Our platform was purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world - in short, to “go global.” At the same time, to “be local” reflects the localization of the shopper’s experience and our efforts to make international transactions as seamless as domestic ones.

We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. Our platform provides a mission-critical, integrated solution that creates a localized and frictionless shopper experience and is simple to manage, flexible to adjust and smart in its local market insights and best practices. The vast capabilities of our end-to-end platform include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platform to enhance the shopper experience and enable merchants to capture the cross-border opportunity.

We operate at the forefront of global e-commerce, which is being transformed by technology, internet adoption and the rise of social networks connecting the world. Shopper buying habits are shifting online and shoppers expect to be able to purchase any product online - from anywhere in the world. Trends and consumer tastes are becoming increasingly global, driving the expansion of cross-border e-commerce, but the preference remains for an intuitive online shopping experience that feels local. In parallel, the rapid growth in e-commerce has created an opportunity for merchants to build and strengthen a direct consumer relationship with the shopper. Solutions that enable D2C sales have become a strategic priority for brands and retailers as they seek to take advantage of these e-commerce trends, gaining ownership and knowledge of their international shoppers.

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

For merchants, our platform also removes much of the complexity that is associated with cross-border e-commerce. Sales are reconciled and paid for locally and in the merchant’s native currency. We handle import duties calculation and collection, foreign sales tax remittance as well as tax recovery for returned goods in line with market regulations. We also displace certain fraud and foreign exchange risks that would otherwise be borne by merchants. We allow merchants to expand and scale their cross-border operations rapidly and efficiently, enabling a quick go-to-market with limited investment. As of December 31, 2022, we had 1,036 merchants across diversified verticals and ranging from small emerging brands to globally-recognized retailers.

The scale and sophistication of our platform rely on the data and insights we have accumulated since our founding more than nine years ago. We refer to the application of our data as “Smart Insights” - country-, price-point- and vertical-specific lessons learned about shopper behavior. These insights are expanded every time a potential shopper enters a merchants’ online store - which occurs hundreds of millions of times each year - allowing us to gather additional data points along the purchasing journey. We believe that by leveraging our Smart Insights, merchants can provide highly-optimized experiences for shoppers on a per-market, per-vertical and per-price point basis, driving increased sales conversion and revenues. By providing a superior and seamless shopper experience and empowering merchants to capture the global e-commerce opportunity, we believe that we drive more transactions and thereby accumulate more data, which in turn increases the quality and depth of our Smart Insights. This creates strong flywheel effects that further power our business and that of our merchants.

The merchants’ success is our success, and we aspire to become their trusted partner for international sales. The better the outcomes for merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with merchants is core to our long-term success. This is evidenced by our Gross Dollar Retention Rate, which has typically been over 98% since 2018, and our Net Dollar Retention Rate, which has typically been 130% and above during the same period.

Our Business Model

We have an attractive volume-based revenue model, driven by shopper order activity on our merchants’ websites. As a result, our revenues, which are generated from the fees charged for the use of our integrated platform solution and provision of fulfillment services, are closely correlated with the level of GMV (as defined under “-Key Performance Indicators and Other Operating Metrics”) that flows through our platform. We offer a fully integrated platform solution to merchants and derive revenues by charging fees that vary depending on the transaction volume processed, outbound countries and destination markets, level of customer service provided and shipping options, among other variables.

Service fees revenue is generated as a percentage of the GMV that flows through our platform. Fulfillment services revenue is generated through our offerings of shipping and handling. We mandatorily bundle components of our integrated platform solution that we believe are essential to achieving improved sales conversion of our merchants’ international traffic. Our fulfillment services are offered on an optional basis, and thus merchants may choose to utilize or cease utilizing our fulfillment services, either in whole or for select markets, at any time and from time to time. Many merchants use our fulfillment services alongside our integrated platform solution due to convenience and competitive pricing achieved based on our economies of scale, while some merchants choose to use our integrated platform solution on a standalone basis. Service fees revenue generated from the use of our integrated platform solution on a standalone basis has increased over time, equaling $2.6 million (or 5.2% of service fees revenue), $8.4 million (or 8.7% of service fees revenue) and $16.5 million (or 9.1% of service fees revenues) for the years ended December 31, 2020, 2021 and 2022, respectively. The increase in standalone basis revenues as a percentage of service fees revenues is also attributed to the development of our multi-local offering for which we typically do not provide fulfillment services.

Over and above the revenues generated, we view shopper traffic and GMV as critical to our success because they generate valuable data, further fueling our Smart Insights. These data-driven insights are an integral part of the integrated solutions we provide to our merchants and a key driver in the growth of their cross-border revenue. During the year ended December 31, 2022 shoppers that visited e-commerce websites powered by our platform generated approximately 12 million orders which translated to $409.0 million of revenue.

An important component of our revenue growth is the retention and expansion of our existing merchant base. Our revenue model is driven by the ability to retain and grow our business with existing merchants and attract new merchants from new geographies, segments and verticals. Revenue from our existing merchant base has grown significantly over time as our merchants’ cross-border revenues have grown, the volume of transactions that our merchants process through our platform has increased and we have expanded to additional geographic corridors. The revenue growth from our existing merchants that continue to process transactions on the Global-e platform has historically exceeded any lost revenue from merchants that discontinued their use of our platform. We measure the revenue growth from our existing merchant base using Net Dollar Retention Rate, and we measure the lost revenue from merchants that discontinue their use using Gross Dollar Retention Rate.

We aim to sign contracts with merchants for a minimum term of 12 months and with a minimum committed monthly volume. The vast majority of our merchants choose to stay on our platform beyond the initial term and trade at larger volumes than the contractually agreed minimum. The chart below demonstrates the GMV for each annual merchant cohort from 2017 to 2022 for the Global-e platform. Each annual merchant cohort is comprised of merchants that completed their first shopper transaction on the Global-e platform during the corresponding year (except for the 2017 cohort which includes GMV from merchants that have onboarded the Global-e platform from inception through and including 2017). For example, the 2021 merchant cohort includes all merchants that completed their first shopper transaction on the Global-e platform between January 1, 2021 and December 31, 2021. Our GMV from these merchants grew 137% for the year ended December 31, 2022 relative to our GMV from these same merchants for the year ended December 31, 2021.

Our existing merchant base is critical to our success, generating approximately 81% and 77% of our GMV in the year ended December 31, 2021 and 2022, respectively. Our Net Dollar Retention Rate for the years ended December 31, 2021 and 2022 was 152% and 130%, respectively. Our high Net Dollar Retention Rate is driven both by strong retention and by the growth of our merchants’ transaction volumes processed on our platform. We believe this highlights the mission-critical nature of our platform for merchants that continue to grow with us over time.

As of December 31, 2022, we had a diversified base of 1,036 merchants, which translates to an annual increase of 57.7% from 657 merchants and of 48.6% from 442 merchants as of December 31, 2021 and December 31, 2020, respectively. These merchants range from globally-recognized retailers to small, emerging brands located across 28 countries. Our largest merchant represented approximately 10% and 5% of total GMV for the years ended December 31, 2021 and 2022, respectively.

Our significant scale and growth mean we also enjoy increasing geographic diversification in terms of both “outbound” sales, which term refers to sales from the merchant’s country of origin, and “destination market” sales, which term refers to sales made to shoppers in various markets. The United Kingdom has historically been our largest outbound market. However, outbound sales from the United Kingdom as a percentage of total revenue have been decreasing over time as we developed additional outbound markets, namely the United States and the EU. For the year ended December 31, 2022, North America represented 43% of our revenues, with The United Kingdom, the EU, Israel, and other territories (APAC and Middle East) representing 36%, 19%, 0.3%, and 2.0%, respectively. While we expect our outbound sales from the United Kingdom to continue growing in absolute terms, we expect that outbound sales from the United Kingdom as a percentage of total revenue will continue to decrease in future periods. We expect to continue attracting new merchants in diverse geographies, including countries in which we have existing operations as well as new markets. For example, we further developed our presence in APAC, which we believe represents a significant opportunity. Of the 1,036 merchants served as of December 31, 2022, 51% were located in North America, while 34% and 13% were located in the United Kingdom and Europe, respectively, and 2% were located in other geographies. With regards to the destination markets from which shoppers make purchases, the United States, the largest destination market, represented 13% and 11% of our total revenue for the year ended December 31, 2021 and 2022, respectively, Canada represented 11% of our total revenue for the year ended December 31, 2022 and no other destination market represented more than 10% of our total revenue for the year ended December 31, 2022.

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

The following table summarizes the key performance indicators that we use to evaluate our business for the years ended December 31, 2020, 2021 and 2022.

	Year Ended December 31,
($ in millions)	2020	2021	2022
Gross Merchandise Value	$774	$1,449	$2,450
Net Dollar Retention Rate	172%	152%	130%
Revenue	$136.4	$245.3	$409.0
Non-GAAP Gross Profit	$43.5	$91.4	$167.9
Non-GAAP Gross Margin	31.9%	37.3%	41.1%

Adjusted EBITDA	$12.6	$32.4	$48.7
Adjusted EBITDA Margin	9.2%	13.2%	11.9%

Key Profit GAAP Figures

	Year Ended December 31,
($ in millions)	2020	2021	2022
Gross profit	$43.5	$91.4	$158.2
Operating profit (loss)	8.4	(65.7)	(189.3)
Net profit (loss)	$3.9	$(74.9)	$(195.4)

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

 (GMV, USD in millions)

Net Dollar Retention Rate. We assess our performance in retaining and expanding relationships with our existing merchant base using a metric we refer to as Net Dollar Retention Rate, which compares our GMV from the same set of merchants across comparable periods. Net Dollar Retention Rate for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platform in the earlier of the two periods. Our Net Dollar Retention Rate therefore includes the effect on GMV of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our GMV in the current period but not in the earlier period. A Net Dollar Retention Rate greater than 100% for a given period implies overall growth in GMV from merchants that were already processing transactions on our platform prior to that period.

Our Net Dollar Retention Rate has typically been over 130% since 2018, and for the years ended December 31, 2020, 2021 and 2022 was 172% 152% and 130%, respectively. Our Net Dollar Retention Rate may fluctuate in future periods due to a number of factors, including the expansion of our revenue base, the level of penetration within our merchant base, enhancements made to our existing platform and our ability to retain our existing merchant base.

Revenue. We generate revenues by charging merchants fees for the use of our end-to-end cross-border solution. Our revenues are closely correlated with the level of GMV that flows through our platform. We have experienced rapid revenue growth in recent years, growing 79.9% and 66.8% in the years ended December 31, 2021 and 2022, respectively.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. Our cost of revenue consists primarily of costs associated with payment acquiring fees, shipping and logistic costs, hosting, amortization of acquired intangibles, operational merchant support expenses, such as customer service and allocated overhead. Our Non-GAAP gross profit is defined as gross profit adjusted for amortization of acquired intangibles. In recent years, we have consistently increased our gross profit as a percentage of revenue, or our gross margin, mainly due to economies of scale resulting from growth in GMV and revenue, as well as efficiencies stemming from our optimization. For the years ended December 31, 2020, 2021 and 2022, our Non-GAAP gross margin, which is calculated as Non-GAAP gross profit divided by revenues, was 31.9%, 37.3% and 41.1%, respectively. Our GAAP gross margin for the respective periods was 31.9%, 37.3% and 38.7%.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial metric and defined as operating profit (loss) adjusted for depreciation and amortization, stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, acquisition related expenses and secondary offering costs. Our Adjusted EBITDA grew from $32.4 million for the year ended December 31, 2021 to $48.7 million for the year ended December 31, 2022. This increase was primarily driven by growth in revenues and gross margin, as well as operating leverage.

Other Operating Metrics

Gross Dollar Retention Rate. In addition to tracking our key performance indicators and Non-GAAP financial measures above, we also periodically measure our Gross Dollar Retention Rate to further assess our performance in retaining our existing customer base. Gross Dollar Retention Rate measures revenue lost from merchants that discontinue their use of our platform, but does not reflect the benefit of customer expansion, contraction or additions. Gross Dollar Retention Rate may therefore never exceed 100%. We believe our high gross retention rates demonstrate that we serve a vital role for our merchants, as the vast majority of our merchants continue to use our platform.

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

Our Gross Dollar Retention Rate has consistently been over 98% since 2018.

Key Factors Affecting Our Performance

We believe our future performance will continue to depend on many factors, including the following:

•
Continued Growth in Cross-Border E-commerce: We expect to benefit from the continuation of several long-term secular market trends, including growth in global e-commerce over time, the continued rise in the influence of social media on shopper spending habits worldwide, the increasing relevance of D2C, as well as increased cross-border e-commerce. The rise in complexity of cross-border trade, stemming from constantly-changing regulations and technology, serves as an additional tailwind by driving merchant demand for third-party solutions with the relevant expertise and infrastructure, such as Global-e.

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

•
New Merchant Acquisition: Our growth depends in part on our ability to attract new merchants and add their GMV to our platform. Over the past years, we have experienced substantial expansion in the number of merchants served by our platform, which totaled 1,036 and 657 as of December 31, 2022 and December 31, 2021, respectively. New merchant acquisition is a key to scaling our platform. We have historically achieved efficient payback periods driven by a combination of direct sales, inbound inquiries, word-of-mouth referrals and channel partnerships. Continuing to add merchants to our platform in an efficient manner is a key component of our ability to grow our revenues. As a result of the signed expansion of our partnership with Shopify, we expect that we will be able to accelerate the growth of our merchant base.

•
Successful Expansion to Additional Geographies: We believe our platform can compete successfully around the world, as it enables merchants, regardless of geography, to expand their market footprint to more shoppers by selling globally. In order to successfully acquire merchants across geographies, Global-e has local sales teams in the United States, the United Kingdom, the EU, Japan and Australia as part of our efforts to expand our business within the APAC region. We plan to add local sales and additional required support in further select international markets over time to support our growth.

•
Investing to Scale Our Platform and Merchant Base: We have made, and will continue to make, significant investments in our platform to retain and scale our merchant base and enhance their experiences. In the years ended December 31, 2020, 2021 and 2022, excluding stock-based compensation, we spent $14.9 million (or 10.9% of revenue), $25.6 million (or 10.4% of revenue) and $59.2 million (or 14.5% of revenue), respectively, on research and development. These amounts represent year over year increases of 71.7% and 131.7% in the years ended December 31, 2021 and 2022, respectively. The increase of research and development spend as a percentage of revenue is attributed to the acquisitions of Flow and Borderfree and our current efforts around major product developments, including the native integration with Shopify, the new white label offering and the development of traffic generation capabilities. In the years ended December 31, 2020, 2021 and 2022, excluding the amortization of the Shopify warrants related asset and stock-based compensation, we spent $9.4 million (or 6.9% of revenue), $19.1 million (or 7.8% of revenue) and $53.2 million (or 13.0% of revenue), respectively, on sales and marketing. These amounts represent year over year increases of 103.3% and 178.4% in the years ended December 31, 2021 and 2022, respectively. Overall research and development expenses were $15.4 million, $29.8 million and $81.2 million in the years ended December 31, 2020, 2021 and 2022, respectively. Overall sales and marketing expenses were $9.8 million, $104.7 million and $206.1 million in the years ended December 31, 2020, 2021 and 2022, respectively. We plan to continue to invest significantly in go-to-market and innovation to address the needs of merchants. We also plan to increase headcount. The resources we commit to, and the investments we make in, our platform are designed to retain and expand the sales of our merchants, expand into new geographies and acquire new merchants, fuel our “Smart Insights” data set and improve our operating results in the long term.

•
Revenue Seasonality: Our revenue is highly correlated with the level of GMV that our merchants generate through our platform. Our merchants typically process additional GMV each year in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season, driven by an uptick in e-commerce sales. As a result, we historically have generated higher revenues in the fourth quarter than in other quarters. In the years ended December 31, 2020, 2021 and 2022, fourth quarter GMV represented approximately 39%, 35% and 34%, respectively, of our total GMV. We believe that similar seasonality trends will affect our future quarterly performance.

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

•
COVID-19: The global pandemic resulting from the spread of COVID-19 increased e-commerce volumes, a trend that we believe has had a positive impact on our business. Lockdown restrictions contributed to an increased shift of shoppers to online retail activity. In addition, store closures and social distancing requirements accelerated the transition of merchants to focusing on D2C e-commerce in general, and cross-border e-commerce in particular. Our platform remained active, with no material outages or service disruptions. We successfully navigated elevated global order volumes as well as the need to rapidly adapt to changing circumstances such as temporary closures due to lockdowns, demonstrating our platform’s resilience, flexibility and effectiveness during the period of global volatility. The lift of COVID-19 restrictions across various geographies, inducing the re-opening of the physical stores and the ease of social distance requirements, has led to normalization of e-commerce growth rates. However, we continue to witness the accelerated transition of merchants to D2C e-commerce in general and cross-border e-commerce in particular, which we believe is a long-term direction due to the clear advantages of D2C.

•
Global macro-economic: Inflationary pressures and rising interest rates in key markets may influence consumer sentiment and have a negative effect on consumer spend. Currency exchange rate fluctuations may impact our revenues and expenses and hence, our operating results. Global events, such as the ongoing situation in Ukraine, have created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely to conduct our business and may also have a negative effect on consumer spend.

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

Cost of revenue. Cost of revenue primarily consists of payment acquiring fees, fulfillment costs, including shipping and logistic costs, hosting, operational merchant support expenses, such as customer service, payroll, amortization of acquired intangibles and allocated overhead. Overhead is allocated to cost of revenue based on applicable headcount. We expect cost of revenue to increase in absolute dollars in future periods due to our expected expansion. The level and timing of all of these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, including the seasonality of our revenues, changes in cost of goods sold, our continued investments in our platform, our expected expansion into additional geographies and the growth of our merchant base.

Research and development expenses. Research and development expenses include personnel-related expenses, including merger related contingent consideration, associated with development personnel responsible for the design, development and testing of Company products, other development-related expenses, including cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platform. We believe continued investments in research and development are important to attain our strategic objectives and maintain our market leadership position. As such, we expect research and development costs to increase in absolute dollars, but this expense may potentially decrease as a percentage of total revenue over time.

Sales and marketing expenses. Sales and marketing expenses primarily consist of the amortization of the Shopify related commercial assets, costs of our marketing and merchant success personnel, sales commissions, marketing activities, merchant acquisition costs, amortization of acquisition related intangible assets, channel partners fees and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount. We intend to continue to invest in our sales and marketing capabilities in the future to further increase our brand awareness and to grow our merchant base. We expect these costs to increase as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize a commercial agreement asset upon the vesting of the warrants, and we amortize such asset over time.

General and administrative expenses. General and administrative expenses primarily consist of costs of personnel-related expenses including merger related contingent consideration and share-based compensation, associated primarily with our finance, legal, human resources and other operational and administrative functions, external professional services and allocated overhead. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we increase the size of our general and administrative function to support the growth of our business.

Financial expenses, net. Financial expenses, net primarily include interest income (expense), currency conversion and other bank-related fees and income and gains (losses) from foreign exchange fluctuations.

Income taxes. Income taxes consist primarily of deferred taxes and income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Our net operating loss carry forwards for Israeli tax purposes amounted to approximately $241.9 million as of December 31, 2022.

We expect to realize net losses in future periods as a result of the significant increase in sales and marketing expenses in connection with the vesting of the warrants issued to Shopify.

A.	Operating Results

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2020	2021	2022
(in thousands)
Revenue	$136,375	$245,274	$409,049
Cost of revenue	92,902	153,841	250,871
Gross profit	43,473	91,433	158,178
Operating expenses:
Research and development	15,400	29,761	81,206
Sales and marketing	9,838	104,687	206,100
General and administrative	9,822	22,643	60,196
Total operating expenses	35,060	157,091	347,502
Operating profit (loss)	8,413	(65,658)	(189,324)
Financial expenses, net	4,339	8,570	12,093
Profit (loss) before income taxes	4,074	(74,228)	(201,417)
Income (benefit) taxes	160	705	(6,012)
Net profit (loss)	$3,914	$(74,933)	$(195,405)

	Year ended December 31,
	2020	2021	2022
(as a % of revenue)
Revenue	100.0%	100.0%	100%
Cost of revenue	68.1	62.7	61.3
Gross profit	31.9	37.3	38.7
Operating expenses:
Research and development	11.3	12.1	19.9
Sales and marketing	7.2	42.7	50.4
General and administrative	7.2	9.2	14.7
Total operating expenses	25.7	64.0	85.0
Operating profit (loss)	6.2	(26.7)	(46.3)
Financial expenses, net	3.2	3.5	3.0
Profit (loss) before income taxes	3.0	(30.3)	(49.2)
Income taxes	0.1	0.3	(1.5)
Net profit (loss)	2.9%	(30.6)%	(47.8)%

Reconciliation to Non-GAAP Gross Profit

	Year Ended December 31,
	2020	2021	2022
Gross Profit	43,473	91,433	158,178
Amortization of acquired intangibles included in cost of revenue	-	-	9,743
Non-GAAP Gross Profit	43,473	91,433	167,921
Revenues	136,375	245,274	409,049
Non-GAAP Gross Margin	31.9%	37.3%	41.1%

Reconciliation to Adjusted EBITDA

	Year Ended December 31,
	2020	2021	2022

Operating profit (loss)	8,413	(65,658)	(189,324)
1 Stock-based compensation:
Cost of revenue	10	85	262
Research and development	507	4,192	21,970
Selling and marketing	442	1,287	3,877
General and administrative	2,997	6,437	12,800
Total stock-based compensation	3,956	12,001	38,909

2 Depreciation and amortization	235	331	1,585

3 Secondary offering costs	-	879	-

4 Commercial agreement asset amortization	-	84,298	149,047

5 Amortization of acquired intangibles	-	-	27,833

6 Merger related contingent consideration	-	-	12,161

7 Acquisition related expenses	-	573	8,492

Adjusted EBITDA	12,604	32,424	48,703

Revenues	136,375	245,274	409,049
Adjusted EBITDA Margin	9.2%	13.2%	11.9%

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue. Revenue increased by $163.7 million, or 66.8%, to $409.0 million for the year ended December 31, 2022 from $245.3 million for the year ended December 31, 2021, consisting of increases in service fees revenue of $85.2 million, or 88.2%, to $181.9 million from $96.7 million, and fulfillment revenue of $78.5 million, or 52.9%, to $227.1 million from $148.6 million.

The increase in service fees revenue resulted primarily from growth of GMV from $1,449 million in the year ended December 31, 2021 to $2,450 million in the year ended December 31, 2022. GMV generated from existing merchants increased by $439 million, primarily attributable to growth in cross-border sales and an increase in the use of our platform to support additional inbound markets. In the year ended December 31, 2022, new merchants, including Flow and Borderfree merchants, generated GMV of $562 million. The increase in fulfilment revenue resulted primarily from an increase of transactions processed through our platform from approximately 7 million in 2021 to approximately 12 million in 2022, and was slightly offset by an increase in the number of merchants using our platform services on a standalone basis.

Cost of Revenue and Gross Profit Margin. Cost of revenue increased by $97.0 million, or 63.1%, to $250.9 million for the year ended December 31, 2022 from $153.8 million for the year ended December 31, 2021, consisting of increases in service fees costs of $29.9 million, or 113.4%, to $56.3 million from $26.4 million, fulfillment costs of $57.4 million, or 45.0%, to $184.8 million from $127.5 million and 9.7 million of amortization of intangible assets due to the Flow and Borderfree acquisitions. The increase in service fees costs was primarily driven by the increased cost of serving the higher value of transactions processed through our platform, partially offset by optimization and cost reduction of service fees related costs. The increase in fulfilment costs was primarily driven by the growth in volume of transactions processed through our platform.

Research and Development Expenses. Research and development expenses increased by $51.4 million, or 172.9%, to $81.2 million for the year ended December 31, 2022 from $29.8 million for the year ended December 31, 2021. This increase was primarily attributable to an increase of $46.5 million in payroll, share-based compensation including merger-related contingent consideration and subcontractors fees. Headcount increased by 189 to support the further development of our platform capabilities and as a result of additional personnel added with the Flow and Borderfree transactions. In addition to the increased headcount we have also recorded merger-related contingent consideration expenses as part of our personnel related expenses.

Sales and Marketing Expenses. Sales and marketing expenses increased by $101.4 million, or 96.9%, to $206.1 million for the year ended December 31, 2022 from $104.7 million for the year ended December 31, 2021. This increase was primarily driven by an increase of amortization expenses of $64.7 million related to the Shopify warrants, amortization of intangibles due to the Flow and Borderfree acquisitions and the expansion of our sales and marketing personnel to support our expansion efforts. Total headcount within sales and marketing increased by 19 from December 31, 2021 to December 31, 2022.

General and Administrative Expenses. General and administrative expenses increased by $37.6 million, or 165.8%, to $60.2 million for the year ended December 31, 2022 from $22.6 million for the year ended December 31, 2021. This increase was primarily driven by an increase in payroll and stock-based compensation expenses of $14.1 million, merger-related contingent consideration of $12.2 million and merger and acquisition related costs of $8.5 million. Total headcount within general and administrative increased by 47 from December 31, 2021 to December 31, 2022.

Financial Expenses, Net. Financial expenses, net increased by $3.5 million, or 41.1%, to $12.1 million for the year ended December 31, 2022 from $8.6 million for the year ended December 31,2021, primarily driven by revaluation of financial assets and liabilities.

Income Taxes. Income taxes decreased by $6.7 million to $6.0 million of income for the year ended December 31, 2022 from $0.7 million for the year ended December 31, 2021, primarily driven by realization of deferred tax liabilities.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through private placements of our equity securities. On May 14, 2021, we completed our initial public offering in which we sold 17,250,000 ordinary shares, which included 2,250,000 ordinary shares sold pursuant to the exercise by the underwriters of an over-allotment option to purchase additional shares, for proceeds of approximately $401.1 million, net of the underwriting discount and before deducting offering expenses. Our cash and cash equivalents, including short-term deposits and marketable securities, were $228.2 million as of December 31, 2022.

Our primary requirement for liquidity and capital resources is to finance working capital and capital expenditures, and for general corporate purposes. We believe that our existing cash and cash equivalents and short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months. We maintain the majority of our cash and cash equivalents in accounts with major highly rated multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future financing requirements will depend on many factors including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, and the timing and extent of spending to support expansion of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the COVID-19 pandemic, followed by inflation and rising interest rates across the global economy, has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
(in thousands)	2020	2021	2022

Net cash provided by operating activities	$29,350	$15,748	$81,485
Net cash used in investing activities	(24,046)	(40,489)	330,101
Net cash provided by financing activities	59,360	398,607	1,239

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

Net cash provided by operating activities was $81.5 million for the year ended December 31, 2022, and was primarily comprised of net loss of $195.4 million, commercial agreement asset amortization of $149.0 million, share-based compensation expenses of $38.9 million, amortization of intangible assets of $27.8 million, accrued expenses and other liabilities of $20.5 million, funds payable to customers of $17.7 million and funds receivable of $17.1 million.

Net cash used in investing activities

Net cash used in investing activities was $24.0 million for the year ended December 31, 2020, and was primarily comprised of marketable securities and short-term investments.

Net cash used in investing activities was $40.5 million for the year ended December 31, 2021, and was primarily comprised of short-term investments of $117.2 million, offset by proceeds from short-term investments of $81.7 million.

Net cash used in investing activities was $330.1 million for the year ended December 31, 2022, and was primarily comprised of $317.5 used for the acquisitions of Flow and Borderfree.

Net cash provided by financing activities

Net cash provided by financing activities was $59.4 million for the year ended December 31, 2020, and was primarily comprised of proceeds of preferred equity financing.

Net cash provided by financing activities was $398.6 million for the year ended December 31, 2021, primarily comprised of proceeds from issuance of ordinary shares in connection with our IPO of $396.5 million, net of issuance costs.

Net cash provided by financing activities was $1.2 million for the year ended December 31, 2022, and was primarily comprised of proceeds from exercise of share options.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have various non-cancelable operating leases for our corporate offices in Petah Tikva in Israel, in London in the UK and in New York City in the United States. The leases for these facilities expire in 2032, 2029 and 2030, respectively and we have options to renew these leases. As of December 31, 2022, we had fixed future minimum lease payments of $21.6 million, of which $3.3 million is due in the next twelve months. We incurred an aggregate of approximately $8.5 million in capital expenditures associated with the build-out of our headquarters in Petah Tikva from the fourth quarter of 2020 through the year ended December 31, 2022. The build-out of our headquarters in Petah Tikva is substantially complete as of December 31, 2022.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report.

On June 30, 2022, following reassessment of the Jumpstart Our Business Startups Act (“JOBS Act”) provisions, management concluded that the Company no longer qualified as an emerging growth company. Accounting pronouncements applicable to public companies were adopted on December 31, 2022 as of the beginning of the fiscal year 2023.

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

For the years ended December 31, 2022, 2021, and 2020, research and development costs accounted for approximately 19.9%, 12.3%, and 11.3% of our total revenue, respectively. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platform.

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

A number of industry trends are reshaping the business environment in which we operate, leading to what we believe is a unique opportunity. Key market dynamics include:

•
Transformation of retail to be online-focused - While e-commerce growth faced some headwinds from the re-opening of physical stores during 2022, the retail market has nevertheless continues to undergo a shift towards e-commerce, with growth in online sales overtime, outpacing that of traditional retail.

•
Rise of cross-border e-commerce - Cross-border e-commerce growth rates are outpacing domestic growth rates, propelled by the rise of social media and global influencers, resulting in globalization of consumer tastes and increased cross-border demand.

•
Emphasis on D2C sales - e-commerce enables a stronger model of D2C sales for traditional and new merchants, which paves a strategic route for merchants to take ownership of shopper relationships worldwide.

•
Difficulty in executing on a Do-It-Yourself (“DIY”) strategy - Managing a D2C cross-border network is capital-intensive, requires deep local know-how, and a complex combination of features and capabilities to navigate across markets, further exacerbated by local on-going regulatory changes.

•
Tailwinds from COVID-19 - The COVID-19 pandemic accelerated trends of shoppers moving online and merchants prioritizing digital channels; even though during 2022 e-commerce growth has normalized due to some headwinds as physical stores re-opened in key markets, e-commerce adoption rates continue to follow their long-term historical growth trajectory.

•
Supply chain evolution and disruption - Supply chains and in particular cross border supply chains are developing and enabling more efficient trade over time. The COVID-19 pandemic has disrupted supply chains and weighed on e-commerce trade, the impact was significantly less evident in D2C channels, as merchants prioritize D2C over other channels.

•
Global macro-economic - Inflationary pressures and rising interest rates in key markets may influence consumer sentiment and may have a negative effect on consumer spend. Exchange rate fluctuations may incur us additional costs and losses for revenues in foreign currencies Military hostilities such as the ongoing situation in Ukraine, has created extreme volatility in the global capital markets and may cause disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely on and may also have a negative effect on consumer spend.

Other than as disclosed above and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Application of Critical Accounting Policies and Estimates

Revenue Recognition

The Company’s revenues are comprised of:

1.
 Service Fees -The Company provides merchants a cross-border e-commerce platform which enables the sale of their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform.

2.	Fulfillment services - The Company offers shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers.

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

Business Combination

            We account for business combinations in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.
The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Determining the fair value of the identifiable assets and liabilities requires management to use significant judgment and estimates including the forecasted revenue and revenues growth rates, discount rates, customer contract renewal rates and customer attrition rates.

            The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, merchant/network affiliate relationships, publisher relationships, technology, tradenames, and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

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

Commercial Agreement Asset

During the years ended December 2021 and 2022, we recognized an asset in connection with a commercial agreement with Shopify Inc., in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution. This asset represents the probable future economic benefit to be realized over a four-year expected benefit period and is valued based on the fair value of the vested warrants on the grant date.

We record amortization expenses related to the commercial agreement asset over a four-year period in the Company’s consolidated statements of operations and comprehensive loss as a component of sales and marketing.

Impact of Foreign Currency Fluctuation

             See Item 3.D. “Risk Factors- We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of March 24, 2023:

Name	Age	Position
Executive Officers
Amir Schlachet	46	Co-Founder, Chief Executive Officer, Director
Shahar Tamari	51	Co-Founder, Chief Operations Officer, Director
Nir Debbi	49	Co-Founder, President, Director
Ofer Koren	52	Chief Financial Officer
Eden Zaharoni	46	Chief Technology Officer
Ran Fridman	49	Chief Revenue Officer

Non-Executive Directors
Thomas Studd	42	Director
Miguel Angel Parra	55	Director
Tzvia Broida	54	Director
Anna Bakst	62	Director
Iris Epple-Righi	58	Director

Executive Officers

Amir Schlachet is our Co-Founder and has served as our Chief Executive Officer since May 1, 2013. Mr. Schlachet has also served as a member of our board of directors since February 20, 2013. Prior to co-founding Global-e, Mr. Schlachet served as SVP and strategic advisor to the chief executive officer of Bank Hapoalim, after serving several years as a management consultant with McKinsey & Company, a financial service consulting company. Mr. Schlachet holds an M.B.A. from INSEAD, an M.Sc. in Electrical Engineering from Tel-Aviv University and a B.Sc. in Mathematics, Physics and Computer Science from the Hebrew University of Jerusalem.

Shahar Tamari is our Co-Founder and has served as our Chief Operations Officer since May 1, 2013. Mr. Tamari has also served as a member of our board of directors since February 21, 2013. Mr. Tamari previously served as the VP and Head of e-payments for 888 Holdings, a gaming brand and website, from February 2009 until May 2013. Prior to that, he served as Head of e-Banking Business Development with Bank Hapoalim for seven years, from October 2001 until January 2009. Mr. Tamari received an M.Sc. in Technology Management and Information Systems from Tel Aviv University, and a B.A. in Business Administration, from the College of Management Academic Studies.

Nir Debbi is our Co-Founder and has served as our President since July 1, 2021 and previously served as our Chief Marketing Officer from May 1, 2013 to July 1, 2021. Mr. Debbi has also served as member of our board of directors since February 20, 2013. Prior to co-founding Global-e, Mr. Debbi served as SVP and Head of Strategy and Business Development at Bank Hapoalim, a banking institution, following a term as Head of Retail Strategy. Mr. Debbi holds an M.B.A and a B.Sc. in Economics, both from Tel-Aviv University.

Ofer Koren has served as our Chief Financial Officer since August 1, 2020. Prior to joining us, Mr. Koren served as chief financial officer and deputy chief executive officer at Bank Hapoalim, a banking institution as well as in various strategy and business development roles during the years 2013-2020. Prior to that, Mr. Koren was a partner with Deloitte-Monitor Management Consulting (previously Trigger-Foresight). Mr. Koren holds an M.B.A. from Tel-Aviv University and a B.Sc. in Economics from Haifa University.

Eden Zaharoni has served as our Chief Technology Officer since August 11, 2013 and as our Vice President, Research & Development since August 2013. Mr. Zaharoni served as the Chief Technology Officer of Snoox, a social recommendations platform that was founded by BBDO group, from March 2012 until August 2013. Prior to that, he served as the Vice President, Research & Development of Cent2Cent from January 2011 to February 2012 and held several management positions at 888 Holdings.

Ran Fridman has served as our Chief Revenue Officer since July 1, 2021. Prior to joining us, Mr. Fridman served as the global VP sales of Allot Ltd., a telecommunications company, from May 2017 to July 2021. Prior to that, he served in multiple global sales positions, including at Nokia, where he held numerous roles within senior global management, sales, and sales support.

Non-Executive Directors

Thomas Studd has served as the representative of Vitruvian Directors I Limited on our board of directors since April 30, 2020. Mr. Studd has been a Partner at Vitruvian Partners LLP, an investment firm, since 2016, prior to which he served as Principal from 2013 to 2016 and Vice President from 2009 to 2013. Mr. Studd has served as a director of Carwow Ltd. since 2017, and previously served as the representative of Vitruvian Directors I Limited on the Vestiaire Collective SA from 2016 to 2017, JacTravel Group from 2014 to 2017 and Lausanne Toa Co Ltd. from 2011 to 2016. Mr. Studd holds a MPhys in Physics from the University of Oxford and an M.B.A. from INSEAD.

Miguel Angel Parra has served as a member of our board of directors since January 1, 2020. Mr. Parra currently serves as the Chief Executive Officer of DHL Express Americas, a shipping and logistics company, since 2014, prior to which he served in numerous management positions, since 1997. Prior to that, from 1986 to 1997, Mr. Parra served as a general manager of TNT Express Worldwide. Mr. Parra holds an associate’s degree in Business from Miami-Dade Community College and is a graduate of the Advanced Management Program of Fuqua School of Business Duke University.

Tzvia Broida has served as a member of our board of directors since May 14, 2021. From 2013 to 2021, Ms. Broida has served on the board of directors and as chairperson of the audit committee of Jacada Ltd. (JCDAF). Since 2021, Ms. Broida has also served as the Chief Financial Officer of NeuroBlade Ltd. Before joining NeuroBlade, Ms. Broida served as the Chief Financial Officer of Sensible Medical Innovations Ltd from 2011 to 2021. Prior to that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting & Economics from the Hebrew University of Jerusalem.

Anna Bakst has served as a member of our board of directors since May 14, 2021. From 2018 to 2019, Ms. Bakst served as Brand President and Chief Executive Officer of Kate Spade New York, a fashion retailer.. Before that, Ms. Bakst served as Group President at Michael Kors from 2003 to 2017. Prior to Michael Kors, Ms. Bakst served in various positions at Donna Karan International from 1990 to 2001. Ms. Bakst received an M.B.A from Stanford University and a B.S. in Industrial Engineering from Purdue University. Ms. Bakst is also a Visiting Associate Professor at Pratt Institute’s Design Management Program.

Iris Epple-Righi has served as a member of our board of directors since May 14, 2021. Ms. Epple-Righi has served on the board of directors and as a member of the working committee of Hugo Boss, a fashion retailer, since 2020. From 2016 to 2019, Ms. Epple-Righi served as Chief Executive Officer of Escada SE. Before that, Ms. Epple-Righi served in various positions in Calvin Klein from 2013 to 2016 and Tommy Hilfiger from 2003 to 2013. Ms. Epple-Righi received an M.B.A from the University of Tübingen.

Board Diversity Matrix (as of the date of this Annual Report)
Country of Principal Executive Offices:	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	-
Did Not Disclose Demographic Background	-

B.	Compensation

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2022 was approximately $10,708 million. This amount includes approximately $0.3 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. During the year ended December 31, 2022, our executive officers and directors were granted 320,702 restricted share units under our equity incentive plans. As of December 31, 2022, options to purchase 5,654,028 ordinary shares granted to our executive officers and directors under equity incentive plans, at a weighted average exercise price of $2.88 and having expiration dates generally ten (10) years after the grant date, and 416,236 restricted share units granted under our equity incentive plans, were outstanding.

We pay each of our non-employee directors, other than individuals who served on our board of directors immediately prior to the consummation of our initial public offering, who serves on the board an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, or $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $4,250 (or $8,500 for the chairperson) per membership of the nominating and governance committee. In addition, upon election, nonemployee directors, other than individuals who served on our board of directors immediately prior to the consummation of our initial public offering, were granted with restricted share unit awards under our incentive plan at a value of $250,000 which vests on an annual basis over a period of three years. In addition, each non-employee director, other than individuals who served on our board of directors immediately prior to the consummation of our initial public offering, were granted annual restricted share unit awards under our incentive plan (provided the director is still in office) at a value of $150,000 which shall vest on the first anniversary of the grant date.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2022, or the “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2022. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Amir Schlachet, Co-Founder, Chief Executive Officer, Director	327	70	119	1,671	2,187
Shahar Tamari, Co-Founder, Chief Operations Officer, Director	327	59	119	1,671	2,176
Nir Debbi, Co-Founder, President, Director	327	64	119	1,671	2,181
Ofer Koren, Chief Financial Officer	327	67	125	1,105	1,624
Ran Fridman, Chief Revenue Officer	327	83	131	698	1,239

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)
All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2022.

(3)
Amounts reported in this column include social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)
Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2022. In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. These amounts were provided for in our 2022 financial statements (but will be paid during 2023).

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2022 with respect to equity-based compensation grants-- options and restricted share units. The relevant amounts underlying the equity awards granted to our officers during 2022, will continue to be expensed in our financial statements over a four-year period during the years 2022-2025 on account of the 2022 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 9 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

As of December 31, 2022, a total of 2,500,000 of our ordinary shares was available for sale under our ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2029, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of (i) 0.5% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis or (ii) such smaller amount as our board of directors may determine. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the ESPP for the fiscal year 2022 or 2023.
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

The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,500,000 shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (1) five percent (5%) of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year and (2) such smaller amount as our board of directors may determine. No more than 13,500,000 ordinary shares may be issued upon the exercise of incentive stock options, or ISOs. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the 2021 Plan for the fiscal year 2023.

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

As of December 31, 2022, a total of 9,054,293 options to purchase ordinary shares, with a weighted average exercise price of $2.38 per share and 1,348,682 restricted share units were outstanding under our 2021 Plan and 2013 Plan. As of December 31, 2022, 19,705,622 ordinary shares were available for future grant under the 2021 Plan.

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

Under our amended and restated articles of association, the number of directors on our board of directors is determined by our board of directors and will be no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors expires.

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Amir Schlachet, Nir Debbi and Shahar Tamari, are independent under such rules. Our directors are divided among the three classes as follows:

•	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their terms will expire at our annual general meeting of shareholders to be held in 2025;
•	the Class II directors, are Nir Debbi and Anna Jain Bakst, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
•	the Class III directors are Shahar Tamari, Thomas Studd and Tzvia Broida, and their terms will expire at our annual meeting of shareholders to be held in 2024.
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

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating, governance and sustainability committee.

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

•	Reviewing policies with respect to assessment and risk management, including the management of financial risks, cybersecurity, and information security risks;

•	Periodically evaluating the committee’s performance; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

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

•
if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

•
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

•
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

As of December 31, 2022, we had 767 employees worldwide, including 449 in research and development. Of these employees, 385 are in Israel and 382 are in our international locations.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

            Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

     The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 24, 2023 by:

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

     For purposes of the table below, we deem ordinary shares subject to options, RSUs or warrants that are exercisable (or settled, as the case may be) within 60 days of March 24, 2023 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. The percentage of shares beneficially owned is based on 163,467,403 ordinary shares outstanding as of March 24, 2023. Unless otherwise noted below, the address of each shareholder listed below is 9 HaPsagot Street, Petah Tikva 4951041, Israel.

     A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions”.

	Number of Ordinary Shares
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares	Percentage of Voting Power

Principal Shareholders
Deutsche Post Beteiligungen Holding GmbH(1)	21,423,600	13.1%	13.1%
Cross Ship S.à r.l.(2)	11,349,685	6.94%	6.94%
Shopify Inc. and its affiliate (3)	22,106,160	13.52%	13.52%
Morgan Stanley and its affiliate (4)	9,499,576	5.81%	5.81%
Abdiel Qualified Master Fund, LP and its affiliates (5)	15,246,199	9.32%	9.32%
Dragoneer Investment Group, LLC (6)	12,802,434	7.83%	7.83%
Directors, Director Nominees and Executive Officers
Amir Schlachet (7)	5,687,185	3.48%	3.48%
Shahar Tamari (8)	5,686,643	3.48%	3.48%
Nir Debbi (9)	5,926,493	3.63%	3.63%
Eden Zaharoni (10)	402,378	0.24%	0.24%
Ofer Koren (11)	491,250	0.3%	0.3%
Ran Fridman (12)	22,394	0.01%	0.01%
Thomas Studd (13)
Miguel Angel Parra (14)
Tzvia Broida (15)	5,905	*	*
Anna J. Bakst (16)	9,915	*	*
Iris Epple-Righi (17)	9,915	*	*
All executive officers and directors as a group (11 persons)	18,242,078	11.25%	11.25%

*	Indicates ownership of less than 1%.

(1)
This information is based on a Schedule 13G filed with the SEC on May 24, 2022. Represents 21,423,600 ordinary shares held by Deutsche Post Beteiligungen Holding GmbH, a direct wholly owned subsidiary of Deutsche Post AG and which is affiliated with DHL International GmbH. The address for the Deutsche Post Beteiligungen Holding GmbH is Charles-de-Gaulle-Straße 20, 53113 Bonn. Federal Republic of Germany.

(2)
This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023. Cross Ship S.à r.l., Vitruvian III Luxembourg S.à r.l., VIP III Nominees Limited, and Vitruvian Partners LLP may be deemed to be the beneficial owners of all the reported ordinary shares. VIP III LP may be deemed to be the beneficial owner of 11,179,440 ordinary shares, and VIP III CO-INVEST LP may be deemed to be the beneficial owner of 170,245 ordinary shares. Cross Ship S.à r.l. is wholly owned by Vitruvian Investment II Luxembourg S.à r.l. (“Vitruvian Luxembourg”). VIP III Nominees Limited, an England and Wales limited liability company (“VIP Nominees”) and in its capacity as nominee for and on behalf of VIP III LP, an English limited partnership and VIP III Co-Invest LP, a Jersey limited partnership (collectively, the “Funds”), are the sole legal shareholder of Vitruvian Luxembourg. Vitruvian Partners LLP, an England and Wales limited liability partnership (“Vitruvian Partners”) is the manager of the Funds, and sole shareholder of VIP Nomine LLP. The address of the principal business office of VIP Nominees, VIP III LP and Vitruvian Partners is 105 Wigmore Street, London W1U 1QY; the address of the principal business office of VIP III Co-Invest LP is 12 Castle Street, St Helier, Jersey JE2 3RT; and the address of the principal business office of Cross Ship and Vitruvian Luxembourg is 21, rue Philippe II, L-2340 Luxembourg.

(3)
This information is based on a Schedule 13G/A filed with the SEC on February 10, 2023 and information made available to the Company by Shopify. Both Shopify Inc. and Shopify International Limited may be deemed to beneficially own all of the reported ordinary shares consisting of: (i) 20,624,445 ordinary shares directly held by it; (ii) 493,905 Ordinary Shares issued upon the exercise of warrants on March 12, 2023, and (iii) warrants exercisable for an additional 987,810 Ordinary Shares that will vest within 60 days of March 24, 2023. Shopify Inc. has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify Inc. with voting power in excess of 9.7% of the Company’s issued and outstanding equity. The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.The principal business address of Shopify International Limited is 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland.

(4)
This information is based on a Schedule 13G filed with the SEC on February 9, 2023. Morgan Stanley has shared voting power over 9,117,612 ordinary shares and shared dipositive power over 9,499,576 ordinary shares, and Morgan Stanley Investment Management Inc., has shared voting power over 9,117,604 ordinary shares and a shared dipositive power over 9,499,568 ordinary shares. The securities being reported by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley is 1585 Broadway New York, NY 10036 and the address of Morgan Stanley Investment Management Inc. is 522 5th Avenue 6th Floor New York, NY 10036.

(5)
This information is based on a Schedule 13G/A filed with the SEC on January 24, 2023. Abdiel Qualified Master Fund, LP may be deemed to be the beneficial owner of 14,768,631 ordinary shares. Abdiel Capital, LP, may be deemed to be the beneficial owner of 477,568 ordinary shares, Abdiel Capital Management, LLC, Abdiel Capital Advisors, LP and Colin T. Moran may be deemed to be the beneficial owners of all reported shares. Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. Each of the reporting persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The address for the reporting persons is 90 Park Avenue, 29th Floor, New York, NY 10016.

(6)
This information is based on a Schedule 13G filed with the SEC on February 14, 2023. Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of the reporting persons may be deemed to share beneficial ownership of all of the reported ordinary shares. The address for the reporting persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(7)
Includes 4,136,472 ordinary shares that Mr. Schlachet holds directly, 63,913 restricted share units that will be settled within 60 days of March 24, 2023, and 1,486,800 ordinary shares underlying options that were fully vested as at March 24, 2023.

(8)
Includes 4,135,930 ordinary shares that Mr. Tamari holds directly, 63,913 restricted share units that will be settled within 60 days of March 24, 2023, and 1,486,800 ordinary shares underlying options that were fully vested as at March 24, 2023.

(9)
Includes 4,375,780 ordinary shares that Mr. Debbi holds directly, 63,913 restricted share units that will be settled within 60 days of March 24, 2023, and 1,486,800 ordinary shares underlying options that were fully vested as at March 24, 2023.

(10)	Includes 402,378 ordinary shares underlying options that will be exercisable within 60 days of March 24, 2023.
(11)	Includes 491,250 ordinary shares underlying options that will be exercisable within 60 days of March 24, 2023.
(12)	Includes 22,394 ordinary shares underlying options that will be exercisable within 60 days of March 24, 2023.
(13)
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

(14)	Mr. Parra holds no shares directly. Mr. Parra serves as the Chief Executive Officer of DHL Express Americas which is affiliated with Deutsche Post Beteiligungen Holding GmbH.
(15)	Includes 5,905 restricted share units that will become exercisable within 60 days of March 24, 2023.
(16)	Includes 9,915 restricted share units that will become exercisable within 60 days of March 24, 2023.
(17)	Includes 9,915 restricted share units that will become exercisable within 60 days of March 24, 2023.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 24, 2023, there were 44 registered holders of our ordinary shares, including Cede & Co., the nominee of The Depository Trust Company, 27 of which are United States registered holders, holding approximately 60.08% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

     The following is a description of related-party transactions we have entered into since January 1, 2020 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

DHL Service Agreement and Commercial Letter

We are party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 as amended on December 7, 2020, pursuant to which we use DHL International exclusively for the provision of express shipping services to our merchants, subject to certain exclusions described therein, and DHL International has undertaken certain commitments relating to the prices under which its services are offered to us.

In addition, we are party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, under which DHL UK provides us with express shipping services relating to the purchase and sale of our merchants’ products. The service agreement continues until terminated by either us or DHL UK in accordance with its terms. The consideration paid by us to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. We have entered similar arrangements with other DHL affiliated entities in the Netherlands, the United States, France and Spain. On November 17, 2022, we extended this agreement with DHL UK to be in effect until 2025.

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

Registration Rights

Our amended and restated investors’ rights agreement entitles certain of our shareholders to certain registration rights, as set forth below. In accordance with this agreement, and subject to conditions listed below, the following entities which as of the date of this Annual Report beneficially own more than 5% of our ordinary shares are entitled to registration rights: entities affiliated with each of DHL, Cross Ship S.à r.l and Shopify Inc.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened material litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

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

See “-Offer and Listing Details” above.

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

We have not entered into any material contracts within the two years prior to the date of this annual report, other than contracts entered into in the ordinary course of business, or as otherwise described herein in Item 4.A “History and Development of the Company”, Item 4.B “Business Overview”, Item 5.B “Operating and Financial Review and Prospects-Liquidity and Capital Resources”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

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

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2022).

Generally, a non-Israeli resident (whether an individual or a corporation) who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the United States-Israel Tax Treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxation on Receipt of Dividends.

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).

However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting rights throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident that is maintained in Israel.
U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in the Code.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax.

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 663,240 for 2022, which amount is linked to the annual change in the Israeli consumer price index.

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

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company incorporated in Israel, of which 90% or more of its income in a certain tax year, other than income from government loans, is derived from an “Industrial Enterprise” owned by it and located in Israel or in the “Area” in accordance with the definition under section 3A of the Ordinance. An “Industrial Enterprise” is defined as an enterprise which is held by an Industrial Company whose principal activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•
Amortization of the cost of purchased know-how and patents and rights to use a patent or know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

•	Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over a three-year period.

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

U.S. Federal Income Tax Consideration

The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our ordinary shares. This summary deals only with our ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”). This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to any alternative minimum tax, holders that acquired our ordinary shares in a compensatory transaction, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding ordinary shares.

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

Dividends

Although we do not anticipate paying any dividends in the foreseeable future, as described in “Item 8.A. “Consolidated Statements and Other Financial Information-Dividend Policy” above, if we do make any distributions, subject to the discussion below under “-Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s tax basis in those ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect to treat a distribution as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Pursuant to applicable United States Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.

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

Disposition of Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held the ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in its ordinary shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as United States source income, and a United States Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a United States Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a FFIC for the year ended December 31, 2022 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2022 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of December 31, 2022, we had $228.2 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2021 and 2022. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Our investments are subject to market risk due to changes in interest rates, which may affect our interest income and fair market value of our investments. To minimize this risk, we maintain our portfolio in a variety of high-grade securities, including U.S. treasury bonds and government agencies. The primary objectives of our investment activities are to support liquidity, preserve principal and to maximize income without significantly increasing risk.

Foreign currency exchange risk

A significant share of our purchase and sale transactions are carried out in different currencies, including the U.S. Dollar, Euro and Pounds Sterling, and we bear the risk of diminution in value of the relevant shopper’s purchasing currency in the interim periods between the various transaction stages (e.g. placement/payment and returns/refund). Additionally, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe we have a certain level of built-in “natural currency hedge” provided by our bi-directional volume of sales and broad international activity.

Despite this natural hedge, we may incur additional costs and experience losses resulting from fluctuations in exchange rates for revenues in foreign currencies or upon translation of New Israeli Shekels expenses incurred in Israel, or Pounds Sterling expenses incurred in the United Kingdom, to U.S. Dollars.

In addition, while our financial reporting currency is US Dollars, we currently have significant share of our revenues denominated in foreign currencies, including Pounds Sterling and Euros, and may in the future have significant sales denominated in the currencies of additional countries, which may negatively impact our reported revenues as a result of fluctuations in currency exchange rates vis-à-vis the US Dollar.

During the year ended December 31, 2022, we did not hedge our foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2022. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

In accordance with guidance issued by the SEC staff, companies are permitted to exclude acquisitions from their final assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. As previously described in this Annual Report, the Flow Merger and the Borderfree Acquisition were consummated in January 2022 and July 2022, respectively and Flow and Borderfree each considered a business for financial reporting purposes. In accordance with the SEC staff guidance, our management excluded Flow and Borderfree, from management’s report on internal control over financial reporting as of December 31, 2022. We have included the financial results of these acquisitions in the consolidated financial statements from the date of acquisition.

Total revenue from Borderfree and Flow acquisitions represented approximately 5.4% and 5.2% of our consolidated total revenue for the year ended December 31, 2022, respectively, and total assets represented approximately 2.9% and 1.7% of our consolidated total assets (excluding acquired goodwill and intangible assets) as at December 31, 2022, respectively.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2022. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors. Our Code of Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

We will disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the Nasdaq. Our Code of Conduct is available on our website at https://investors.global-e.com/corporate-governance/documents-charters. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We granted no waivers under our Code of Conduct in 2022.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Global-E Online Ltd. at December 31, 2021 and 2022, and for each of the two years in the period ended December 31, 2022, appearing in this Annual Report have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in the years ended December 31, 2021 and 2022, and breaks down these amounts by category of service:

	2021	2022
	(in thousands)
Audit Fees	$1,300	$760
Audit Related Fees	$510	$218
Tax Fees	$30	$97
All Other Fees	-	-
Total	$1,840	$1,075

Audit Fees

Audit fees for the years ended December 31, 2021 and 2022 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2021 related to services in connection with our IPO and our underwritten secondary follow-on offering and our audit related fees for the year ended December 31, 2022 related to services in connection with the Flow Merger and Borderfree acquisition.

Tax Fees

Tax fees for the years ended December 31, 2021 and 2022 related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2021 and 2022 related to services in connection with non-audit compliance and review work.

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

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 331/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 331/3% of the total voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise comply with and intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the corporate governance rules of the Nasdaq applicable to domestic issuers.

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

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-259371	3.1	September 7, 2021
2.1	Specimen share certificate	F-1	333-259371	4.1	September 7, 2021
2.2	Description of Securities	20-F	001-40408	2.2	March 28, 2022
4.1	Form of Indemnification Agreement	F-1	333-259371	10.1	September 7, 2021
4.2#	2013 Share Incentive Plan	F-1	333-259371	10.2	September 7, 2021
4.3#	2021 Share Incentive Plan.	F-1	333-259371	10.3	September 7, 2021
4.4#	2021 Employee Stock Purchase Plan	F-1	333-259371	10.7	September 7, 2021
4.5#	Compensation Policy for Directors and Officers	F-1	333-259371	10.6	September 7, 2021
4.6†	Service Agreement by and between DHL International (UK) Limited and Global-e Online. Ltd., dated as of March 1, 2022					*
4.7†	Letter Agreement re: DHL Special Rights between the Registrant and DHL International GmbH, dated as of March 27, 2017, as amended	F-1	333-259371	10.5	September 7, 2021
4.8	Stock Purchase Warrant dated as of July 14, 2021, by and between the Registrant and Shopify International Limited	F-1	333-259371	10.8	September 7, 2021
4.9†	Partnership and Services Agreement, dated as of April 12, 2021, by and between Shopify Inc. and the Registrant	F-1	333-259371	10.9	September 7, 2021
4.10	Share Purchase Warrant dated as of January 4, 2022 by and between the Registrant and Shopify Strategic Holdings LLC	20-F	001-40408	4.10	March 28, 2022
4.11†	Share Purchase Warrant dated as of January 4, 2022 by and between the Registrant and Shopify Strategic Holdings LLC	20-F	001-40408	4.11	March 28, 2022
4.12†	Amended and Restated Master Services Agreement, dated as of January 4, 2022, by and between Shopify Inc., Flow Commerce Inc. and the Registrant	20-F	001-40408	4.12	March 28, 2022

4.13	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its shareholders	F-1	333-259371	4.2	September 7, 2021
8.1	List of subsidiaries of the Registrant					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered accounting firm for the Registrant					*
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.

*	Filed herewith.
**	Furnished herewith.
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

GLOBAL-E ONLINE LTD.
Date: March 31, 2023	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer

Global-E Online LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global-E Online Ltd. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company derives its revenue from providing merchants a cross-border e-commerce platform which enables to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform and from shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers. The Company’s revenue recognition process involves several applications responsible for the initiation, processing, recording of transactions, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

Auditing the Company's accounting for revenue from contracts with customers was challenging and complex due to the high volume of individually-low-monetary-value transactions and the dependency on the effective design and operation of multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s accounting for revenue from contracts with customers.

With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation, processing and recording of revenue, which included processes and controls related to access to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems. For example, with the assistance of IT professionals, we tested the controls over the Company’s cash to billings reconciliation process.

Our audit procedures included, among others, substantive audit procedures that included testing the completeness and accuracy of the underlying data within the Company’s billing system, performing data analytics by extracting data from the system to evaluate the completeness and accuracy of recorded revenue, tracing a sample of sales transactions to third-party documentation, and testing a sample of cash to billings reconciliations. We have also evaluated the Company’s disclosures included in Note 2 to the consolidated financial statements.

Business combinations – accounting for acquisitions
Description of the Matter
As described in Note 6 to the consolidated financial statements, as of December 31, 2022, the Company completed the acquisitions of Flow Commerce Inc and Borderfree Inc for total consideration of $387 million and $102 million, respectively. The Company accounted for these acquisitions as business combinations. The Company’s accounting for the acquisitions included determining the fair value of identified assets acquired, which primarily consisted of developed technology in the amount of $67 million, Customer relationships in the amount of $28 million, and marketing intangible assets in the amount of $31 million (collectively the “Intangible Assets”).

Auditing the fair values of the Intangible Assets was complex due to the significant estimations required by management. The complexity was primarily due to the sensitivity of the fair value to certain of the significant underlying assumptions. The significant assumptions used by management to estimate the fair value of the Intangible Assets included, forecasted revenue and revenues growth rates, discount rates, and customer contract renewal rates and customer attrition rates. These significant assumptions were forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s controls over its accounting for business combinations. This included testing controls over the estimation process supporting the recognition and measurement of identified intangible assets, and management’s judgment and evaluation underlying assumptions and estimates with regards to the fair values of intangible assets.

To test the estimated fair value of the intangible assets, our audit procedures included, among others, reading the purchase agreements and assessed for the completeness of identified intangible assets, testing prospective financial information, evaluating the significant assumptions used by management and testing the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to current industry, market and economic trends. We tested the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. As part of the assessment, we performed sensitivity analyses over the significant assumptions used in the models. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and testing of the significant assumptions. For example, our valuation professionals performed independent comparative calculations to estimate the acquired entity discount rate. We have also evaluated the Company’s disclosures regarding the business combinations included in Note 6 to the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 1995.
Tel-Aviv, Israel
March 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Global-E Online Ltd.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Global-E Online Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Flow Commerce Inc and Borderfree Inc, which are included in the 2022 consolidated financial statements of the Company and constituted 1.7% and 2.9% of total assets (excluding acquired intangibles and goodwill), respectively, as of December 31, 2022 and 5.2% and 5.4% of revenues, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Flow Commerce Inc and Borderfree Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 31, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KOST FORER GABBAY & KASIERER
A Member of Ernst& Young Global

Tel-Aviv, Israel
March 31, 2023

Global-E Online LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2021	2022
Assets
Current assets:
Cash and cash equivalents	448,623	165,033
Short-term deposits	41,985	46,353
Accounts receivable (net of allowance for credit losses of $724 as of December 31, 2022)	9,185	16,424
Prepaid expenses and other current assets	46,568	51,904
Marketable securities	18,464	16,813
Funds receivable, including cash in banks	57,635	78,125
Total current assets	622,460	374,652
Property and equipment, net	3,269	10,283
Operating lease right-of-use assets	20,108	19,718
Long term deposits	2,219	3,225
Deferred contract acquisition costs, noncurrent	1,314	1,825
Deferred tax assets	-	171
Other assets, noncurrent	213	3,739
Commercial agreement asset	196,544	282,963
Goodwill and other intangible assets	-	466,024
Total long-term assets	223,667	787,948
Total assets	846,127	1,162,600
Liabilities, Convertible Preferred Shares and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable (including related party payables of $18,158 and $30,809 as of December 31, 2021 and 2022, respectively)	24,064	52,220
Accrued expenses and other current liabilities (including related party payables of $3,357 and $ 5,719 as of December 31, 2021 and 2022, respectively)	47,358	75,990
Funds payable to Customers	57,635	78,125
Short term operating lease liabilities	2,517	3,245
Total current liabilities	131,574	209,580
Long-term liabilities:
Deferred tax liabilities, net	-	6,558
Long term operating lease liabilities	18,803	16,579
Other long-term liabilities	-	1,762
Total liabilities	150,377	234,479
Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, with no par value, 300,000,000 and 300,000,000 shares authorized as of December 31, 2021 and 2022, respectively; 150,456,501 and 161,316,543, shares issued and outstanding as of December 31, 2021 and 2022, respectively;	-	-
Additional paid-in capital	823,550	1,253,093
Accumulated comprehensive income (loss)	(159)	(1,926)
Accumulated deficit	(127,641)	(323,046)
Total shareholders’ equity	695,750	928,121
Total liabilities, convertible preferred shares and shareholders’ equity	846,127	1,162,600

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2021	2022
Revenue	136,375	245,274	409,049
Cost of revenue (including related party costs of $53,861, $90,315 and $129,629 for the years ended December 31, 2020, 2021 and 2022, respectively)	92,902	153,841	250,871

Gross profit	43,473	91,433	158,178

Operating expenses:
Research and development	15,400	29,761	81,206
Sales and marketing	9,838	104,687	206,100
General and administrative	9,822	22,643	60,196
Total operating expenses	35,060	157,091	347,502
Operating profit (loss)	8,413	(65,658)	(189,324)
Financial expenses, net	4,339	8,570	12,093
Profit (loss) before income taxes	4,074	(74,228)	(201,417)
Provision for income taxes (benefits)	160	705	(6,012)
Net profit (loss)	3,914	(74,933)	(195,405)
Undistributed earnings attributable to participating securities	3,189	-	-
Net earnings (loss) attributable to ordinary shareholders	725	(74,933)	(195,405)
Net earnings (loss) per share attributable to ordinary shareholders, basic	$0.03	(0.74)	(1.24)
Net earnings (loss) per share attributable to ordinary shareholders, diluted	$0.03	(0.74)	(1.24)
Weighted-average shares used in computing net earnings (losses) per share attributable to ordinary shareholders, basic	21,120,208	101,737,026	157,691,173
Weighted-average shares used in computing net earnings (losses)per share attributable to ordinary shareholders, diluted	28,637,801	101,737,026	157,691,173
The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2020	2021	2022

Net profit (loss)	$3,914	(74,933)	(195,405)
Other comprehensive income:
Unrealized gain (loss) on available-for-sale marketable securities, net	111	(270)	(1,767)
Other comprehensive income (loss)	111	(270)	(1,767)
Comprehensive income (loss)	4,025	(75,203)	(197,172)

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount

Balance as of December 31, 2019	138,395	53,732	19,720,800	-	3,592	-	(56,622)	(53,030)

Issuance of Series E convertible preferred shares, net of issuance costs of $473	23,706	58,821
Issuance of ordinary shares upon exercise of share options			2,040,600	-	539			539
Unrealized gain on available-for-sale marketable securities, net						111		111
Share-based compensation expense					3,956			3,956
Net Profit							3,914	3,914
Balance as of December 31, 2020	162,101	112,553	21,761,400	-	8,087	111	(52,708)	(44,510)

Conversion of preferred shares to ordinary shares	(162,101)	(112,553)	97,260,600		112,553			112,553
Issuance of warrants to ordinary shares					280,842			280,842
Exercise of options and vested RSUs granted to employees			2,018,942	-	1,584			1,584
Other comprehensive loss						(270)		(270)
Share-based compensation expense					12,001			12,001
Issuance of Ordinary shares in IPO, net			17,250,000		396,344			396,344
Exercise of Warrants to ordinary shares			12,165,559		12,139			12,139
Net Loss							(74,933)	(74,933)

Balance as of December 31, 2021	-	-	150,456,501	-	823,550	(159)	(127,641)	695,750

Issuance of warrants to ordinary shares					235,466			235,466
Exercise of options and vested RSUs granted to employees			1,314,057	-	1,166			1,166
Other comprehensive loss						(1,767)		(1,767)
Share-based compensation expense					38,909			38,909
Exercise of Warrants to ordinary shares			7,215,924		73			73
Issuance of ordinary shares in connection with the business combination			2,330,061		153,929			153,929
Net Loss							(195,405)	(195,405)

Balance as of December 31, 2022	-	-	161,316,543	-	1,253,093	(1,926)	(323,046)	928,121

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2020		2021	2022

Cash flows from operating activities:
Net profit (loss)		$3,914	$(74,933)	$(195,405)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization		235	331	1,585
Share-based compensation expense		3,956	12,001	38,909
Commercial agreement asset amortization		-	84,298	149,047
Intangible assets amortization		-	-	27,833
Changes in accrued interest and exchange rate on short-term deposits		-	-	(291)
Changes in accrued interest and exchange rate on long-term deposits		-	24	(931)
Losses from marketable securities		-	140	73
Warrants liabilities to preferred shares		5,523	5,872	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable .		(1,652)	(5,591)	2,662
Increase in prepaid expenses and other assets		(12,273)	(23,239)	(2,685)
Decrease (increase) in funds receivable		(11,829)	(29,272)	17,097
Increase in long-term receivables		(150)	-	(1,279)
Increase in funds payable to customers		12,884	23,143	17,736
Decrease (increase) in operating lease ROU assets		(2,761)	1,382	3,253
Increase in deferred contract acquisition costs		(429)	(814)	(761)
Increase in accounts payable		10,018	5,007	16,648
Increase in accrued expenses and other liabilities		18,874	17,926	20,531
Increase (decrease) in deferred tax liabilities		52	(90)	(8,178)
Increase (decrease) operating lease liabilities		2,988	(437)	(4,359)
Net cash provided by operating activities		29,350	15,748	81,485
Cash flows from investing activities:
Acquisition of a business, net of cash acquired (see note 6)		-	-	(317,483)
Investment in marketable securities		(16,759)	(2,806)	(8,298)
Proceeds from marketable securities		-	748	8,110
Purchases of short-term investments		(6,375)	(117,185)	(78,478)
Proceeds from short-term investments		-	81,657	74,400
Purchases of long-term investments		(456)	(20)	-
Purchases of property and equipment		(456)	(2,883)	(8,352)
Net cash used in investing activities		(24,046)	(40,489)	(330,101)
Cash flows from financing activities:
Proceeds from exercise of share options		539	1,584	1,166
Issuance of convertible preferred shares, net of issuance costs		58,821	-	-
Proceeds from issuance of Ordinary shares in IPO, net of issuance costs			396,494	-
Proceeds from exercise of warrants to ordinary shares			529	73
Net cash provided by financing activities		59,360	398,607	1,239

Net increase (decrease) in cash, cash equivalents, and restricted cash		64,664	373,866	(247,377)
Cash and cash equivalents and restricted cash-beginning of period		20,369	85,033	458,899
Cash and cash equivalents and restricted cash-end of period		$85,033	$458,899	$211,522
Supplemental disclosures of cash flow information:
Cash paid for income taxes		$68	$5	$249
Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable		$13	$1	$-

ROU assets and lease liabilities created during the period		$3,734	$17,329	$2,862

Conversion of warrants liability to ordinary shares	$		$11,610	$-
Recognition of Commercial agreement asset		$-	$280,842	$235,467

The accompanying notes are an integral part of these consolidated financial statements.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Description of Business

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

On January 3, 2022, the Company completed the acquisition of Flow Inc and its subsidiaries (“Flow”) (“Flow Acquisition”). Flow’s technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive cross-border sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Flow’s global infrastructure for shipping and tax and duty compliance. Flow was founded in 2015 and is based in Hoboken, NJ with a globally distributed workforce.

On July 1, 2022, the Company completed the acquisition of Borderfree Inc , Borderfree UK and Pitney Bowes Payco Ireland and their subsidiaries (“Borderfree”) (“Borderfree Acquisition”). Borderfree’s technology provides an end-to-end solution to individual retailers to facilitate international cross-border e-commerce transactions for consumer goods between such individual retailers and their consumers located in different countries, from initial consumer orders to the ultimate delivery to the consignee.

The Flow and Borderfree acquisitions were accounted for by the purchase method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed (See Note 6).

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations, the estimated customer life on deferred contract acquisition costs, the allowance for credit losses, the fair value of financial assets and liabilities; including accounting and fair value of derivatives, the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and property and equipment, share-based compensation, until the Company’s IPO, including the determination of the fair value of the Company’s Ordinary Shares, and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

Foreign Currency

The functional currency of the Company is the U.S. dollar. Accordingly, foreign currency assets and liabilities are remeasured into U.S. dollars at the end-of-period exchange rates except for non-monetary assets and liabilities, which are measured at historical exchange rates. Revenue and expenses are remeasured each day at the exchange rate in effect on the day the transaction occurred or at the average exchange rate for the relevant period.

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

In the years ended December 31, 2020 and 2021, the revenue generated by the Company’s largest customer was $24,534 and $31,346, respectively. As of December 31, 2021, the net amount due to the Company’s largest customer was $8,482. In the year ended December 31, 2022, there aren’t revenues from a single customer which exceed 10% of the Company’s revenues.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2020	2021	2022
Cash and cash equivalents	$68,637	$448,623	$165,033
Cash and cash equivalents included in funds receivable	$16,193	$10,063	$46,302
Restricted cash included in other assets	$203	$213	$187

Total cash, cash equivalents, and restricted cash	$85,033	$458,899	$211,522

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and re-evaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income, which is reflected as a component of shareholders’ equity (deficit). The Company periodically evaluates its marketable securities to assess whether those account for a credit loss. Expected credit losses on available-for-sale debt securities are recognized in financial expenses, net, on the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in stockholders' equity. For the year ended December 31, 2021 the Company has recognized other than temporary impairment in the amount of $140 in its Consolidated Statements of Operations as a result of the Company intention to sell specific Marketable securities. The Company has not recorded credit losses for the year ended December 31, 2022.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The total accumulated other comprehensive income was comprised as follows:

	Year ended December 31,
	2021	2022
	Unrealized gain on marketable securities	Unrealized gain (loss) on marketable securities
Beginning balance	$111	$(159)
Net current period other comprehensive income (loss)	(410)	(1,840)
reclassification adjustments for losses included in net income	140	73
Total accumulated other comprehensive income (loss)	$(159)	$(1,926)

Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for credit losses. The allowance for credit losses is based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Accounts receivables are written off after all reasonable means to collect the full amount have been exhausted.

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

Business Combinations

The Company accounts for business combinations in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Determining the fair value of the identifiable assets and liabilities requires management to use significant judgment and estimates including the forecasted revenue and revenues growth rates, discount rates, customer contract renewal rates and customer attrition rates.

The process of estimating the fair values requires significant estimates, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, merchant/network affiliate relationships, publisher relationships, technology, tradenames, and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of income (loss).

Acquisition related costs are expensed in the statement of operations in the period incurred.

Intangible Assets

Acquired identifiable finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives. The Company routinely reviews the remaining estimated useful lives of finite-lived intangible assets. In case the Company reduces the estimated useful life for any asset, the remaining unamortized balance is amortized or depreciated over the revised estimated useful life.

The estimated useful lives of the Company’s intangible assets are as follows:

Years

Technology	2-7
Partnership Agreement	6
Customer Relationships	1-5
Trademark	2
Marketing Asset	5
GTS Duty Calculator	9

Goodwill

Goodwill reflects the excess of the purchase price over the estimated fair values of the identifiable net assets acquired in business combinations. Goodwill is not amortized and is tested for impairment at least on an annual basis. The Company operates as one reporting unit and the fair value of the reporting unit is estimated using quoted market prices of the Company’s stock in active markets. The Company tests goodwill for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

When testing goodwill for impairment, the Company may first perform a qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. There was no impairment of goodwill in the year ended December 31, 2022.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Impairment of Long-Lived Assets and intangible assets subject to amortization

The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets subject to amortization for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to long-lived assets during the periods presented.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Service fees	49,927	37%	96,659	39%	181,887	44%
Fulfillment services	86,448	63%	148,615	61%	227,162	56%

Total revenue	$136,375	100%	$245,274	100%	$409,049	100%

The Company's revenues from service fees provided on a standalone basis were $2,627, $8,366 and $16,515 for the years ended December 31, 2020, 2021 and 2022, respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2020		2021		2022
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United Kingdom	80,122	59%	113,835	47%	146,562	36%
United States	34,140	25%	71,095	29%	173,967	43%
European Union	21,269	15%	58,177	23%	78,491	19%
Israel	844	1%	1,052	* )	1,357	* )
Other	-	-	1,115	* )	8,672	2%

Total revenue	$136,375	100%	$245,274	100%	$409,049	100%

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

The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Beginning balance	$563	$987	$1,801
Additions to deferred contract acquisition costs	618	1,188	1,378
Amortization of deferred contract acquisition costs	(194)	(374)	(617)
Ending balance	$987	$1,801	$2,562

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$264	$487	$737
Deferred contract acquisition costs, noncurrent	723	1,314	1,825
Total deferred contract acquisition costs	$987	$1,801	$2,562

Cost of Revenue

Cost of revenue primarily consists of expenses related to fulfillment of its services, which mainly include shipping costs, acquiring costs, payroll, hosting and allocated overhead. Overhead is allocated to cost of revenue based on applicable headcount.

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

Sales and Marketing Costs

Sales and Marketing costs include mainly personnel-related expenses, sales commissions, direct marketing, events, public relations, commercial agreement amortization (See note 7), amortization of intangible assets and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount.

General and Administrative

   General and administrative expenses primarily consist of personnel-related expenses, including share-based compensation expenses and merger-related contingent consideration, associated primarily with the Company’s finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting and other consulting services, and allocated overhead.

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

Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders

The Company calculates basic net income (loss) per share by dividing the net income (loss) by the weighted-average number of ordinary shares outstanding during the period. Diluted net income (loss) per share is computed by giving effect to all potentially dilutive ordinary share equivalents outstanding for the period, including share options and restricted share units. Diluted net income (loss) per share was the same as basic net income (loss) per share in periods when the effects of potentially dilutive shares of ordinary shares were anti-dilutive. For periods before the Company’s shares began trading on May 12, 2021, the Company calculated basic net income (loss) per share using the two-class method required for participating securities. The Company considered its convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends that would be distributed to the holders of ordinary shares, on a pro-rata basis assuming conversion of all convertible preferred shares into ordinary shares. These participating securities did not contractually require the holders of such shares to participate in the Company’s losses. As such, net loss for the periods presented was not allocated to the Company’s participating securities.

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

Revenue by geographical region can be found in the revenue recognition disclosures in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization as well as the Company’s operating lease ROU assets by geographic region:

	December 31,
	2020	2021	2022
	(in thousands)
Israel	$1,685	$18,383	$22,823
United Kingdom	3,093	2,642	3,279
United States	74	2,326	3,828
Rest of world	25	26	71

Total property and equipment, net	$4,877	$23,377	$30,001

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

Israeli Severance Pay

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, for these employees any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. For employees which are not under Section 14 of the Severance Pay Law, as of December 31, 2022 there is an asset and a liability in the consolidated balance sheets in the total of $1,227 and $1,762, respectively. During the years ended December 31, 2021 and 2022, the Company recorded $1,428 and $2,167, respectively, in severance expenses related to these employees.

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

	Year Ended December 31,
	2020	2021	2022
		(in thousands)
Beginning of the year	$215	$5,738	$-
Change in fair value	5,523	5,872	-
Conversion to shares	-	(11,610)	-
End of year	5,738	$-	-

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

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The new guidance was adopted by the Company on January 1, 2022 with no impact on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing a variety of exceptions within the framework of ASC 740. These exceptions include the exception to the incremental approach for intraperiod tax allocation in the event of a loss from continuing operations and income or a gain from other items (such as other comprehensive income), and the exception to using general methodology for the interim period tax accounting for year-to-date losses that exceed anticipated losses. . The new guidance was adopted by the Company on January 1, 2022 with no impact on its consolidated financial statements and related disclosures.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosure by Business Entities about Government Assistance.” The new standard improves the transparency of government assistance received by most business entities by requiring the disclosure of: (1) the types of government assistance received; (2) the accounting for such assistance; and (3) the effect of the assistance on a business entity's financial statements. This guidance is effective for financial statements issued for annual periods beginning after December 15, 2021. The new guidance was adopted by the Company on January 1, 2022 with no impact on its consolidated financial statements and related disclosures.

In October 2021, the FASB issued ASU No. 2021-08, "Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers". The standard requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. The standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. Effective January 1, 2022, the Company early adopted ASU 2021-08. Adoption of the new standard did not have a material impact on the financial statements.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 2020-06), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 will be effective for fiscal years beginning after December 15, 2021, with early adoption permitted.

The new guidance was adopted by the Company on January 1, 2022 with no impact on its consolidated financial statements and related disclosures.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet Components

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2021	2022
	(in thousands)
Indirect tax receivables and related prepaid expenses	$39,030	$43,293
Prepaid expenses	6,271	7,847
Other	1,267	764
Prepaid expenses and other current assets	46,568	51,904

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2021	2022
	(in thousands)
Computer and software	$1,603	$2,637
Furniture and office equipment	429	1,382
Leasehold improvements	2,271	8,883

Property and equipment, gross	4,303	12,902
Less: accumulated depreciation and amortization	(1,034)	(2,619)

Property and equipment, net	$3,269	$10,283

Depreciation and amortization expense were $235, $331 and $1,585 for the years ended December 31, 2020, 2021 and 2022, respectively. During the year ended December 31, 2022, the Company wrote-off $76 of fully depreciated assets.
5.	Goodwill and intangible assets, net

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying
Amount

Balance as of December 31, 2021	-
Addition from acquisitions	367,566
Balance as of December 31, 2022	367,566

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Intangible assets, net

December 31, 2022
Cost:

Technology	$63,677
Customer relations	27,856
Partnership Agreement	11,366
Marketing Asset	19,263
Trademark	731
GTS Duty Calculator	3,398

126,291

Less - accumulated amortization	27,833

Intangible assets, net	$98,458

As of December 31, 2021 the company did not have any acquired intangible assets.

Estimated amortization expense for the years ended:

2023	$20,434
2024	18,812
2025	17,607
2026	17,607
Thereafter	23,998

$98,458

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

Year ended December 31,
2022

Cost of revenues	$9,743
Selling and marketing	18,090

$27,833

For the year ended December 31, 2020 and 2021 the Company did not recognize amortization expense related to acquired intangible assets.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.     BUSINESS COMBINATIONS

A.	On January 3, 2022, the Company consummated the Flow Acquisition, a private Company. Flow’s technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive cross-border sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Flow’s global infrastructure for shipping and tax and duty compliance. Flow was founded in 2015 and is based in Hoboken, NJ with a globally distributed workforce.

In accordance with the acquisition method of accounting, the total purchase price for the Flow Acquisition was $387,003, subject to working capital adjustments, comprised of $233,074 in cash and $153,929 in shares, based on the fair value in shares of the Company’s ordinary shares at the closing date.

In addition to the purchase consideration and pursuant to holdback agreements with certain Flow employees, the Company is committed to pay an amount of $24,323 and to issuing 439,200 of the Company’s ordinary shares, to be released over the period of two years after the acquisition date, subject to their continued service and expensed over the applicable service periods. In addition, the Company issued approximately $13,590 in RSUs to Flow employees in accordance with the terms of the Company’s equity incentive plan, which is expected to vest and be expensed over up to four years.

Under the purchase price allocation, the Company allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Flow. Goodwill is not deductible for income tax purposes.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Cash and Cash Equivalents	$10,334
Funds Receivable	2,755
Accounts Receivables	4,880
Prepaid Expenses and Other Accounts Receivable	1,153
Property and Equipment, net	171
Long Term Lease Deposits	75
Intangible assets	83,459
Goodwill	300,876
Total assets acquired	403,703

Liabilities
Deferred tax liabilities, net	5,560
Accounts Payable	3,762
Accrued Expenses and Other Current Liabilities	4,623
Funds Payable to Customers	2,755
Total liabilities assumed	16,700

Total purchase consideration	$387,003

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair	Useful life
	Value	(In years)

Technology (1)	$58,892	7
Partnership Agreement (1)	11,366	6
Customer Relationships (1)	12,470	1
Trademark (1)	731	2
Total Intangible assets acquired	$83,459

(1)   Technology, Partnership Agreement, Customer relationships and Trademark's fair values were determined using the income approach.

The results of operations of Flow have been included in the consolidated financial statements since the acquisition date of January 3, 2022. Flow's revenue included in the Company’s consolidated statement of operations from January 3, 2022 through December 31, 2022 was $21,151. There is no practical way to determine net income attributable to Flow due to integration.

B.	On July 1, 2022, the Company consummated the Borderfree Acquisition. Borderfree's technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive cross-border sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Borderfree’s global infrastructure for shipping and tax and duty compliance.

In accordance with the acquisition method of accounting, the total purchase price for the Borderfree Acquisition was $101,880, subject to working capital adjustments, comprised only of cash.

Under the preliminary purchase price allocation, the Company allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is not expected to exceed one year. Any adjustments to the preliminary purchase price allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Borderfree. Goodwill is not deductible for income tax purposes.

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs $8,492 during the year ended December 31, 2022 which were included in general and administrative expenses in the consolidated statements of income (loss).

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

Cash and Equivalents	$5732
Accounts Receivable	5,021
Other receivables	971
Inventory	90
Long term receivables	2,460
Deferred tax asset	389
Fixed assets, net	76
Intangible assets	42,832
Goodwill	66,690
Total assets acquired	124,261

Liabilities
Deferred tax liabilities, net	9,394
Accounts payable	7,746
Other accounts payable	5,241
Total liabilities assumed	22,381

Total purchase consideration	$101,880

The following table summarizes the preliminary estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair	Useful life
	Value	(In years)

Marketing Asset (1)	$19,263	5
Customer Relationships (1)	15,386	5
Technology (1)	4,785	2
GTS Duty Calculator (1)	3,398	9
Total Intangible assets acquired	$42,832

(1)- The fair value of the assets above were determined using the income approach.

The results of operations of Bordrefree have been included in the consolidated financial statements since the acquisition date of July 1, 2022. Borderfree's revenue included in the Company’s consolidated statement of operations from July 1, 2022 through December 31, 2022 was $22,034. There is no practical way to determine net income attributable to Borderfree due to integration.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following unaudited pro forma financial information is for illustrative purposes only and summarizes the combined results of operations for the Company, Flow, and Borderfree, as though the companies were combined as of January 1, 2021. The unaudited pro forma financial information was as follows (in thousands):

	Year Ended
	December 31,
	(Unaudited)
	2021	2022

Revenues	$332,573	$431,599
Net income (loss)	$(124,812)	$(201,882)

The pro forma financial information for all periods presented above has been calculated after adjusting the results of Flow and Borderfree to reflect the business combinations accounting effects resulting from these acquisitions. It includes pro forma adjustments related to the amortization of acquired intangible assets, share-based compensation expense and alignment of accounting policies. The unaudited pro forma results have been prepared based on estimates and assumptions, which we believe are reasonable; however, they are not necessarily indicative of the consolidated results of operations had the acquisition occurred on January 1, 2021, or of future results of operations.

7.	Commercial Agreement Assets

During the years ended December, 2021 and 2022, the Company recognized assets in connection with commercial agreements with Shopify , in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution and for providing a white label solution for Shopify Markets Pro These assets represent the probable future economic benefits to be realized over a four-year expected benefit period and are valued based on the fair value of the vested warrants on the grant date. As of December 31, 2021 and 2022 the Company recognized assets of $280.8 million and $504.7 million associated with the fair value of the vested warrants.

During the year ended December 31, 2022 the Company granted Shopify warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones, which have yet to be met as of December 31, 2022. As the Company estimates that all predetermined terms will be met, the Company recorded expenses related to this warrant to represent the probable future economic benefits to be realized over a four-year expected benefit period.

For the years ended December 31, 2021 and 2022, the Company recorded amortization expenses related to the commercial agreement assets of $84.3 million and $149 million, respectively, in the Company’s consolidated statements of operations and comprehensive loss as a component of sales and marketing expense.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2021	2022
	(in thousands)
Accrued Expenses	$11,668	$16,185
Accrued indirect taxes and related liabilities	15,798	26,347
Accrued compensation and benefits	9,797	19,918
Advancements from customers	7,426	9,163
Other current liabilities	2,669	4,377
Accrued expenses and other current liabilities	47,358	75,990
9.	Convertible Preferred shares, shareholders’ Equity (Deficit) and Equity incentive Plan

a.	General:

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

In 2013, the Company adopted the Global-e Online Ltd. 2013 Share Incentive Plan (“2013 Plan”), under which the Company may grant various forms of equity incentive compensation at the discretion of the board of directors, including share options. The awards have varying terms, but generally vest over four years. Share options expire between 7 and 10 years after the date of grant. The Company issues new Ordinary Shares upon exercise of share options.

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

A summary of share option activity under the Company’s equity incentive plan and related information is as follows:

	Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of December 31, 2021	10,132,154	$2.26	7.13	$619,339.90
Granted	-
Exercised	(976,601)	$1.19		$18,991
Forfeited	(101,260)	$2.34
Balance as of December 31, 2022	9,054,293	$2.38	6.20	$165,347
Exercisable as of December 31, 2022	7,899,747	$2.30	6.01	$144,877

The weighted-average grant date fair value of options granted during the years ended December 31, 2020 was $3.05.  During the year ended December 31,2021 and 2022 no options were granted. As of December 31, 2022, unrecognized share-based compensation cost related to unvested share options was $4,739, which is expected to be recognized over a weighted-average period of 1.41 years.

The Black-Scholes assumptions used to value the employee options at the grant dates are as follows:

Year Ended December 31,
2020
Expected term (years)	6.11
Expected volatility	70.0%
Risk-free interest rate	0.37% - 1.45%
Expected dividend yield	0.0

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

A summary of RSU’s activity under the Company’s equity incentive plan and related information is as follows:

	Amount of RSU’s	Weighted average grant date fair value
Unvested as of December 31, 2021	443,018	$63.49
Granted	1,449,829	36.33
Vested	(337,456)	64.91
Forfeited	(206,709)	50.80

Unvested as of December 31, 2022	1,348,682	$36.18

As of December 31, 2021 and 2022, unrecognized share-based compensation cost related to unvested RSU’s was $23,402 and $38,614, respectively, which are expected to be recognized over a weighted-average period of 2.55 and 2.17 years.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-Based Compensation

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Cost of revenue	$10	$85	$262
Research and development	507	4,192	21,970
Sales and marketing	442	1,287	3,877
General and administrative	2,997	6,437	12,800
Total share-based compensation expense	$3,956	$12,001	$38,909

The Company has the following Ordinary Shares reserved for future issuance:

	December 31,
	2021	2022
Conversion of convertible preferred shares	-	-
Outstanding share options	10,132,154	9,054,293
Unvested RSU’s	443,018	1,348,682
Remaining shares available for future issuance under the 2021 Plan	2,749,064	19,705,622
Total shares of ordinary shares reserved	13,324,236	30,108,597

Ordinary Share warrants

Ordinary Share warrants are included as a component of additional paid in capital within the consolidated balance sheets.

During the year ended December 31, 2021, the Company granted warrants to purchase 19,604,239 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc. The exercise price was $0.01 per share, and the term of the warrants was 10 years. We valued the warrants at the grant date using the Black-Scholes-Merton option pricing model. In connection with these warrants, we recognized an asset of $423.1 million as of December 31, 2022 associated with the fair value of the warrants, of which 17,628,619 were vested and exercised as of December 31, 2022.

During the year ended December 31, 2022, the Company granted warrants to purchase 1,289,064 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc which were all vested and exercised. The exercise price was $0.01 per share, and the term of the warrants was 10 years. We valued the warrants at the fair market value at the grant date. In connection with these warrants, we recognized an asset of $81.7 million as of December 31, 2022 associated with the fair value of the warrants.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
During the year ended December 31, 2022 the Company granted warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones, which have yet to be met as of December 31, 2022. As the Company estimates that all predetermined terms will be met, the Company recorded expenses related to this warrant to represent the probable future economic benefits to be realized over a four-year expected benefit period.

This asset is recorded in the Company’s consolidated balance sheets. Refer to Note 7.

Third Party Share Transactions

In April and November 2020, the Company recorded $1,346 and $809, respectively, of share-based compensation expenses associated with the two secondary share purchase transactions during the year ended December 31, 2020.The secondary share purchase transactions were executed among certain of the Company’s founders, employees, and shareholders. The April 2020 secondary share purchase transaction was consummated concurrently with the issuance of the Company’s Series E convertible preferred shares. The Company assessed the impact of these transactions as holders of economic interest in the Company acquired shares from the Company’s employees and founders at a price in excess of fair value of such shares. Accordingly, the Company recognized such excess value as share-based compensation expense.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10.	Leases

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

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2020, 2021 and 2022 were as follows:

	Year ended December 31,
	2020	2021	2022
Components of lease expenses
Operating lease cost	$1,023	$1,406	$3,318
Short-term lease	$66	$51	$462
Total lease expenses	$1,089	$1,457	$3,780

	Year ended December 31,
	2020	2021	2022
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$1,017	$1,015	$2,212

Supplemental non-cash information related to lease liabilities from obtaining ROU assets	$3,734	$17,329	$2,862

For the year ended December 31, 2021 and 2022, the weighted average remaining lease term is 9.1 and 8.04 years, respectively and the weighted average discount rate is 3.29 percent and 3.82 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Maturities of lease liabilities as of December 31, 2022 were as follows:

December 31, 2022
(in thousands)
Year Ending December 31,
2023	$3,260
2024	3,024
2025	2,674
2026	2,653
2027	2,185
Thereafter	7,830
Total operating lease payments	$21,626
Less: imputed interest	1,802
Total	$19,824

11.	Income Taxes

a.	Israeli taxation:

1.	Industry Encouragement (Taxes) Law, 1969

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

4.
The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2022, the Company’s tax years until December 31, 2015 are subject to statutes of limitation in Israel.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
b.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

c.	The components of the net profit (loss) before the provision for income taxes were as follows:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Israel	1,293	(83,028)	(170,138)
Foreign	2,781	8,800	(31,279)

Total	4,074	(74,228)	(201,417)

d.	The provision for income taxes was as follows:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Current:
Israel	$16	$-	$-
Foreign	92	$795	$1,512

Total current income tax expense	108	$795	$1,512

Deferred:
Israel	-	-	-
Foreign	52	(90)	(7,524)

Total deferred income tax (benefit) expense	52	(90)	(7,524)

Total provision for income taxes	$160	$705	$(6,012)

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
e.	Reconciliation of the theoretical tax expenses:

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Theoretical income tax expense (benefit)	$937	$(17,072)	$(46,326)
Change in valuation allowance	(2,235)	26,822	43,134
Return to provision true ups	-	(2,490)	395
Foreign tax rate differentials	(150)	(76)	311
Shared Based Compensations non-deductible (taxable)	910	(8,148)	(929)
Non-deductible expenses	1,290	1,517	820
Tax rate change impact	-	-	(1,883)
Foreign exchange impact	(357)	273	874
State Taxes	-	63	(316)
Valuation allowance on acquisition balances	-	-	(3,482)
Other	(235)	(184)	1,390

Total	$160	$705	$(6,012)

f.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2021	2022
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards *)	30,129	75,766
Research and development expenses	4,327	9,186
Leasing liabilities	4,823	4,588
Accruals and reserves	351	848
Share-based compensation	1,371	7,758
Deferred IPO costs	-	346
R&D tax credits	-	351
Bad debt	-	157
Unrealized Losses from marketable securities	-	482
Gross deferred tax assets	41,001	99,482
Valuation allowance	(36,077)	(79,211)
Total deferred tax assets	4,924	20,271

Deferred tax liabilities:
Deferred contract acquisition costs	376	391
Leasing assets	4,548	4,570
Property and equipment	-	42
Intangibles		21,577
Other		78
Gross deferred tax liabilities	4,924	26,658

Deferred taxes assets (liabilities),net	-	(6,387)

*) Refer to note 10g.

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the deferred tax assets at December 31, 2021 and 2022 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the year ended December 31, 2022 was an increase of $43,134.

As of December 31, 2022, the Company had approximately $241,888 in net operating loss carryforwards in Israel that can be carried forward indefinitely.

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2021	2022
	(in thousands)

Beginning balance	-	19,389
Increases related to tax positions taken during the current year *)	19,389	34,281
Ending balance	19,389	53,670

*) As of December 31, 2022 unrecognized tax benefit in amount of $53.7 million was related to Net operating loss carryforwards for which the Company has recognized valuation allowance.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12. Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	(in thousands, except share and per share data)
Basic net profit (loss) per share
Numerator:
Allocation of net profit (loss)	3,914	(74,933)	(195,405)
Net income allocated to preferred shareholders	3,189	-	-

Allocation of net profit (loss) attributable to Ordinary shareholders	725	(74,933)	(195,405)
Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to Ordinary shareholders	21,120,208	101,737,026	157,691,173
Basic net profit (loss) per share attributable to Ordinary shareholders	0.03	(0.74)	(1.24)

Diluted net profit (loss) per share
Numerator:
Allocation of net profit (loss) attributable for diluted computation	725	(74,933)	(195,405)

Denominator:
Shares used in computing net earnings per share of ordinary share, basic	21,120,208	101,737,026	157,691,173
Weighted average effect of dilutive securities - effect of stock-based awards	7,517,593	-	-
Weighted-average shares used in computing net profit (loss) per share attributable to Ordinary shareholders	28,637,801	101,737,026	157,691,173
Diluted net profit (loss) per share attributable to ordinary shareholders	0.03	(0.74)	(1.24)

The potential shares of Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,
	2020	2021	2022
Convertible preferred shares	92,946,600
Unvested RSU’s	-	443,018	1,348,682
Outstanding warrants to Ordinary Shares	-	7,902,480	2,713,701
Warrants to convertible shares	312,600	-	-
Outstanding share options	-	10,132,154	9,054,293
Total	93,259,200	18,477,652	13,116,676

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
13. Related Party Transactions

The Company is party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 and amended on December 7, 2020, pursuant to which the Company has undertaken to use DHL International exclusively for the provision of express shipping services to the Company’s customers, subject to certain exclusions described therein, and DHL International has undertaken certain commitments relating to the prices under which its services are offered to the Company. The current term of the Commercial Letter ends on March 27, 2022 and shall renew automatically thereafter until terminated by either the Company or DHL International upon twelve (12) months’ notice. In addition, the Company is party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, under which DHL UK provides the Company with express shipping services relating to the purchase and sale of the Company’s customers’ products. The service agreement continues until terminated by either the Company or DHL UK in accordance with its terms. The consideration paid by the Company to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. The Company entered similar arrangements with other DHL affiliated entities in the Netherlands, France and Spain. On November 17, 2022, we extended this agreement with DHL UK to be in effect until 2025. In connection with these arrangements, the Company recorded expenses included in Cost of revenue in the total amount of $53,861, $90,315 and $129,629 to DHL affiliated entities in the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, the balances of accounts payable and accrued expenses in regards to DHL and its affiliated entities were $21,515 and $36,529, respectively (including duties charged by DHL).

14. Fair Value Measurements

Financial instruments measured at fair value on a recurring basis include warrants to convertible preferred shares.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Mutual Funds	$1,258	$-	$-	$1,258
Government debentures	-	789	-	789
Corporate debentures	-	14,766	-	14,766
Total financials assets	$1,258	$15,555	$-	$16,813

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Mutual Funds	$1,274	$-	$-	$1,274
Government debentures	-	1,908	-	1,908
Corporate debentures	-	15,282	-	15,282
Total financials assets	$1,274	$17,190	$-	$18,464

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. Marketable Securities

At December 31, 2021 and 2022 the Company held marketable securities classified as available-for-sale securities as follows:

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,274	3	(19)	$1,258
Government debentures	$1,157	-	(368)	$789
Corporate debentures	$16,307	$13	$(1,554)	$14,766
	18,738	$16	$(1,941)	$16,813

	December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Gross Realized Losses	Fair Value

Mutual funds	$1,252	22	-	$-	$1,274
Government debentures	$1,894	23	-	$(9)	$1,908
Corporate debentures	$15,617	$24	$(228)	$(131)	$15,282
	18,763	$69	$(228)	$(140)	$18,464

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Following table summarizes the Compnay's marketable securities by contractual maturities:

December 31, 2022
(in thousands)
Within one year	200
After one year through five years	3,323
After 5 years through 10 years	2,978
After 10 years	980
7,481

As of December 31, 2022 the Company invests in marketable securities without a single maturity date in the amount of $9,332.

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for 12 months or longer:

	December 31, 2022		December 31, 2021
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	1,258	(19)	-	-
Government debentures	789	(368)	11,409	(215)
Corporate debentures	3,308	(315)	-	-
Total	5,355	(702)	11,409	(215)

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for up than 12 months:

	December 31, 2022		December 31, 2021
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	-	-	-	-
Government debentures	-	-	-	-
Corporate debentures	10,447	(1,239)	423	(13)
Total	10,447	(1,239)	423	(13)

For the year ended December 31,2022 the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sales marketable securities.

16. Subsequent Events

On January 16, 2023, the first performance -based vesting has occurred and 246,027 warrants to Ordinary Shares were exercised by Shopify for the price of $0.01 per share.