Form 20-F
period 2023-12-31
Global-E Online Ltd.
filed 2024-03-28
CIK 1835963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2023, the issuer had outstanding 165,773,914 ordinary shares.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

CONTENTS

ABOUT THIS ANNUAL REPORT	1

BASIS OF PRESENTATION	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	3

PART I	6

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	6

ITEM 3. KEY INFORMATION	6

A. [RESERVED]	6

B. Capitalization and Indebtedness	6

C. Reasons for the Offer and Use of Proceeds	7

D. Risk Factors	7

ITEM 4. INFORMATION ON THE COMPANY	50

A. History and Development of the Company	50

B. Business Overview	51

C. Organizational Structure	71

D. Property, Plants and Equipment	73

ITEM 4A. UNRESOLVED STAFF COMMENTS	73

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	73

A. Operating Results	80

B. Liquidity and Capital Resources	83

C. Research and Development, Patents and Licenses, Etc.	85

D. Trend Information	86

E. Critical Accounting Estimates	86

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	89

A. Directors and Senior Management	89

B. Compensation	92

C. Board Practices	96

D. Employees	108

E. Share Ownership	109

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation	109

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	109

A. Major Shareholders	109

B. Related Party Transactions	112

C. Interests of Experts and Counsel	115

ITEM 8. FINANCIAL INFORMATION	115

A. Consolidated Statements and Other Financial Information	115

B. Significant Changes	116

ITEM 9. THE OFFER AND LISTING	116

A. Offer and Listing Details	116

B. Plan of Distribution	116

C. Markets	116

D. Selling Shareholders	116

E. Dilution	116

F. Expenses of the Issue	116

ITEM 10. ADDITIONAL INFORMATION	117

A. Share Capital	117

B. Memorandum and Articles of Association	117

C. Material Contracts	117

D. Exchange Controls	117

E. Taxation	117

F. Dividends and Paying Agents	124

G. Statement by Experts	124

H. Documents on Display	124

I. Subsidiary Information	125

J. Annual Report to Security Holders	125

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	125

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	126

PART II	126

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	126

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	126

ITEM 15. CONTROLS AND PROCEDURES	126

ITEM 16. [RESERVED]	127

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	127

ITEM 16B. CODE OF ETHICS	127

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	128

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	129

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	129

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	129

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2023.

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

•
“Adjusted EBITDA” is a non-GAAP financial measure and is defined as operating profit (loss) adjusted for stock based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses and secondary offering costs. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenues;

•
“Non-GAAP Gross Profit” is a non-GAAP financial measure and is defined as gross profit adjusted for amortization of acquired intangibles. “Non-GAAP gross margin” is calculated as Non-GAAP gross profit divided by revenues;

•
“Net Dollar Retention Rate” for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platforms in the earlier of the two periods. Our Net Dollar Retention in 2023 excludes Borderfree Inc. and affiliated companies (“Borderfree”) that were acquired in 2022, as it is based on annual GMV figures, and Borderfree’s financials were consolidated into the Company’s financials in July 2022; therefore, GMV was not recorded for the full year in 2022; and

•
“Gross Dollar Retention Rate” is a key performance indicator and in order to calculate it for a particular quarter, we first calculate the total seasonality adjusted annualized GMV for that quarter. We then calculate the value of GMV from any merchants who discontinued their use of our platforms during that quarter, or churned, based on their total GMV from the four quarters preceding such quarter, which we refer to as churned GMV. We then divide (a) the churned GMV by (b) the total seasonality adjusted annualized GMV to calculate the percentage churn for that quarter. Gross Dollar Retention Rate for a particular year is calculated by aggregating the percentage churn of the four quarters within that year and subtracting the result from 100%.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information - D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our rapid growth and growth rates in recent periods may not be indicative of future growth;

•	our ability to retain existing, and attract new, merchants;

•	our business acquisitions and ability to effectively integrate acquired businesses;

•	our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs;

•	our ability to implement and use artificial intelligence and machine learning technologies successfully;

•	our ability to compete in our industry;

•
our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms;

•	our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms;

•	our history of net losses;

•	our ability to manage our growth and manage expansion into additional markets;

•	increased attention to ESG matters and our ability to manage such matters;

•	our ability to accommodate increased volumes during peak seasons and events;

•	our ability to effectively expand our marketing and sales capabilities;

•	our expectations regarding our revenue, expenses and operations;

•	our ability to operate internationally;

•
our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices;

•	Our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms;

•	our operation as a merchant of record for sales conducted using our platform;

•	regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with;

•	compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions;

•	our business’s reliance on the personal importation model;

•	our ability to securely store personal information of merchants and shoppers;

•	increases in shipping rates;

•	fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations;

•	our ability to offer high quality support;

•	our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms;

•	our dependency on the continued use of the internet for commerce;

•
our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves;

•	the effect of the situation in Ukraine on our business, financial condition and results of operations;

•	our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants;

•	our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies;

•
our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees;

•	litigation for a variety of claims which we may be subject to;

•	the adoption by merchants of a D2C model;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	our ability to maintain our corporate culture;

•	our ability to maintain an effective system of disclosure controls and internal control over financial reporting;

•	our ability to accurately estimate judgments relating to our critical accounting policies;

•
changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies;

•	requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so;

•	global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown;

•
risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders;

•	risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and

•	other statements described in this Annual Report under “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[RESERVED]

B.	Capitalization and Indebtedness Not applicable.

C.	Reasons for the Offer and Use of Proceeds Not applicable.

D.	Risk Factors

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

We have experienced rapid growth in recent periods. Our revenue was $245.3 million, $409.0 million and $569.9 million for the years ended December 31, 2021, 2022 and 2023, respectively, representing an annual growth of 66.8% and 39.3% for the years ended December 31, 2022 and 2023, respectively. GMV processed through our platforms during the years ended December 31, 2021, 2022 and 2023 was $1,449 million, $2,450 million and $3,557 million, respectively, representing an annual growth of 69% and 45% for the years ended December 31, 2022 and 2023 respectively. In future periods, we may not be able to sustain revenue or GMV growth consistent with recent history, or at all.

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

•
successfully integrating or maintaining the technologies, platforms and business propositions, modalities or offerings of business we have acquired, including successfully execute and grow the Shopify Markets Pro offering and the technologies and e-commerce solutions of Borderfree, and other businesses we may acquire in the future, into our existing platforms;

•	successfully realize all the benefits from our third party partnerships and collaborations;

•	provide integration with our merchants’ online e-commerce web-stores;

•	maintain the security, reliability and integrity of our platforms;

•	maintain compliance with existing and comply with new applicable laws and regulations, including new tax rates and tariffs;

•	price our platforms effectively so that we are able to attract and retain merchants;

•	successfully compete against our current and future competition and competing solutions; and

•	maintain service levels and consistent quality of our platforms.

We have also encountered in the past, and expect to encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our growth rates may slow and our business could suffer. Further, our rapid growth may make it difficult to evaluate our future prospects. In addition, a portion of our growth in recent or past periods may be attributed to trends and there is no assurance these trends will continue.

If we are unable to retain our existing merchants, or the GMV generated by merchants on our platforms declines or does not increase, our business, operating results and financial condition could be adversely affected.

Our revenues are closely correlated with the level of GMV that is processed through our platforms and we expect our future revenue growth to be partially driven by increases to our existing merchants’  GMV. We aim to sign contracts with merchants for a minimum term of 12 months and with a minimum committed monthly volume, but our merchants typically have the right to terminate their agreements for convenience by providing prior written notice, and have no obligation to renew their agreements with us after their terms expire. Even if our agreements with the merchants are renewed or not terminated, they may not be renewed on the same or as profitable terms, and may exclude utilization of our shipping services which may reduce our revenues, or may reduce the markets in which we provide them our services (including by way of localizing their fulfilment and distribution model). Although we typically maintain minimum fee arrangements with the merchants, we cannot guarantee that such minimum fees will commensurate with revenues earned in previous periods. As a result, if existing merchants terminate their agreements with us, renew them on less favorable terms, or otherwise reduce the scope of their activity through our platforms, our operating results and financial condition could suffer. In addition, we may not be able achieve successful or full migration and transition of some merchants from one of our platforms to another. For example, we may not be able to migrate merchants who have historically and currently been using the Borderfree platform to the Global-e platform, or such migration may not be on the same or as profitable terms, or may exclude the utilization of our shipping services which may reduce our revenues, or may reduce the number of markets in which we provide them our services, or even result in discontinuation of all or parts of our services.

The growth of our business depends on our ability to attract new merchants and increase the GMV processed on our platforms.

Our growth strategies include attracting new merchants to our platforms and increasing the GMV processed through our platforms. There is no guarantee that we can sustain our historical merchant acquisition rates and if we do, that such new merchants will lead to an increase of the GMV processed through our platforms or to an increase in our revenues. Our ability to attract new merchants depends on the success of our platforms with existing merchants and the success of our sales and marketing efforts, which may not be successful. Merchants who are not currently engaged in cross-border e-commerce may not be familiar with our solutions and those currently engaged in cross-border e-commerce may use other products or services for their cross-border e-commerce needs. In addition, merchants may develop their own solutions to address their cross-border e-commerce needs, purchase competitive product offerings, or engage third-party providers of services and solutions that do not or will not enable the use of our platforms and services. It may be difficult to engage and market to merchants who either do not currently have cross-border e-commerce needs, are unfamiliar with our platforms and services, or utilize competing solutions and services for their e-commerce needs. This requires us to spend substantial time, effort and resources assisting merchants in evaluating our platforms and services, including providing demonstrations, conducting gap analyses and substantiating the value of our platforms and services. Furthermore, engaging and marketing to merchants in segments, verticals or new regions where we do not have a presence or where we have only recently established our presence may also require effort and resources and may not result in the acquisition of new merchants or in increase of GMV. If merchants do not perceive our offerings to be of sufficiently high value and quality, we may not be able to attract new merchants or increase our GMV and our business, operating results and financial condition could be adversely affected.

Additionally, even if we are successful in attracting new merchants, they may not generate GMV or revenue at the same rate or scale as our current or historical merchants. If new merchants that we acquire fail to use our platforms to the same extent that our existing merchants do, it would reduce the GMV processed on our platforms and therefore our revenue, which could materially adversely affect our operating results and our growth.

We have acquired, and may acquire in the future, other businesses. Acquisitions divert a substantial part of our resources and management attention and if we are unable to effectively integrate acquired business, our operating results may materially suffer.

We have acquired and may in the future acquire complementary solutions, functionalities, technologies or businesses. For example, we acquired Borderfree from Pitney Bowes in July 2022 (the “Borderfree Acquisition”). Seeking and negotiating potential acquisitions diverts our management’s attention from other business concerns to a certain extent and is expensive and time-consuming. Acquisitions expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. Through the acquisition of Borderfree we aim to enhance the value that our business brings to global brands by providing them with traffic generation services, thereby the ability to attract international shoppers to their web store, by using both an e-mail based direct marketing offering and a portal-like affiliation platform. If we are unable to successfully integrate Borderfree, or effectively integrate other acquired businesses, we may not be successful in developing and marketing our offerings and our operating results will materially suffer and the potential benefits of the Borderfree Acquisition or other potential acquisitions may not be realized to the full extent, in a timely fashion or at all. In addition, if the integrated platforms and solutions we offer do not achieve acceptance by the marketplace, our operating results will materially suffer.

If we fail to develop or acquire new functionality (and if acquired, to integrate it) or enhance our platforms to meet the needs of our current and future merchants, or if we fail to estimate the impact of developing and introducing new functionality or enhanced solutions in response to rapid market or technological changes, our revenue could decline and our expenditures could increase significantly.

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

We expect to incur significant expenses to develop, integrate and implement additional solutions and functionalities and to integrate any acquired solutions or functionalities into our existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. We may experience difficulties with software development, industry standards, threats to the security and integrity of our technological infrastructure, design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. If we do not receive significant revenue from these investments, our business, operating results and financial condition could be adversely affected. Merchants may require customized integrations, or features and functions that we do not yet offer or do not intend to offer, or which we have yet fully integrated or implemented, any of which may cause them to choose a competing solution. If we fail to develop solutions that satisfy merchant and shoppers’ preferences in a timely and cost-effective manner, our ability to renew our contracts with existing merchants and our ability to create or increase demand for our platforms could be harmed, and our business, operating results and financial condition could be materially adversely affected. The integration of Borderfree and the migration of merchants who have historically and currently been using the Borderfree platform to the Global-e platform, or the execution of Shopify Markets Pro, as well as any other future acquisitions, may result in difficulties and delays, require additional investment and costs, and even if completed, may not achieve the economic or market results in terms of revenue creation and improved technological solutions that we have expected or anticipated.

There is a risk that the technology we invest in may not achieve the expected level of success or widespread market adoption. Market dynamics, competitive forces, regulatory changes, or unforeseen challenges may impede the successful integration and acceptance of our new solutions. For example, in January 2022 we acquired Flow (the “Flow Merger”), and entered into an Amended and Restated Master Services Agreement with Flow and Shopify Inc. and its affiliates (“Shopify”) (the “2022 Shopify Agreement”), making our platform and services and the Flow platform and services, respectively, available to certain Shopify merchants through Shopify’s e-commerce platform. As part of the 2022 Shopify Agreement, in September 2023, Shopify launched “Shopify Markets Pro”, a white-label cross-border MoR offering, powered by Global-e, currently available to Shopify US-based merchants. Shopify Markets Pro is based on the Flow platform, leveraging its API-based technology, and enables merchants of diverse scales, encompassing small and emerging businesses, to extend their brand offerings globally with streamlined integration efforts. The success of Shopify Markets Pro is contingent upon widespread acceptance and adoption in the market. Factors such as evolving merchants' preferences, competitive landscape dynamics, and unforeseen market challenges may impact the rate at which customers embrace Shopify Markets Pro. Such variations may lead to financial losses, a weakened competitive position, and possible setbacks in achieving our strategic objectives.

Our implementation and use of artificial intelligence and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.

We use machine learning, artificial intelligence and automated decision-making technologies (“AI Technologies”) throughout our business, and are making significant investments to continuously improve our use of such technologies. For example, we use machine learning and artificial intelligence technologies to support our merchant and customer service inquires and to assist in the research and development of our solutions. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our solutions or be beneficial to our business, including our efficiency or profitability.

Further, changes and ongoing development in how we use artificial intelligence and machine learning technologies and how we train our models, in particular if those artificial intelligence or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our platforms and business, as well as our reputation and the reputations of our merchants, suppliers and business partners could suffer or we could incur liability through the violation of laws or contracts to which we are a party or through civil claims.

The market for artificial intelligence and machine learning technologies is rapidly evolving and remains unproven in many industries, including our own. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. We are in varying stages of development in relation to our products or services which utilize proprietary artificial intelligence and machine learning technologies, and we may not be successful in our ongoing development of these technologies in the face of novel and evolving technical, reputational and market factors. Our failure to successfully develop and commercialize our platforms or services which utilize proprietary machine learning and artificial intelligence technologies could depress the market price of our stock and impair our ability to (i) raise capital; (ii) expand our business; (iii) provide, improve and diversify our product offerings; (iv) continue our operations and efficiently manage our operating expenses; and (v) respond effectively to competitive developments.

The continuous development, maintenance and operation of our artificial intelligence and machine learning technologies is expensive and complex, and may involve unforeseen difficulties including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that may prevent our proprietary technologies from operating properly, which could adversely affect our business, relationships and reputation. In particular, we incorporate generative artificial intelligence technologies (i.e. artificial intelligence models that can produce and output new content, software code, data and information) into our solutions and internal business practices. There is a risk that generative artificial intelligence could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we take measures designated to ensure the accuracy of such artificial intelligence generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies. To the extent a third party is successful in a claim against one of our customers based on such inaccuracies, we could also incur liability, and this could also affect our business, relationships and reputation. Generative AI technologies may also be used to produce content that violates existing intellectual property laws and laws concerning rights of privacy and publicity and new related laws and regulations are currently under consideration. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in party by generative AI tools. Therefore, incorporating AI technologies from external sources into our products could lead to allegations of bias, discrimination, legal and regulatory violations, or violating copyright or other intellectual property rights and could require us to modify our solutions incorporating Generative AI technology or otherwise engage in efforts to remain in compliance with the law and require us to incur additional expenditures.

Furthermore, we use artificial intelligence and machine learning technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party technologies become incompatible with our solutions, become unavailable for use, or the providers of such models unfavorably change the terms on which their technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third party artificial intelligence or machine learning technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

We face competition from other companies in our industry in relation to the development and deployment of artificial intelligence and machine learning technologies. Those other companies may develop artificial intelligence technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop and deploy. If we cannot develop, offer or deploy new artificial intelligence or machine learning technologies as effectively, as quickly and/ or as cost-efficiently as our competitors, we could experience a material adverse effect on our operating results of operation, customer relationships and growth.

We may not be able to successfully compete against current and future competition or other competing solutions, and we may need to change our pricing and model to remain competitive.

We face competition in the market of global e-commerce, and such competition and alternative and competing solutions likely continue and could increase in the future. Competition could lead to a decrease in the GMV processed through our platforms and could reduce our revenue or margins, any of which could negatively affect our business, financial condition and results of operations. A number of competitive factors could cause merchants to cease using or decline to use our platforms and services, or could reduce the transaction volume that they process through our platform, including, among others:

•	merchants may choose to develop global e-commerce capabilities internally or choose competing solutions;

•	merchants may merge with or be acquired by companies using a competing solution or an internally developed solution;

•	competing solutions may be offered as part of a bundle of e-commerce services;

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

We have entered into partnership arrangements, and in the future may consider opportunities to enter into additional arrangements or strategic alliances that may be beneficial for our operations and the growth of our platform. Our ability to grow through these types of partnerships is subject to a number of risks, including unanticipated costs associated with strategic alliances, issues conforming to standards, procedures and contractual requirements, and diversion of management’s attention from our existing business. For example, we have entered into a Services and Partnership Agreement with Shopify, dated April 12, 2021 (the “2021 Shopify Agreement”), and concurrently with the Flow Merger, we entered into the “2022 Shopify Agreement (together with the 2021 Shopify Agreement, the “Shopify Agreements”), making our platform and services and the Flow platform and services, respectively, available to certain Shopify merchants through Shopify’s e-commerce platform.

Entering into such relationship with Shopify has required and may continue to require us to incur certain charges, significantly increasing our near and long-term expenditures. In addition, the 2021 Shopify Agreement requires us to pay Shopify fee equal to a percentage of the GMV for all transactions processed through the respective platforms for applicable Shopify merchants, which has an impact on our margins. In connection with entering into the Shopify Agreements, we issued securities to Shopify which diluted, and may continue to dilute, our shareholders. The potential benefits of our relationship with Shopify are hard to estimate or quantify at this time, and we cannot be certain that our arrangement with Shopify will provide the revenue or net income that justifies such transaction.

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

Merchants typically carry out e-commerce activity through third-party e-commerce platforms, such as Salesforce Commerce Cloud, Shopify, BigCommerce, Adobe Magento, SAP/Hybris, WooCommerce, PrestaShop, Workarea, Wshop, and others. Our ability to attract merchants that utilize such platforms to conduct their e-commerce activity is contingent on our ability to integrate our solutions into the e-commerce platforms they use. Each of the companies that operates these e-commerce platforms dictates the terms of use of its respective platform, including the manner and procedure by which we integrate to its platform. To the extent any such operators offer or promote alternative products or solutions or would limit or prevent merchants from utilizing our platform, our business, financial condition or results of operations could be materially and adversely affected.

Some of these companies also demand that certain certification processes are satisfied prior to implementing an integration into the e-commerce platform they operate. Compliance with such terms may subject us to waiting periods due to certification and onboarding processes and may require us to modify aspects of our platforms’ functionality in order to fit applicable technical standards. While we exert substantial efforts to maintain compliance, and although notice of changes and instructions are typically provided in advance, the terms of use and requirements may change unilaterally at the discretion of the e-commerce platform, and none of our efforts as a result would be sufficient. If we fail to maintain certification or compliance, the willingness of merchants to adopt or continue to use our solutions may be reduced.

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

Any errors, defects, or disruptions in our platforms, or other performance problems with our platforms could harm our reputation and may damage the businesses of our merchants. Our platforms could contain undetected errors, “bugs” or misconfigurations that could adversely affect their performance. Additionally, we regularly update and enhance our platforms and introduce new versions of our platforms and service. These updates may contain undetected errors when introduced or released, which may cause disruptions in our services and may reduce merchants and shoppers satisfaction. Our continued growth depends in part on our ability to maintain the existing functionality of our platforms and services (and implementing the functionality of our acquired platforms), meet our service levels, prevent down time and degradation of services on our platforms for both merchants and shoppers. Failure to do so may result in damage to our reputation which may have an adverse effect on our business and results of operation.

We have experienced in the past and may in the future experience, disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order. We may not be able to maintain the level of service uptime and performance required by merchants, especially during peak usage times as traffic and volumes increase. Since our merchants rely on our platforms to carry out global e-commerce on an ongoing basis, any outage on our platforms would have a direct adverse impact on our merchants business. Our merchants may seek compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences, which could result in damage to our reputation and loss of current and future sales. There can be no assurance that provisions typically included in our contracts with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and harm our ability to attract new merchants to our platforms.

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve profitability.

We incurred significant net losses of $195.4 million and $133.8 million for the years ended December 31, 2022 and 2023, respectively. Because the market for our platforms and services is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize commercial agreement assets which are recognized upon the vesting of the warrants, and are amortized over time. This results in increased sales and marketing expenses and the reporting of a net loss for the year ended December 31, 2023 and we expect this will continue to result in increased sales and marketing expenses in future periods and the reporting of net losses for such periods. In addition, as a result of the Flow Merger and the Borderfree Acquisition, we recognized, and will continue to recognize, an intangible assets amortization expense over the next several years. We expect our operating expenses to continue to increase over the next several years as we hire additional personnel, expand into new geographies or invest in expanding our operations in existing geographies, expand our partnerships, operations and infrastructure, continue to enhance our platforms, develop and expand their features, integrations and capabilities, expand and improve our service offering and increase our spending on sales and marketing. We intend to continue to build and enhance our platforms through internal research and development and we may also selectively pursue acquisitions. In addition, as a public company, we will continue to incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If we are unable to maintain revenues high enough to offset the expected increases in our operating expenses, we will not be profitable in future periods.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and merchant satisfaction.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our technological, operational and financial resources. We have established international offices, including offices in Israel, the U.S., the UK, Europe, Japan, Australia, Singapore and the United Arab Emirates, and we plan to continue to expand our international operations into other countries in the future. We have also experienced significant growth in both the number of merchants and the number of transactions facilitated by our platforms. For example, during the year ended December 31, 2023, our platforms generated in the aggregate $3,557 million of GMV, representing an increase of 45% relative to the GMV for the year ended December 31, 2022. Additionally, our organizational structure is becoming more complex as we scale our technological, operational, financial and management controls as well as our reporting systems and procedures.

To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and adapt to our developing needs in these areas without undermining our culture, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our platforms and services may suffer, which could negatively affect merchants and shoppers and as a result our reputation.

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

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications, or goals, among others) to improve the ESG profile of our company or to respond to stakeholder expectations, such initiatives may be costly and may not have the desired effect. Expectations around companies’ management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may ultimately be unable to complete certain initiatives or targets, either on the timelines initially announced or at all, due to technological, cost, or other constraints, which may be within or outside of our control. Moreover, actions or statements that we may take based on expectations, assumptions, other methodological considerations, or third-party information that we currently believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation.

It is possible that our ESG reporting may not satisfy stakeholders, or that our ESG practices, including the timeline and manner of our initiatives or achieving or goals, will be perceived to not be adopted at a sufficient pace. If our ESG practices, reporting and disclosures do not meet the expectations of investors, customers, or employees, which continue to evolve, our brand, reputation, and customer retention may be negatively impacted, and we may be subject to stakeholder engagement and/or litigation, even if such initiatives are currently voluntary. If we are not effective in addressing ESG matters affecting our business, or setting and meeting relevant goals, our reputation and financial results may suffer. For example, as mentioned above, the generative artificial intelligence technologies we incorporate into our business may result in unanticipated environmental or social impacts, including discriminatory results, which could harm our business or reputation. In addition, we may experience increased costs and devote additional resources in order to develop, monitor, report, implement or maintain various ESG practices, controls or measures, and execute upon our goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition. If we are lagging or unsuccessful, or perceived to be lagging or unsuccessful, in each case to meet the ESG standards or the expectations of our various stakeholders, it could negatively impact our reputation, customer acquisition and retention, and access to capital and employees.

In addition, investors may focus on ESG business practices and sustainability scores when making investments and may consider negative or low ESG or sustainability scores as a reputational or other factor in making an investment decision. Investors may use such ESG scores to measure or benchmark our company against our peers and if we exhibit lower or inadequate rating, these investors may require us to improve our ESG performance and disclosure and may also make investment or voting decisions on that basis. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. In addition, we expect there will likely be increasing levels of regulation, disclosure-related and otherwise, with respect to ESG matters. For example, the SEC very recently adopted rules that will require companies to provide certain climate-related disclosures. While we are still assessing the scope and impact of this rule given how recently it was adopted, we anticipate that this rule, as well as other ESG and sustainability-related regulation and legislation, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors. These and other stakeholder expectations will likely lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our suppliers and business partners may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

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

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as our and third-party infrastructure on which we rely, are or may be located in areas that have experienced, and are projected to or may continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our merchant or vendors’ operations, require us to incur additional operating or capital expenditures including costs associated with energy and water, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. While we consider and may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.

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

Our business is seasonal in nature and the fourth quarter is a significant period for our operating results. Our revenue is closely correlated with the level of GMV that our merchants generate through our platform, and our merchants typically process additional GMV in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season and other peak events included in the e-commerce calendar, such as Chinese Singles’ Day and Thanksgiving. In the years ended December 31, 2021, 2022 and 2023, fourth quarter GMV represented approximately 35%, 34% and 33%, respectively, of our total GMV. As a result, GMV and accordingly our revenue has previously and we expect will continue to generally decline in the first quarter of each year relative to the fourth quarter of the previous year.

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

We launched our operations in 2013 and our growth has occurred primarily in recent periods. As a result of our limited operating history as a public company, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein.

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

In addition, market-wide events including global health crises and pandemics, increases in interest rates, inflation, political uncertainty or instability, regional and global conflicts and military hostilities, any of which are outside of our control, could impact our revenue and operating results and makes it difficult to forecast our revenue and evaluate our business and future prospects. For example, inflationary pressures and rising interest rates in key markets have influenced and in the future may influence consumer sentiment and could have a negative effect on consumer spend.

Failure to effectively expand our marketing and sales capabilities could harm our ability to increase our merchant base and achieve broader market acceptance of our platform.

Our ability to increase our merchant base and achieve broader market acceptance of our platforms will depend on our ability to expand our marketing and sales operations. We plan to continue expanding our sales force and our reliance on strategic partners. We also plan to dedicate significant resources to sales and marketing programs, including search engines and online advertising. Our business and operating results will be harmed if our sales and marketing efforts do not generate a corresponding increase in GMV and revenue. We may not achieve anticipated GMV and revenue growth from expanding our sales force if we are unable to hire, develop, and retain talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. Furthermore, if the cost of marketing our platforms increases, our business and operating results could be adversely affected.

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

Our long-term success depends on our ability to operate internationally, making us susceptible to risks associated with global sales and operations.

We currently support global transactions of merchants in multiple countries of origin to shoppers in over 200 destinations markets and territories and settle transactions in more than 100 currencies. Our services and platforms are available to merchants in over 30 countries, and we aim to expand our operations and workforce to support more outbound countries, and reach new markets and geographies. Conducting international operations subjects us to risks and burdens which include:

•	the need to localize our solutions, including product customizations and adaptation for local practices and regulatory requirements;

•
lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, local tax regimes and customs formalities and other barriers, including restrictions on advertising practices, regulations governing online services, restrictions on importation or shipping of specified or proscribed items, importation quotas, shopper protection laws, enforcement of intellectual property rights, laws dealing with shopper and data protection, privacy, encryption, denied parties and sanctions, and restrictions on pricing or discounts;

•	heightened exposure to fraud;

•	legal uncertainty in foreign countries with less developed legal systems;

•
potentially greater difficulty to execute and enforce contracts, including our terms of service and other agreements despite our efforts to adjust our contracts and service terms to local laws and regulations;

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

•
geo-political or national conflicts and situations, including the ongoing Russia/Ukraine conflict and the recent attack by Hamas and Israel’s war against it, the military tension between Israel and the Hezbollah organization on the northern border of Israel as well as other hostile forces in the region, and heightened rates of inflation and recessionary pressures in various countries, that directly (e.g. by virtue of war zones not being serviceable at all) or indirectly affect our operations, consumer sentiment or e-commerce activities in general;

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

In some countries in which we operate, we rely on third-party providers of “cross-docking services” to collect, sort and prepare for cross-border shipping the products sold by merchants through our platforms. We generally employ a single provider of cross-docking services in such outbound markets due to a paucity of providers and minimum volume requirements imposed by such providers. Our ability to ship products in a timely manner is dependent on our ability to secure cross-docking services and in the event that we cannot secure them in specific geographies, or are unable to secure them at competitive prices or with adequate service reliability and availability, our operations may be adversely affected. Moreover, if a cross-docking service provider fails to provide the service, our operations will be adversely affected until such time that we are able to shift to an alternative provider.

Operating as merchant of record for sales conducted using our platforms imposes certain obligations and subjects us to certain risks applicable to actors that make available or place products in the market such as product liability, shipping compliance, and waste and packaging compliance.

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

We are required by our third-party payment processors to comply with payment card network operating rules, including the Payment Card Industry Data Security Standard (“PCI DSS”), and we have agreed to reimburse our payment processors for any fees or fines that they are assessed by payment card networks as a result of any rule violations by us or our merchants. The payment card schemes have discretion to determine, change and interpret the card rules, and our third-party payment processors are required to assess our compliance with the card scheme rules, and may make assessments or determinations that are unfavorable to our business model. In past assessments of us operating as MoR, we demonstrated our compliance with MoR operating rules and demonstrated that we should not be subject to compliance with other operating rules (e.g. such as those applicable to “payment facilitators”). There is no assurance that the third-party payment processors or their payment card networks will not re-evaluate that conclusion, or   make a different determination in the future. If such third-party payment processors or their payment card networks were to determine that we must comply with other operating rules, we may be subject to additional regulations, might incur higher compliance costs, and may be required to modify certain aspects of our platforms and service offering in order to maintain compliance, which may have an adverse impact on our business.

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

We may be required by our third-party payment card networks or other third-party payment processors or by other third parties such as Shopify or other platforms to check, confirm and assure the identity of beneficial owners of our merchants, or to determine they are duly and legally organized, or perform other compliancy assessments, generally known and referred to as ‘know your customer’ or ‘KYC’ or ‘know your business’ or ‘KYB’. Certain e-commerce platforms may offer qualifying merchants to operate a D2C e-commerce store on such platforms, for example Shopify Markets Pro. Merchants using such platforms may onboard directly through the platform operator (e.g. Shopify), and we may not collect the information required to perform KYC or KYB directly. While we have effected internal control processes to perform compliancy assessments, if we are unable to collect the information required to properly perform KYC or KYB, or if we are unable to obtain such collected information, or if we collect or obtain such KYC/KYB data and are unable to conduct a proper assessment and validation, or if we have properly conducted an assessment but failed to take action as needed, we face the risk that one or more payment card networks or other third-party payment processors may, at any time, assess penalties against us or our merchants, or terminate our ability to accept credit card payments or other forms of online payments from shoppers, which would have an adverse effect on our business, financial condition and operating results.

We are subject to governmental sanctions and export controls that may subject us to liability if we are not in full compliance with applicable economic sanctions and export control laws.

Our activities are subject to certain economic sanctions and export control laws and regulations that prohibit or restrict transactions or dealings with certain countries, regions, governments and persons targeted by U.S., Israel, E.U. or other applicable jurisdictions’ embargoes or sanctions. As a result, we bear the responsibility for ensuring that transactions processed through our platforms are conducted in compliance with such laws and regulations. U.S., Israel and E.U. sanctions may change from time to time, and the countries, regions, governments and persons that are sanctioned by each jurisdiction may be different. Ensuring compliance with applicable export control laws and regulations requires ongoing efforts and resources. Identifying commerce with, or sales made to, sanctioned countries or denied parties and obtaining export licenses or other authorizations for a particular product sale may be time-consuming and may result in the delay or loss of sales opportunities even if the export license ultimately may be granted. We generally apply precautions to prevent sales to sanctioned countries and denied parties, such as screening against listed denied parties and blocking sales at the point of checkout; however, we cannot guarantee that the precautions we take will prevent all violations of applicable export control and sanctions laws. We are aware that certain sales of immaterial value and volume made by certain of our non-Israeli merchants through our platforms, operated by one or more of our non-Israeli subsidiaries, to a specific country (not sanctioned under U.S. or E.U. laws), as to which country we apply the foregoing precautions, are not in compliance with certain Israeli export laws. Violations of U.S., Israeli or E.U. sanctions or export control laws may result in penalties and significant fines and possible incarceration of responsible employees and managers could be imposed for criminal violations of these laws.

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

Trade Controls by the U.S. and other governments enacted due to geopolitics or otherwise (for example, the war in Ukraine has prompted the U.S. and other governments to impose new Trade Controls and sanctions on Russia, among other countries), and any counter-sanctions enacted in response, could continue to disrupt international commerce and the global economy, and could restrict our ability to operate, generate or collect revenue in certain other countries, which could adversely affect our business. While, we do not have operations or a material customer base in either Russia or Ukraine, an escalation of the conflict or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets.

We are subject to the import regulations and restrictions of each country to which we ship merchandise and non-compliance with such regulations may subject us to liability and may impede our ability to provide services in specific geographies in the future.

Import and export regulations and restrictions vary by country, product and quantity and require costly resources in order to ensure compliance. While we take precautions in order to avoid non-compliance with these restrictions, including focusing on products that carry lower inherent risk of being subject to import/export restrictions and avoiding highly regulated industries, some of the products offered using our platforms may be subject to such restrictions. For example, the United States Food and Drug Administration regulates the import of sunglasses as medical devices, and the Australian Department of Agriculture regulates the import of timber, wood articles or bamboo related products. Non-compliance with the local import rules and restrictions applicable to such products may cause our products to be detained, confiscated, or destroyed at the port of entry.

Additionally, there are increasing expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including ecolabelling or the end of life considerations for products. Compliance can be costly, require us to establish or augment programs to diligence or monitor certain third parties. Failure to comply with such regulations can result in fines, reputational damage, import ineligibility for products, or otherwise adversely impact our business or the business of our merchants.

In addition, because we operate as MoR, in the event that we are flagged by a specific country due to non-compliance with import restrictions applicable to a specific product or vertical our ability to continue to import such product in the future may be impeded, regardless of the identity of the merchant from which the product originates. If our service offerings are curtailed to exclude the import of whole verticals to specific countries, or if we are barred from importing products of any vertical to specific countries, our GMV attributable to such destination markets may decrease, our reputation will be harmed, and our platforms will become less attractive to our current and future merchants.

Our business relies on the personal importation model and its applicability to the products provided to shoppers. Any modification of the rules, requirements or applicability of this model may adversely affect our business.

The products provided by the merchants to shoppers are shipped to and imported by the shopper for personal rather than commercial use. Each country determines its own rules and criteria for an import to qualify as importation for personal use, and determines which, if any, licenses, certifications, registrations, fees, quantity limitations and obligations apply to such an import. In the event that certain countries modify their personal importation rules, or impose additional compliance requirements or limitations related to this form of import, it could have an adverse effect on the cross-border e-commerce market as a whole, and may reduce the demand for cross-border e-commerce purchases. This in turn would reduce the demand for our platforms and services and have an adverse effect on our business and result of operations.

Additionally, we are witnessing an evolving and developing regulatory trend whereby the burden to adhere to certain legislations and regulatory requirements shifts to or is shared by the distributors, platform providers and other parties involved in the fulfilment chain of products (in addition to manufacturers), even if such parties are not established in the country of importation and where the import is carried out by the shopper as a personal-import. For example, the EU has recently enacted a new Product Safety Regulation that will impose certain additional requirements on our merchants and on us. In the event that such regulations would nonetheless apply to personal importation rules, it could have an adverse effect on the cross-border e-commerce market as a whole, and may reduce the offering of cross-border e-commerce products to such regulated destinations. This in turn would reduce the demand for our platforms and services and have an adverse effect on our business and result of operations.

We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platforms may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platforms, our reputation being harmed, our incurring of significant regulatory and monetary liabilities, and adverse effects on our results of operations and growth prospects.

Our operations involve the storage and transmission of data, including personal information and other confidential information of our third-party providers, merchants and shoppers, on our systems and the systems of third-party service providers we rely on. Third-party applications that we rely on for provision of certain services, such as acquiring processors also store personal information, payment card information, and other confidential information. We have experienced and expect to continue to experience actual and attempted cyber-attacks in varying degrees of our IT networks, such as through phishing scams and ransomware. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition, we cannot guarantee that such incidents will not have such an impact in the future. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our systems and information. Cyberattacks and other malicious internet-based activity continue to increase globally in frequency and magnitude, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer “hackers,” malicious code (such as viruses, ransomware and worms), social engineering/phishing, employee malfeasance or misuse, human or technological error, as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware and denial-of-service attacks. Sophisticated nation-states and nation-state-supported actors now engage in such attacks, including advanced persistent threat intrusions. Although we do not store payment card information, hackers and adverse third parties may mistake us for the merchants, causing them to target us in order to obtain payment card information.

We have implemented a variety of security protocols, network protection mechanisms and other security measures into our internal systems, networks and physical facilities designed to protect confidentiality, integrity and availability of our systems and information. However, there is no assurance that such measures will be adequate to prevent or detect service interruption, system failure, data loss or theft, or other material adverse consequences, directly or through our vendors or that such measures will be fully implemented, complied with at all times. Despite efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, human error, malfeasance, stolen or fraudulently obtained log-in credentials, technical malfunction or otherwise, our reputation could be damaged, our business may be harmed, and we could incur significant liability (including, but not limited to, fines imposed by data privacy authorities and costs related to litigation).

Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Threat actors are also increasingly using sophisticated tools – including artificial intelligence – designed to circumvent security controls, evade detection and remove forensic evidence. Therefore, the measures we take or the controls, policies, procedures and personnel we have in place may not be enough to detect, prevent, and overcome such attacks. Additionally, because we rely on third-party and public-cloud infrastructure, we are reliant in part on third-party security measures to protect against unauthorized access, cyberattacks, and the mishandling of shopper and merchant data. Even if such a data breach did not arise out of our action or inaction, or if it were to affect our competition rather than us, the resulting concern could negatively affect merchants, shoppers and our business. Because our products and services are integrated with our merchants’ systems and processes, any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality, integrity, and availability of our merchants’ own systems and/or our merchants’ proprietary or other sensitive information. Concerns regarding data privacy and security may cause some of our merchants to stop using our platforms and fail to renew their agreements with us. In addition, failures to meet merchants’ or shoppers’ expectations with respect to security and confidentiality of their data and information could damage our reputation and affect our ability to retain merchants, attract new merchants, and grow our business. Furthermore, failure to comply with legal or contractual requirements around the security of personal information could lead to significant fines and penalties, as well as claims by merchants and shoppers. Regardless of merit, these proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

A cybersecurity event could have significant costs and adversely harm our business, including regulatory investigations and enforcement actions, litigation (including class action), litigation indemnity obligations, remediation costs, including incident response, system restoration or remediation and future compliance costs, network downtime, loss of existing and future customers, increases in insurance premiums, and reputational damage. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. If we experience, or are perceived to experience in the future, security incidents that impair the performance of our platforms or create availability problems or the loss, compromise or unauthorized disclosure of personal data or other sensitive information, or if we fail to respond appropriately to any security incidents that we may experience, or are perceived to do so, merchants may become unwilling to provide us the information necessary to set up an account with us. Existing merchants may also stop utilizing our platforms, and shoppers may decrease their purchases, or close their accounts with us altogether. Any of these results could harm our growth prospects, our business, and our reputation for maintaining a trusted e-commerce platform.

Interruptions or delays in the services provided by third-party data centers or internet service providers could impair our platforms and our business could suffer.

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

Our platforms are utilized by a large number of merchants, and as we continue to expand the number of merchants and shoppers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. Merchants often draw significant numbers of shoppers over short periods of time (typically during events such as new product releases, holiday shopping season and flash sales). In the event that merchants conduct a high volume of sales in a short period of time, we may not be capable of securing the then-necessary capacity for such traffic which may cause a degradation in the quality of our platforms and services. Furthermore, if we are incapable of anticipating high traffic levels and reserving server capacity accordingly, our platforms and services may be adversely affected. In addition, the failure of our cloud services provider’s data centers or third-party internet service providers to meet our capacity requirements could impede our ability to scale our operations. In some cases, our cloud services providers may terminate the agreement upon 30 days’ notice. Termination of the agreement may harm our ability to access data centers we need to host our platforms or to do so on terms as favorable as those we currently have in place. We currently rely exclusively on one cloud services provider for our cloud infrastructures and therefore a transition to an alternative provider may take time, cause us to incur additional costs and reduce the quality and functionality of our platforms.

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

Merchants rely on our personnel for support related to our platforms and services. High-quality support is important for maintaining, renewing and expanding our agreements with existing merchants and maintaining our reputation among merchants. As we expand our business and pursue engagements with new merchants, the importance of high-quality support will increase, and we expect to incur additional support related costs in order to meet the requirements of our new and future merchants. If we do not help merchants and shoppers quickly to resolve issues and provide effective ongoing support, our ability to retain existing merchants and attract new merchants could suffer and our reputation could be harmed.

If we fail to enhance our reputation and awareness of our platforms, our ability to expand the number of merchants using our platforms and increase our GMV will be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.

We believe that developing and maintaining awareness and a favorable reputation is critical to achieving widespread acceptance of our platforms and services and is an important element in attracting new merchants to our platforms, and retaining existing merchants. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Our ability to increase awareness will depend largely on the effectiveness of our marketing efforts, our ability to ensure that our platforms and services remain of high quality, reliable, and useful at competitive prices, our ability to maintain our merchants’ trust, our ability to continue to develop new functionality and solutions, and our ability to successfully differentiate our platforms.

Efforts to increase awareness may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur. In addition, we may fail to successfully integrate or retain the acquired personnel, operations and technologies or effectively manage the combined business following the completion of acquisitions, such as the Flow Merger or Borderfree Acquisition, or fail to fully achieve the expected benefits of such acquisitions or fail to retain merchants operating on such acquired platforms. If we fail to successfully promote our platforms, incur substantial expenses in an unsuccessful attempt to promote our platforms, or fail to successfully transition, execute and grow the offerings derived from our newly acquired platforms into our business (for example, the Shopify Markets Pro offering), we may fail to attract new merchants, retain existing merchants or grow or maintain the volume of sales facilitated by our platforms to the extent necessary to realize a sufficient return on our marketing efforts, and our business, results of operations, and financial condition could suffer.

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

Mobile devices are very commonly used to conduct e-commerce transactions, and if our platforms and services do not operate as effectively when the merchants’ sites and checkout pages are accessed through these devices, the merchants’ experience will be negatively impacted, reducing merchant satisfaction with our platforms and services.

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

Our success depends upon the general public’s continued willingness to use the internet as a means to pay for purchases, communicate, access social media, research and conduct commercial transactions, including through mobile devices. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our platforms and services, increase our cost of doing business and harm our results of operations. Changes in these laws or regulations could require us to modify our platform, or certain aspects of it, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally, or result in reductions in the demand for internet-based platforms such as ours. In addition, the use of the internet could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, demand for our platforms depends on the quality of shoppers’ access to the internet. Certain features of our platforms may require significant bandwidth and fidelity to work effectively. Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt or increase the cost of access to our platforms, which would negatively impact our business. The performance of the internet and its acceptance as a commerce tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platforms and services could decline. Additionally, if merchants or shoppers become unwilling or less willing to use the internet for commerce for any other reason, including lack of access to high-speed communications equipment, congestion of traffic on the internet, internet outages or delays, disruptions or other damage to merchants’ and shoppers computers, increases in the cost of accessing the internet and security and privacy risks or the perception of such risks, our business could be adversely affected. Finally, our success depends upon merchants continuing to pursue D2C sales as they seek to take advantage of e-commerce trends and gain ownership and knowledge of their international customers. If merchants cease to pursue D2C sales for any reason, including if such merchants prefer to sell their products on e-commerce marketplaces, our business could be adversely affected.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

We receive, collect, store, process, share, transfer, disclose, and use personal data and other data relating to shoppers, customers, candidates, employees, website users, contractors and other persons. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, or the PPL, the EU’s General Data Protection Regulation, or the GDPR, the California Consumer Privacy Act, or the CCPA, as amended by the California Privacy Rights Act, and the data protection and security laws of other states and countries impose additional requirements with respect to disclosure and deletion of personal information of their residents, imposing penalties for violations and, in some cases, private right of action for data breaches. These laws, and similar legislation in other states and countries that are developing or have been recently enacted, impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights for certain types of data breaches. We are also subject to certain contractual obligations related to privacy, data protection and data security. We strive to comply with our policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely and may conflict with our other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, processing, storage, sharing, transferring, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of shoppers or other data subjects for the collection, use, processing, storage, sharing, transferring, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to collect, use, process, store, share, transfer, or disclose shopper data or develop new services and features.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, regulations and laws such as the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data to third countries, unless the transfer is to a country deemed to provide adequate protection (such as Israel, as the EU Commission has issued a decision on the adequacy of the level of protection of personal data in Israel) or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. At the same time, European case law and guidance have imposed additional onerous requirements in relation to data transfers. Other jurisdictions such as Israel and China impose their own requirements to transfer personal data internationally, and regulators continue to propose new rules and guidance on the topic. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue in Europe and globally. If we do not implement the relevant transfer mechanism to transfer personal data or otherwise adequately comply with regulations and laws on international data transfers, we may violate or infringe data privacy legislation requirements, and we may be exposed to regulatory proceedings or litigation and increased exposure to fines, penalties, or commercial liabilities, as well as reputational damages.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to merchants or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our merchants may limit the adoption and use of, and reduce the overall demand for, our platform. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our platforms and services may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Lastly, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

As the regulatory framework for machine learning technology and generative artificial intelligence evolves, including with respect to unintentional bias and discrimination, our business, financial condition, and results of operations may be adversely affected.

Our business increasingly relies on artificial intelligence, machine learning and automated decision making. The regulatory framework for this technology is rapidly evolving, and we may not always be able to anticipate how to respond to these laws or regulations. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. There is also an increase in litigation in a number of jurisdictions, including the United States, relating to the development, security and use of artificial intelligence. In October 2023, President Biden issued the Executive Order on Safe, Secure and Trustworthy Artificial Intelligence (“The Order”) with the goal of promoting the “safe, secure, and trustworthy development and use of artificial intelligence in the United States.” The Order has established certain new standards for the training, testing and cybersecurity of sophisticated artificial intelligence models, and the Order has also instructed other federal agencies to promulgate additional regulations within certain timeframes from the date of the Order. Federal artificial intelligence legislation has also been introduced in the U.S. Senate. Such additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future. Additionally, in December 2023, new laws regulating artificial intelligence have been enacted in China, and the European Parliament and Council reached a political agreement on the European Union's Artificial Intelligence Act (the “EU AI Act”), which seeks to create a comprehensive legal framework for the regulation of artificial intelligence systems across the EU. The final text of the EU AI Act is expected to be published in early 2024 with the majority of obligations expected to take effect by 2026, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines for breach of up to 7% of worldwide annual turnover. In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file the algorithms used and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. It is possible that the EU AI Act and the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our e-commerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

In addition, we use, and may continue to use, third parties to sell access to our platforms and conduct business on our behalf abroad, in particular carriers and other freight forwarders who perform customs-clearance and related services and functions as our service providers, and in our own name and instructions. We or such current and future third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We have implemented an anti-corruption compliance program but cannot assure you that all our employees and agents, as well as those companies to which we outsource certain of our business operations, will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

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

Policing unauthorized use of our know-how, technology and intellectual property is difficult and may not be effective. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platforms or technology and use information that we regard as proprietary to create products or services that compete with our offerings. Some of the provisions of our service agreements that protect us against unauthorized use, copying, transfer, and disclosure of our platforms, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platforms and proprietary information may increase. Further, our competition, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our confidential information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property rights. If we are unable to protect our intellectual property rights or prevent unauthorized use, infringement or misappropriation thereof by third parties, the value of our intellectual property and intellectual property rights may be diminished, and our competition may be able to more effectively mimic our offerings and service. In addition, our know-how is derived in part from insights we obtain from the historical individual and aggregate transactions that take place on our platform. If the availability, security or integrity of such data is lost or compromised due to a technology failure, cyberattack or similar event, our know-how could be lost or diminished, and this could materially adversely affect our ability to serve our merchants. For more information, see “Risk Factors-Risks Relating to our Business and Industry- We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platforms may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities and adverse effects on our results of operations and growth prospects.”

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

In addition, we may experience difficulties in enforcing the intellectual property rights in output generated by generative artificial intelligence technologies. The United States Copyright Office has previously denied copyright protection for content generated by artificial intelligence technologies, and the United States Patent and Trademark Office has similarly stated that an artificial intelligence tool cannot be an “inventor” of a patent, rendering it impossible to obtain patent protection for inventions created solely by artificial intelligence. The Supreme Court of the United Kingdom has reached a similar conclusion, stating that artificial intelligence systems cannot be named as an “inventor” for UK patent law purposes.

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

To execute our growth plan, we must attract and retain highly qualified personnel. Competition where we maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have significant resources. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to Israeli, United Kingdom, European, the U.S. or other immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees.

In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees.

Volatility or lack of appreciation in the price of our ordinary shares may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial number of equity awards such as options or restricted share units. Employees may be more likely to leave us if the equity awards they own or the shares underlying their vested options or restricted share units have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our ordinary shares.

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

Contractual arrangements between merchants and local distributors, as well as merchants’ operating preferences, may impede the adoption by merchants of a D2C model and diminish the adoption of our platforms and services as a result.

A significant segment of our merchants are international brands with a strategic focus on transitioning to a D2C model through the use of e-commerce. Despite making this transition, some brands maintain contractual relationships with distributors of their products such as wholesalers, local webstore operators, marketplaces and franchises in various geographies which our platforms make accessible for D2C sales. Contractual arrangements between brands and their local distributors that provide for exclusivity terms, volume restrictions on alternate distribution channels or most favored client pricing may slow or restrict adoption of our platforms and services. Even absent such contractual obligations, local distributors may still petition the brand to cease its operations through our platforms if the brand’s D2C sales adversely impact their local distributor sales. Although we believe that our platforms and services provide functionality, tools and advantages that match or outweigh the local distributor model and therefore justify their use on a standalone or supplemental basis, resistance on behalf of such distributors and the resulting friction may slow or restrict adoption of our platforms and services by such brands in certain locations and diminish our growth in this segment.

In addition, while we believe our platforms and services provide flexible and cost-effective means for merchants to transact globally, as our merchants grow their international activity through the use of our services, or as market trends change, they may decide that our platforms are too costly, or that they can utilize other modalities or operational flows, and transition some, or even all of their activity, into one in which they transact directly with shoppers, rather than through us, and therefore do not need to pay our service fees, e.g. by means or setting up and operating dedicated localized web stores for certain geographies. Such transitions, should they occur, will negatively impact our financial condition and results of operations.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we believe that the aggregation of our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

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

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosure. If we are unable to continue to maintain effective internal control, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a publicly traded company or to comply with the requirements of the SEC or the Sarbanes-Oxley Act. This could result in a restatement of our financial statements, the imposition of sanctions, or investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our internal control and financial reporting requirements or to comply with legal and regulatory requirements could adversely affect our business and the trading price of our common shares. Material weaknesses in our internal control over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain.

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

Changes in tax laws or regulations to which we are subject could have an adverse effect on us, our merchants or their shoppers and could increase the costs and reduce the attractiveness of our platforms and harm our business.

New income, sales, use or other tax laws, regulations, or ordinances could be enacted and new interpretations of existing tax laws, regulations or ordinances could be adopted at any time. Those changes could adversely affect our domestic and international business operations, and our business, results of operations, and financial condition. These events could require us, our merchants or the shoppers to pay additional tax amounts on a prospective or retroactive basis, as well as require us, our merchants or the shoppers to pay fines and/or penalties and interest for past amounts deemed to be due. If we are required to collect such additional tax amounts from either our merchants or the shoppers and are unsuccessful in collecting such taxes due from our merchants or the shoppers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business. If we raise our prices to offset the costs of these changes, merchants may elect not to use our platforms and services in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our merchants’, our shoppers’ and our compliance, operating, and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations, and financial condition. Compliance with these new reporting requirements as well as the newly introduced VAT rules required and will continue to require significant resources and we cannot be certain that we have fully complied with or applied the new requirements, and as a result we may face non-compliance assessments, calculation or remittance gaps and other discrepancies. Further, governments, customs agencies and tax authorities may seek heightened scrutiny and enforcement of the new regulations, which could result in delayed clearance, rejections of our tax submissions, refusal to assess taxes in a timely manner and additional audits.

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

Our results of operations may be harmed if we are required to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so.

States and local taxing jurisdictions may impose sales and use taxes, including on services provided electronically or goods sold via the internet. The applicability of sales taxes related to the use of our platforms in various jurisdictions is unclear. We collect and remit sales and value-added tax, or VAT or goods and services tax, or GST, in a number of jurisdictions (including in the U.S.). It is possible, however, that we could face sales tax, VAT or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from merchants and remit those taxes to those tax authorities. Further, one or more U.S. state or non-U.S. authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to audits in U.S. states and non-U.S. jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services and/or on goods sold in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales (including substantial interest and penalties), discourage organizations from utilizing our platforms and services, or otherwise harm our business, results of operations, and financial condition.

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

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations. In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar.  Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is lower than €750 million.

General Risks Affecting Our Business and Operations

Global pandemics and other health crises, could materially adversely affect our business, financial condition and results of operations.

Global pandemics, as well as both future widespread and localized outbreaks of infectious diseases and other health concerns, and the measures attempting to contain and mitigate their effects and the resulting changes in consumer behaviors, could cause a material disruption to our normal operations and impact our employees, suppliers, merchants and shoppers. A future outbreak of a highly infectious or contagious disease or other public health crisis could have significant repercussions across domestic and global economies, including the retail sector within the U.S., and the financial markets. An outbreak of a global pandemic in the future could significantly adversely impact and disrupt our business, financial performance and condition, operating results and cash flows. Additional factors may negatively impact our ability to operate, for example, transitioning employees across our offices to remote work-from-home arrangements and imposing travel and related restrictions. Although we have experienced remote work in recent periods (as a matter of policy and in response to needs), remote work, lockdowns and travel restrictions may create or add challenges and complexity to our operations and the operations of our shipping and logistics partners and any such restrictions that inhibit the ordinary course of our operation of the operation of our shipping and logistics partners may have an adverse effect on our business.

A global pandemic could limit merchants’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, ship and dispatch orders or make timely payments to us). In addition, a global pandemic may also result in volatility or changing preferences in consumer spending and adverse or uncertain economic conditions globally, which in turn may impact the GMV processed through our platform. See “-General Risks Affecting Our Business and Operations-Unfavorable conditions in our industry, the global economy, or e-commerce in general, could limit our ability to grow our business and negatively affect our results of operations.”

Unfavorable conditions in our industry, the global economy, e-commerce or particular verticals within e-commerce, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our merchants or our shoppers. The revenue growth and potential profitability of our business depend on demand for our platforms and services, as well as demand for the products offered by our merchants. Therefore, current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, trade route restrictions or challenges, natural catastrophes, warfare and terrorist attacks, could cause a decrease in business investments, consumer spending, services availability or e-commerce generally and negatively affect our business. Some of our merchants are luxury fashion brands, and the adverse impact to our business resulting from any of the foregoing factors could be magnified to the extent that it disproportionately affects merchants in verticals from which our merchants derive a significant amount of their GMV.

During recent periods these and other factors have resulted in heightened inflation rates as well as recessionary pressures in various countries. If economic conditions further deteriorate, shoppers may not have the financial means to make purchases from our merchants and may delay or reduce discretionary purchases, negatively impacting our merchants and our results of operations. Other disruptions, for example, the situation in Ukraine, have caused and may continue to cause other heightened uncertainty in the global economy.

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

To the extent our platforms are perceived by merchants as costly, or too difficult to launch or migrate to, it would negatively affect our growth. Our revenue may be disproportionately affected by delays or reductions in general IT spending and reduction in investments in cross-border expansion by merchants. Our competition may respond to market conditions by lowering prices or otherwise bundling their competing solutions with other of their offerings which are widely used by merchants in a way that may make it difficult to attract merchants to our platforms and services and may offer more competitive prices (including by way of strategic partnerships, collaborations or otherwise), in order to lure away our merchants. We cannot predict the timing, strength, or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, our business, results of operations and financial condition could be adversely affected.

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

Our executive officers, directors, beneficial owners of greater than 5% of our ordinary shares and affiliated entities together beneficially owned approximately 59.16% of our ordinary shares outstanding as of December 31, 2023. Certain of such holders also have rights to acquire additional ordinary shares upon the exercise of options and warrants in the future. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including the appointment and dismissal of directors, the terms of compensation of our directors and chief executive officer, certain other related party transactions, capital increases, and amendments to our amended and restated articles of association. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

The market price of our ordinary shares has been and could in the future be negatively affected by future issuances and sales of our ordinary shares.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

As of December 31, 2023, we had 165,773,914 ordinary shares outstanding, and 9,718,714 ordinary shares are subject to outstanding awards such as options and restricted share units granted to employees under our share incentive plans, of which 7,368,603 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation-U.S. Federal Income Tax Consideration”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation-U.S. Federal Income Tax Consideration-Passive Foreign Investment Company” in Item 10.E. below.

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

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase our ordinary shares may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

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

As a public company we will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel have and will continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, as a public company it is more difficult and more expensive for us to obtain director and officer liability insurance, and it is more difficult for us to attract and retain qualified members of our board.

Furthermore, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are also required to disclose changes in internal control over financial reporting on an annual basis. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them and the tension between Israel and Hezbollah in the northern border of Israel, could materially and adversely affect our business.

We are incorporated under the laws of the State of Israel and some of our employees, including certain management members operate from our offices that are located in Petah Tikva, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

In October 2023, Hamas terrorists launched an attack on Israel, including infiltrating Israel’s southern border from the Gaza Strip, and launching extensive rocket attacks on Israel, resulting in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen, as described below). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict.

Furthermore, following Hamas’ attack on Israel and Israel’s declaration of war against Hamas, the Houthi movement, which controls parts of Yemen, launched a number of attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen. The Red Sea is a vital maritime route for international trade traveling to or from Israel.

The hostilities with Hamas, Hezbollah and other organizations and countries have included and may include terror, missile and drone attacks. In the event that our facilities are damaged as a result of hostile actions, or hostilities otherwise disrupt our ongoing operations, our ability to offer our platforms and solutions to our merchants could be materially and adversely affected. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on the Company’s business and operations and on Israel’s economy in general, that may involve a downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”). These events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Further, the State of Israel and Israeli companies have been from time to time subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business. In addition, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott Israeli goods and services. In addition, in January 2024 the International Court of Justice, or ICJ, issued an interim ruling in a case filed by South Africa against Israel in December 2023, making allegations of genocide amid and in connection with the war in Gaza, and ordered Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza. There are concerns that companies and businesses will terminate, and may have already terminated, certain commercial relationships with Israeli companies following the ICJ decision. The foregoing efforts by countries, activists and organizations, particularly if they become more widespread, as well as the ICJ rulings and future rulings and orders of other tribunals against Israel (if handed), may materially and adversely impact our ability to offer our platforms and solutions to our merchants.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in security markets, and other changes in macroeconomic conditions. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our non-U.S. officers and directors reasoning that Israel is not the most appropriate forum to bring such a claim. In Israeli courts, the content of applicable U.S. law must be proved as a fact by an expert witnesses, which can be a time-consuming and costly process and certain matters of procedure may be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.

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

For a description of additional important events in the development of the Company’s business, see Item 5. “Operating and Financial Review and Prospects.”

For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

Our platforms were purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world - in short, to “go global”. At the same time, to “be local” reflects the localization of the shopper’s experience and our effort to make international transactions as seamless as domestic ones. We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. We provide a mission-critical, integrated solution that creates a localized and frictionless shopper experience and our platforms are simple to manage, flexible to adjust and smart in the local market insights and best practices. The vast capabilities of our end-to-end platforms include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platforms and services to enhance the shopper experience and enable merchants to capture the global e-commerce opportunity.

We operate at the forefront of global e-commerce, which is being transformed by technology, internet adoption and the rise of social networks connecting the world. Shopper buying habits are rapidly shifting online, as shoppers expect to be able to purchase any product online - from anywhere in the world. Trends and consumer tastes are becoming increasingly global, driving the expansion of global e-commerce, but the preference remains for an intuitive online shopping experience that feels local. In parallel, the rapid growth in e-commerce has created an opportunity for merchants to build and strengthen a direct relationship with the shopper. Solutions that enable D2C sales have become a strategic priority for brands and retailers as they seek to take advantage of these e-commerce trends, gaining ownership and knowledge of their international shoppers.

Our comprehensive platforms create differentiated benefits for both shoppers and merchants. Shoppers seek competitive, localized and transparent pricing, a seamless and secure order and delivery process, and a painless returns and refunding process. We address these needs through a fully localized experience that removes many of the barriers shoppers face when purchasing from merchants internationally. We integrate with and enhance the online stores of merchants and localize the shoppers’ experience based on the country from which they shop. We support local messaging in over 30 languages, purchases in more than 100 currencies by over 150 payment methods and a multitude of shipping options. Shoppers can enjoy a fully guaranteed landed price quote, which includes shipping costs, import duties and tax charges, as well as post-sale services, such as multi-lingual customer service and a managed returns service. The enhanced shopper experience we enable, typically results in improved sales conversion of our merchants’ international traffic, thereby increasing their revenues from global shoppers. We have seen merchants experience significant uplift in international traffic conversion after beginning to use our platform.

For merchants, our platforms also remove much of the complexity that is associated with global e-commerce. Sales are reconciled and paid for locally and in the currency of the merchant’s domicile. We handle import duties calculation and collection, foreign sales tax remittance as well as tax recovery for returned goods in line with market regulations. We also displace certain fraud and foreign exchange risks that would otherwise be borne by merchants. We allow merchants to expand and scale their global reach rapidly and efficiently, enabling a quick go-to-market with limited investment.

The scale and sophistication of our platforms relies on the data and insights we’ve accumulated since our founding more than ten years ago. We refer to the application of our data as “Smart Insights” - country-, price-point- and vertical-specific lessons learned about shopper behavior. These insights are expanded every time a potential shopper enters a merchant’s online store - which occurs hundreds of millions of times each year - allowing us to gather additional data points along the purchasing journey. We believe that by leveraging our Smart Insights, merchants can provide highly optimized experiences for shoppers on a per-market, per-vertical and per-price point basis, driving increased sales conversion and revenues. By providing a seamless shopper experience and empowering merchants to capture the global e-commerce opportunity, we believe that we drive more transactions and thereby accumulate more data, which in turn increases the quality and depth of our Smart Insights. This creates strong flywheel effect that further power our business and that of our merchants.

The merchants’ success is our success, and we aspire to become their trusted partner for international sales. The better the outcomes for the merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with the merchants is core to our long-term success.

In September 2023, Shopify launched “Shopify Markets Pro”, a white-label cross-border MoR offering, powered by Global-e, currently available to Shopify US-based merchants. Shopify Markets Pro is based on the Flow platform, leveraging its robust API-based technology and enables merchants of diverse scales, encompassing small and emerging businesses, to seamlessly extend their brand offerings globally with streamlined integration efforts. Moreover, Shopify Markets Pro boasts advanced self-service capabilities, further enhancing its appeal and functionality to merchants seeking international market expansion.

Our business has experienced rapid growth over the last years and generally since our inception. Our GMV amounted to $1,449 million, $2,450 million and $3,557 million in 2021, 2022 and 2023, respectively, representing an increase of 69% and 45% in the years ended December 31, 2022 and 2023, respectively. Our revenues were $245.3 million, $409.0 million and $569.9 million in the years ended December 31, 2021, 2022 and 2023 respectively, representing an increase of 66.8% and 39.3% in the years ended December 31, 2022, and 2023 respectively. Our operating efficiency and growing economies of scale have allowed our gross profit growth rates to outpace those of our revenue growth. Our gross profit increased by 73% and 48% in the years ended December 31, 2022 and 2023. Our gross margin has steadily improved from 37.3% in 2021 to 38.7% in 2022 and to 41.0% in 2023. Our Non-GAAP gross profit has increased by 84% and 46% in the years ended December 31, 2022 and 2023 and our Non-GAAP gross margin has reached 42.9% in the year ended December 31, 2023. Our operating loss has Increased from $65.7 million in 2021 to $189.3 million in 2022 and decreased to $137.1 million in the year ended December 31, 2023. Our Adjusted EBITDA has grown from $32.4 million in 2021 to $48.7 million in 2022 and to $92.7 million in the year ended December 31, 2023.

Our Opportunity

We strive to make international sales as simple as domestic ones for our merchants, while also ensuring that shoppers enjoy an intuitive and frictionless shopper journey, making both shoppers and merchants “abroad-agnostic”. We believe that our scalable platforms enable our merchants to capture the large and growing global e-commerce market. As of December 31, 2023, we served 1,256 merchants on our enterprise platforms across over 30 countries, mainly in the United States, the United Kingdom, other Western European markets and Asia Pacific (“APAC”) countries. In addition, we served thousands of US- based merchants through Shopify Markets Pro; overall, we sell to shoppers in over 200 destination markets worldwide. Forrester estimated that by 2023, the cross-border e-commerce market will reach $736 billion. For the year ended December 31, 2022 and 2023, our merchants’ transactions amounted to a GMV of $2,450 million and $3,557 million, respectively. We believe we have the potential to become an industry-defining player that enables merchants to capture the global e-commerce opportunity.

Our Solutions

Global-e is a leader in global e-commerce enablement. We offer full end-to-end platforms built on a highly scalable technology stack. Our comprehensive solutions provides merchants with mission-critical tools that enable them to sell and scale globally.

We believe our offering is a result of a potent combination of key components that will help further fuel the growth of global e-commerce by:

Offering an intuitive and frictionless shopper journey and solving the merchants’ needs through our purpose-built end-to-end platforms

Through a combination of proprietary capabilities and useful third-party integrations, Global-e is able to create a localized and efficient experience for shoppers regardless of the country they are shopping from.

Our platforms include mission-critical tools, from local pricing and payments capabilities to after-sales support. We also simplify the international order flow – regardless of shopper and merchant origin, currency and payment method used, whether duties and taxes were pre-paid and which shipping option was chosen – making it as simple to complete as if it was a domestic order.

Across our platforms, we are able to support:

•	Languages - localized marketing messaging and checkout in over 30 languages.

•
Pricing - more than 100 currencies as well as a sophisticated pricing engine customizable according to the shopper’s location, local market retail pricing conventions and the merchant’s pricing strategy.

•	Payments - over 150 payment methods, with new payment methods being continuously added.

•
Duties and taxes – the ability to accurately pre-calculate import duties and taxes and remit them in over 170 destination markets, simplifying the customs clearance process and allowing for a guaranteed landed price quote for both the shopper and the merchant. We also ensure we are addressing local market import restrictions.

•
Delivery - an extensive network of more than 20 shipping carriers, offering multiple shipping modes at attractive rates, including specialized shipping options such as Pick-Up & Drop-Off where applicable. We have found that shopper preferences for shipping modes and pricing vary significantly among markets and are an important driver of conversion rates.

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

•
Increased sales conversion: we enable merchants to scale globally in a rapid, efficient manner. We ensure that the merchants are able to capitalize on their valuable international shopper traffic and growth potential by eliminating friction to close the gap between international markets’ share of traffic and monetization. This enables the merchants to generate an uplift in sales from the conversion of their international shopper conversion. We have seen merchants experience significant uplift in international traffic conversion after beginning to use our platform.

•
Enabling expansion flexibility: Global-e presents merchants with flexibility to expand as they seek to capture the global e-commerce opportunity. We transform what otherwise would have required significant time and financial investments in proprietary development and go-to-market efforts into an efficient expansion solution managed by adjusting mere configurations on the Global-e platforms per market.

•
Reducing merchant complexity: Global-e assumes the role of merchant of record (“MoR”) vis-à-vis the shopper. We believe that taking on such responsibility significantly reduces legal complexity for the merchants, as we report and forward relevant import taxes and handle import compliance in the local market to where a sale is made, in line with specific market regulations. Our MoR status allows us to handle tax recovery for returned goods, with no hassle to the merchant. We bear certain fraud and foreign exchange risks that would otherwise be borne by the merchants and offer simple access to dozens of local payment methods, which further reduces potential frictions that could deter both merchants and shoppers from engaging in global transactions. We also adapt our systems and operations on an ongoing basis to address the evolving regulatory landscape and technical backdrop. Vis-à-vis the merchant, we streamline order processing by periodically reconciling all international orders in bulk and in the merchant’s native currency. In short, we aim to provide an experience that is akin to a domestic transaction.

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

Combining our access to data and know-how to generate Smart Insights

We believe we are well-positioned to provide insights to our merchants thanks to both the breadth and depth of the data we generate, on the basis of the significant international traffic on our merchants’ websites and the millions of transactions we facilitate on a yearly basis. For the year ended December 31, 2023, there were approximately 1.3 billion visits across our merchants’ e-commerce sites, and we enabled approximately 18 million transactions across over 30 origin countries and over 200 destination markets. We gather extensive data along the entire value chain and lifecycle of an order - from the initial visit to the e-commerce store through the actual purchase, delivery and returns.

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

Our holistic approach - coupling our localization capabilities and market know-how with our data driven Smart Insights - enables the merchants to unlock their potential for global D2C sales by means of a localized and optimized offering for each individual market, vertical and price segment.

Environmental, Social and Governance (ESG) Practices

Global-e platforms and offerings are designed to promote access and reduce borders and barriers in global e-commerce, where such access can potentially be offered while taking into consideration and contributing to the Environmental, Social and Governance (ESG) goals of our stakeholders, including our merchants and the shoppers. To that end, we have committed to develop our ESG strategy and workplan in alignment with our business strategy and the expectations of our stakeholders, our partners within the value chain, our employees and our local communities.

We continue to gradually develop our ESG strategy. The ultimate responsibility for our ESG strategy, goals, practices and the underlying workplan is vested with our Board of Directors, and the powers and authority to monitor and oversight were delegated and vested to the Board’s Nominating, Governance and Sustainability Committee (NGSC). The NGSC established an executive committee (consisting of c-level management) under its supervision and direction to lead the development and execution of our ESG workplan, and such executive committee has been, and will continue to work closely with various relevant departments and officers, including Facility Managers, Human Resources, Operations, Security and Tech Ops and Legal, among others in designing, furthering and implementing our ESG work plan. In 2023, the Executive Committee held 10 meetings in which key ESG strategy and workplan were discussed.

In 2023, we started to prioritize the enhancement of awareness and understanding of our ESG workplans among the members of our management and Board of Directors. The objective of these initiatives was to enable our leadership team to be adequately-equipped with the knowledge necessary for our ESG related decision-making processes.

In the course of our ongoing Board of Directors and NGSC meetings, we held sessions on ESG fundamentals and the relevance of ESG considerations to our business operations and our workplan (including discussions related to the SEC climate disclosure rules). Special focus was given to cybersecurity. The sessions aimed to provide our board members with an understanding how our ESG workplan fits our strategy, in accordance with the materiality assessment conducted by the company. In addition, as part of its ongoing meeting agenda, the Executive Committee underwent sessions that contributed to the understanding of its members of certain functional areas related to the company’s workplan. These sessions covered topics such as integrating sustainability into business operations, stakeholder engagement, and measuring and reporting ESG performance.

We view ESG as an integral part of our corporate strategy and we remain committed to fostering a culture that values sustainable, conscious and responsible business practices. We believe that the sessions conducted during the past year mark the beginning of an ongoing commitment to ESG education within our organization, and serve as a foundation for continued learning and application of ESG considerations in our business operations. We plan to gradually include relevant managers and employees in certain session in the future, and provide relevant tools for encouraging creativity, and fostering engagement, leading to sustainable value creation.

In 2023, we took the first steps to review climate change impacts and addressing Diversity, Equity and Inclusion (DEI) gaps across the organization. We have started to develop a plan to prioritize and promote efforts to manage key long-term non-financial parameters important to our business.

Following our 2022 engagement with the ESG advisory team of Nasdaq Corporate Solutions, LLC, that conducted our first ESG materiality assessment based on what we believe were and still are our stakeholders’ values and our internal leadership views and attitude on ESG, in light of our missions and business strategy, our 2023 workplan was designed and prioritized in consideration with such materiality assessment.

Sustainability

In 2023 Global-e initiated preliminary steps towards assessing and potentially reducing greenhouse gas (GHG) emissions associated with our operations. Recognizing the impact of our activities on the environment, we have started exploring measures to reduce our carbon footprint.

We have always considered the importance of energy efficiency within our office spaces. We have recently adopted facility management policy. We aspire to explore how we can reduce waste generation in our offices, focusing on identifying opportunities to reduce use of paper (by setting a must-have only printing policy, and have reduced significantly the use of disposables including paper cups in our largest office location in Israel), as well as taking steps to implementing recycling practices (for example, in our London office, which is our second largest office facility). For example, the policy requires us to donate unused electrical appliances to non-profit organizations and schools, and placed measures to using only wired computer accessories to limit the use of battery.

We have initiated collaborative discussions with our carriers to jointly assess the measuring of carbon footprint associated with transportation and logistics. These collaborative assessments will inform future strategies for emissions reduction within our supply chain. We are pleased with our carrier network for having their own programs and initiatives, and while we cannot directly influence the scope or success of such programs, we believe that having our lion-share shipments carried through such network, has a meaningful contribution to any carbon-reduction goals.

In collaboration with some of our carriers, we were able to pilot a proposed rate card that incorporates optional offsetting fees for GHG emissions. This initiative aims to encourage and facilitate carbon-neutral shipping options for our merchants. We cannot control or impact our merchants’ choice or the actual offering made by such carriers, but we remain committed to making such rate cards available as part of our proposition as long is the carriers make it available on their end. We believe that such offering echoes the importance of emissions reduction along the supply chain.

In tandem with our efforts to address GHG emissions, Global-e is considering initiatives related to circular economy. Global-e has commenced internal preliminary mapping of areas where circular economy modalities could be applied. We are in the early stages of engaging with our carriers and other vendors to explore circular economy initiatives collaboratively. We are committed to taking on these initial steps and further considering and integrating sustainability considerations into our business practices and commercial offering. These efforts align with our commitment to responsible corporate citizenship and addressing the environmental impact of our operations.

While the steps taken are in an early stage, Global-e views sustainability as an ongoing journey, and we are dedicated to exploring and implementing initiatives that could positively contribute to the environment and support sustainability.

Employee Recruitment, Retention and Engagement

Our workforce has grown significantly in recent periods, and that has, and continues to require us to seek to build and maintain a working environment that caters for employees motivation, talent, wellbeing and safety, while promoting personal and professional development.

We consider the needs of our clients in our existing and new markets for local culture and local business etiquette. In 2023, we continued to recruit relevant talent to strengthen our team capabilities in our offices worldwide. As we continue to grow our workforce and to expand geographically, diversity will continue to be important to who we are, allowing us to better serve our customers in a local culture fashion yet with a global expertise earned through cross-organizational collaboration.

We remained committed to creating an inclusive and diverse workplace where all employees feel valued and empowered. We acknowledge the importance of diversity, equity and inclusion in driving innovation, fostering creativity, and promoting long-term sustainability. In 2023 we took some initial yet meaningful strides in enhancing our commitment to DEI within the organization. We also take our legal responsibilities seriously, and our DEI efforts are and will continue to be undertaken in a manner that is consistent with applicable law. As part of our workplan, we considered and undertook various initiatives to measure and plan how to address DEI gaps and promote a culture of diversity and equality. The Executive Committee is responsible for the governance of our DEI roadmap planning and execution, in consultation with its member, our VP of Human Resources. We call out the following items for the past few periods:

1. DEI Gap Assessment: With the support of the PWC Israel, Risk and Forensic Services, ESG group, we conducted preliminary assessment to identify areas of improvement and opportunities for enhancing diversity and inclusion across various facets of the organization, including but not limited to hiring, promotion, and professional development.

2. Policy Development: in tandem with the abovementioned assessment, which was designed in accordance with our management’s guidelines and spirit, and in alignment with industry standards, we initiated the development of DEI policies aimed at providing better guidelines for promoting diversity and equal opportunities within the organization, initially aiming to serve as a guide to the Human Resources (HR) team.

3. Measurement and Analytics: With the support and guidance of PWC Israel, ESG group, we built a matrix of available measurable data, based on industry standard metrics and parameters. This includes the collection and analysis of relevant data to assess the representation of diverse groups in different departments and levels of the organization, in a manner consistent with applicable data privacy laws. On the date of this Annual Report, we are still in the process of analyzing the data we gathered.

While initial steps were made, it is important to note that the DEI forward plan is still under development. We are committed to keep on building the foundation laid during the previous financial year and continuing to prioritize diversity, equity, and inclusion in our long-term strategy, all based on measurable data and in conformity to our management’s visions and spirit, aligned with industry best practices and recognized reporting standards. We recognize that DEI is an ongoing journey, and we are committed to furthering such efforts. Among other things, we are likely to consider initiatives associated with DEI data measuring, analysis and supporting policies, and training programs.

Human Capital Development, Compensation and Evaluation

We value the uniqueness of each of our employees. We appreciate the talent and the caring they put into their work in making us a better organization, which in turn defines our culture, and eventually will make our business strategy, our solutions and our services better. We therefore always aim to encourage and promote our employees’ talent, ambition and sense of devotion.

We seek to provide and constantly develop compensation and equity incentive plans that will remain attractive and rewarding. As such, we offer both stock-based and cash-based compensation awards (in each case subject to eligibility criteria) that are designed to commensurate individual performance and meeting objectives.

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

We are extremely proud of our employees. In 2023, more than 70 employees (approximately 7.5% of our global workforce) were promoted or assumed new roles within the organization. We believe that such vote of confidence is the result of our culture.

During 2023 our hybrid remote work policies remained in place, enabling our employees to work remotely for parts of the work-week, while still fully operating all our office facilities, and maintaining health and safety measures.

We consider inclusive work culture to be an important criterion in promoting collaboration and transparency among our employees, while still offering private spaces for personal and professional needs. To that end, we strive to have an open workspace with optimized balance between team collaboration and private space.

We offer our employees opportunities to acquire new skills, and to develop through exploration, experience and learning, by providing them learning and development programs. We have a dedicated personnel within our Human Resources team, supervised by our executive leadership, who focus, and will continue to focus, on developing learning, training and growth policies and plans, through internal and external platforms, to be made available for our people worldwide. The Juno Journey platform, which was implemented in 2022, offered tens of thousands of external learning resources from which each employee could choose for own personal and professional growth path. The use of Juno as part of our new-employee induction and training program supported the onboarding of our new hires in 2023, where all new hires used Juno as part of their induction training. Over 70% of our employees are actively using the platform. We have allocated each employee an annual budget allowing them to attend, on average, 2-3 courses of their choice. We continued to create and develop in-house courses and professional sessions covering our products, technology and offering.

In parallel, we started building our in-house competence development program. The program is expected to focus mostly on spreading the knowledge about our solution across all verticals in the organization.

In an effort to promote candid and effective dialog between employees and their managers with a view to contribute to career development and personal accomplishments, we carried on with our annual review processes for all employees across the world, making the process streamlined and efficient. In 2023, employees went through their annual performance review, the vast majority of them within the first two months from the end of 2022, and complete salary review withing the first quarter of 2023. Any annual performance and goals review is based on personal individual work and development plan with specific objectives and, if applicable, resource requirements, always attempting to balance between business needs and personal aspirations and targets.

Business Ethics

Our unique position as an e-commerce enabler comes with great responsibility to the value chain stakeholders – our merchants (brands and retailers), our consumer shoppers and the vendors we work with or collaborate when we perform our services. We aim to hold ourselves to the highest standard of business and professional ethics, and expect our stakeholders to do the same. We are committed to making equal and unbiased selection of partners, honor our promises and commitments, and stay accountable to our actions and choices towards our stakeholders.

Being a founder-led organization, operating under the oversight of our Board of Directors and its committees, we are committed to the values and standards of behavior set forth in our Code of Conduct. We will keep our employees appraised of the code by annual training and making it available to all, including by reference in our service contracts with our merchants. Our Board of Directors, with the support of our management, has recently conducted a review of the Code of Conduct to reaffirm our commitment to maintaining the highest standards of integrity, transparency, and ethical behavior in all aspects of our operation. No material changes were made in the course of such recent review of the Code of Conduct.

Board Composition

We are privileged to have experienced industry-relevant leaders as our members of the Board of Directors. The members of our Board of Directors bring years of leadership experience, making it fit for overseeing our organization’s governance and compliance. We maintain a majority independent Board of Directors, with five independent directors. We believe our Board of Directors demonstrates balanced perspectives of relatively newly appointed directors and required industrial knowledge from the more tenured directors. Under the supervision of the NGSC, we previously conducted Board of Directors and Committee evaluation to facilitate an assessment of the performance of the Board of Directors and its Committee and assessing its strengths and weaknesses and laying a foundation for discussion and future improvement. 3 of our directors self-identify as women or non-binary, and 2 self-identify as members of traditionally underrepresented racial/ethnic groups in their home jurisdiction.

Our Merchants

We serve a fast-growing and diverse portfolio of merchants around the globe

As of December 31, 2023, we had 1,256 merchants using our enterprise platforms, up 21.2% from 1,036 merchants as of December 31, 2022 and 91.2% from 657 merchants as of December 31, 2021. In addition, as of December 31, 2023, we had thousands of merchants already onboarded and using Shopify Markets Pro. During the year ended December 31, 2023, merchants using our platforms made transactions at a total GMV of $3,557 million, up 45% from $2,450 million in the year ended December 31, 2022. The merchants we serve are highly diverse across:

•
Multiple origin countries - we serve merchants from multiple locations including the United States, the United Kingdom, various European markets, Japan, Australia, Hong Kong, Singapore, South Korea, the United Arab Emirates and other markets globally.

•
Multiple product verticals - fashion and apparel, luxury, footwear, cosmetics, accessories, children’s fashion, watches and jewelry, sporting equipment, consumer electronics, toys and hobbies, automotive spare parts, and others.

•	Multiple product price points - ranging from everyday fashion retailers to ultra-high-end brands.

•	Multiple merchant sizes - from multi-billion-dollar global high-street brands to emerging small and medium businesses.

•	Multiple merchant types - from traditional bricks-and-mortar retailers who have been transitioning to the digital D2C realm to emerging digital-native brands.

We believe that our large and highly diverse portfolio of merchants presents several key advantages:

•	A rich, diverse and fast-growing data asset of international transactions, enabling us to produce Smart Insights.

•	Vertical-level as well as geographical expertise, yielding a competitive advantage when approaching prospective merchants as part of our sales process.

•	Strong network and word-of-mouth effects within specific verticals and/or geographies.

•	High business resilience due to steadily decreasing merchant concentration.

•	A certain level of built-in “natural currency hedge” as a result of our business activity being conducted in a large number of different base currencies.

We have a highly efficient sales and go-to-market strategy

We establish partnerships with new merchants through several sales channels:

•	Direct sales - We have a dedicated team of sales executives that use various data sources to screen, qualify, identify and directly approach prospective merchants.

•
Inbound and word-of-mouth - As our scale and the number of merchants we have in each individual market grows, so does our own brand equity. This leads to more inbound prospects as well as stronger word-of-mouth-based sales, whereby  existing Global-e merchants or e-commerce executives recommend our solution to other players in the market.

•
Channel partnerships - We have established mutually beneficial strategic partnerships with a range of third parties, including leading e-commerce and technology platforms, shipping providers, third-party logistics providers, payment providers, system integrators and others. In the context of such relationships, our partners pass on leads to our sales teams and provide us with access to merchants.

•
Shopify partnership - In 2021 we entered into the 2021 Shopify Agreement with Shopify to jointly cooperate in offering global e-commerce solutions to Shopify merchants. In January 2022 we extended our partnership with Shopify and entered into the 2022 Shopify Agreement with Flow and Shopify, based on which, in September 2023, Shopify Markets Pro, a white label cross border MoR offering, became generally available to US-based Shopify merchants. Shopify Markets Pro is based on the Flow platform, leveraging its robust API-based technology and it enables merchants of all sizes, including small and emerging merchants, to offer their products internationally with a streamlined integration process and advanced self-service capabilities.

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

Our Competitive Advantages

We believe that we have built a leading combination of platforms, services and data-driven insights and know-how all working in harmony to address merchants’ global e-commerce needs, creating a competitive advantage for our business. We believe our combination of capabilities and expertise uniquely positions us to cater to shoppers globally, driving significant uplifts in international sales conversion rates and revenue growth for our merchants, while also removing much of the complexity and many of the costs inherent to global e-commerce.

Key elements of our competitive advantage include the following:

Purpose-built, end-to-end platform

We understand the challenges and the strategic objectives of our merchants engaging in global e-commerce. We provide merchants with the capabilities required for effective global D2C trade, using a potent combination of our proprietary technology and third-party providers. Our solutions are easy to integrate, platform-agnostic, scalable and able to support merchants of all sizes from small, emerging brands to the world’s largest retailers. We aspire to be inclusive and far-reaching in scope. We thus enable our merchants to expand internationally effectively, and to do so much more efficiently than previously possible.

True global e-commerce enabler at scale

We believe we are uniquely positioned to capture the global e-commerce opportunity as we are the only direct-to-consumer e-commerce enabler with truly global scale. We have an extensive footprint in North America, the United Kingdom, across the EU, Japan, Australia, United Arab Emirates and other APAC countries. We are diversified by vertical and end-market. Our wide-reaching scale enables us to provide a solution to merchants across the globe. This scale, coupled with strong brand recognition gained since inception, has allowed us to acquire some of the largest merchants in the world as customers.

Differentiated and growing data asset driving flywheel effect

The Global-e platforms are based on more than technical solutions and associated capabilities. They are based on data-driven know-how. Data permeates every layer of our platforms. Data drives how we make decisions, how we develop and improve our offering, and how we make the shopper experience efficient and intuitive. We refer to this as “Smart Insights”, which enjoy a strong flywheel effect as we continue to grow at pace driven by:

•
“Economies of scale” - Our platforms facilitate millions of international transactions each year across thousands of merchants, spread across multiple geographies, product verticals, price levels, and shopper demographics. We thus accumulate a vast and rich data set and are able to benefit from economies of scale.

•
“Economies of skill” - Our massive and fast-growing data is a key asset due to the “richness” of its content. Based on this data, and coupled with our operational experience accumulated over years, we are able to generate what we call economies of skill, which enable us to ensure that global sales are optimized for the merchants on a market-by-market basis.

•
Flywheel Effect - Our rich data serves as the basis for a powerful flywheel effect: the uplift we generate for our merchants drives more sales and the ability for them to expand into new geographies, which in turn creates more data, which is then fed back into our systems in order to generate even better conversion rates and more uplift. This in turn drives increased sales for our merchants and attracts new merchants to our platforms. Our data engine gets “smarter” with each new site visit, each merchant and each new shopper.

Partner network fueling our differentiated go-to-market strategy

Our go-to-market strategy targets merchants that want to establish or expand their global e-commerce business. The effectiveness, prominence and stickiness of our platforms have enabled us to acquire many of our merchants organically, supplementing the efforts of our professional salesforce. Many of our new merchants are referrals from existing merchants or e-commerce executives, which serve as brand ambassadors for Global-e. In addition, our commerce enabler, marketing, payments, shipping and logistics, system integration and social media partners, which include global and regional players, act as a meaningful source of referrals and lead generation. Our ability to leverage these relationships is an important source of inbound interest. This is further complemented by our highly efficient sales and marketing efforts. Our salespeople and customer success managers build intimate relationships with our merchant partners and are crucial in further expanding our merchant network.

Robust business model with sticky customers

Global-e is a global e-commerce enabler covering the entire shopper journey. Our platforms are deeply integrated within merchants’ existing technology stack providing the core tools to power their day-to- day global operations. As a result, we retain significant “stickiness” within our customer base. Not only do we retain our merchants - our merchants also grow with our platform, and we grow with them. Merchants process large and growing order volumes through our platforms as we become increasingly integral to their daily business operations and as they realize the benefits of using our platforms. An important component of our growth is our existing merchant base, which grows organically each year. Due to our consistently high retention rates, we have strong visibility into the subsequent year’s revenue by looking to our current merchants, in a given period. Attracting new merchants is also critical to the scale of our platforms. We have developed a highly efficient sales model based on a direct sales force, channel partners and strong word of mouth, and we continue to build our capabilities to further strengthen our model.

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

•
Initiative and innovation driven: Our goal is to enable merchants to break geographic boundaries and become globally successful businesses. As such, we invest millions in research and development each year, track trends in the e-commerce world across geographies and constantly improve our product offering. Similarly, we encourage our employees to expand the scope of their defined roles, to take initiative, and to elevate Global-e to the next level - every employee can, and does, make a difference.

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

Our Growth Strategy

Grow within our existing portfolio of merchants

The merchants’ success is our success. We help merchants both grow revenues in their existing markets as well as expand into additional ones. As our merchants’ global sales generated through our platforms grow, attributed either to improved conversion or by expanding their offering into additional geographies, our revenues grow in tandem. Thus, we increase the “stickiness” of our solutions and become increasingly integral to our merchants’ daily businesses as they realize the benefits of using the Global-e platforms. We also have a strong track record of merchants acting as ambassadors for Global-e, referring us to other portfolio brands, as applicable, and more generally, to other potential merchants. We intend to continue deepening our relationships with existing merchants through service and performance of the highest quality, allowing them to continue to serve as our brand ambassadors within and outside their organizations.

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

While historically we have held a strong position in the mass market beauty and fashion segments, we have also achieved significant success with merchants in other segments, in particular, within the luxury segment, that we believe we can continue to capitalize on. Additionally, we have extended our reach by engaging with global consumer electronics brands. In order to provide the necessary level of support for these global brands, we have built and continued to build new multi-local capabilities, allowing us to enable localized D2C sales for such brands while also enabling them to utilize their existing local infrastructure, inventory and fulfilment capabilities in multiple destination markets. We are also making use of such multi-local capabilities to better serve the needs of our large global merchants, enabling them to utilize their domestic presence and inventory in chosen markets in order to serve their shoppers in such markets in local fashion, while at the same time serving adjacent markets through our cross-border capabilities.

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

Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2021		2022		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Service fees	96,659	39%	181,887	44%	262,255	46%
Fulfillment services	148,615	61%	227,162	56%	307,692	54%

Total revenue	$245,274	100%	$409,049	100%	$569,946	100%

The Company's revenues from service fees provided on a standalone basis were $8,366, $16,515 and $44,461 (in thousands) for the years ended December 31 2021, 2022 and 2023 respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2021		2022		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United States	71,095	29%	173,967	43%	285,619	50%
United Kingdom	113,385	47%	146,562	36%	173,584	30%
European Union	58,177	23%	78,491	19%	92,566	16%
Israel	1,052	*	1,357	*	1,806	*
Other	1,115	*	8,672	2	16,371	3%

Total revenue	$245,274	100%	$409,049	100%	$569,946	100%

* Less than 1%

Shopify Markets Pro

In 2023, Shopify Markets Pro became generally available to US-based Shopify merchants, enabling merchants of all sizes, including small and emerging merchants, to offer their products internationally via a streamlined integration effort and advanced self-service capabilities. We believe that this offering will appeal to many merchants, due to its streamlined integration process and advanced self-service capabilities. The streamlined integration process ensures a quick and hassle-free onboarding experience for merchants, while the advanced self-service capabilities empower them to manage and customize their offerings with ease. This combination not only enhances operational efficiency but also provides merchants with the flexibility and control needed to navigate the complexities of international markets, making Shopify Markets Pro an attractive solution for a diverse range of merchants.

Drive continuous innovation on our platforms

We plan to continue to invest in research and development and operate with an agile approach to address our merchants’ and shoppers’ constantly evolving needs. We strive to continue developing new capabilities and add-on offerings, as well as opportunistically look to complement existing platforms and offering through merger and acquisition opportunities, to maintain Global-e’s position as a leading holistic platform for global e-commerce, enabling efficient selling and purchasing processes for our stakeholders. In addition, we have developed the capabilities and infrastructure to support merchants’ multi-local fulfillment offering whereby select markets are serviced from locally-existing inventory, thereby giving the merchant better utilization of its stock and improving the customer offering. Our ability to provide preferred payment and delivery methods in select geographies, contributes to higher conversion rates of shoppers from these geographies.

We also plan to continue enriching the suite of value-added services we can provide to our merchants. For example, through the acquisition of Borderfree in 2022, we intend to enhance the value that our business brings to global brands by providing them with traffic demand generation services, thereby the ability to attract international shoppers to their web store. We are accomplishing this using both an e-mail based direct marketing and a portal-like affiliation offerings, both building upon and augmenting assets (such as customer accounts) created by Borderfree.

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

Continue to develop and expand our strategic partnerships

We have established mutually beneficial strategic partnerships with a range of key players in the broader e-commerce ecosystem, including global technology groups, e-commerce platforms, shipping providers, third-party logistics providers, payment providers and system integrators. Our channel partners have been an important lead generation engine providing our sales team with a strong pipeline of prospective merchants. We intend to further strengthen our existing relationships, such as our partnership with DHL or our partnership with Shopify, and build new strategic partnerships with other key players across the value chain and in the different markets in which we operate.

Products and Technology

Our end-to-end platforms help merchants remove global e-commerce complexities by empowering merchants with powerful and extensive localization capabilities embedded directly within their websites. Our technology creates a highly-localized shopper experience, which in turn drives increased sales conversion and revenue growth.

Our platforms are built on a scalable tech stack which is powered by a robust layer of application programming interfaces (“APIs”) and data models, powering the shopper journey and allowing us to support a fast-growing and rapidly expanding merchant base.

Through a range of frictionless integration options, the merchants’ websites can leverage the power of our platforms. The integration technology, either through pre-fabricated e-commerce platform plug- ins, through the implementation of our API’s or through our generic script-based client-side integration, which we refer to as Global-e Module, is based on a simple lightweight integration effort. Such integration effort ranges from a code snippet that is placed into a merchant’s existing online platform enabling us to deploy and integrate with minimal friction, to installation of our plug-ins and/or the implementation of a few of our API’s. After integration, shoppers continue to face the merchant’s existing storefront, and Global-e remains as a “white label” in the background. In the case of Shopify Markets Pro, a simple “one-click” activation process is all that is needed from the merchant’s side to enjoy the benefits of that platform.

Shopping experience features

•
Localized browsing - We offer localized browsing features, such as a configurable welcome message or a top-line marketing banner that can be customized by market and presented in the local language. Customization breeds familiarity, reducing bounce rates, increasing conversion and improving shopper confidence through a local shopping experience.

•
Localized checkout - Embedded within the brand’s e-commerce store, the checkout experience supports over 30 different languages across our platforms, enabling shoppers to switch the checkout language to their own native tongue for a more customized and local experience. Further, shoppers checkout within the merchant website without being redirected to a third-party site.

•
Guaranteed landed cost - We provide shoppers with a “no-surprises” and guaranteed fully-landed cost. We offer multiple options, configurable by market, for handling import duties and taxes. For example, shoppers may select the option to prepay duties and/or taxes at checkout. Alternatively, our platforms have the capability to already embed this cost into the product price within the browsing journey (in full or partially), in order to facilitate an intuitive and frictionless smooth and user-friendly shopper journey. We believe this feature and options are critical in achieving high conversion rates across markets and promoting repeat shoppers.

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

•
Multiple shipping options - Our platforms allow merchants to choose from a menu of shipping options, offering shoppers multiple delivery alternatives, depending on the destination market: mail, express courier, Cash-on-Delivery, store delivery, drop point delivery and more. As part of each market-specific value proposition, merchants can decide which shipping methods to offer and how to price them, based on Global-e’s competitive shipping rates or through their own contracted shipping carriers.

•
Localized alternative payment methods - Preferred payment methods of shoppers differ from market to market. In some markets, such as the United States and United Kingdom, the use of global cards (Visa, MasterCard, etc.) is the most common payment method used. In others, local cards, or universal alternative payment methods, such as PayPal, prevail. There are markets, both in developed and developing countries, where alternative payment methods are used more frequently than cards. In order to remove payment friction and ensure higher conversion rates, Global-e supports over 150 payment methods globally, granting shoppers in each market the ability to pay with their preferred local option.

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

•
International customer services - Global-e operates a branded self-service and multi-lingual online customer service portal, which contains answers to many frequently-asked questions that are typically raised post-sale by international shoppers regarding their orders. In addition, Global-e operates a manned contact center that serves to augment the brand’s own customer services team. Global-e’s contact center can provide either “behind the scenes” support for the merchant’s customer services team, or it can be in touch directly with the brand’s shoppers to handle their queries. In 2023, before the peak trading season, we have successfully tested, piloted and introduced into production our new shopper-facing automated Customer Service Chatbot, based on Open-AI’s ChatGPT technology which has been securely connected to our systems and databases, thereby enabling many of the shoppers to receive highly accurate answers to their support queries in real-time, without a need for human intervention. We believe this is a manifestation of the tremendous business value such technologies can unlock over the next few years and contribute to a more efficient customer support and improved customer satisfaction.

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

Packaging and pricing

We support merchants of all sizes, and at various lifecycles, from small, emerging brands to the world’s globally recognized retailers and high-end brands. Our platforms offer a range of differentiated service levels, enabling us to cater to the different - and constantly evolving - needs of the merchants we serve.

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

•
Security. We employ a multi-layer security approach utilizing both cloud infrastructure security and endpoint protection to enforce the highest degree of security. We operate and design our systems in accordance with major security standards, including: PCI/DSS, SOC 2 and ISO 27001. We perform penetration tests continuously throughout the year by external vendors to identify any vulnerabilities. Our hybrid office/remote work environment could also negatively impact the security of our platforms and systems as well as our ability to prevent attacks or respond to them quickly, and as such we have taken steps designed to ensure remote work can be performed both effectively and securely.

•	Uptime. Our platforms maintains excellent service levels. Across all sites, our platforms achieved over 99.9% average uptime for the year ended December 31, 2023.

Competition

The market for cross-border e-commerce enablement solutions is competitive, rapidly evolving, fragmented, and subject to changing regulation, technology, merchant preferences and shopper demands. Our solution and platforms compete with other online and offline services, and other solutions. While among them exist several direct competing solutions, many of these solutions and services only handle a specific section of the cross-border e-commerce value chain.

As such, we believe that our existing direct competition fails to offer the same holistic solution based on our combination of global reach, end-to-end advanced feature set, number of merchant partners, accumulated data and insights, quality-of-service and local expertise as embedded in our platforms. We are the chosen partner of some globally recognized retailers and brands as well as some rapidly-growing emerging brands.

We consider the following categories of services and solutions to be our primary and direct competition:

•
In-House D2C. Some merchants have built and managed international stores and prefer to maintain these operations in-house supported by proprietary capabilities developed by them, features and capabilities provided by the e-commerce platform they utilize, and/or third-party cross-border components. This DIY approach is expensive and complex to maintain, while also lacking the flexibility and know-how of local preferences that a specialized global provider, such as Global-e, can provide. We believe that with the growing importance to merchants of global D2C, coupled with market awareness of the advantages of using reputable and experienced global third parties, such as Global-e, the trend of shifting towards a third-party global enabler will accelerate - with Global-e as the distinguished front runner.

•
Alternative, Cross-Border End-to-End Platforms. There is a limited number of platforms offering solutions similar in nature and breadth to those offered by Global-e. However, we believe that none of these providers have the combination of global reach, track record, variety of merchants, scale, feature set and data, to match Global-e’s overall offering. The level of sophistication embedded in our platforms and solutions stemming from executing millions of transactions annually, across merchants in over 200 destination markets, is what makes us a leader in the world of global e-commerce.

Though to a lesser extent, we believe our platforms also indirectly compete with two primary categories of services and providers:

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

Our know-how is an important element of our business. The development and management of our platforms requires sophisticated coordination among many skilled and specialized employees. Despite our efforts to protect our intellectual property rights in our technology and know-how, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services with the same functionality as our platform. Policing unauthorized access to and use of our technology is difficult. Our competition could also independently develop technologies like ours, and our intellectual property rights may not be broad enough for us to prevent our competition from selling products and services incorporating those technologies. For more information, see “Risk Factors-Risks Relating to our Business and Industry-If we fail to adequately maintain, protect or enforce our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue, and incur costly litigation to protect our rights.”

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

Government Regulation

As with any company operating on the internet, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, content regulation, digital services and intermediatory regulations, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, extended producer responsibility, product safety and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply.

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

For example, we are subject to the Israeli Privacy Protection Law 5741-1981 (“PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority (“Authority”). In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. The regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Protection Act, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

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

   There is uncertainty in many of the countries where we operate with respect to the liability of internet service providers or providers of digital services, the application of existing regulations to our business as they relate to, or the enactment of new regulations relating to, issues such as e-commerce, electronic or mobile payments, information requirements for internet, digital services providers or other intermediatory providers. Such uncertainty could negatively affect our operations and use of our services, require us to change or adjust our platforms and could result in changes to our operations or business model and may incur significant expenses should we have to change our model.

Anti-Corruption and Sanctions

We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, EU and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. See “Risk Factors-Risks Relating to our Business and Industry-We are subject to governmental sanctions and export controls that may subject us to liability if we are not in full compliance with applicable economic sanctions and export control laws.”

We are subject to laws and regulations related to payments which are complex and vary across different jurisdictions. We are also subject to payment card association operating rules, certification requirements, and rules governing electronic funds transfers, including the PCI DSS, which could change or be reinterpreted to make it more difficult for us to comply. Any failure to comply with these rules or requirements may subject us to higher transaction fees, fines, penalties, damages, and civil liability, and may result in the loss of our ability to accept credit and debit card payments. Depending on how our platforms evolve, we may be subject to additional laws in other jurisdictions across the world.

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

Concern about the use of e-commerce platforms for illegal conduct, such as money laundering or to support terrorist activities, may in the future result in legislation or other governmental action that could require changes to our platforms or impose additional compliance burdens and costs on us. See “Risk Factors-Risks Related to our Business and Industry-Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platforms and services, and could harm our business.”

Depending on how our platform evolves, we may become subject to additional laws in the United States, the United Kingdom, the EU, Israel and elsewhere.

Environmental, Health, and Safety (EHS)

We are subject to laws and regulations regarding protection of the environment as well as worker health and safety. Certain environmental laws may impose liability regardless of knowledge, fault, or legality of the action at the time taken. There are also increasing expectations regarding product stewardship, including end-of-life considerations, and we may become subject to such laws due to our role as merchant of record.

Depending on how our platforms evolve, we may become subject to additional laws on these or other matters in the United States, the United Kingdom, the EU, Israel and elsewhere.

Product liability & product safety

Our business and operations will increasingly be subject to laws and regulations regarding product liability and safety associated with placing goods in the market, notably in the EU and United Kingdom. Recent and upcoming developments in such laws and regulations are likely to increase the compliance burden and risks on our business, and to require us to make changes to the way in which we operate.

For example, a new EU Product Safety Regulation, which will apply beginning as of December 13, 2024, will extend the EU’s product safety regime to additional parties including providers of certain platforms and fulfilment services, in addition to imposing greater compliance obligations including information provision requirements and requirements to designate responsible persons and facilitate or implement corrective measures such as product recalls. Specific product safety and liability laws and regulations also apply or will or are expected to take effect soon, in relation to certain types of products. For example, the pending EU Toy Safety Regulation, is likely to result in more stringent guidelines for the manufacturing, labeling, and distribution of toys including the introduction of digital product passports. In the UK, additional product safety regulatory developments may lead to changes to the current product liability regime.

Depending on how such new laws and regulations are implemented, evolve, and are enforced and interpreted, in particular with regards to their applicability over personal importation scenarios, we or the merchants may become subject to additional requirements or limitations as well as the extent to which we are successful in adapting our business and operations to comply with such laws and regulations, we could be subject to regulatory action such as investigations and penalties, actions from consumers resulting in damages including by way of collective redress mechanisms, and other negative legal, regulatory and reputational consequences.

C.	Organizational Structure

The following sets forth our key subsidiaries as of the date of this Annual Report. All ownership is 100%.

•	Global-e online Pte Ltd (Singapore)

•	Globale UK Limited (England)

•	Crossborder Global Apparel and Equipment Trading L.L.C (UAE)

•	Crossborder Global Apparel and Equipment Trading L.L.C (DMCC Branch) (UAE)

•	Global-e Middle East FZCO Dubai Branch (UAE, Jebel Ali Free Zone)

•	Global-e Middle East FZCO (DAFZA) (UAE, Dubai Airport Free Zone)

•	E Commerce Globale Middle East FZCO (UAE, Dubai Commercity Free Zone)

•	Global-e Canada e-commerce Ltd. (Canada)

•	Global-e CH AG (Switzerland)

•	Global-e NL B.V (Netherlands)

•	Global-e Japan KK (Japan)

•	Global-e France SAS (France)

•	Olami E-Commerce Solutions Ireland Limited (Ireland)

•	Global-e Australia Pty Ltd. (Australia)

•	Global-e Spain S.L (Spain)

•	Global-e HK Limited (Hong Kong)

•	Global-e (Beijing) Technology Co. Ltd. (China)

•	Global-e US Inc. (Delaware, USA).

•	Global-e Panama Inc. (Panama, Colon Free Zone)

•	Global-e Solutions Ltd. (Israel)

•	Global-e South Africa (PTY) Ltd. (South Africa)

•	Global-e Solutions Korea Ltd. (Korea)

•	Crossborder Solutions For E- Commerce Ltd. (Egypt)*

•	International E-commerce Solutions Morocco Ltd. (Morocco)

•	Flow Commerce Inc. (Delaware, USA)

•	Flow Commerce Limited (Ireland)

•	Flow Commerce Australia Pty Ltd. (Australia)

•	Flow Commerce Canada Inc. (Canada)

•	Flow Trading Shanghai Company Limited (China)

•	Flow Commerce UK LTD (England)

•	Borderfree Inc. (US)

•	Pitney Bowes Payco US Inc. (US)

•	Borderfree Research and Development (Israel)

•	Pitney Bowes PayCo Holdings Limited (Ireland)

•	Borderfree UK Limited (England)

•	Borderfree Payco Australia PTY Ltd. (Australia)

•	Borderfree PayCo Canada Ltd. (Canada)

•	Borderfree PayCo Japan KK (Japan)

•	Borderfree PayCo Singapore Pte. Ltd. (Singapore)

•	Borderfree PayCo Switzerland GmbH (Switzerland)

•	Pitney Bowes PayCo UK Limited (England)

* Less than 1% of the ownership rights is held by a director, due to local laws

D.	Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel, where we occupy approximately 83,312 square feet of office space pursuant to a lease that expires on September 1, 2027 (with automatically renew for an additional 5 years). We currently lease additional office space in Israel, the UK and the U.S., and we are party to agreements whereby we have access to and the right to use certain office space in the U.S., France, Ireland Australia, Japan, Singapore and the United Arab Emirates. We do not own any real property. We evaluate, based on our growth, the need to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 under Item 5. “Operating and Financial Review and Prospects”, filed with the SEC on March 31, 2023.

Overview

Our platforms were purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world, while reflecting the localization of the shopper’s experience to make international transactions as seamless as domestic ones.

We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. Our platforms provide mission-critical, integrated solutions that create a localized and frictionless shopper experience and are simple to manage, flexible to adjust and smart in local market insights and best practices. The vast capabilities of our end-to-end platforms include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platforms to enhance the shopper experience and enable merchants to capture the global e-commerce opportunity.

We aspire to become the merchants’ trusted partner for international sales. The better the outcomes for merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with merchants is core to our long-term success. This is evidenced by our Gross Dollar Retention Rate, which was over 97% in 2023, and our Net Dollar Retention Rate, which was 127% during the same period.

Our Business Model

We have an attractive volume-based revenue model, driven by shopper order activity on our merchants’ websites. As a result, our revenues, which are generated from the fees charged for the use of our integrated platforms solution and provision of fulfillment services, are closely correlated with the level of GMV (as defined under “-Key Performance Indicators and Other Operating Metrics”) that flows through our platform. We offer a fully integrated platform solution to merchants and derive revenues by charging fees that vary depending on the transaction volume processed, outbound countries and destination markets, level of customer service provided and shipping options, among other variables.

Service fees revenue is generated as a percentage of the transaction value that flows through our platform. Fulfillment services revenue is generated through our offerings of shipping and handling. We mandatorily bundle components of our integrated platform solution that we believe are essential to achieving improved sales conversion of our merchants’ international traffic. Our fulfillment services are offered on an optional basis, and thus merchants may choose to utilize or cease utilizing our fulfillment services, either in whole or for select markets, at any time and from time to time. Many merchants use our fulfillment services alongside our integrated platform solution due to convenience and competitive pricing achieved based on our economies of scale, while some merchants choose to use our integrated platform solution on a standalone basis. Service fees revenue generated from the use of our integrated platform solution on a standalone basis has increased over time, equaling $8.4 million (or 8.7% of service fees revenue), $16.5 million (or 9.1% of service fees revenues) and $44.5 million (or 17% of service fees revenue) for the years ended December 31, 2021, 2022 and 2023, respectively. The increase in standalone basis revenues as a percentage of service fees revenues is mainly attributed to the development of our multi-local offering for which we typically do not provide fulfillment services.

Over and above the revenues generated, we view shopper traffic and GMV as critical to our success because they generate valuable data, further fueling our Smart Insights. These data-driven insights are an integral part of the integrated solutions we provide to our merchants and a key driver in the growth of their global revenues. During the year ended December 31, 2023, shoppers that visited e-commerce websites powered by our platforms generated approximately 18 million transactions which translated to $569.9 million of revenue.

An important component of our revenue growth is the retention and expansion of our existing merchant base. Our revenue model is driven by the ability to retain and grow our business with  existing merchants and attract new merchants from new geographies, segments and verticals. Revenue from our existing merchant base has grown significantly over time as our merchants’ global revenues have grown, the volume of transactions that our merchants process through our platforms has increased and we have expanded to additional geographic corridors. The revenue growth from our existing merchants that continue to process transactions on the Global-e platforms has historically exceeded any lost revenue from merchants that discontinued their use of our platform. We measure the revenue growth from our existing merchant base using Net Dollar Retention Rate, and we measure the lost revenue from merchants that discontinue their use using Gross Dollar Retention Rate.

Our existing merchant base is critical to our success, generating approximately 77% and 89% of our GMV in the year ended December 31, 2022 and 2023, respectively. Our Net Dollar Retention Rate for the years ended December 31, 2022 and 2023 was 130% and 127%, respectively. Our high Net Dollar Retention Rate is driven both by strong retention and by the growth of our merchants’ transaction volumes processed on our platforms. We believe this highlights the mission-critical nature of our platforms for merchants that continue to grow with us over time.

As of December 31, 2023, we had a diversified base of 1,256 merchants using our enterprise platforms, which translates to an annual increase of 21.2% from 1,036 merchants and of 91.2% from 657 merchants as of December 31, 2022 and December 31, 2021, respectively. These merchants range from globally recognized retailers to small, emerging brands located across more than 30 countries. No single merchant represents more than 6% of total GMV for the years ended December 31, 2022 and 2023. In addition, thousands of merchants have onboarded and are using Shopify Markets Pro as of December 31, 2023.

Our significant scale and growth mean we also enjoy increasing geographic diversification in terms of both “outbound” sales, which term refers to sales from the merchant’s country of origin, and “destination market” sales, which term refers to sales made to shoppers in various markets. The United Kingdom has historically been our largest outbound market. However, over the last few years outbound sales from the United Kingdom as a percentage of total revenue have been decreasing as we developed additional outbound markets, namely the United States and the EU. For the year ended December 31, 2023, the United States represented 50% of our revenues, with the United Kingdom, the EU, Israel, and other territories (APAC and Middle East) representing 30%, 16%, 0.3%, and 3%, respectively. We expect to continue attracting new merchants in diverse geographies, including countries in which we have existing operations as well as new markets. For example, we continued to develop our presence in APAC, which we believe represents a significant opportunity. Of the 1,256 merchants served on our enterprise platforms as of December 31, 2023, 44% were located in North America, while 34% and 16% were located in the United Kingdom and Europe, respectively, and 6% were located in other geographies. With regards to the destination markets from which shoppers make purchases, Canada, the US and the UK represented 12%, 10% and 10% of our total revenue for the year ended December 31, 2023, respectively, no other destination market represented more than 10% of our total revenue for the year ended December 31, 2023.

In addition to retaining and growing our existing merchant base, we are able to efficiently acquire new merchants. We have developed an effective go-to-market strategy leveraging a dedicated team of sales executives. We also plan to continue leveraging our mutually beneficial channel partnerships, which broaden our merchant base and generate significant leads for our sales team. As our scale grows, so does our own brand equity, which leads to more inbound prospects as well as stronger word-of-mouth-based sales whereby an existing Global-e merchant recommends our solution to other players in the market. We view our ability to efficiently acquire merchants at scale as a differentiated competitive advantage.

Key Performance Indicators and Other Operating Metrics

Key Performance Indicators

We review the following indicators to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

The following table summarizes the key performance indicators that we use to evaluate our business for the years ended December 31, 2021, 2022 and 2023.

	Year Ended December 31,
($ in millions)	2021	2022	2023
Gross Merchandise Value	1,449	2,450	3,557
Net Dollar Retention Rate	152%	130%	127%
Revenue	245.3	409.0	569.9
Non-GAAP Gross Profit	91.4	167.9	244.8
Non-GAAP Gross Margin	37.3%	41.1%	42.9%

Adjusted EBITDA	32.4	48.7	92.7
Adjusted EBITDA Margin	13.2%	11.9%	16.3%

Key Profit GAAP Figures

	Year Ended December 31,
($ in millions)	2021	2022	2023
Gross profit	91.4	158.2	233.6
Operating profit (loss)	(65.7)	(189.3)	(137.1)
Net profit (loss)	(74.9)	(195.4)	(133.8)

Gross Merchandise Value. We derive a substantial part of our revenue from fees we charge for the use of our integrated platforms solutions and fulfillment services. These fees are generally correlated with the total value of transactions processed through our platforms. We assess the growth in transaction volume using a metric we refer to as Gross Merchandise Value (“GMV”) which is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping. GMV does not represent revenue earned by us; however, the GMV processed through our platforms is an indicator of the volume of transactions processed through our platforms by our merchants.
 (GMV, USD in millions)

Net Dollar Retention Rate. We assess our performance in retaining and expanding relationships with our existing merchant base using a metric we refer to as Net Dollar Retention Rate, which compares our GMV from the same set of merchants across comparable periods. Net Dollar Retention Rate for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platforms in the earlier of the two periods. Our Net Dollar Retention Rate therefore includes the effect on GMV of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our GMV in the current period but not in the earlier period. A Net Dollar Retention Rate greater than 100% for a given period implies overall growth in GMV from merchants that were already processing transactions on our platforms prior to that period. Our Net Dollar Retention in 2023 excludes Borderfree Inc. and affiliated companies (“Borderfree”) that were acquired in 2022, as it is based on annual GMV figures, and Borderfree’s financials were consolidated into the Company’s financials in July 2022; therefore, GMV was not recorded for the full year in 2022.

Our Net Dollar Retention Rate has typically been over 125% since 2018, and for the years ended December 31, 2021, 2022 and 2023 was 152%, 130% and 127%, respectively. Our Net Dollar Retention Rate may fluctuate in future periods due to a number of factors, including the expansion of our revenue base, the level of penetration within our merchant base, enhancements made to our existing platforms and our ability to retain our existing merchant base.

Revenue. We generate revenues by charging merchants fees for the use of our end-to-end global e-commerce solution. Our revenues are closely correlated with the level of GMV that flows through our platforms. We have experienced rapid revenue growth in recent years, growing 66.8% and 39.3% in the years ended December 31, 2022 and 2023, respectively.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. Our cost of revenue consists primarily of costs associated with payment acquiring fees, shipping and logistic costs, hosting, amortization of acquired intangibles, operational merchant support expenses, such as customer service and allocated overhead. Our Non-GAAP gross profit is defined as gross profit adjusted for amortization of acquired intangibles. In recent years, we have consistently increased our gross profit as a percentage of revenue, or our gross margin, mainly due to economies of scale resulting from growth in GMV and revenue, as well as efficiencies stemming from our optimization. For the years ended December 31, 2021, 2022 and 2023, our Non-GAAP gross margin, which is calculated as Non-GAAP gross profit divided by revenues, was 37.3%, 41.1% and 42.9%, respectively. Our GAAP gross margin for the respective periods was 37.3%, 38.7% and 41.0%.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial metric and defined as operating profit (loss) adjusted for depreciation and amortization, stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, acquisition related expenses and secondary offering costs. Our Adjusted EBITDA grew from $48.7 million for the year ended December 31, 2022 to $92.7 million for the year ended December 31, 2023. This increase was primarily driven by growth in revenues and gross margin, as well as operating leverage.

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

Our Gross Dollar Retention Rate was 97% in 2023.

Key Factors Affecting Our Performance

We believe our future performance will continue to depend on many factors, including the following:

•
Continued Growth in Global E-commerce: We expect to benefit from the continuation of several long-term secular market trends, including growth in global e-commerce over time, the continued rise in the influence of social media on shopper spending habits worldwide, the increasing relevance of D2C, as well as increased cross-border e-commerce. The rise in complexity of global trade, stemming from constantly changing regulations and technology, serves as an additional tailwind by driving merchant demand for third-party solutions with the relevant expertise and infrastructure, such as Global-e.

•
Existing Merchant Retention and Expansion: We care deeply about the merchants we serve. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our platforms. Supporting our merchants begins with enhancing both the shopper and the merchant experience; as such, we focus our efforts on developing products and functionality to ease the complexity they face when engaging in global e-commerce. We provide customer support services to their shoppers, take full responsibility for processing duties and taxes, employ dedicated teams to optimize their offering and increase their sales conversion and continue to take steps to boost retention. Our effectiveness in retaining and expanding our existing merchants’ sales is a critical component of our revenue growth and operating results.

•
New Merchant Acquisition: Our growth depends in part on our ability to attract new merchants and add their GMV to our platforms. Over the past years, we have experienced substantial expansion in the number of merchants served by our enterprise platforms, which totaled 1,256 and 1,036 as of December 31, 2023 and December 31, 2022, respectively. In addition, thousands of merchants have already onboarded and are using Shopify Markets Pro as of December 31, 2023. New merchant acquisition is a key to scaling our platform. We have historically achieved efficient payback periods driven by a combination of direct sales, inbound inquiries, word-of-mouth referrals and channel partnerships. Continuing to add merchants to our platforms in an efficient manner is a key component of our ability to grow our revenues.

•
Successful Expansion to Additional Geographies: We believe our platforms can compete successfully around the world, as they enable merchants, regardless of geography, to expand their market footprint to more shoppers by selling globally. In order to successfully acquire merchants across geographies, Global-e has local sales teams in the United States, the United Kingdom, the EU, Japan and Australia as part of our efforts to expand our business within the APAC region. We plan to add local sales and additional required support in further select international markets over time to support our growth.

•
Investing to Scale Our Platforms and Merchant Base: We have made, and will continue to make, significant investments in our platforms to retain and scale our merchant base and enhance their experiences. In the years ended December 31, 2021, 2022 and 2023, excluding stock-based compensation, we spent $25.6 million (or 10.4% of revenue), $59.2 million (or 14.5% of revenue) and $71.3 million (or 12.5% of revenue), respectively, on research and development. These amounts represent year over year increases of 131.7% and 20.4% in the years ended December 31, 2022 and 2023, respectively. The decrease of research and development spend as a percentage of revenue in 2023 is attributed to operational leverage post the assimilation of Flow and Borderfree. In the years ended December 31, 2021, 2022 and 2023, excluding the amortization of the Shopify warrants related asset, amortization of acquired intangibles and stock-based compensation, we spent $19.1 million (or 7.8% of revenue), $35.1 million (or 8.6% of revenue) and $53.1 million (or 9.3% of revenue), respectively, on sales and marketing. These amounts represent year over year increases of 83.7% and 51.3% in the years ended December 31, 2022 and 2023, respectively. Overall research and development expenses were $29.8 million, $81.2 million and $97.6 million, in the years ended December 31, 2021, 2022 and 2023, respectively. Overall sales and marketing expenses were, $104.7 million, $206.1 million and $217.0 million in the years ended December 31, 2021, 2022 and 2023, respectively. We plan to continue to invest significantly in go-to-market and innovation to address the needs of merchants. We also plan to increase our headcount. The resources we commit to, and the investments we make in, our platforms, are designed to retain and expand the sales of our merchants, expand into new geographies and acquire new merchants, fuel our “Smart Insights” data set, develop value added services and improve our operating results in the long term.

•
Revenue Seasonality: Our revenue is highly correlated with the level of GMV that our merchants generate through our platforms. Our merchants typically process additional GMV each year in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season, driven by an uptick in e-commerce sales. As a result, we historically have generated higher revenues in the fourth quarter than in other quarters. In the years ended December 31, 2021, 2022 and 2023, fourth quarter GMV represented approximately 35%, 34% and 33%, respectively, of our total GMV. We believe that similar seasonality trends will affect our future quarterly performance.

•
Increased Efficiency from Economies of Scale: As our GMV scales, we can achieve margin expansion due to operating leverage. In addition, our larger size allows us to negotiate better terms with our suppliers allowing us to further optimize our cost base. As the number of merchants on our platforms grows, we also generate increasing amounts of data which in turn enable smarter decisions and optimizations that further increase efficiency.

•
Global macro-economic: We operate alongside continued recessionary concerns and a volatile macro-economic and geo-political situation in many of the world’s largest economies. Inflationary pressures and rising interest rates in key markets may influence consumer sentiment and have a negative effect on consumer spend. Currency exchange rate fluctuations may impact our revenues and expenses and hence, our operating results. Global events have created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely to conduct our business and may also have a negative effect on consumer spend.

Components of Our Results of Operations

Revenue. Our revenue is comprised of service fees and fulfillment services fees.

Service fees revenue is generated as a percentage of the transaction value that flows through our platforms. Fulfillment services revenue is generated through the Company’s offerings of shipping and handling services. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these products or services.

Cost of revenue. Cost of revenue primarily consists of payment acquiring fees, fulfillment costs, including shipping and logistic costs, hosting, operational merchant support expenses, such as customer service, payroll, amortization of acquired intangibles and allocated overhead. Overhead is allocated to cost of revenue based on applicable headcount. We expect cost of revenue to increase in absolute dollars in future periods due to our expected expansion. The level and timing of all these items could fluctuate and affect our cost of revenue in the future.

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, including the seasonality of our revenues, revenues mix, changes in cost of goods sold, our continued investments in our platforms, our expected expansion into additional geographies and the growth of our merchant base.

Research and development expenses. Research and development expenses include personnel-related expenses, including merger related contingent consideration, associated with development personnel responsible for the design, development and testing of Company products, other development-related expenses, including cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platforms. We believe continued investments in research and development are important to attain our strategic objectives and maintain our market leadership position. As such, we expect research and development costs to increase in absolute dollars, but this expense may potentially decrease as a percentage of total revenue over time.

Sales and marketing expenses. Sales and marketing expenses primarily consist of the amortization of the Shopify related commercial assets, costs of our sales, marketing and merchant success personnel, sales commissions, marketing activities, merchant acquisition costs, amortization of acquisition related intangible assets, channel partners fees and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount. We intend to continue to invest in our sales and marketing capabilities in the future to further increase our brand awareness and to grow our merchant base. We expect these costs to increase as we grow our business. Sales and marketing expense in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize a commercial agreement asset upon the vesting of the warrants, and we amortize such asset over time.

General and administrative expenses. General and administrative expenses primarily consist of costs of personnel-related expenses including merger related contingent consideration, associated primarily with our finance, legal, human resources and other operational and administrative functions, external professional services and allocated overhead. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we increase the size of our general and administrative function to support the growth of our business.

Financial expenses, net. Financial expenses, net primarily include interest income (expense), currency conversion and other bank-related fees and income and gains (losses) from foreign exchange fluctuations.

Income taxes. Income taxes consist primarily of deferred taxes and income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Our net operating loss carry forwards for Israeli tax purposes amounted to approximately $301 million as of December 31, 2023.

We expect to realize net losses in 2024 as a result of the significant increase in sales and marketing expenses in connection with the vesting of the warrants issued to Shopify.

A.	Operating Results

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2021	2022	2023
(in thousands)
Revenue	245,274	409,049	569,946
Cost of revenue	153,841	250,871	336,343
Gross profit	91,433	158,178	233,603
Operating expenses:
Research and development	29,761	81,206	97,568
Sales and marketing	104,687	206,100	217,035
General and administrative	22,643	60,196	56,059
Total operating expenses	157,091	347,502	370,662
Operating profit (loss)	(65,658)	(189,324)	(137,059)
Financial expenses (income), net	8,570	12,093	(5,262)
Profit (loss) before income taxes	(74,228)	(201,417)	(131,797)
Income taxes (benefit) expenses	705	(6,012)	2008
Net profit (loss)	(74,933)	(195,405)	(133,805)

	Year ended December 31,
	2021	2022	2023
(as a % of revenue)
Revenue	100	100	100
Cost of revenue	62.7	61.3	59.0
Gross profit	37.3	38.7	41.0
Operating expenses:
Research and development	12.1	19.9	17.1
Sales and marketing	42.7	50.4	38.1
General and administrative	9.2	14.7	9.8
Total operating expenses	64.0	85.0	65.0
Operating profit (loss)	(26.8)	(46.3)	(24.0)
Financial expenses, net	3.5	3.0	(0.9)
Profit (loss) before income taxes	(30.3)	(49.2)	(23.1)
Income taxes	0.3	(1.5)	0.4
Net profit (loss)	(30.6)	(47.8)	(23.5)

Reconciliation to Non-GAAP Gross Profit

	Year Ended December 31,
	2021	2022	2023
Gross Profit	91,433	158,178	233,603
Amortization of acquired intangibles included in cost of revenue	-	9,743	11,183
Non-GAAP Gross Profit	91,433	167,921	244,786
Revenues	245,274	409,049	569,946
Non-GAAP Gross Margin	37.3%	41.1%	42.9%

Reconciliation to Adjusted EBITDA

	Year Ended December 31,
	2021	2022	2023

Operating profit (loss)	(65,658)	(189,324)	(137,059)
1 Stock-based compensation:
Cost of revenue	85	262	639
Research and development	4,192	21,970	26,266
Selling and marketing	1,287	3,877	4,259
General and administrative	6,437	12,800	13,796
Total stock-based compensation	12,001	38,909	44,960

2 Depreciation and amortization	331	1,585	1,788

3 Secondary offering costs	879	-	-

4 Commercial agreement asset amortization	84,298	149,047	150,451

5 Amortization of acquired intangibles	-	27,833	20,434

6 Merger related contingent consideration	-	12,161	12,161

7 Acquisition related expenses	573	8,492	-

Adjusted EBITDA	32,424	48,703	92,735

Revenues	245,274	409,049	569,946
Adjusted EBITDA Margin	13.2%	11.9%	16.3%

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue. Revenue increased by $160.9 million, or 39.3%, to $569.9 million for the year ended December 31, 2023 from $409.0 million for the year ended December 31, 2022, consisting of increases in service fees revenue of $80.4 million, or 44.2%, to $262.2 million from $181.9 million, and fulfillment revenue of $80.5 million, or 35.5%, to $307.7 million from $227.2 million.

The increase in service fees revenue resulted primarily from growth of GMV from $2,450 million in the year ended December 31, 2022 to $3,557 million in the year ended December 31, 2023. GMV generated from existing merchants increased by $704 million, primarily attributable to growth in global sales, an increase in the use of our platform to support additional inbound markets and non-organic contribution from Borderfree, which in 2022, contributed only as of July. In the year ended December 31, 2023, new merchants, generated GMV of $403 million compared to $562 million. Organic GMV generated by new merchants has increased in 2023, while overall GMV from new merchants has decreased due the significant contribution of Flow and Borderfree acquisitions to new merchants GMV in 2022. The increase in fulfilment revenue resulted primarily from an increase of transactions processed through our platforms from approximately 12 million in 2022 to approximately 18 million in 2023, certain price adjustments, and was partially offset by an increase in the number of merchants using our platform services on a standalone basis.

Cost of Revenue and Gross Profit Margin. Cost of revenue increased by $85.5 million, or 34.1%, to $336.3 million for the year ended December 31, 2023 from $250.9 million for the year ended December 31, 2022, consisting of increases in service fees costs of $30.6 million, or 54.4%, to $87.0 million from $56.3 million, fulfillment costs of $53.4 million, or 28.9%, to $238.2 million from $184.8 million and $1.4 million of amortization of intangible assets due to the Flow and Borderfree acquisitions. The increase in service fees costs was primarily driven by the increased cost of serving the higher value of transactions processed through our platform and the GMV mix. The increase in fulfilment costs was primarily driven by the growth in the volume of transactions processed through our platforms.

Research and Development Expenses. Research and development expenses increased by $16.4 million, or 20.1%, to $97.6 million for the year ended December 31, 2023 from $81.2 million for the year ended December 31, 2022. This increase was primarily attributable to an increase of $13.4 million in payroll, share-based compensation including merger-related contingent consideration and sub-contractors fees. Headcount increased by 84 to support the further development of our platform capabilities. In addition to the increased headcount we have also recorded merger-related contingent consideration expenses as part of our personnel related expenses.

Sales and Marketing Expenses. Sales and marketing expenses increased by $10.9 million, or 5.3%, to $217 million for the year ended December 31, 2023 from $206.1 million for the year ended December 31, 2022. This increase was primarily driven by an increase of fees paid to our partners of $13.9 million, an increase in payroll and share based compensation of $4.0 million, offset by a decrease in amortization of intangible assets expenses of $8.8 million. Total headcount within sales and marketing increased by 38 from December 31, 2022 to December 31, 2023.

General and Administrative Expenses. General and administrative expenses decreased by $4.1 million, or 6.9%, to $56.1 million for the year ended December 31, 2023 from $60.2 million for the year ended December 31, 2022. This decrease was primarily due to one-off transaction costs in 2022 of $5.1 million incurred from the Flow and Borderfree transactions. Total headcount within general and administrative increased by 14 from December 31, 2022 to December 31, 2023.

Financial Expenses, Net. Financial expenses, net decreased by $17.4 million, or 143.5%, to a financial gain of $5.3 million for the year ended December 31, 2023 from $12.1 million of financial expenses for the year ended December 31,2022, primarily driven by revaluation of financial assets and liabilities, as well as higher interest income derived from interest bearing assets.

Income Taxes. Income taxes increased by $8 million to $2 million of expenses for the year ended December 31, 2023 from $6.0 million of gain for the year ended December 31, 2022, primarily driven by realization of deferred tax liabilities.

B.	Liquidity and Capital Resources

Overview

Since our inception, we have financed our operations primarily through private placements of our equity securities. On May 14, 2021, we completed our initial public offering in which we sold 17,250,000 ordinary shares, which included 2,250,000 ordinary shares sold pursuant to the exercise by the underwriters of an over-allotment option to purchase additional shares, for proceeds of approximately $401.1 million, net of the underwriting discount and before deducting offering expenses. Our cash and cash equivalents, including short-term deposits and marketable securities, were $317.4 million as of December 31, 2023.

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

On January 3, 2022, we completed the Flow Merger, and acquired Flow through the statutory merger of Flow with Global-e NewCo Inc., for an aggregate purchase price of approximately $387 million (in a combination of cash and equity). The Flow Merger was consummated in order to strengthen our offering and capabilities, to allow us access to additional addressable market of emerging brands not currently eligible to use our services. In September 2023, Shopify launched “Shopify Markets Pro”, a white-label cross-border MoR offering, currently available to Shopify US-based merchants. Shopify Markets Pro is based on the Flow platform.

  On July 1, 2022, we completed the acquisition of Borderfree, from Pitney Bowes and its subsidiaries. The Borderfree Acquisition was consummated in order to strengthen our offerings and solutions for merchants, by providing them with enhanced traffic demand generation offerings, and the ability to attract international shoppers to their web store. In addition, we utilized the strategic partnership and commercial relationship with Pitney Bowes that commenced in 2022 as part of the Borderfree acquisition, whereby Pitney Bowes is providing us and our clients with certain cross-border e-commerce logistics services and, in turn, Pitney Bowes’ clients receive access to the cross-border solutions available on our platform.

Our primary requirement for liquidity and capital resources is to finance working capital and capital expenditures, and for general corporate purposes. We believe that the aggregation of our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months. We maintain the majority of our cash and cash equivalents in accounts with major highly rated multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future financing requirements will depend on many factors including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, and the timing and extent of spending to support expansion of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
(in thousands)	2021	2022	2023

Net cash provided by operating activities*	18,151	89,328	108,222
Net cash used in investing activities	(40,489)	(330,101)	(55,039)
Net cash provided by financing activities	398,607	1,239	1,991

* See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Net cash provided by (used in) operating activities

Net cash provided by operating activities was $18.2 million for the year ended December 31, 2021, and was primarily comprised of net loss of $74.9 million, commercial agreement asset amortization of $84.3 million, funds payable to customers of $23.1 million, accrued expenses and other liabilities of 17.9 million, offset by funds receivable of 29.3 million.

Net cash provided by operating activities was $89.3 million for the year ended December 31, 2022, and was primarily comprised of net loss of $195.4 million, commercial agreement asset amortization of $149.0 million, share-based compensation expenses of $38.9 million, amortization of intangible assets of $27.8 million, accrued expenses and other liabilities of $20.5 million, funds payable to customers of $17.7 million and funds receivable of $17.1 million.

Net cash provided by operating activities was $108.2 million for the year ended December 31, 2023, and was primarily comprised of net loss of $133.8 million, commercial agreement asset amortization of $150.5 million, share-based compensation expenses of $45.0 million, amortization of intangible assets of $20.4 million, accrued expenses and other liabilities of $30.6 million.

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

Net cash used in investing activities was $55 million for the year ended December 31, 2023, and was primarily comprised of investments in short-term deposits and money market funds.

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

Net cash provided by financing activities was $2.0 million for the year ended December 31, 2023, and was primarily comprised of proceeds from exercise of share options.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have various non-cancelable operating leases for our corporate offices in Petah Tikva in Israel, in London in the UK, New York City and in Atlanta in the United States. The leases for these facilities expire in 2032, 2029 and 2030, respectively and we have options to renew these leases. As of December 31, 2023, we had fixed future minimum lease payments of $26.7 million, of which $4.1 million is due in the next twelve months.

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

For the years ended December 31, 2023, 2022, and 2021, research and development costs accounted for approximately 17.1%, 19.9% and 12.3% of our total revenue, respectively. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platform.

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

A number of industry trends are reshaping the business environment in which we operate, leading to what we believe is a unique opportunity. Key market dynamics include:

•	Transformation of retail to be online-focused - the retail market continues to undergo a shift towards e-commerce, with growth in online sales overtime, outpacing that of brick and mortar retail.

•
Rise of cross-border e-commerce - Cross-border e-commerce growth rates are outpacing domestic growth rates, propelled by the rise of social media and global influencers, resulting in globalization of consumer tastes and increased cross-border demand.

•	Emphasis on D2C sales - e-commerce enables to enhance D2C sales for traditional and new merchants, which paves a strategic route for merchants to take ownership of shopper relationships worldwide.

•
Challenges in executing on a Do-It-Yourself (“DIY”) strategy - Managing a D2C cross-border network is capital-intensive, requires deep local know-how, and a complex combination of features and capabilities to navigate across markets, further exacerbated by local on-going regulatory changes.

•
Supply chain evolution and disruption - Supply chains and in particular cross border supply chains are developing and enabling more efficient trade over time. Certain global conflicts have disrupted supply chains and weighed on e-commerce trade, the impact was significantly less evident for us, as merchants prioritize D2C over other channels and as air freight has not experienced significant disruptions.

•
Global macro-economic - Inflationary pressures and rising interest rates in key markets may influence consumer sentiment and may have a negative effect on consumer spend. Exchange rate fluctuations may incur us additional costs and losses for revenues in foreign currencies Military hostilities  have created extreme volatility in the global capital markets and may cause disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely on and may also have a negative effect on consumer spend.

Other than as disclosed above and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Our consolidated financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that amounts reported in our consolidated financial statements and accompanying notes. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. The Company is subject to uncertainties such as the impact of future events, economic and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s consolidated financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment evolves.

Application of Critical Accounting Policies and Estimates

Revenue Recognition

The Company’s revenues are comprised of:

1.
Service Fees -The Company provides merchants a global e-commerce platform which enables the sale of their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platforms.

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

Commercial Agreement Asset

During the year ended December 2022 we recognized an asset in connection with a commercial agreement with Shopify Inc., in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution. This asset represents the probable future economic benefit to be realized over a four-year expected benefit period and is valued based on the fair value of the vested warrants on the grant date.

We record amortization expenses related to the commercial agreement asset over a four-year period in the Company’s consolidated statements of operations as a component of sales and marketing.

Impact of Foreign Currency Fluctuation

See Item 3.D. “Risk Factors- We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk-Foreign Currency Exchange Risk.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of March 20, 2024:

Name	Age	Position
Executive Officers
Amir Schlachet	47	Co-Founder, Chief Executive Officer, Director
Shahar Tamari	52	Co-Founder, Chief Operations Officer, Director
Nir Debbi	50	Co-Founder, President, Director
Ofer Koren	53	Chief Financial Officer
Ran Fridman	49	Chief Revenue Officer
Yehiam Shinder	43	Chief Technology Officer

Non-Executive Directors
Gen Tsuchikawa (2)(3)*	62	Director
Miguel Angel Parra *	56	Director
Tzvia Broida (1)*	55	Director
Anna Bakst (1)(2)(3)*	62	Director
Iris Epple-Righi (1)(2)(3)*	58	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating, Governance & Sustainability Committee.
*	Qualifies as independent under the NASDAQ listing standards.

Executive Officers

Amir Schlachet is our Co-Founder and has served as our Chief Executive Officer since May 1, 2013. Mr. Schlachet has also served as a member of our board of directors since February 20, 2013. Prior to co-founding Global-e, Mr. Schlachet served as SVP and strategic advisor to the chief executive officer of Bank Hapoalim, a banking institution, after serving several years as a management consultant with McKinsey & Company, a financial service consulting company. Mr. Schlachet holds an M.B.A. from INSEAD, an M.Sc. in Electrical Engineering from Tel-Aviv University and a B.Sc. in Mathematics, Physics and Computer Science from the Hebrew University of Jerusalem.

Shahar Tamari is our Co-Founder and has served as our Chief Operations Officer since May 1, 2013. Mr. Tamari has also served as a member of our board of directors since February 21, 2013. Mr. Tamari previously served as the VP and Head of e-payments for 888 Holdings, a gaming brand and website, from February 2009 until May 2013. Prior to that, he served as Head of e-Banking Business Development with Bank Hapoalim, a banking institution, for seven years, from October 2001 until January 2009. Mr. Tamari received an M.Sc. in Technology Management and Information Systems from Tel Aviv University, and a B.A. in Business Administration, from the College of Management Academic Studies.

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

Yehiam Shinder has served as our Chief Technology Officer since February 5, 2024, and previously served as our SVP Engineering from April 1, 2023 to February 5, 2024. Prior to joining us, Mr. Shinder served as the Chief Information Officer at Kaltura (NASDAQ:KLTR), a software company, from 2011 until 2022. Prior to that, he held several technology leadership positions at 888 Holdings, a gaming brand and website.

Non-Executive Directors

Miguel Angel Parra has served as a member of our board of directors since January 1, 2020. Mr. Parra currently serves as the Chief Executive Officer of DHL Express Europe, a shipping and logistics company, since January 1, 2024, prior to which he served as the Chief Executive Officer of DHL Express Americas, since 20214, and prior to which he served in numerous management positions, since 1997. Prior to that, from 1986 to 1997, Mr. Parra served as a general manager of TNT Express Worldwide. Mr. Parra holds an associate’s degree in Business from Miami-Dade Community College and is a graduate of the Advanced Management Program of Fuqua School of Business Duke University.

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

Anna Bakst has served as a member of our board of directors since May 14, 2021. From 2018 to 2019, Ms. Bakst served as Brand President and Chief Executive Officer of Kate Spade New York, a fashion retailer. Before that, Ms. Bakst served as Group President at Michael Kors from 2003 to 2017. Prior to Michael Kors, Ms. Bakst served in various positions at Donna Karan International from 1990 to 2001. Ms. Bakst received an M.B.A from Stanford University and a B.S. in Industrial Engineering from Purdue University.

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

Gen Tsuchikawa has served as a member of our board of directors since November 29, 2023. Mr. Tsuchikawa also serves as the Chairman at Sony Ventures Corporation since January 2024, prior to which he served as the CEO and Chief Investment Officer at Sony Ventures Corporation since February 2022, where he directs the venture investment arm of Sony Group Corporation, known as the Sony Innovation Fund. Mr. Tsuchikawa also serves as the Corporate Vice President of Sony Ventures Corporation since June 2011 and previously served in several other executive roles at Sony since 2004. Prior to joining Sony Ventures Corporation, Mr. Tsuchikawa spent 20 years in the finance industry at Merril Lynch and the Industrial Bank of Japan. Mr. Tsuchikawa received a B.A. from Hitotsubashi University in Japan and an M.B.A. from Stanford Graduate School of Business.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2023 was approximately $13.9 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. During the year ended December 31, 2023, our executive officers and directors were granted 382,273 restricted share units under our equity incentive plans. As of December 31, 2023, options to purchase 5,481,900 ordinary shares granted to our executive officers and directors under equity incentive plans, at a weighted average exercise price of $2.88 and having expiration dates generally ten (10) years after the grant date, and 570,868 restricted share units granted under our equity incentive plans, were outstanding.

We pay each of our non-employee directors, other than individuals who served on our board of directors immediately prior to the consummation of our IPO, who serves on the board an annual retainer of $35,000, with additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, or $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $4,250 (or $8,500 for the chairperson) per membership of the nominating and governance committee. In addition, upon election, non-employee directors, other than individuals who served on our board of directors immediately prior to the consummation of our IPO, are granted with restricted share unit awards under our incentive plan at a value of $250,000 which vests on an annual basis over a period of three years. In addition, each non-employee director, other than individuals who served on our board of directors immediately prior to the consummation of our IPO, are granted annual restricted share unit awards under our incentive plan (provided the director is still in office) at a value of $150,000 which shall vest on the first anniversary of the grant date. Individuals who served on our board of directors immediately prior to the consummation of our IPO do not receive additional compensation for their service on our board.

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2023, or the “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2023. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Amir Schlachet, Co-Founder, Chief Executive Officer, Director	306	55	145	2,587	3,093
Shahar Tamari, Co-Founder, Chief Operations Officer, Director	306	70	145	2,587	3,108
Nir Debbi, Co-Founder, President, Director	306	65	145	2,587	3,103
Ofer Koren, Chief Financial Officer	305	56	120	1,105	1,586
Ran Fridman, Chief Revenue Officer	305	64	151	1,026	1,545

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)
All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2023.

(3)
Amounts reported in this column include social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)
Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2023. In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. These amounts were provided for in our 2023 financial statements (but will be paid during 2024).

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2023 with respect to equity-based compensation grants-- options and restricted share units. The relevant amounts underlying the equity awards granted to our officers during 2023, will continue to be expensed in our financial statements over a four-year period during the years 2023-2026 on account of the 2023 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 9 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

Employment and consulting agreements with executive officers and directors

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law. We do not have any service agreements with any of our non-employee directors providing for benefits upon termination of service.

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

We no longer grant any awards under the 2013 Plan as it was superseded by the 2021 Plan, although previously granted awards remain outstanding. Ordinary shares subject to outstanding options granted under the 2013 Plan that expire or become un-exercisable without having been exercised in full will become available again for future grant under the 2021 Plan. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan.

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

As of December 31, 2023, a total of 2,500,000 of our ordinary shares was available for sale under our ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2029, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of (i) 0.5% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis or (ii) such smaller amount as our board of directors may determine. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the ESPP for the fiscal years 2022, 2023 and 2024.

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

The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,500,000 shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (1) five percent (5%) of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year and (2) such smaller amount as our board of directors may determine. No more than 13,500,000 ordinary shares may be issued upon the exercise of incentive stock options, or ISOs. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the 2021 Plan for the fiscal years 2023 and 2024.

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

As of December 31, 2023, a total of 7,761,657 options to purchase ordinary shares, with a weighted average exercise price of $2.56 per share and 1,957,057 restricted share units were outstanding under our 2021 Plan and 2013 Plan. As of December 31, 2023, 18,370,826 ordinary shares were available for future grant under the 2021 Plan.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Amir Schlachet, Nir Debbi and Shahar Tamari, are independent under such rules. Our directors are divided among the three classes as follows:

•	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

•	the Class II directors, are Nir Debbi and Anna Jain Bakst, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

•	The Class III directors are Shahar Tamari, Gen Tsuchikawa and Tzvia Broida, and their terms will expire at our annual meeting of shareholders to be held in 2024.

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

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined under the Nasdaq corporate governance rules and under and Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board members.

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

•
reviewing policies and procedures with respect to related party transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law and the rules of Nasdaq;

•
reviewing policies with respect to assessment and risk management, including the management of financial risks, cybersecurity, and information security risks and discuss with management the steps management has taken to monitor and control these exposures;

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

Our compensation committee consists of Anna Bakst, Iris Epple-Righi and Gen Tsuchikawa. Anna Bakst serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include among others:

•	overseeing the Company's succession planning for the Chief Executive Officer and other office holders;

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

•
reviewing and approving the granting of incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law;

•	administering the Company's compliance with the compensation recovery (clawback) policy required by applicable SEC and Nasdaq rules;

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards;

•	overseeing and periodically reviewing with management the Company's strategies, policies and practices with respect to human capital management and talent development; and

•	periodically evaluating the committee’s performance.

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

•
if the terms of employment include variable components - the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation - the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which they are leaving the company.

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

Following the SEC approval of Nasdaq’s proposed clawback listing standards, under Rule 10D-1, or the Clawback Listing Rules, which directed companies to adopt and comply with a written clawback policy, to disclose and file the policy as an exhibit to its Annual Report, we have adopted effective October 2, 2023, a clawback policy as contemplated pursuant to the Clawback Listing Rules, as filed as an exhibit to this Annual Report as Exhibit 97.1.

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Iris Epple-Righi, Anna Bakst and Gen Tsuchikawa. Iris Epple-Righi serves as chairperson of the committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

•
overseeing and assisting our board in reviewing and recommending nominees for election as directors, including reviewing the board leadership structure to assess whether it is appropriate given the specific characteristics and circumstances of the Company;

•	review the Board leadership structure to assess whether it is appropriate given the specific characteristics and circumstances of the Company and recommend any proposed changes to the board.

•	assisting our board in its oversight relating to corporate responsibility and environmental, social and governance matters;

•	overseeing periodic assessments of the performance of the members of our board and its committees; and

•
establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

•
periodically review, and provide oversight with respect to, the Company’s strategy, initiatives and policies concerning environmental and social matters of significance to the Company (with the Company’s compensation committee having primary responsibility for matters relating to human capital management and the audit committee having primary responsibility for matters related to the incorporation of sustainability matters into the Company's risk management and assessment process, which the committee may discuss with the compensation committee and the audit committee, as appropriate) and may make recommendations to the board regarding environmental and social matters

Code of Conduct

Our board of directors has adopted a written code of conduct that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the investor section of our website.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2023 and since July 27, 2021, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions.

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom they hold a proxy even if such shareholder has no personal interest in the matter.

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

As of December 31, 2023, we had 923 employees worldwide, including 533 in research and development. Of our employees, 448 are in Israel and 475 are in our international locations. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement or expansion orders of such arrangements, with the exception of a small number of employees in France, Spain, Australia and Israel who are covered by mandatory industry-wide collective bargaining agreements in accordance with local law.

In regard to our employees generally, applicable labor and employment laws may govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other terms and conditions of employment, as applicable.

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

             None.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 20, 2024 by:

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

For purposes of the table below, we deem ordinary shares subject to options, RSUs or warrants that are exercisable (or settled, as the case may be) within 60 days of March 20, 2024 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. The percentage of shares beneficially owned is based on 166,307,077 ordinary shares outstanding as of March 20, 2024. Unless otherwise noted below, the address of each shareholder listed below is 9 HaPsagot Street, Petah Tikva 4951041, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions”.

	Number of Ordinary Shares
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares	Percentage of Voting Power

Principal Shareholders
Deutsche Post Beteiligungen Holding GmbH(1)	20,006,696	12.03%	12.03%
Shopify Inc. and its affiliate (2)	21,858,282	13.14%	13.14%
Morgan Stanley and its affiliate (3)	16,662,763	10.02%	10.02%
Abdiel Qualified Master Fund, LP and its affiliates (4)	11,243,934	6.76%	6.76%
Dragoneer Investment Group, LLC (5)	12,437,103	7.48%	7.48%
Directors, Director Nominees and Executive Officers
Amir Schlachet (6)	5,623,392	3.38%	3.38%
Shahar Tamari (7)	5,622,850	3.38%	3.38%
Nir Debbi (8)	5,898,700	3.55%	3.55%
Ofer Koren (9)	566,250	*	*
Ran Fridman (10)	39,573	*	*
Yehiam Shinder (11)	9,920	*	*
Miguel Angel Parra (12)
Tzvia Broida (13)	6,439	*	*
Anna J. Bakst (14)	16,354	*	*
Iris Epple-Righi (15)	16,354	*	*
Gen Tsuchikawa
All executive officers and directors as a group (11 persons)	17,799,832	10.70%	10.70%

*	Indicates ownership of less than 1.0%.

(1)
This information is based on a Schedule 13G/A filed with the SEC on February 2, 2024. Represents 20,006,696 ordinary shares held by Deutsche Post Beteiligungen Holding GmbH, a direct wholly owned subsidiary of Deutsche Post AG and which is affiliated with DHL International GmbH. The address for the Deutsche Post Beteiligungen Holding GmbH is Charles-de-Gaulle-Straße 20, 53113 Bonn. Federal Republic of Germany.

(2)
This information is based on a Schedule 13G/A filed with the SEC on February 13, 2024 and information made available to the Company by Shopify. Both Shopify Inc. and Shopify International Limited may be deemed to beneficially own all of the reported ordinary shares consisting of: (i) 21,612,255 ordinary shares directly held by it and (ii) warrants issuable and exercisable for an additional 246,027 Ordinary Shares that have vested in March 2024. Shopify Inc. has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify Inc. with voting power in excess of 9.7% of the Company’s issued and outstanding equity. The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.The principal business address of Shopify International Limited is 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland.

(3)
This information is based on a Schedule 13G/A filed with the SEC on March 7, 2024. Morgan Stanley has shared voting power over 15,598,951 ordinary shares and shared dipositive power over 16,662,763  ordinary shares and Morgan Stanley Investment Management Inc. has shared voting power over 15,513,391 ordinary shares and a shared dipositive power over 16,563,956  ordinary shares. The securities being reported by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., a wholly-owned subsidiary of Morgan Stanley. The address of Morgan Stanley and of Morgan Stanley Investment Management Inc. is 1585 Broadway New York, NY 10036.

(4)
This information is based on a Schedule 13G/A filed with the SEC on February 14, 2024. Abdiel Qualified Master Fund, LP may be deemed to be the beneficial owner of 10,845,594 ordinary shares. Abdiel Capital, LP, may be deemed to be the beneficial owner of 386,840 ordinary shares, Abdiel Partners, LLC may be deemed to be the beneficial owner of 11,500 ordinary shares, Abdiel Capital Management, LLC, Abdiel Capital Advisors, LP and Colin T. Moran may be deemed to be the beneficial owners of all reported shares. Abdiel Capital Management, LLC and Abdiel Capital Advisors, LP serve as the general partner and the investment manager, respectively, of Abdiel Qualified Master Fund, LP and Abdiel Capital, LP. Abdiel Capital Advisors, LP also serves as the investment manager of Abdiel Partners, LLC. Colin T. Moran serves as managing member of Abdiel Capital Management, LLC and Abdiel Capital Partners, LLC, which serves as the general partner of Abdiel Capital Advisors, LP. and the managing member of Abdiel Partners, LLC. Each of the reporting persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The address for the reporting persons is 90 Park Avenue, 29th Floor, New York, NY 10016.

(5)
This information is based on a Schedule 13G/A filed with the SEC on February 14, 2024. Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of these reporting persons may be deemed to share beneficial ownership of all of the reported ordinary shares. The address for the reporting persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(6)
Includes 3,992,472 ordinary shares that Mr. Schlachet holds directly, 144,120 restricted share units that will be settled within 60 days of March 20, 2024, and 1,486,800 ordinary shares underlying options that were fully vested as at March 20, 2024.

(7)
Includes 3,991,930 ordinary shares that Mr. Tamari holds directly, 144,120 restricted share units that will be settled within 60 days of March 20, 2024, and 1,486,800 ordinary shares underlying options that were fully vested as at March 20, 2024.

(8)
Includes 4,267,780 ordinary shares that Mr. Debbi holds directly, 144,120 restricted share units that will be settled within 60 days of March 20, 2024, and 1,486,800 ordinary shares underlying options that were fully vested as at March 20, 2024.

(9)	Includes 566,250 ordinary shares underlying options that will be exercisable within 60 days of March 20, 2024.
(10)	Includes 39,573 restricted share units that will be exercisable within 60 days of March 20, 2024.
(11)	Includes 9,920 restricted share units that will be exercisable within 60 days of March 20, 2024.
(12)	Mr. Parra holds no shares directly. Mr. Parra serves as the Chief Executive Officer of DHL Express Europe which is affiliated with Deutsche Post Beteiligungen Holding GmbH.
(13)	Includes 6,439 restricted share units that will become exercisable within 60 days of March 20, 2024.
(14)	Includes 16,354 restricted share units that will become exercisable within 60 days of March 20, 2024.
(15)	Includes 16,354 restricted share units that will become exercisable within 60 days of March 20, 2024.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 20, 2024, there were 29 registered holders of our ordinary shares, including Cede & Co., the nominee of The Depository Trust Company, 18 of which are United States registered holders, holding approximately 79% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

The following is a description of related-party transactions we have entered into since January 1, 2021 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

See Note 13 to our audited consolidated financial statements appearing elsewhere in this Annual Report.

2021 Shopify Agreement

We are party to the 2021 Shopify Agreement with Shopify, dated April 12, 2021, pursuant to which we are an exclusive third-party provider of an end-to-end cross-border solution that includes localization, merchant of record, duty and tax calculation and remittance, and shipping services for merchants in a single solution with permissions to access and integrate into the Shopify platform checkout. Shopify however will be entitled to offer its own native, white-label, or branded partnership merchant of record solution to any merchants without limitation. We will pay Shopify a fee equal to a percentage of the GMV for all transactions processed through our platform for applicable Shopify merchants. Although payment of such fee may initially negatively impact margins, we believe that our expanded partnership will afford us an enhanced market position, enabling us to increase GMV, and positions us to realize efficiencies in winning and onboarding Shopify merchants as a result of our permissions to access and exclusively integrate into the Shopify platform checkout.

The agreement has an initial three-year term ending in April 2024, which automatically renews for additional and successive one-year terms unless either party provides the other party with written notice of election to terminate the agreement at least 180 days prior to the end of any such term. The parties did not provide prior notice of termination and accordingly the agreement will automatically be renewed for an additional one year term until April 2025. Either party may immediately terminate the agreement without cause by providing at least 180 days’ prior written notice to the other party. In addition, upon the occurrence of certain events, either party may terminate the agreement immediately upon notice to the other party.

See Note 7 to our audited consolidated financial statements appearing elsewhere in this Annual Report.

Warrant Agreement

On April 12, 2021, we entered into a warrant agreement (the “Original Shopify Warrant”) with Shopify pursuant to which we issued warrants to purchase up to an aggregate of 19,604,239 of our ordinary shares at a price of $0.01 per share expiring upon the earlier of April 12, 2031 and immediately prior to consummation of a merger or acquisition. All of the shares issuable under the Original Shopify Warrant are vested and exercisable. On April 21, 2021, we issued Shopify a replacement warrant (the “Shopify First Replacement Warrant”) to purchase up to an aggregate of 11,853,726 ordinary shares at a price of $0.01 per share on substantially similar terms as the Original Shopify Warrant. On July 14, 2021, we issued Shopify a replacement warrant (the “Shopify Second Replacement Warrant”) to purchase up to an aggregate of 10,865,916 ordinary shares at a price of $0.01 per share on substantially similar terms as the Shopify First Replacement Warrant. As of March 20, 2024, Shopify has exercised 19,604,239 ordinary shares at an exercise price of $0.01 per share.

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

In connection with the execution of the 2022 Shopify Agreement, we issued to Shopify warrants (the “2022 Shopify Warrants”) to purchase (A) up to an aggregate of 1,289,064 of our ordinary shares for a purchase price of $0.01 per share which vested on the date of the 2022 Shopify Agreement (and were exercised in full on February 2, 2022), and (B) up to an aggregate of 738,081 of our ordinary shares for a purchase price of $0.01 per share which vest upon certain performance milestones, of which 246,027 constituting the first milestone have vested and subsequently exercised on January 16, 2023, and 246,027 constituting the second milestone have vested in March 2024.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

From time to time we may apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.

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

The following corporate tax benefits, among others, are available to Industrial Companies:

Amortization of the cost of purchased patents and rights to use a patent or know-how that were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;

Under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

Expenses related to a public offering are deductible in equal amounts over a three-year period commencing on the year of the offering.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon the approval of any governmental authority. The Israel Tax Authority may determine that we do not qualify as an Industrial Company, which could entail our loss of the benefits that relate to this status. There can be no assurance that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2023).

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

In some instances where our shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require from shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations in forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

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

Surtax.

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.

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

Foreign withholding tax (if any) paid on dividends on our ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. Pursuant to applicable United States Treasury regulations, however, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on our ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations and the temporary IRS relief.

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

Disposition of Ordinary Shares

Subject to the discussion below under “-Passive Foreign Investment Company,” a United States Holder generally will recognize capital gain or loss for United States federal income tax purposes on the sale or other taxable disposition of our ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s tax basis in those ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held the ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s tax basis in its ordinary shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our ordinary shares will be treated as United States source income, and a United States Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a United States Holder’s ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if a United States Holder is eligible for the benefit of the income tax convention between the United States and the State of Israel and pays Israeli tax in excess of the amount applicable to the United States Holder under such convention or if the Israeli tax paid is refundable, the United States Holder will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid or the amount of Israeli tax refunded. In addition, pursuant to applicable United States Treasury regulations, if a United States Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors as to whether the Israeli tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations and the temporary IRS relief.

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2023 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2023 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of December 31, 2023, we had $317.4 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2022 and 2023. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

Foreign currency exchange risk

A significant share of our purchase and sale transactions are carried out in different currencies, including U.S. Dollar, Euro and Pounds Sterling, and we bear the risk of diminution in value of the relevant shopper’s purchasing currency in the interim periods between the various transaction stages (e.g. placement/payment and returns/refund). Additionally, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. A decrease of 5% in the U.S. Dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 0.4% and 0.3% for the years ended December 31, 2023 and 2022, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe we have a certain level of built-in “natural currency hedge” provided by our bi-directional volume of sales and broad international activity.

Despite this natural hedge, we may incur additional costs and experience losses resulting from fluctuations in exchange rates for revenues in foreign currencies or upon translation of New Israeli Shekels expenses incurred in Israel, or Pounds Sterling expenses incurred in the United Kingdom, to U.S. Dollars.

In addition, while our financial reporting currency is U.S. Dollars, we currently have significant share of our revenues denominated in foreign currencies, including Pounds Sterling and Euros, and may in the future have significant sales denominated in the currencies of additional countries, which may negatively impact our reported revenues as a result of fluctuations in currency exchange rates vis-à-vis the U.S. Dollar.

During the year ended December 31, 2023, we did not hedge our foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2023. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board members under the rules of Nasdaq.

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

We granted no waivers under our Code of Conduct in 2023.

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of Global-E Online Ltd. at December 31, 2022 and 2023, and for each of the two years in the period ended December 31, 2023, appearing in this Annual Report have been audited by Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Tel Aviv 6492102, Israel.

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2022 and 2023, and breaks down these amounts by category of service:

	2022	2023
	(in thousands)
Audit Fees	$760	$880
Audit Related Fees	$218	$-
Tax Fees	$97	$66
All Other Fees	-	40
Total	$1,075	$986

Audit Fees

Audit fees for the years ended December 31, 2022 and 2023 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

Audit related fees for the year ended December 31, 2022 related to services in connection with the Flow Merger and Borderfree acquisition. There were no audit related fees for the year ended December 31, 2023.

Tax Fees

Tax fees for the years ended December 31, 2022 and 2023 related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2022 and 2023 related to services in connection with non-audit compliance and review work.

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

Not applicable.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

     Not applicable.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is based on various cybersecurity standards in which we are certified, including ISO 27001, SOC 2 Type 2 and SOC 3. We have also obtained and maintain PCI-DSS (level 1) certification. While we may not always meet every technical standard, specification and requirement specified in these frameworks at all times, we use these frameworks to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program shares common principles, oversight, reporting channels and governance processes with our general risk management processes.

Primarily, our cybersecurity risk management approach, include, but are not limited to:

•	risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing (a) our cybersecurity risk assessment processes, (b) our security controls, and (c) our response to cybersecurity incidents;

•	physical and technical security measures, including encryption, authentication, and access controls;

•	cybersecurity awareness training and internal cybersecurity resources for our employees;

•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes; and a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

•	a third-party risk management process for service providers, suppliers, and vendors based on their criticality and risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors—We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities, and adverse effects on our results of operations and growth prospects.”

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee overall risk management, including oversight of cybersecurity and other information technology risks. The audit committee members receive periodic briefings from management on our cybersecurity risks, and our management updates our audit committee members, as necessary, regarding any significant cybersecurity incidents. Our audit committee members also receive briefings from management on our cyber risk management program. Our board of directors is periodically briefed regarding management’s activities, including those related to cybersecurity.

Our management team, including our CTO and CISO, along with our Data Protection Officer (DPO), have primary responsibility for assessing and managing our material risks from cybersecurity threats. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our CTO and CISO have a combined experience of over three decades of experience in executive leadership across multiple industries (banking, SaaS and other online services) in the areas of production systems, data integrity and information security.

Our management team oversees efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from our CISO and other security personnel and external consultants; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

Item 17. Financial Statements

We have provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of Kost Forer Gabbay & Kasierer (a member of EY Global), an independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

Item 19. Exhibits.

			Incorporation by Reference
						Filed /
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-259371	3.1	September 7, 2021
2.1	Specimen share certificate	F-1	333-259371	4.1	September 7, 2021
2.2	Description of Securities					*
4.1	Form of Indemnification Agreement	F-1	333-259371	10.1	September 7, 2021
4.2#	2013 Share Incentive Plan	F-1	333-259371	10.2	September 7, 2021
4.3#	2021 Share Incentive Plan.	F-1	333-259371	10.3	September 7, 2021
4.4#	2021 Employee Stock Purchase Plan	F-1	333-259371	10.7	September 7, 2021
4.5#	Compensation Policy for Directors and Officers	F-1	333-259371	10.6	September 7, 2021
4.6†	Service Agreement by and between DHL International (UK) Limited and Global-e Online. Ltd., dated as of March 1, 2022	20-F	001-40408	4.6	March 31, 2023
4.7†	Letter Agreement re: DHL Special Rights between the Registrant and DHL International GmbH, dated as of March 27, 2017, as amended	F-1	333-259371	10.5	September 7, 2021
4.8	Stock Purchase Warrant dated as of July 14, 2021, by and between the Registrant and Shopify International Limited	F-1	333-259371	10.8	September 7, 2021
4.9†	Partnership and Services Agreement, dated as of April 12, 2021, by and between Shopify Inc. and the Registrant	F-1	333-259371	10.9	September 7, 2021
4.10	Share Purchase Warrant dated as of January 4, 2022 by and between the Registrant and Shopify Strategic Holdings LLC	20-F	001-40408	4.10	March 28, 2022
4.11†	Share Purchase Warrant dated as of January 4, 2022 by and between the Registrant and Shopify Strategic Holdings LLC	20-F	001-40408	4.11	March 28, 2022
4.12†	Amended and Restated Master Services Agreement, dated as of January 4, 2022, by and between Shopify Inc., Flow Commerce Inc. and the Registrant	20-F	001-40408	4.12	March 28, 2022
4.13	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its shareholders	F-1	333-259371	4.2	September 7, 2021
8.1	List of subsidiaries of the Registrant					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant					*
97.1	Policy for Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.					*

*	Filed herewith.

**	Furnished herewith.

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

GLOBAL-E ONLINE LTD.
Date: March 28, 2024	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer

Global-E Online LTD.

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global-E Online Ltd. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2024 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company derives its revenue from providing merchants a global direct-to-consumer e-commerce platform which enables to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform and from shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers. The Company’s revenue recognition process involves several applications responsible for the initiation, processing, recording of transactions, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

Auditing the Company's accounting for revenue from contracts with customers was challenging due to the high volume of individually-low-monetary-value transactions and the dependency on the effective design and operation of multiple applications, some of which are custom-made for the Company’s business, and data sources associated with the revenue recognition process.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s accounting for revenue from contracts with customers.

With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation, processing and recording of revenue, which included processes and controls related to access to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems. For example, with the assistance of IT professionals, we tested the controls over the Company’s billing reconciliation process.

Our audit procedures included, among others, substantive audit procedures that included testing the completeness and accuracy of the underlying data within the Company’s billing system and extracting data from the system to evaluate the completeness and accuracy of recorded revenues, tracing sales transactions to third-party payment service providers, and testing a sample of cash to billings reconciliations. We have also evaluated the Company’s disclosures included in Note 2 to the consolidated financial statements.

KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2013.

Tel-Aviv, Israel
March 28, 2024

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Global-E Online Ltd.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Global-E Online Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), convertible preferred shares and shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 28, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel

March 28, 2024

Global-E Online LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2022	2023
Assets
Current assets:
Cash and cash equivalents	165,033	200,081
Short-term deposits	46,353	96,939
Accounts receivable (net of allowance for credit losses of $724 and $681 as of December 31, 2022 and 2023, respectively)	16,424	27,841
Prepaid expenses and other current assets	51,904	63,967
Marketable securities	16,813	20,403
Funds receivable, including cash in banks	78,125	111,232
Total current assets	374,652	520,463
Property and equipment, net	10,283	10,236
Operating lease right-of-use assets	19,718	23,052
Long term deposits	3,225	3,552
Deferred contract acquisition and fulfillment costs, noncurrent	1,825	2,668
Deferred tax assets	171	-
Other assets, noncurrent	3,739	4,078
Commercial agreement asset	282,963	192,721
Goodwill	367,566	367,566
Intangible assets	98,458	78,024
Total long-term assets	787,948	681,897
Total assets	1,162,600	1,202,360
Liabilities, and Shareholders’ Equity
Current liabilities:
Accounts payable (including related party payables of $30,809 and $31,520 as of December 31, 2022 and 2023, respectively)	52,220	50,943
Accrued expenses and other current liabilities (including related party payables of $5,719 and $6,892 as of December 31, 2022 and 2023, respectively)	75,990	107,306
Funds payable to Customers	78,125	111,232
Short term operating lease liabilities	3,245	4,031
Total current liabilities	209,580	273,512
Long-term liabilities:
Deferred tax liabilities, net	6,558	6,507
Long term operating lease liabilities	16,579	19,291
Other long-term liabilities	1,762	1,071
Total liabilities	234,479	300,381
Shareholders’ equity:
Ordinary Shares, with no par value, 300,000,000 and 300,000,000 shares authorized as of December 31, 2022 and 2023, respectively; 161,316,543 and 165,773,914, shares issued and outstanding as of December 31, 2022 and 2023, respectively;	-	-
Additional paid-in capital	1,253,093	1,360,250
Accumulated comprehensive loss	(1,926)	(1,420)
Accumulated deficit	(323,046)	(456,851)
Total shareholders’ equity	928,121	901,979
Total liabilities, and shareholders’ equity	1,162,600	1,202,360

The accompanying notes are an integral part of these consolidated financial statements.
F - 5

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2021	2022	2023
Revenue	245,274	409,049	569,946
Cost of revenue (including related party costs of $90,315, $129,629 and $177,076 for the years ended December 31, 2021, 2022 and 2023, respectively)	153,841	250,871	336,343

Gross profit	91,433	158,178	233,603

Operating expenses:
Research and development	29,761	81,206	97,568
Sales and marketing	104,687	206,100	217,035
General and administrative	22,643	60,196	56,059
Total operating expenses	157,091	347,502	370,662
Operating loss	(65,658)	(189,324)	(137,059)
Financial expenses (income), net	8,570	12,093	(5,262)
Loss before income taxes	(74,228)	(201,417)	(131,797)
Provision for income taxes (benefits)	705	(6,012)	2,008
Net loss	(74,933)	(195,405)	(133,805)
Net loss attributable to ordinary shareholders	(74,933)	(195,405)	(133,805)
Net loss per share attributable to ordinary shareholders, basic and diluted	(0.74)	(1.24)	(0.81)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	101,737,026	157,691,173	164,353,909

The accompanying notes are an integral part of these consolidated financial statements.
F - 6

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2021	2022	2023

Net loss	(74,933)	(195,405)	(133,805)
Other comprehensive income:
Unrealized gain (loss) on available-for-sale marketable securities, net	(270)	(1,767)	506
Other comprehensive income (loss)	(270)	(1,767)	506
Comprehensive loss	(75,203)	(197,172)	(133,299)

The accompanying notes are an integral part of these consolidated financial statements.
F - 7

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Convertible Preferred Shares		Ordinary Shares
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
Balance as of December 31, 2020	162,101	112,553	21,761,400	-	8,087	111	(52,708)	(44,510)

Conversion of preferred shares to Ordinary Shares	(162,101)	(112,553)	97,260,600		112,553			112,553
Issuance of warrants to Ordinary Shares					280,842			280,842
Exercise of options and vested RSUs granted to employees			2,018,942	-	1,584			1,584

Other comprehensive loss						(270)		(270)
Share-based compensation expense					12,001			12,001
Issuance of Ordinary Shares in IPO, net			17,250,000		396,344			396,344
Exercise of Warrants to Ordinary Shares			12,165,559		12,139			12,139

Net Loss							(74,933)	(74,933)

Balance as of December 31, 2021	-	-	150,456,501	-	823,550	(159)	(127,641)	695,750

Issuance of warrants to Ordinary Shares					235,466			235,466
Exercise of options and vested RSUs granted to employees			1,314,057	-	1,166			1,166

Other comprehensive loss						(1,767)		(1,767)
Share-based compensation expense					38,909			38,909
Exercise of Warrants to Ordinary Shares			7,215,924		73			73
Issuance of Ordinary Shares in connection with the business combination			2,330,061		153,929			153,929

Net Loss							(195,405)	(195,405)

Balance as of December 31, 2022	-	-	161,316,543	-	1,253,093	(1,926)	(323,046)	928,121

Issuance of warrants to Ordinary Shares	-	-			60,206			60,206
Exercise of options and vested RSUs granted to employees			2,016,124		1,969			1,969
Issuance of Shares due to Contingent Consideration			219,600		-			-

Other comprehensive income						506		506
Share-based compensation expense					44,960			44,960
Exercise of Warrants to Ordinary Shares			2,221,647		22			22

Net Loss							(133,805)	(133,805)

Balance as of December 31, 2023	-	-	165,773,914	-	1,360,250	(1,420)	(456,851)	901,979

The accompanying notes are an integral part of these consolidated financial statements.
F - 8

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2021	2022	2023

Cash flows from operating activities:
Net loss	$(74,933)	$(195,405)	$(133,805)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	331	1,585	1,788
Share-based compensation expense	12,001	38,909	44,960
Commercial agreement asset amortization	84,298	149,047	150,451
Intangible assets amortization	-	27,833	20,434
Unrealized loss (gain) on foreign currency	2,403	7,843	(1,901)
Changes in accrued interest and exchange rate on short-term deposits	-	(291)	(416)
Changes in accrued interest and exchange rate on long-term deposits	24	(931)	(255)
Realized losses from marketable securities	140	73	-
Warrants liabilities to preferred shares	5,872	-	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable .	(5,591)	2,662	(11,417)
Increase in prepaid expenses and other assets	(23,239)	(2,685)	(11,735)
Decrease (increase) in funds receivable	(29,272)	17,097	(11,074)
Increase in other assets, noncurrent	-	(1,279)	(339)
Increase in funds payable to customers	23,143	17,736	33,107
Decrease in operating lease ROU assets	1,382	3,253	3,230
Increase in deferred contract acquisition costs	(814)	(761)	(1,207)
Increase (decrease) in accounts payable (including an increase of related party payables of $4,100, $12,651, $711 for the years ended December 31, 2021, 2022 and 2023, respectively)	5,007	16,648	(1,277)
Increase in accrued expenses and other liabilities (including an increase of related party payables of $237, $2,362, $1,173 for the years ended December 31, 2021, 2022 and 2023, respectively)	17,926	20,531	30,625
Increase (decrease) in deferred taxes	(90)	(8,178)	120
Decrease in operating lease liabilities	(437)	(4,359)	(3,067)
Net cash provided by operating activities	18,151	89,328	108,222
Cash flows from investing activities:
Acquisition of a business, net of cash acquired (see note 6)	-	(317,483)	-
Investment in marketable securities	(2,806)	(8,298)	(3,728)
Proceeds from marketable securities	748	8,110	671
Purchases of short-term and long-term investments	(117,205)	(78,478)	(175,319)
Proceeds from short-term and long-term investments	81,657	74,400	125,078
Purchases of property and equipment	(2,883)	(8,352)	(1,741)
Net cash used in investing activities	(40,489)	(330,101)	(55,039)
Cash flows from financing activities:
Proceeds from exercise of share options	1,584	1,166	1,969
Proceeds from issuance of Ordinary Shares in IPO, net of issuance costs	396,494	-	-
Proceeds from exercise of warrants to Ordinary Shares	529	73	22
Net cash provided by financing activities	398,607	1,239	1,991

Exchange rate differences on balances of cash, cash equivalents and restricted cash	(2,403)	(7,843)	1,901
Net increase (decrease) in cash, cash equivalents, and restricted cash	373,866	(247,377)	57,075
Cash and cash equivalents and restricted cash-beginning of period	85,033	458,899	211,522
Cash and cash equivalents and restricted cash-end of period	$458,899	$211,522	$268,597
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$5	$249	$729
Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable	$1	$-	$-

ROU assets and lease liabilities created during the period	$17,329	$2,862	$6,565

Conversion of warrants liability to Ordinary Shares	$11,610	$-	$-
Recognition of Commercial agreement asset	$280,842	$235,467	$60,206

The accompanying notes are an integral part of these consolidated financial statements.

F - 9

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.	Organization and Description of Business

Global-E Online Ltd. was incorporated on February 21, 2013 under the laws of the state of Israel and commenced operations at that time.

The company and its subsidiaries (together, "Global-E", the "Company") offer a leading platform to enable and accelerate global, direct-to-consumer (“D2C”) e-commerce. The platform was purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world. The Company’s platform localizes the shopper experience in effort to make international transactions as seamless as domestic ones. The platform increases the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. The platform provides an integrated solution that creates a localized and frictionless shopper experience and is simple to manage, flexible to adjust and smart in its local market insights and best practices. The vast capabilities of the Company’s end-to-end platform include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under the Global-e platform to enhance the shopper experience and enable merchants to capture the global opportunity.

On January 3, 2022, the Company completed the acquisition of Flow Inc and its subsidiaries (“Flow”) (“Flow Acquisition”). Flow’s technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive international sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Flow’s global infrastructure for shipping and tax and duty compliance. Flow was founded in 2015 and is based in Hoboken, NJ with a globally distributed workforce.

On July 1, 2022, the Company completed the acquisition of Borderfree Inc, Borderfree UK and Pitney Bowes Payco Ireland and their subsidiaries (“Borderfree”) (“Borderfree Acquisition”). Borderfree’s technology provides an end-to-end solution to individual retailers to facilitate international e-commerce transactions for consumer goods between such individual retailers and their consumers located in different countries, from initial consumer orders to the ultimate delivery to the consignee.

The Flow and Borderfree acquisitions were accounted for by the acquisition method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed (See Note 6).

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

In the years ended December 31, 2021, the revenue generated by the Company’s largest customer was $31,346. In the year ended December 31, 2022, and 2023 there aren’t revenues from a single customer which exceed 10% of the Company’s revenues.

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

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2021	2022	2023
Cash and cash equivalents	$448,623	$165,033	$200,081
Cash and cash equivalents included in funds receivable	$10,063	$46,302	$68,334
Restricted cash included in other assets	$213	$187	$182

Total cash, cash equivalents, and restricted cash	$458,899	$211,522	$268,597

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and re-evaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income, which is reflected as a component of shareholders’ equity. The Company periodically evaluates its marketable securities to assess whether those account for a credit loss. Expected credit losses on available-for-sale debt securities are recognized in financial expenses, net, on the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in stockholders' equity. For the year ended December 31, 2021, the Company has recognized other than temporary impairment in the amount of $140 in its Consolidated Statements of operations as a result of the Company intention to sell specific Marketable securities. The Company has not recorded credit losses for the year ended December 31, 2022 and 2023. The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in financial expenses (income), net, in the Consolidated Statements of Operations. If neither of these criteria are met, the Company determines whether credit loss exists. Changes in allowance for expected credit losses, is recorded in financial expenses (income), net.

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

Financial instruments consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivables, accounts payables, accrued liabilities, and marketable securities. Short-term deposits, Cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Marketable securities are stated at fair value on a recurring basis. See note 14.

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

The total accumulated other comprehensive income was comprised as follows:

	Year ended December 31,
	2021	2022	2023
	Unrealized gain (loss) on marketable securities	Unrealized gain (loss) on marketable securities	Unrealized gain (loss) on marketable securities
Beginning balance	$111	$(159)	$(1,926)
Net current period other comprehensive income (loss)	(410)	(1,840)	506
reclassification adjustments for losses included in net income	140	73	-
Total accumulated other comprehensive loss	$(159)	$(1,926)	$(1,420)

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statement of operations.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

When testing goodwill for impairment, the Company may first perform a qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. There was no impairment of goodwill in the years ended December 31, 2022 and 2023.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company’s revenues are comprised of:

1.

Service Fees –The Company provides merchants a global direct-to-consumer e-commerce platform which enables to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2021		2022		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)

Service fees	$96,659	39%	$181,887	44%	$262,255	46%
Fulfillment services	148,615	61%	227,162	56%	307,692	54%

Total revenue	$245,274	100%	$409,049	100%	$569,946	100%

The Company's revenues from service fees provided on a standalone basis were $8,366, $16,515 and $44,461 for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2021		2022		2023
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)

United States	71,095	29%	173,967	43%	285,619	50%
United Kingdom	$113,835	47%	$146,562	36%	$173,584	30%
European Union	58,177	23%	78,491	19%	92,566	16%
Israel	1,052	* )	1,357	* )	1,806	* )
Other	1,115	* )	8,672	2%	16,371	3%

Total revenue	$245,274	100%	$409,049	100%	$569,946	100%

*) Less than 1%

Deferred contract acquisition and fulfillment costs

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company capitalizes costs incurred to fulfill its contracts when the costs relate directly to a contract and are expected to generate resources that will be used to satisfy the performance obligation under the contract and are expected to be recovered through revenues generated under the contract. Costs to fulfill contracts are expensed to cost of revenue on a straight-line basis over the estimated technological useful life of the Company's solution which are estimated to be five years.

The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The following tables represent a roll forward of deferred contract acquisition costs:

Cost to obtain a contract:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Beginning balance	$987	$1,801	$2,562
Additions to deferred contract acquisition costs	1,188	1,378	1,463
Amortization of deferred contract acquisition costs	(374)	(617)	(868)
Ending balance	$1,801	$2,562	$3,157

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$487	$737	$970
Deferred contract acquisition costs, noncurrent	1,314	1,825	2,187
Total deferred contract acquisition costs	$1,801	$2,562	$3,157

Cost to fulfill a contract:

Year Ended December 31,
2023
(in thousands)

Beginning balance	$-
Additions to deferred contract acquisition costs	659
Amortization of deferred contract acquisition costs	(46)
Ending balance	$613

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$133
Deferred contract acquisition costs, noncurrent	481
Total deferred contract acquisition costs	$613

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

General and Administrative

General and administrative expenses primarily consist of personnel-related expenses and merger-related contingent consideration, associated primarily with the Company’s finance, legal, human resources and other operational and administrative functions, professional fees for external legal, accounting and other consulting services, and allocated overhead.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Revenue by geographical region can be found in the revenue recognition disclosures in Note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization as well as the Company’s operating lease ROU assets by geographic region:

	December 31,
	2021	2022	2023
	(in thousands)

Israel	$18,383	$22,823	$23,113
United Kingdom	2,642	3,279	2,799
United States	2,326	3,828	7,265
Rest of world	26	71	111
Total assets, net	$23,377	$30,001	$33,288

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Israeli Severance Pay

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, for these employees any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. For employees which are not under Section 14 of the Severance Pay Law, as of December 31, 2022 and 2023 there is an asset and a liability in the consolidated balance sheets in the total of $1,227 and 1,762 and $733 and $1,071, respectively. During the years ended December 31, 2022 and 2023, the Company recorded $2,167and $691, respectively, in severance expenses related to these employees.

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

	Year Ended December 31
	2021	2022	2023
	(in thousands)
Beginning of the year	$5,738	$-	$-
Change in fair value	5,872	-	-
Conversion to shares	(11,610)	-	-
End of year	$-	$-	$-

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Accounting Pronouncements Not Yet Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Reportable Segments (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses, including public entities with a single operating or reportable segment. The updated standard will be effective for annual periods beginning in fiscal 2024 and interim periods beginning in the first quarter of fiscal 2025. Early adoption is permitted. The Company expect this ASU to only impact its disclosures with no impacts to the results of operations, cash flows, and financial condition.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands disclosures in an entity’s income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The updated standard will be effective for annual periods beginning in fiscal 2026. The Company expect this ASU to only impact its disclosures with no impacts to the results of operations, cash flows, and financial condition.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Immaterial Prior Period Error Correction

During the year ended December 31, 2023, the Company has voluntarily corrected retrospectively an immaterial error related to the presentation of “Exchange rate differences on balances of cash, cash equivalents” as a separate part of the reconciliation of the change in the "Total cash, cash equivalents and restricted cash” in the consolidated statements of Cash Flows, which was not included in previously issued consolidated financial statements.

The following tables summarize the effects of the corrections on the Company’s consolidated statements of Cash Flows for the years ended December 31, 2022, and 2021:

	Year Ended December 31, 2022
	As Previously Stated	Adjustment	As Revised
	(in thousands)

Unrealized loss (gain) on foreign currency	$-	$7,843	$7,843
Net cash provided by operating activities	$81,485	$7,843	$89,328
Exchange rate differences on balances of cash, cash equivalents and restricted cash	$-	$(7,843)	$(7,843)

	Year Ended December 31, 2021
	As Previously Stated	Adjustment	As Revised
	(in thousands)

Unrealized loss (gain) on foreign currency	$-	$2,403	$2,403
Net cash provided by operating activities	$15,748	$2,403	$18,151
Exchange rate differences on balances of cash, cash equivalents and restricted cash	$-	$(2,403)	$(2,403)

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2022	2023
	(in thousands)

Indirect tax receivables and related prepaid expenses	$43,293	$46,802
Prepaid expenses	7,847	14,805
Other	764	2,360
Prepaid expenses and other current assets	$51,904	$63,967

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2022	2023
	(in thousands)

Computer and software	$2,637	$3,176
Furniture and office equipment	1,382	1,836
Leasehold improvements	8,883	9,631

Property and equipment, gross	12,902	14,643
Less: accumulated depreciation and amortization	(2,619)	(4,407)

Property and equipment, net	$10,283	$10,236

Depreciation and amortization expense were $331, $1,585 and $1,788 for the years ended December 31, 2021, 2022 and 2023, respectively. During the year ended December 31, 2022, and 2023, the Company wrote-off $76 and $105, respectively, of fully depreciated assets.

5.	Goodwill and intangible assets, net

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount

Balance as of December 31, 2022	$367,566
Addition from acquisitions	-
Balance as of December 31, 2023	$367,566

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets, net

	December 31,
	2022	2023

Cost:

Technology	$63,677	$63,677
Customer relations	27,856	27,856
Partnership Agreement	11,366	11,366
Marketing Asset	19,263	19,263
Trademark	731	731
GTS Duty Calculator	3,398	3,398

	$126,291	$126,291

Less - accumulated amortization	$27,833	$48,267

Intangible assets, net	$98,458	$78,024

As of December 31, 2021 the Company did not have any acquired intangible assets

Estimated amortization expense for the years ended:

2024	$18,812
2025	17,607
2026	17,607
2027	14,165
2028	8,840
Thereafter	993

$78,024

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

	December 31,
	2022	2023

Cost of revenues	$9,743	$11,183
Selling and marketing	18,090	9,251

	$27,833	$20,434

For the year ended December 31, 2021 the Company did not recognize amortization expense related to acquired intangible assets.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	BUSINESS COMBINATIONS

A.
On January 3, 2022, the Company consummated the Flow Acquisition, a private Company. Flow’s technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive international sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need - whether it is localization, experience optimization, currency exchange, and payments, or Flow’s global infrastructure for shipping and tax and duty compliance. Flow was founded in 2015 and is based in Hoboken, NJ with a globally distributed workforce.

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

Under the purchase price allocation, the Company allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Flow. Goodwill is not deductible for income tax purposes.

The following table summarizes the fair value of assets acquired and liabilities assumed as of the acquisition date:

Cash and Cash Equivalents	$10,334
Funds Receivable	2,755
Accounts Receivables	4,880
Prepaid Expenses and Other Accounts Receivable	1,153
Property and Equipment, net	171
Long Term Lease Deposits	75
Intangible assets	83,459
Goodwill	300,876
Total assets acquired	403,703

Liabilities
Deferred tax liabilities, net	5,560
Accounts Payable	3,762
Accrued Expenses and Other Current Liabilities	4,623
Funds Payable to Customers	2,755
Total liabilities assumed	16,700

Total purchase consideration	$387,003

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Useful life
		(In years)

Technology (1)	$58,892	7
Partnership Agreement (1)	11,366	6
Customer Relationships (1)	12,470	1
Trademark (1)	731	2
Total Intangible assets acquired	$83,459

(1)	Technology, Partnership Agreement, Customer relationships and Trademark's fair values were determined using the income approach.

The results of operations of Flow have been included in the consolidated financial statements since the acquisition date of January 3, 2022. Flow's revenue included in the Company’s consolidated statement of operations from January 3, 2022 through December 31, 2022 was $21,151. There is no practical way to determine net income attributable to Flow due to integration.

B.
On July 1, 2022, the Company consummated the Borderfree Acquisition. Borderfree's technology is a software solution for emerging brands to accelerate and optimize their global expansion and drive international sales in over 200 countries worldwide. The solution allows merchants to use the tools and services they need — whether it is localization, experience optimization, currency exchange, and payments, or Borderfree’s global infrastructure for shipping and tax and duty compliance.

In accordance with the acquisition method of accounting, the total purchase price for the Borderfree Acquisition was $101,880, subject to working capital adjustments, comprised only of cash.

Under the preliminary purchase price allocation, the Company allocates the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is not expected to exceed one year. No adjustments to the preliminary purchase price allocation were made during the measurement period.

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of Borderfree. Goodwill is not deductible for income tax purposes.

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $8,492 during the year ended December 31, 2022 which were included in general and administrative expenses in the consolidated statements of income (loss).

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

Cash and Equivalents	$5,732
Accounts Receivable	5,021
Other receivables	971
Inventory	90
Long term receivables	2,460
Fixed assets, net	76
Intangible assets	42,832
Goodwill	66,690
Total assets acquired	123,872

Liabilities
Deferred tax liabilities, net	9,005
Accounts payable	7,746
Other accounts payable	5,241
Total liabilities assumed	21,992

Total purchase consideration	$101,880

The following table summarizes the preliminary estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Useful life
		(In years)

Marketing Asset (1)	$19,263	5
Customer Relationships (1)	15,386	5
Technology (1)	4,785	2
GTS Duty Calculator (1)	3,398	9
Total Intangible assets acquired	$42,832

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

The unaudited pro forma results have been prepared based on estimates and assumptions, which the Company believe are reasonable; however, they are not necessarily indicative of the consolidated results of operations had the acquisition occurred on January 1, 2021, or of future results of operations.

7.	Commercial Agreement Assets

During the years ended December, 2021 and 2022, the Company recognized assets in connection with commercial agreements with Shopify , in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution and for providing a white label solution for Shopify Markets Pro These assets represent the probable future economic benefits to be realized over a four-year expected benefit period and are valued based on the fair value of the vested warrants on the grant date. As of December 31, 2021, 2022 and 2023 the Company recognized assets of $280.8 million, $504.7 million $552.1 million associated with the fair value of the vested warrants.

During the year ended December 31, 2022 the Company granted Shopify warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones.

As at December 31, 2023, the first milestone has been completed and 246,027 warrants to Ordinary Shares were exercised by Shopify Inc. for the price of $0.01 per share. As the Company estimates that all predetermined terms will be met, the Company recorded expenses related to this warrant to represent the probable future economic benefits to be realized over a four-year expected benefit period. See note 16 for additional information.

For the years ended December 31, 2021, 2022 and 2023, the Company recorded amortization expenses related to the commercial agreement assets of $84.3 million, $149 million and $150 million, respectively, in the Company’s consolidated statements of operations as a component of sales and marketing expense.

Shopify are owners of 13.2% of Global-e outstanding shares as of December 31, 2023. Shopify has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify with voting power in excess of 9.7% of the Company’s issued and outstanding equity as of December 31, 2023.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2022	2023
	(in thousands)

Accrued Expenses	$16,185	$25,806
Accrued indirect taxes and related liabilities	26,347	37,654
Accrued compensation and benefits	19,918	26,821
Advancements from customers	9,163	10,522
Other current liabilities	4,377	6,503
Accrued expenses and other current liabilities	$75,990	$107,306

9.	Shareholders’ Equity and Equity incentive Plan

A.	General:

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

The Company no longer grant any awards under the 2013 Plan as it was superseded by the 2021 Plan, although previously granted awards remain outstanding. Ordinary Shares subject to outstanding options granted under the 2013 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The 2021 Share Incentive Plan, or the 2021 Plan, was adopted by the Company’s board of directors on March 1, 2021. The 2021 Plan provides for the grant of equity-based incentive awards to the Company’s employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

The maximum number Ordinary Shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,500,000 shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to five percent (5%) of the outstanding Ordinary Shares of the Company on the last day of the immediately preceding calendar year. No more than 13,500,000 Ordinary Shares may be issued upon the exercise of incentive stock options, or ISOs. If permitted by the Company’s board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. The Company’s board of directors may also reduce the number of Ordinary Shares reserved and available for issuance under the 2021 Plan in its discretion.

A summary of share option activity under the Company’s equity incentive plan and related information is as follows:

	Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)

Balance as of December 31, 2022	9,054,293	$2.38	6.20	$165,347
Granted	-
Exercised	(1,258,511)	$1.24		$48,312
Forfeited	(34,125)	$2.07
Balance as of December 31, 2023	7,761,657	$2.56	5.44	$287,694
Exercisable as of December 31, 2023	7,368,603	$2.47	5.37	$294,894

During the year ended December 31, 2021, 2022 and 2023 no share options were granted. For the years ended December 31, 2021, 2022 and 2023 the total intrinsic value of the options exercised were $124,763, $18,991 and $48,312, respectively. As of December 31, 2023, unrecognized share-based compensation cost related to unvested share options was $1,849, which is expected to be recognized over a weighted-average period 0.63 years.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of RSU’s activity under the Company’s equity incentive plan and related information is as follows:

	Amount of RSU’s	Weighted average grant date fair value

Unvested as of December 31, 2022	1,348,682	$36.18
Granted	1,515,673	28.55
Vested	(757,613)	34.38
Forfeited	(149,685)	30.08

Unvested as of December 31, 2023	1,957,057	$31.15

As of December 31, 2021,2022 and 2023, unrecognized share-based compensation cost related to unvested RSU’s was $23,402, $38,614 and $49,315, respectively, which are expected to be recognized over a weighted-average period of 2.55, 2.17 and 2.38 years.

Share-Based Compensation

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Cost of revenue	$85	$262	$639
Research and development	4,192	21,970	26,266
Sales and marketing	1,287	3,877	4,259
General and administrative	6,437	12,800	13,796
Total share-based compensation expense	$12,001	$38,909	$44,960

The Company has the following Ordinary Shares reserved for future issuance:

	December 31,
	2022	2023

Outstanding share options	9,054,293	7,761,657
Unvested RSU’s	1,348,682	1,957,057
Remaining shares available for future issuance under the Incentive Plan	19,705,622	18,370,826

Total shares of Ordinary Shares reserved	30,108,597	28,089,540

Ordinary Share warrants

Ordinary Share warrants are included as a component of additional paid in capital within the consolidated balance sheets.

During the year ended December 31, 2021, the Company granted warrants to purchase 19,604,239 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc. The exercise price was $0.01 per share, and the term of the warrants was 10 years. The Company valued the warrants at the grant date using the Black-Scholes-Merton option pricing model. In connection with these warrants, the Company recognized an asset of $423.1 and $470.5 million as of December 31, 2022, and 2023, respectively associated with the fair value of the warrants, of which 19,604,239 were vested and exercised as of December 31, 2023.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2022, the Company granted warrants to purchase 1,289,064 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc which were all vested and exercised. The exercise price was $0.01 per share, and the term of the warrants was 10 years. The Company valued the warrants at the fair market value at the grant date. In connection with these warrants, the Company recognized an asset of $81.7 million as of December 31, 2022 associated with the fair value of the warrants.

During the year ended December 31, 2022 the Company granted warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones. As of December 31, 2023, the first milestone has been completed and 246,027 warrants to Ordinary Shares were exercised by Shopify Inc for the price of $0.01 per share. As the Company estimates that all predetermined terms will be met, the Company recorded expenses related to this warrant to represent the probable future economic benefits to be realized over a four-year expected benefit period.

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

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2021, 2022 and 2023 were as follows:

	Year ended December 31,
	2021	2022	2023

Components of lease expenses
Operating lease cost	$1,406	$3,318	$3,833
Short-term lease	$51	$462	$861
Total lease expenses	$1,457	$3,780	$4,694

	Year ended December 31,
	2021	2022	2023

Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$1,015	$2,212	$3,391

Supplemental non-cash information related to lease liabilities from obtaining ROU assets	$17,329	$2,862	$6,565

For the year ended December 31, 2022 and 2023, the weighted average remaining lease term is 8.04 and 6.88 years, respectively and the weighted average discount rate is 3.82 percent and 4.16 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of lease liabilities as of December 31, 2023 were as follows:

December 31, 2023
(in thousands)

Year Ending December 31,
2024	$4,104
2025	3,869
2026	3,905
2027	3,816
2028	3,717
Thereafter	7,240
Total operating lease payments	$26,651
Less: imputed interest	3,329
Total	$23,322

11.	Income Taxes

a.	Israeli taxation:

1.
Industry Encouragement (Taxes) Law, 1969

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

2.	Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

3.	The Company has not received any final tax assessments since inception. As of December 31, 2023, the Company’s tax years until December 31, 2016 are subject to statutes of limitation in Israel.

4.	The Company has net operating losses from prior tax periods which may be subjected to examination in future periods.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

As of December 31, 2023, certain foreign subsidiaries of the Company had undistributed earnings of $25,585, which were designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company has estimated the amount of unrecognized deferred tax liability related to these earnings to be approximately $5,885.

c.	The components of the net profit (loss) before the provision for income taxes were as follows:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Israel	(83,028)	(170,138)	(120,835)
Foreign	8,800	(31,279)	(10,961)

Total	(74,228)	(201,417)	(131,797)

d.	The provision for income taxes was as follows:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Current:
Israel	$-	$-	$-
Foreign	$795	$1,512	$2,059

Total current income tax expense	$795	$1,512	$2,059

Deferred:
Israel	-	-	-
Foreign	(90)	(7,524)	(51)

Total deferred income tax (benefit) expense	(90)	(7,524)	(51)

Total provision for income taxes	$705	$(6,012)	$2,008

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

e.	Reconciliation of the theoretical tax expenses: A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)

Theoretical income tax expense (benefit)	(17,072)	$(46,326)	$(30,313)
Change in valuation allowance	26,822	43,134	28,471
Return to provision true ups	(2,490)	395	884
Foreign tax rate differentials	(76)	311	352
Shared Based Compensations non-deductible (taxable)	(8,148)	(929)	2,402
Non-deductible expenses	1,517	820	512
Tax rate change impact	-	(1,883)	(139)
Foreign exchange impact	273	874	(430)
State Taxes	63	(316)	170
Valuation allowance on acquisition balances	-	(3,482)	-
R&D credits	-	-	(208)
Other	(184)	1,390	307

Total	$705	$(6,012)	$2,008

f.
Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2022	2023
	(in thousands)

Deferred tax assets:
Net operating loss carryforwards *)	75,766	88,395
Research and development expenses	9,186	21,056
Leasing liabilities	4,588	5,350
Accruals and reserves	848	460
Share-based compensation	7,758	8,902
Deferred IPO costs	346	-
R&D tax credits	351	351
Bad debt	157	149
Unrealized Losses from marketable securities	482	-
Gross deferred tax assets	99,482	124,663
Valuation allowance	(79,211)	(107,682)
Total deferred tax assets	20,271	16,981

Deferred tax liabilities:
Deferred contract acquisition costs	391	570
Leasing assets	4,570	4,944
Property and equipment	42	171
Intangibles	21,577	17,790
Other	78	13
Gross deferred tax liabilities	26,658	23,488

Deferred taxes assets (liabilities),net	(6,387)	(6,507)

*) Refer to note 8g.

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset the deferred tax assets at December 31, 2022 and 2023 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the year ended December 31, 2023 was a increase of $ 28,471.

As of December 31, 2023, the Company had approximately $301,013, $46,148 and $24,530 in net operating loss carryforwards in Israel, UK and US that can be carried forward indefinitely.

g.	Uncertain tax position

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2022	2023
	(in thousands)

Beginning balance	19,389	53,670
Increases related to tax positions taken during the current year *)	34,281	-
Decrease related to tax positions taken during the current year	-	(53,670)
Ending balance	53,670	-

*) As of December 31, 2022 unrecognized tax benefit in amount of $53.7 million was related to Net operating loss carryforwards for which the Company has recognized valuation allowance.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	(in thousands, except share and per share data)

Basic net loss per share
Numerator:
Allocation of net loss	(74,933)	(195,405)	(133,805)

Allocation of net loss attributable to ordinary shareholders	(74,933)	(195,405)	(133,805)
Denominator:
Weighted-average shares used in computing net loss per share attributable to Ordinary shareholders	101,737,026	157,691,173	164,353,909
Basic net loss per share attributable to ordinary shareholders	(0.74)	(1.24)	(0.81)

Diluted net loss per share
Numerator:
Allocation of net loss attributable for diluted computation	(74,933)	(195,405)	(133,805)

Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders	101,737,026	157,691,173	164,353,909
Diluted net loss per share attributable to ordinary shareholders	(0.74)	(1.24)	(0.81)

The potential shares of Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,
	2021	2022	2023

Unvested RSU’s	443,018	1,348,682	1,957,057
Outstanding warrants to Ordinary Shares	7,902,480	2,713,701	492,054
Outstanding share options	10,132,154	9,054,293	7,761,657
Total	18,477,652	13,116,676	10,210,768

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions

The Company is party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 and amended on December 7, 2020, pursuant to which the Company has undertaken to use DHL International exclusively for the provision of express shipping services to the Company’s customers, subject to certain exclusions described therein, and DHL International has undertaken certain commitments relating to the prices under which its services are offered to the Company. The current term of the Commercial Letter ends on March 27, 2022 and shall renew automatically thereafter until terminated by either the Company or DHL International upon twelve (12) months’ notice. In addition, the Company is party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, under which DHL UK provides the Company with express shipping services relating to the purchase and sale of the Company’s customers’ products. The service agreement continues until terminated by either the Company or DHL UK in accordance with its terms. The consideration paid by the Company to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. The Company entered similar arrangements with other DHL affiliated entities in the Netherlands, France and Spain. On November 17, 2022, the Company extended this agreement with DHL UK to be in effect until 2025. In connection with these arrangements, the Company recorded expenses included in Cost of revenue in the total amount of $90,315, $129,629 and $177,076 to DHL affiliated entities in the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the balances of accounts payable and accrued expenses in regards to DHL and its affiliated entities were $36,529and $ 38,412, respectively (including duties charged by DHL).

14. Fair Value Measurements

Financial instruments measured at fair value on a recurring basis.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Mutual Funds	$1,344	$-	$-	$1,344
Government debentures	-	718		718
Corporate debentures	-	18,341		18,341

Total financials assets	$1,344	$19,059	$-	$20,403

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Mutual Funds	$1,258	$-	$-	$1,258
Government debentures	-	789	-	789
Corporate debentures	-	14,766	-	14,766

Total financials assets	$1,258	$15,555	$-	$16,813

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Marketable Securities

As of December 31, 2022 and 2023 the Company’s held marketable securities classified as available-for-sale securities as follows:

	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,279	$65	$-	$1,344
Government debentures	1,158	-	(440)	718
Corporate debentures	19,386	118	(1,163)	18,341
	$21,823	$183	$(1,603)	$20,403

	December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,274	$3	$(19)	$1,258
Government debentures	1,157	-	(368)	789
Corporate debentures	16,307	13	(1,554)	14,766
	$18,738	$16	$(1,941)	$16,813

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Following table summarizes the Compnay's marketable securities by contractual maturities:

December 31, 2023
(in thousands )

Within one year	3,477
After one year through five years	5,091
After 5 years through 10 years	2,695
After 10 years	918
12,181

As of December 31, 2023 the Company invests in marketable securities without a single maturity date in the amount of $8,222.

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for less than 12 months:

	December 31, 2022		December 31, 2023
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Mutual Funds	$1,258	$(19)	$-	$-
Government debentures	789	(368)	-	-
Corporate debentures	3,308	(315)	488	(5)
Total	$5,355	$(702)	$488	$(5)

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for 12 months or longer:

	December 31, 2022		December 31, 2023
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss

Mutual Funds	$-	$-	$-	$-
Government debentures	-	-	1,157	(440)
Corporate debentures	10,447	(1,239)	18,866	(1,157)
Total	$10,447	$(1,239)	$20,023	$(1,597)

For the year ended December 31,2023 the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sales marketable securities.

16. Subsequent Events

In March 2024, Shopify became entitled to the second performance-based vesting of 246,027 warrants to Ordinary Shares at the exercise price of $0.01 per share.