Form 20-F
period 2024-12-31
Global-E Online Ltd.
filed 2025-03-27
CIK 1835963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2024, the issuer had outstanding 169,131,268 ordinary shares.

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

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

CONTENTS

ABOUT THIS ANNUAL REPORT	1

BASIS OF PRESENTATION	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2

PART I	5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3. KEY INFORMATION	5

A. [RESERVED]	5

B. Capitalization and Indebtedness	5

C. Reasons for the Offer and Use of Proceeds	5

D. Risk Factors	5

ITEM 4. INFORMATION ON THE COMPANY	40

A. History and Development of the Company	40

B. Business Overview	40

C. Organizational Structure	59

D. Property, Plants and Equipment	59

ITEM 4A. UNRESOLVED STAFF COMMENTS	59

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	59

A. Operating Results	66

B. Liquidity and Capital Resources	69

C. Research and Development, Patents and Licenses, Etc.	71

D. Trend Information	71

E. Critical Accounting Estimates	72

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	73

A. Directors and Senior Management	73

B. Compensation	75

C. Board Practices	79

D. Employees	89

E. Share Ownership	90

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation	90

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	90

A. Major Shareholders	90

B. Related Party Transactions	92

C. Interests of Experts and Counsel	94

ITEM 8. FINANCIAL INFORMATION	94

A. Consolidated Statements and Other Financial Information	94

B. Significant Changes	95

ITEM 9. THE OFFER AND LISTING	95

A. Offer and Listing Details	95

B. Plan of Distribution	95

C. Markets	95

D. Selling Shareholders	95

E. Dilution	96

F. Expenses of the Issue	96

ITEM 10. ADDITIONAL INFORMATION	96

A. Share Capital	96

B. Memorandum and Articles of Association	96

C. Material Contracts	96

D. Exchange Controls	96

E. Taxation	97

F. Dividends and Paying Agents	103

G. Statement by Experts	103

H. Documents on Display	103

I. Subsidiary Information	103

J. Annual Report to Security Holders	103

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2024.

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

•
“Adjusted EBITDA” is a non-GAAP financial measure and is defined as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income) net, stock based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses. Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by revenues;

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

•	“Free Cash Flow”, which Global-e defines as net cash provided by operating activities less purchase of property and equipment.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, and introduction of and potential benefits from our demand generation strategies, are forward-looking statements. as the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections entitled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.”

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

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We may also provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, even if we use language of “materiality” or similar, including information that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information - D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our rapid growth and growth rates in recent periods may not be indicative of future growth;

•	our ability to retain existing, and attract new, merchants;

•	our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs;
•	the impact of imposed tariffs or other trade regulations on our business and financial results;

•	our ability to implement and use artificial intelligence and machine learning technologies successfully;

•	our ability to compete in our industry;

•
our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms;

•	our ability to adapt our platform and services for the Shopify platforms;

•	our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms;

•	our history of net losses;

•	our ability to manage our growth and manage expansion into additional markets and the introduction of new platforms and offerings;

•	our ability to accommodate increased volumes during peak seasons and events;

•	our ability to effectively expand our marketing and sales capabilities;

•	our expectations regarding our revenue, expenses and operations;

•	our ability to operate internationally;

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

•	requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so;

•	global events or conditions in individual markets such as financial and credit market fluctuations, war, climate change, and macroeconomic events;

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

We have experienced rapid growth in recent periods. Our revenue was $409.0 million, $569.9 million and $752.8 million for the years ended December 31, 2022, 2023 and 2024, respectively, representing an annual growth of 66.8%, 39.3% and 32.1% for the years ended December 31, 2022, 2023, and 2024, respectively. GMV processed through our platforms during the years ended December 31, 2022, 2023 and 2024 was $2,450 million, $3,557 million and $4,858 million, respectively, representing an annual growth of 69.1%, 45.2% and 36.6% for the years ended December 31, 2022, 2023, and 2024, respectively. In future periods, we may not be able to sustain revenue or GMV growth consistent with recent history, or at all.

We believe our revenue and GMV growth depends on a number of factors, including, but not limited to, our ability to:

•	increase the overall sales volume facilitated by our platforms;

•	sustain and improve merchant retention rates;

•	increase merchants’ e-commerce sales conversion rates;

•	successfully expand our merchants into new geographies;

•	attract new merchants to our platforms in existing and new geographies, segments and verticals;

•	successfully integrating or maintaining the technologies, platforms and business propositions, modalities or offerings of business we have acquired;

•	successfully realize all the benefits from our third party partnerships and collaborations;

•	provide integration with our merchants’ online e-commerce web-stores;

•	maintain the security, reliability and integrity of our platforms;

•	maintain compliance with existing and comply with new applicable laws and regulations, including new tax rates and tariffs;

•	price our platforms effectively so that we are able to attract and retain merchants;

•	successfully compete against our current and future competition and competing solutions; and

•	maintain service levels and consistent quality of our platforms.

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

In addition, we may not be able achieve successful or full migration and transition of some merchants from one of our platforms to another. For example, we may not be able to migrate the remaining merchants who have historically and currently been using the Borderfree platform to the Global-e platform, or such migration may not be on the same or as profitable terms, or may exclude the utilization of our shipping services which may reduce our revenues, or may reduce the number of markets in which we provide them our services, or even result in discontinuation of all or parts of our services.

The growth of our business depends on our ability to attract new merchants and increase the GMV processed on our platforms.

Our growth strategies include attracting new merchants to our platforms and increasing the GMV processed through our platforms. There is no guarantee that we can sustain our historical merchant acquisition rates and if we do, that such new merchants will lead to an increase of the GMV processed through our platforms or to an increase in our revenues. Our ability to attract new merchants depends on the success of our platforms with existing merchants and the success of our sales and marketing efforts, which may not be successful. Merchants who are not currently engaged in cross-border e-commerce may not be familiar with our solutions and those currently engaged in cross-border e-commerce may use other products or services for their cross-border e-commerce needs. In addition, merchants may develop their own solutions to address their cross-border e-commerce needs, purchase competitive product offerings, or engage third-party providers of services and solutions that do not or will not enable the use of our platforms and services. It may be difficult to engage and market to merchants who either do not currently have cross-border e-commerce needs, are unfamiliar with our platforms and services, or utilize competing solutions and services for their e-commerce needs. This requires us to spend substantial time, effort and resources assisting merchants in evaluating our platforms and services, including providing demonstrations, conducting gap analyses and substantiating the value of our platforms and services. Furthermore, engaging and marketing to merchants in segments, verticals or new regions where we do not have a presence or where we do not have a long operating history since we have established our presence may also require effort and resources and may not result in the acquisition of new merchants or in increase of GMV. If merchants do not perceive our offerings to be of sufficiently high value and quality, we may not be able to attract new merchants or increase our GMV and our business, operating results and financial condition could be adversely affected.

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

We have acquired, and may acquire in the future, other businesses. Acquisitions divert a substantial part of our resources and management attention and could in the future, adversely affect our financial results.

We have acquired and may in the future acquire complementary solutions, functionalities, technologies or businesses. Seeking and negotiating potential acquisitions diverts our management’s attention from other business concerns to a certain extent and is expensive and time-consuming. Acquisitions may expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. These risks include, but are not limited to, integrating differing corporate cultures, aligning operational systems and business processes, retaining key employees, and managing geographically dispersed operations or entering markets in which we have limited experience. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Additionally, acquired businesses or assets may not perform as expected, may expose us to unforeseen legal or regulatory liabilities, and may require significant capital investments or operational resources to achieve desired outcomes. There is also a risk that we may not achieve the anticipated cost savings, synergies, or other benefits of acquisitions fully, in a timely fashion or at all.

If we fail to develop or integrate new functionalities, or enhance our platforms to meet the needs of our current and future merchants, or if we fail to estimate the impact of developing and introducing new functionalities or enhanced solutions in response to rapid market or technological changes, our revenue could decline and our expenditures could increase significantly.

The e-commerce market is characterized by rapid technological changes, evolving operational and omnichannel modalities, frequent new product and service introductions, evolving industry standards and regulations and changing merchant and shopper preferences. To keep pace with technological, operational and regulatory developments, satisfy increasingly sophisticated merchant and shopper needs, achieve market acceptance and maintain the performance and security of our platforms, we must continue to adapt, enhance, integrate and improve our platforms and existing services and we must also continue to introduce new functionalities to our platforms. Any new solution or functionality we develop or integrate, may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or integrate new solutions or enhance our existing solutions, our business, operating results and financial condition could be adversely affected.

We expect to incur significant expenses to develop, integrate and implement additional solutions and functionalities and to integrate any acquired solutions or functionalities into our existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. We may experience difficulties with software development, industry standards, threats to the security and integrity of our technological infrastructure, design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. If we do not receive significant revenue from these investments, or fail to meet merchant and shopper expectations, our business, operating results and financial condition could be adversely affected.

Merchants may require customized integrations, or features and functions that we do not yet offer or do not intend to offer, or which we have yet fully integrated or implemented, any of which may cause them to choose a competing solution. If we fail to develop or integrate and implement solutions that satisfy merchant and shoppers’ preferences in a timely and cost-effective manner, our ability to renew our contracts with existing merchants and our ability to create or increase demand for our platforms could be harmed, and our business, operating results and financial condition could be materially adversely affected. The implementation of acquired solutions such as Borderfree and Flow Commerce Inc. (“Flow”), which we acquired in January 2022 (the “Flow Merger”), into the Global-e platform, alongside initiatives like the development and launch of Borderfree.com, and the execution of Shopify Managed Markets, involves inherent risks. These included, and may include in the future, potential delays, additional feature or functionality developments (to cater for merchants or general product needs), unanticipated costs, and challenges in achieving the anticipated technological advancements or economic benefits.

There is a risk that the technology we invest in may not achieve the expected level of success or widespread market adoption. Market dynamics, competitive forces, regulatory changes, or unforeseen challenges may impede the successful integration and acceptance of our new solutions.

We have invested, and expect to continue investing, significant resources in adapting our platform and services for the Shopify platforms. If these platforms or services do not achieve expected market acceptance, if our agreements and partnership with Shopify are terminated, or if the agreements are not renewed on favorable terms, our business and growth could be adversely affected.

On April 12, 2021 we entered into a Services and Partnership Agreement with Shopify Inc. and its affiliates (“Shopify”) (the “2021 Shopify Agreement”), and concurrently with the Flow Merger, we entered into an Amended and Restated Master Services Agreement with Flow (the “2022 Shopify Agreement” and together with the 2021 Shopify Agreement, the “Shopify Agreements”), making our platform and services and the Flow platform and services, respectively, available to certain Shopify merchants through Shopify’s e-commerce platform.

As part of the 2022 Shopify Agreement, in September 2023, Shopify launched “Shopify Markets Pro”, which was rebranded in 2024 as “Shopify Managed Markets”, a white-label cross-border MoR offering, powered by Global-e, currently available to Shopify US-based merchants. Shopify Managed Markets is based on the Flow platform, leveraging its API-based technology, and enables merchants of diverse scales, encompassing small and emerging businesses, to extend their brand offerings globally with streamlined integration efforts. The success of Shopify Managed Markets is contingent upon widespread acceptance and adoption in the market. Factors such as evolving merchants’ preferences, competitive landscape dynamics, and unforeseen market challenges may impact the rate at which customers embrace Shopify Managed Markets. Such variations may lead to financial losses, a weakened competitive position, and possible setbacks in achieving our strategic objectives.

Furthermore, entering into such relationship with Shopify has required and may continue to require us to incur certain charges, significantly increasing our near and long-term expenditures. In addition, the 2021 Shopify Agreement requires us to pay Shopify fee equal to a percentage of the GMV for all transactions processed through the respective platforms for applicable Shopify merchants, which has an impact on our margins. In connection with entering into the Shopify Agreements, we issued securities to Shopify which diluted our shareholders. The potential benefits of our relationship with Shopify are hard to estimate or quantify at this time, and we cannot be certain that our arrangement with Shopify will provide the revenue or net income that justifies such transaction.

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

Failure to develop, implement, or evaluate effective demand generation services mainly through Borderfree.com could result in financial losses.

We have made significant investments in demand generation services mainly through Borderfree.com, which encompass marketing activities aimed at increasing global awareness, driving traffic, and stimulating interest in our merchants' brands, ultimately converting potential customers into paying customers. However, there is no guarantee that these efforts will achieve the desired results. If we fail to effectively design, implement, or evaluate these strategies, or if we misjudge their impact on our business, we may fall short of generating the anticipated traffic and engagement for our merchants and we may also incur significant financial losses from the resources and capital invested in these initiatives.

If we fail to effectively develop, implement, or integrate our demand generation strategies, we may incur significant losses from the resources and capital invested in these initiatives without achieving the anticipated return on investment. Additionally, if these efforts do not lead to the expected traffic, engagement, or sales growth, it could hinder our ability to attract new merchants and retain existing ones, ultimately impacting our revenue.

The impact of imposed tariffs or other trade regulations and policies could adversely affect our business and financial results.

Governments in various jurisdictions in which we operate may impose new or additional tariffs, duties, trade restrictions, or other regulatory requirements, often unexpectedly and with little or no advance notice. These changes can significantly impact the cost and feasibility of cross-border e-commerce. Any such changes could increase the costs of goods sold, disrupt supply chains, reduce consumer purchasing sentiment, and require us to adjust our pricing models and operational strategies. Also, merchants may consider different or alternative supply chains, reducing the dependency on cross-border e-commerce, for example, by preferring domestic supply chain and local fulfilment.

For example, our business may be adversely impacted by shifts in U.S. trade policy, including potentially renegotiating or terminating existing trade agreements, the imposition of tariffs and related executive orders implemented during the Trump administration. Additionally, the Trump administration has indicated that the United States may impose retaliatory measures against jurisdictions that have enacted or are likely to implement trade or tax rules that are extraterritorial in nature or disproportionately impact U.S. companies. In February 2025, the U.S. imposed additional tariffs on imports having country of origin China as well as on imports having country of origin Canada and Mexico, among other actions, and certain countermeasures were made by the Canadian, Chinese and Mexican governments, respectively. Any changes in the global trade environment, including government policies on international trade, such as export controls, new or increased tariffs for imported goods, new legislation or regulations on manufacturing or foreign investment, renegotiation of existing trade agreements with U.S. trading partners, or any retaliatory trade actions due to existing or future trade tension, including escalating trade tensions between the U.S. and other countries, may disrupt global supply chains and could materially increase our merchants’ costs, and / or may increase the costs of consumer goods and reduce our merchants’ e-commerce transaction volume. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, could have a material adverse effect on our business, financial condition and results of operations.

Given the inherent uncertainty regarding both the duration and the extent of these policy measures, we cannot assure that our ongoing mitigation strategies will be effective or be adopted by our merchants. If we fail to adapt to these policies or regulatory changes, retaliatory actions, and shifting trade policies, and if we do not accurately recalibrate our pricing structures, or if our merchants opt to change their supply chain in a way that reduces the need for our services, our competitive position, customer satisfaction, anticipated margins and overall financial performance could be materially and adversely affected.

Our implementation and use of artificial intelligence and machine learning technologies may not be successful, which may impair our ability to compete effectively, result in reputational harm and have an adverse effect on our business.

We use machine learning, artificial intelligence and automated decision-making technologies throughout our business, and are dedicating resources and efforts to continuously improve our use of such technologies. For example, we use machine learning and artificial intelligence technologies to support our merchant and customer service inquires and to assist in the research and development of our solutions. As with many technological innovations, there are significant risks and challenges involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of such technologies will always enhance our solutions or be beneficial to our business, including our efficiency or profitability.

Further, changes and ongoing development in how we use artificial intelligence and machine learning technologies and how we train our models, may impact the performance of our platforms and business, as well as our reputation and the reputations of our merchants, suppliers and business partners, and we could incur liability through the violation of laws or contracts to which we are a party or through civil claims. This is especially the case if those artificial intelligence or machine learning models are (i) incorrectly designed or implemented; (ii) trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data; and/ or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; or (iii) are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues.

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

We face competition in the market of global e-commerce, and such competition and alternative and competing solutions likely continue and could increase in the future. Competition could lead to a decrease in the GMV processed through our platforms and could reduce our revenue or margins, any of which could negatively affect our business, financial condition and results of operations. A number of competitive factors could cause merchants to cease using or decline to use our platforms and services, or could reduce the transaction volume that they process through our platforms, including, among others:

•	merchants may choose to develop global e-commerce capabilities internally or choose competing solutions;

•	merchants may merge with or be acquired by companies using a competing solution or an internally developed solution;

•	competing or alternative solutions may be offered as part of a bundle of e-commerce services;

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

In addition, as new or existing competing solutions may be offered in competitive prices, we may be unable to retain existing merchants or attract new merchants. Merchants have in the past and may demand substantial price discounts as part of the negotiation of contracts. As a result, we could be required to choose either to reduce our prices or otherwise change our pricing model, or both, which could adversely affect our business, operating results, and financial condition.

We cannot be certain that we will realize the benefits of strategic alliances, joint ventures or partnership arrangements, including with third-party e-commerce platforms. Any failure to manage such strategic alliances, partnerships or joint ventures, or to integrate them with our existing or future business, could have a material adverse effect on us.

We have entered into partnership arrangements, and in the future may consider opportunities to enter into additional arrangements or strategic alliances that may be beneficial for our operations and the growth of our platform. Our ability to grow through these types of partnerships is subject to a number of risks, including unanticipated costs associated with strategic alliances, issues conforming to standards, procedures and contractual requirements, and diversion of management’s attention from our existing business. Entering into such relationships may require us to incur certain charges and increase our near and long-term expenditures, for example by requiring us to pay revenue shares or profit shares, issue securities or otherwise compensate our partners in connection with those partnerships. Partnership agreements could be terminable by either party immediately or upon notice. Any termination of an agreement could have an adverse effect on our business, financial condition or results of operations.

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

Merchants typically carry out e-commerce activity through third-party e-commerce platforms, such as Salesforce Commerce Cloud, Shopify, BigCommerce, Adobe Magento, SAP/Hybris, WooCommerce, PrestaShop, Workarea, Wshop, and others. Our ability to attract merchants that utilize such platforms to conduct their e-commerce activity is contingent on our ability to integrate our solutions into the e-commerce platforms they use. Each of the companies that operates these e-commerce platforms dictates the terms of use of its respective platform, including the manner and procedure by which we access and integrate to its platform. To the extent any such operator offers or promotes alternative products or solutions or would limit or prevent merchants from utilizing our platform, our business, financial condition or results of operations could be materially and adversely affected.

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

We have experienced in the past and may in the future experience, disruptions, data loss, outages, and other performance problems with our infrastructure due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial-of-service attacks, ransomware attacks, cybersecurity breaches, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems immediately or in short order, which could delay remediation and further compound the adverse impact on our business. We may not be able to maintain the level of service uptime and performance required by merchants, especially during peak usage times as traffic and volumes increase. Since our merchants rely on our platforms to carry out global e-commerce on an ongoing basis, any outage on our platforms would have a direct adverse impact on our merchants’ business. Our merchants may seek compensation from us for any losses they suffer or cease conducting business with us altogether. Further, a merchant could share information about bad experiences, which could result in damage to our reputation and loss of current and future sales. There can be no assurance that provisions typically included in our contracts with our merchants that attempt to limit our exposure to claims would be enforceable or adequate or would otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our merchants would likely be time-consuming and costly to defend and could seriously damage our reputation and harm our ability to attract new merchants to our platforms.

We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve profitability.

We incurred net losses of $133.8 million and $75.5 million for the years ended December 31, 2023 and 2024, respectively. Because the market for our platforms and services is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize commercial agreement assets which are recognized upon the vesting of the warrants, and are amortized over time. This resulted in increased sales and marketing expenses and contributed to the reporting of a net loss for the years since the Shopify Agreements were signed, and we expect this will continue to result in increased sales and marketing expenses in the near term. In addition, as a result of the Flow Merger and the acquisition of Borderfree from Pitney Bowes in July 2022 (the “Borderfree Acquisition”), we recognized, and will continue to recognize, an intangible assets amortization expense over the next several years. We expect our operating expenses to continue to increase over the next several years as we hire additional personnel, expand into new geographies or invest in expanding our operations in existing geographies, expand our partnerships, operations and infrastructure, continue to enhance our platforms, develop and expand their features, integrations and capabilities, expand and improve our service offering and increase our spending on sales and marketing. We intend to continue to build and enhance our platforms through internal research and development and we may also selectively pursue acquisitions. In addition, as a public company, we will continue to incur additional significant legal, accounting, and other expenses. If we are unable to maintain revenues high enough to offset the expected increases in our operating expenses, we will not be profitable in future periods.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and merchant satisfaction.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our technological, operational and financial resources. We have established international offices, including offices in Israel, the U.S., the UK, Europe, Asia Pacific (“APAC”) and the United Arab Emirates, and we plan to continue to expand our international operations into other countries in the future. We have also experienced significant growth in both the number of merchants and the number of transactions facilitated by our platforms. For example, during the year ended December 31, 2024, our platforms generated in the aggregate $4,858 million of GMV, representing an increase of 36.6% relative to the GMV for the year ended December 31, 2023. Additionally, our organizational structure is becoming more complex as we scale our technological, operational, financial and management controls as well as our reporting systems and procedures.

To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and adapt to our developing needs in these areas without undermining our corporate culture, which has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our platforms and services may suffer, which could negatively affect merchants and shoppers and as a result our reputation.

The increasing focus and scrutiny of, and evolving expectations regarding, environmental, social, governance and other sustainability practices could increase our costs, harm our reputation or customer acquisition and retention, our access to capital and employee retention or otherwise adversely impact our financial results.

There has been increasing focus by a variety of stakeholders (including regulators) on companies’ environmental, social and governance, or ESG, and other sustainability matters. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs, including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance, changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations.

Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change and other ESG matters. For example, in March 2024 the SEC adopted rules that will require companies to provide certain climate-related disclosures. Although the SEC has voluntarily stayed the effectiveness of these climate-related disclosures pending judicial review, if and when the stay is lifted, the final SEC rules may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to such controls in the past, and impose increased oversight obligations on our management and board of directors.

In addition, various regulations have been introduced in the EU that may also require disclosure or other actions on various ESG matters. These regulations are not uniform, which may increase the cost and complexity of compliance, and any associated risks. Simultaneously, other regulators and certain other stakeholders have sought to constrain companies’ consideration of various ESG matters. Advocates and opponents of such matters have also increasingly turned to various forms of activism to advance their views, including by means of litigation. Further, achieving certain ESG initiatives or targets may prove challenging due to factors such as technological limitations, cost constraints, or dependencies on third-party suppliers or business partners. Our suppliers and partners may face similar ESG-related scrutiny or regulatory pressures, creating additional risks or disruptions in our operations. For example, non-compliance by our suppliers with labor or environmental standards could harm our reputation or expose us to liability.

If we are lagging or unsuccessful, or perceived to be lagging or unsuccessful, in each case to meet the ESG standards or the expectations of our various stakeholders, or in successfully navigating divergent expectations, it could negatively impact our reputation, customer acquisition and retention, and lead to increased costs as well as scrutiny that could heighten all of the risks identified in this risk factor.

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

There are inherent climate-related risks wherever business is conducted. Certain of our facilities, as well as our and third-party infrastructure on which we rely, are or may be located in areas that have experienced, and are projected to or may continue to experience, various meteorological phenomena (such as drought, heatwaves, wildfire, storms, and flooding, among others) or other catastrophic events that may disrupt our or our merchant or vendors’ operations, require us to incur additional operating or capital expenditures including costs associated with energy, water and insurance, or otherwise adversely impact our business, financial condition, or results of operations. Climate change may increase the frequency and/or intensity of such events. Climate change may also contribute to various chronic changes in the physical environment, such as sea-level rise or changes in ambient temperature or precipitation patterns, which may also adversely impact our or our suppliers’ operations. While we consider and may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risk. For example, to the extent catastrophic events become more frequent, it may adversely impact the availability or cost of insurance.

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

Our business is seasonal in nature and the fourth quarter is a significant period for our operating results. Our revenue is closely correlated with the level of GMV that our merchants generate through our platform, and our merchants typically process additional GMV in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season and other peak events included in the e-commerce calendar, such as Chinese Singles’ Day and Thanksgiving. In the years ended December 31, 2022, 2023 and 2024, fourth quarter GMV represented approximately 34%, 33% and 35%, respectively, of our total GMV. As a result, GMV and accordingly our revenue has previously and we expect will continue to generally decline in the first quarter of each year relative to the fourth quarter of the previous year.

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

Our ability to forecast our revenue and evaluate our business and future prospects is subject to a number of uncertainties.

Our ability to forecast future results of operations and plan for and model future growth is subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Accordingly, we may face challenges in accurately preparing internal financial forecasts or replace anticipated revenue that we do not receive as a result of these factors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our ordinary share price to decline.

In addition, market-wide events, changes in interest rates, inflation, political uncertainty or instability, regional and global conflicts and military hostilities, global health crises, any of which are outside of our control, could impact our revenue and operating results and makes it difficult to forecast our revenue and evaluate our business and future prospects. For example, inflationary pressures and fluctuating interest rates in key markets have influenced and in the future may influence consumer sentiment and could have a negative effect on consumer spend.

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

Our sales cycle can vary substantially from merchant to merchant, but with enterprise merchants it typically requires 12 to 16 weeks on average. Our ability to accurately forecast revenue is affected by our ability to forecast new merchant acquisition. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth, our revenue will not grow as quickly as our estimates, our costs and expenses may continue to exceed our revenue and our ability to become profitable will be harmed. In addition, we plan our operating expenses, including sales and marketing expenses, and our hiring needs in part based on our forecasts of new merchant growth and future revenue. If new merchant growth or revenue for a particular period is lower than expected, we may not be able to proportionately reduce our operating expenses for that period, which could harm our operating results for that period. Delays in our sales cycles could cause significant variability in our revenue and operating results for any particular period.

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

We currently support global transactions of merchants in multiple countries of origin to shoppers in over 200 destinations markets and territories and settle transactions in more than 100 currencies. Our services and platforms are available to merchants in over 30 countries, and we aim to expand our operations and workforce to support more outbound countries, and reach new markets and geographies. Conducting international operations subjects us to risks and burdens which include:

•	the need to localize our solutions, including product customizations and adaptation for local practices and regulatory requirements;

•	lack of familiarity and burdens of ongoing compliance with local laws, legal standards, regulatory requirements, tariffs, local tax regimes and customs formalities and other barriers;

•	heightened exposure to fraud;

•	legal uncertainty in foreign countries with less developed legal systems;

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

•	differing technology standards;

•	difficulties in managing and staffing international operations and differing employer/employee relationships;

•	fluctuations in exchange rates that may increase our foreign exchange exposure;

•	potentially adverse tax consequences, including the complexities of foreign tax laws (including with respect to value added taxes) and restrictions on the repatriation of earnings;

•	potential or actual violations of domestic and international anti-money laundering laws and anticorruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act;

•	uncertain political, national and economic climates in foreign markets;

•
geo-political or national conflicts and situations and heightened rates of inflation and recessionary pressures in various countries, that directly (e.g. by virtue of war zones not being serviceable at all) or indirectly affect our operations, consumer sentiment or e-commerce activities in general;

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

We rely on third-party services, such as shipping and cross-docking partners and payment providers, in our platforms and services.

We rely on third parties, such as our shipping partners and “cross-docking services” partners, to collect, sort, prepare for cross-border shipping and deliver products from the merchants to the shoppers. Shortages of transportation vessels, transportation disruptions or other adverse conditions in the transportation industry due to shortages of pilots and truck drivers, strikes, slowdowns, piracy, terrorism, disruptions in rail service, closures of shipping routes, unavailability of ports and port service for other reasons, increases in fuel prices and adverse weather conditions, or other adverse changes related to such third-party services, could increase our costs and disrupt our operations and our ability to deliver products from the merchants to our shoppers on the timing they expect or at all. The failure of our shipping partners to provide quality customer service when delivering products to shoppers would adversely affect the merchants and our relationships with the merchants which in turn could negatively impact our business and operating results.

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

Our business model and activities are predicated upon our operating as the merchant of record (“MoR”) of the products sold through our platforms. As a result of us being identified as a seller rather than the merchants, we could bear responsibility for the products and may be liable for product related claims brought by our shoppers or other third parties, and we may be subject to various regulatory compliance requirements, such as waste and packaging compliance. For example, emerging regulations like the EU's General Product Safety Regulation (GPSR) require actors placing products on the market to ensure product traceability and compliance, which could result in penalties and reputational harm if not adhered to. Although we have policies in place crafted to ensure compliance and reduce risk of such liabilities, for example by avoiding the sale of products that we determine to be “high risk” or by making proper disclosures in our ‘terms of sale’ and although our commercial arrangements with the merchants typically require the merchants to cover such liabilities, it is possible that we may be subject to product liability or other compliance or similar regulations or litigation and may incur various related costs which may or may not be fully covered by our contractual arrangements or insurance coverage. Furthermore, any actual or alleged non-compliance on our part in a specific geography may not be treated by local authorities as an isolated event. Heightened scrutiny by local authorities in a specific geography could impede our local activities, irrespective of the product vertical or merchant from which the products originated.

As MoR, we could be adversely affected if the packages provided by the merchants do not contain the correct articles ordered by the shopper, or if articles and the packages provided by the merchants are not shipped in compliance with applicable rules or do not contain all requisite information or documentation for international shipping. Failure to ensure such compliance may result in shipping delays or diminished shopper satisfaction, result in confiscation or destruction of articles and payment of additional costs, fines or assessments from our fulfillment partners and other third parties, which in turn may adversely affect our results of operations.

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

We are or may be subject to anti-money laundering (“AML”) laws and regulations that prohibit, among other things, involvement in receiving and/or transferring the proceeds of criminal activities, or doing business with, or rendering service to, sanctioned individuals or organizations, and impose obligations on us to identify such persons (or their ultimate beneficiaries) or users and request certain information and documentation that, in certain circumstances, must be shared with third-party payment card networks or other third-party payment processors or by other third parties such as Shopify or other platforms, or with government or regulators institutions. Because laws and regulations differ in each of the jurisdictions where we operate, and because some requirements may be imposed by the card scheme or the payment processors in other countries, additional verification and reporting requirements could apply. These regulations requirements, as well as any future regulation and any additional restrictions imposed by credit card associations, could raise our costs significantly and reduce the attractiveness of our services or platform. Failure to comply with anti-money laundering laws could result in significant criminal and civil lawsuits, penalties, and forfeiture of significant assets.

We may be required by our third-party payment card networks or other third-party payment processors or by other third parties such as Shopify or other platforms to check, confirm and assure the identity of beneficial owners of our merchants, or to determine they are duly and legally organized, or perform other compliancy assessments, generally known and referred to as ‘know your customer’ or ‘KYC’ or ‘know your business’ or ‘KYB’. Certain e-commerce platforms may offer qualifying merchants to operate a D2C e-commerce store on such platforms, for example Shopify Managed Markets. Merchants using such platforms may onboard directly through the platform operator (e.g. Shopify), and we may not collect the information required to perform KYC or KYB directly. While we have effected internal control processes to perform compliancy assessments, if we are unable to collect the information required to properly perform KYC or KYB, or if we are unable to obtain such collected information, or if we collect or obtain such KYC/KYB data and are unable to conduct a proper assessment and validation, or if we have properly conducted an assessment but failed to take action as needed, we face the risk that one or more payment card networks or other third-party payment processors may, at any time, assess penalties against us or our merchants, or terminate our ability to accept credit card payments or other forms of online payments from shoppers, which would have an adverse effect on our business, financial condition and operating results.

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

Additionally, we are witnessing an evolving and developing regulatory trend whereby the burden to adhere to certain legislations and regulatory requirements shifts to or is shared by the distributors, platform providers and other parties involved in the fulfilment chain of products (in addition to manufacturers), even if such parties are not established in the country of importation and where the import is carried out by the shopper as a personal-import. For example, in the EU, the EU's General Product Safety Regulation (GPSR) has recently came into force and imposing certain additional requirements on our merchants and on us. In some cases, we may be regarded as the ‘responsible person’ or offer to act as the ‘authorized representative’ or otherwise be or assume a role requiring us to ensure compliance with certain product safety or regulatory requirements. Acting in this capacity may impose obligations, including monitoring product compliance, maintaining documentation, and serving as a contact point for regulators and shoppers. Non-compliance by merchants could expose us to fines, penalties, or legal liability, even if we have no direct or indirect control over product manufacturing and safety. Additionally, fulfilling this role may require investments in compliance infrastructure and expertise, which may increase our operational costs. In the event that such regulations would nonetheless apply to the supply chain we are part of, it could have an adverse effect on the e-commerce market as a whole, and may reduce the offering of e-commerce products to such regulated destinations. This in turn would reduce the demand for our platforms and services and have an adverse effect on our business and result of operations.

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

We have implemented a variety of security protocols, network protection mechanisms and other security measures into our internal systems, networks and physical facilities designed to protect confidentiality, integrity and availability of our systems and information. However, there is no assurance that such measures, including our policies, controls or procedures, will be fully implemented, complied with or adequate to prevent or detect service interruption, system failure, data loss or theft, or other material adverse consequences, directly or through our vendors or that such measures will be fully implemented, complied with at all times. Despite efforts to create security barriers to such threats, it is virtually impossible for us to entirely mitigate these risks. If our security measures are compromised as a result of third-party action, human error, malfeasance, stolen or fraudulently obtained log-in credentials, technical malfunction or otherwise, our reputation could be damaged, our business may be harmed, and we could incur significant liability (including, but not limited to, fines imposed by data privacy authorities and costs related to litigation).

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

We host our platforms using third-party data centers and providers of cloud infrastructure services. We currently use one third-party provider for these data and cloud services. Our operations depend on protecting the virtual cloud infrastructure hosted by this cloud services provider by maintaining its configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. Furthermore, we have no physical access to or control over the services provided by our cloud services provider. Although we have disaster recovery plans that utilize multiple locations, the data centers that we use are vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, floods, fires, severe storms, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures, and similar events, many of which are beyond our control, any of which could disrupt our service, destroy our data, or prevent us from being able to continuously back up or record changes in our platforms. Certain of these events may become more frequent or intense as a result of climate change. For more information, see our risk factor titled “We are subject to a series of risks regarding climate change.” In the event of significant physical damage to one of these data centers, it may take a significant period of time to achieve full resumption of our services, we may incur data loss during the service resumption process and our disaster recovery planning may not account for all eventualities. Further, a prolonged service disruption to our cloud services provider, affecting our platforms could damage our reputation with current and potential organizations, expose us to liability, cause us to lose merchants and shoppers, or otherwise harm our business. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated, including certain Windows systems used by us. Although the impact we experienced as a result of the CrowdStrike outage was limited, we could in the future experience similar or more severe third-party software-induced interruptions to our operations, which could adversely affect our business, results of operations and financial condition. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the systems we use. Damage or interruptions to these data centers could harm our business. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact use of our solutions and platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Further, the contractual commitments that we provide to merchants on our platforms as well as our third-party providers with regard to data privacy and security are limited by the commitments that our third-party cloud infrastructure services provider has provided us and these measures may not fully address the risks associated with the third-party processing, storage and transmission of such information. Any violation of data or security laws by our third party providers could adversely impact our business.

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

Shipping rates and surcharges are volatile and subject to market fluctuations. A portion of our revenues is generated through shipping services provided through our shipping and logistics partners. Therefore, a substantial increase in shipping rates may reduce our margins from shipping services. Although some of such cost would be borne by merchants and shoppers, significant increases of costs may diminish demand for international e-commerce, reduce the attractiveness of our service among merchants and adversely affect our results of operations.

Fluctuations in the exchange rate of foreign currencies have adversely impacted our results of operation in certain periods, and may impact our results of operations in future periods.

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

Efforts to increase awareness may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur. If we fail to successfully promote our platforms, incur substantial expenses in an unsuccessful attempt to promote our platforms, or fail to successfully transition, execute and grow the offerings derived from the acquired platforms into our business (for example, the Shopify Managed Markets offering), we may fail to attract new merchants, retain existing merchants or grow or maintain the volume of sales facilitated by our platforms to the extent necessary to realize a sufficient return on our marketing efforts, and our business, results of operations, and financial condition could suffer.

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

We receive, collect, store, process, share, transfer, disclose, and use personal data and other data relating to shoppers, customers, candidates, employees, website users, contractors and other persons. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, or the PPL, the EU’s General Data Protection Regulation, or the GDPR, over a dozen U.S. state laws, and the data protection and security laws of other states and countries impose additional requirements with respect to use, processing, disclosure and/or deletion of personal information of their residents, imposing penalties for violations and, in some cases, private right of action for data breaches and certain violations. These laws, and similar legislation in other states and countries that are developing, have been recently enacted or are in the process of being amended, impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights for certain types of data processing activities, data breaches or violations. We are also subject to certain contractual obligations related to privacy, data protection and data security. We strive to comply with our policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely and may conflict with our other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, processing, storage, sharing, transferring, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of shoppers or other data subjects for the collection, use, processing, storage, sharing, transferring, or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to collect, use, process, store, share, transfer, or disclose shopper data or develop new services and features.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, regulations and laws such as the GDPR and other European and UK data protection laws generally restrict the transfer of personal data to third countries, unless the transfer is to a country deemed to provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data and regularize the transfer in question. At the same time, European case law and guidance have imposed additional onerous requirements in relation to data transfers. Other jurisdictions such as Israel and China impose their own requirements to transfer personal data internationally, and regulators continue to propose new rules and guidance on the topic. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue in Europe and globally. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could incur additional costs, face complaints and/or become subject to regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; and we may have to implement alternative data transfer mechanisms under data protection law and/ or take additional compliance and operational measures and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to merchants, shoppers or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our merchants may limit the adoption and use of, and reduce the overall demand for, our platform. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our platforms and services may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Lastly, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

In the United States, the Trump administration has rescinded an executive order relating to the safe and secure development of artificial intelligence technologies that was previously implemented by the Biden administration. The Trump administration then issued a new executive order that, among other things, requires certain agencies to develop and submit to the president action plans to “sustain and enhance America’s global AI dominance,” and to specifically review and, if possible, rescind rulemaking taken pursuant to the rescinded Biden executive order. Thus, the Trump administration may continue to rescind other existing federal orders and/or administrative policies relating to artificial intelligence, or may implement new executive orders and/or other rule making relating to artificial intelligence in the future. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Artificial intelligence legislation has also been introduced in the U.S. Senate, as well as at the state level. Such additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future.

In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements will apply from August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU and - depending on the AI use case - includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and fines ranging from the higher of €35,000,000 or up to 7% of a company’s total worldwide annual turnover for non-compliance with prohibited AI practices and the higher of €7,500,000 or up to 1% of a company’s total worldwide annual turnover for the supply of incorrect, incomplete, or misleading information to notified bodies and national competent authorities. Once fully applicable, the EU AI Act’s requirements, particularly those around transparency and risk assessments, may directly impact the development and operation of our e-commerce risk intelligence platform, requiring significant changes to our processes and potentially limiting the functionality of certain AI-driven features.

In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies, namely the Interim Provisions on Management of Generative Artificial Intelligence Services, Administrative Provisions on Algorithm Recommendation for Internet Information Services and Provisions on Management of Deep Synthesis in Internet Information Service, respectively. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. For example, service providers must file information regarding covered algorithms and complete a security assessment with the local CAC before the provision of the service. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition. It is possible that the EU AI Act and the US artificial intelligence framework, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our e-commerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

In addition, some of our Research and Development team members are located in several cities in Ukraine which have been disrupted by the outbreak of war. The conflict has impaired and may continue to impair their ability to work, thereby adversely affecting our research and development and merchant support capacities. Due to this disruption, the human cost to our employees as well as the potential for broader, adverse impacts of this war, including heightened operating risks in Ukraine and Europe, additional sanctions or counter-sanctions, heightened inflation, cyber-attacks, higher energy costs and higher supply chain costs, as well as broader impact on global and regional economies, is difficult to measure. The ultimate impact of such events on our business is difficult to predict. Any disruption in the businesses of our customers or partners could have a significant adverse impact on our results. All of the aforementioned risks may be further increased if our disaster recovery plans or those of our customers or partners prove to be inadequate.

We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 57373-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other anti-corruption, anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws generally prohibit companies and their employees and agents from promising, authorizing, making, or offering improper payments or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase.

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

Policing unauthorized use of our know-how, technology and intellectual property is difficult and may not be effective. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platforms or technology and use information that we regard as proprietary to create products or services that compete with our offerings. Some of the provisions of our employee, consultant and service agreements that protect us against unauthorized use, copying, transfer, and disclosure of our platforms, may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect intellectual property to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our platforms and proprietary information may increase. Further, our competition, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our confidential information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property rights. If we are unable to protect our intellectual property rights or prevent unauthorized use, infringement or misappropriation thereof by third parties, the value of our intellectual property and intellectual property rights may be diminished, and our competition may be able to more effectively mimic our offerings and service. In addition, our know-how is derived in part from insights we obtain from the historical individual and aggregate transactions that take place on our platform. If the availability, security or integrity of such data is lost or compromised due to a technology failure, cyberattack or similar event, our know-how could be lost or diminished, and this could materially adversely affect our ability to serve our merchants. For more information, see “Risk Factors-Risks Relating to our Business and Industry- We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platforms may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities and adverse effects on our results of operations and growth prospects.”

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

In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs. Competition in regions where we maintain offices is intense, especially for engineers experienced in designing and developing software and experienced sales professionals. We have from time to time experienced, and we may experience in the future, difficulty in hiring and retaining employees with appropriate qualifications. In addition, we recently established additional research and development centers in new locations alongside our primary research and development center in Israel. The success of these research and development centers depends on our ability to attract and retain skilled employees in those locations. In particular, our recently established research and development center in Romania presents specific challenges, where the technology sector is rapidly growing and becoming a key hub for innovation, resulting in high demand for skilled engineers and developers. This competitive environment makes attracting and retaining talent in Romania challenging, which may result in higher recruitment costs, elevated employee turnover, and potential delays in achieving our development goals.

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

Furthermore, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. Volatility or lack of appreciation in the price of our ordinary shares may also affect our ability to attract and retain our key employees. Many of our senior personnel and other key employees have become, or will soon become, vested in a substantial number of equity awards such as options or restricted share units. Employees may be more likely to leave us if the equity awards they own or the shares underlying their vested options or restricted share units have significantly appreciated in value relative to the original purchase price of the shares or the exercise price of the options, or conversely, if the exercise price of the options that they hold are significantly above the market price of our ordinary shares.

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

Although we believe that the aggregation of our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months from the filing of this Annual Report, we may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our shareholders may experience significant dilution of their ownership interests. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

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

We believe that an important contributor to our success has been our corporate culture, which we believe creates an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on driving success for our customers. As we continue to grow, including geographically, and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity, and inclusion, we believe that we need to support our growth. Any failure to preserve our culture could also harm our ability to retain and recruit personnel, innovate and operate effectively, and execute our business strategy.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect our stock price and our business.

The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosure. Furthermore, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are also required to disclose changes in internal control over financial reporting on an annual basis. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are unable to continue to maintain effective internal control, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations as a publicly traded company or to comply with the requirements of the SEC or the Sarbanes-Oxley Act. To maintain compliance with Section 404, we continue to engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources and have engaged outside consultants and adopted a detailed work plan to continue to assess and document the adequacy of our internal control over financial reporting, continue to undertake steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to maintain effective internal control over financial reporting as required by Section 404.

If any of these controls and systems do not perform as expected, we may experience material weaknesses in our controls. Ineffective disclosure controls and procedures and internal control over financial reporting could result in a restatement of our financial statements, the imposition of sanctions, or investigation by regulatory authorities and could cause investors to lose confidence in our reported financial and other information, all of which could have a material negative effect on the trading price of our ordinary shares. In addition, failure to meet these requirements could result in delisting from Nasdaq.

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

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, in the United States, the Trump administration has indicated the intent to propose significant changes to the U.S. tax system. In addition, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Group operates. However, this legislation does not apply to the Group as its consolidated revenue is lower than €750 million.

In addition, many aspects of the Trump administration’s proposed changes to the U.S. tax system are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. The Trump administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. Any significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition.

General Risks Affecting Our Business and Operations

Unfavorable conditions in our industry, the global economy, e-commerce or particular verticals within e-commerce, could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our merchants or our shoppers. The revenue growth and potential profitability of our business depend on demand for our platforms and services, as well as demand for the products offered by our merchants. Therefore, current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the global economy or individual markets, including changes in gross domestic product growth, financial and credit market fluctuations, political turmoil, new or increased tariffs and changes to trade policies (and retaliatory measures), trade route restrictions or challenges, natural catastrophes, warfare, global pandemics and terrorist attacks, could cause a decrease in business investments, consumer spending, services availability or e-commerce generally and negatively affect our business or result in cross border trading to be less attractive to merchants and shoppers and affect the volume of sales on our platforms.

Some of our merchants are luxury fashion brands, and the adverse impact to our business resulting from any of the foregoing factors could be magnified to the extent that it disproportionately affects merchants in verticals from which our merchants derive a significant amount of their GMV.

During recent periods these and other factors have resulted in heightened inflation rates as well as recessionary pressures in various countries. If economic conditions further deteriorate, shoppers may not have the financial means to make purchases from our merchants and may delay or reduce discretionary purchases, negatively impacting our merchants and our results of operations. Other disruptions, for example, the situation in Ukraine, rapid or uncertain changes to trade policies and retaliatory measures, have caused and may continue to cause other heightened uncertainty in the global economy.

Such uncertainties may also cause prospective or existing merchants to defer investment in e-commerce. Our smaller merchants may be more susceptible to general economic conditions than larger businesses, which may have greater liquidity and access to capital. Uncertain and adverse economic conditions also may lead to increased refunds and chargebacks. Since the impact of such uncertainties is ongoing, the effect on the global economy may not be fully reflected in our results of operations until future periods. Volatility in the capital markets has been heightened during recent periods and such volatility may continue, which may cause declines in the price of our ordinary shares.

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

Our executive officers, directors, beneficial owners of greater than 5% of our ordinary shares and affiliated entities together beneficially owned approximately 47.69% of our ordinary shares outstanding as of December 31, 2024. Certain of such holders also have rights to acquire additional ordinary shares upon the exercise of options in the future. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including the appointment and dismissal of directors, the terms of compensation of our directors and chief executive officer, certain other related party transactions, capital increases, and amendments to our amended and restated articles of association. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2024, we had 169,131,268 ordinary shares outstanding, and 8,348,209 ordinary shares are subject to outstanding awards such as options and restricted share units granted to employees under our share incentive plans, of which 6,259,264 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2024 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation-U.S. Federal Income Tax Consideration”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation-U.S. Federal Income Tax Consideration-Passive Foreign Investment Company” in Item 10.E. below.

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

Our amended and restated articles of association provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act or the rules and regulations promulgated pursuant to such statutes. Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder. While the Federal Forum Provision does not restrict the ability of our shareholders to bring claims under the Securities Act, nor does it affect the remedies available thereunder if such claims are successful, we recognize that it may limit shareholders ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs which may discourage the filing of claims against the Company, its directors and officers.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with Hamas and other terrorist organizations and parties in the region, as well as political and economic instability, could materially and adversely affect our business.

We are incorporated under the laws of the State of Israel and some of our employees, including our Chief Executive Officer, our Chief Financial Officer and other senior members of our management operate from our offices that are located in Petah Tikva, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations.

Since the establishment of the State of Israel in 1948 and in recent years, armed conflicts between Israel and its neighboring countries and terrorist organizations active in the region have involved missile strikes, hostile infiltrations, abduction of soldiers and citizens, and terrorism against civilian targets in various parts of Israel.

Following the October 7th attacks by Hamas terrorists in Israel's southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. Although certain ceasefire agreements have been reached with Hamas and Lebanon (with respect to Hezbollah), and some Iranian proxies have declared a halt to their attacks, there is no assurance that these agreements will be upheld, and military activity and hostilities continue to exist at varying levels of intensity, and the situation remains volatile, with the potential for escalation into a broader regional conflict involving additional terrorist organizations and possibly other countries. Also, the fall of the Assad regime in Syria may create geopolitical instability in the region.

While our offices in Petah Tikva have not been damaged during the current war, the hostilities with Hamas, Hezbollah, Iran and its proxies and others have caused and may continue to cause damage to private and public facilities, infrastructure, utilities, and telecommunication networks, and potentially disrupting our operations and supply chains. In addition, Israeli organizations, government agencies and companies have been subject to extensive cyber attacks. This could lead to increased costs, risks to employee safety, and challenges to business continuity, with potential financial losses.

The continuation of the war has also led to a deterioration of certain indicators of Israel’s economic standing, for instance, a downgrade in Israel’s credit rating by rating agencies (such as by Moody’s, S&P Global, and Fitch).

In connection with the ongoing war, several hundred thousand Israeli military reservists were drafted to perform immediate military service, and military reservists are expected to perform long reserve duty service in the coming years. Since the commencement of these events, we have not experienced any material effect from the absence of employees that were called to military service. However, the future absence of our employees or employees of our third-party service providers due to their military service, may in the future materially and adversely affect our ability to conduct our operations.

Prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and board of directors.

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

The scale and sophistication of our platforms relies on the data and insights we’ve accumulated since our founding. We refer to the application of our data as “Smart Insights” - country-, price-point- and vertical-specific lessons learned about shopper behavior. These insights are expanded every time a potential shopper enters a merchant’s online store - which occurs hundreds of millions of times each year - allowing us to gather additional data points along the purchasing journey. We believe that by leveraging our Smart Insights, merchants can provide highly optimized experiences for shoppers on a per-market, per-vertical and per-price point basis, driving increased sales conversion and revenues. By providing a seamless shopper experience and empowering merchants to capture the global e-commerce opportunity, we believe that we drive more transactions and thereby accumulate more data, which in turn increases the quality and depth of our Smart Insights. This creates strong flywheel effect that further powers our business and that of our merchants.

The merchants’ success is our success, and we aspire to become their trusted partner for international sales. The better the outcomes for the merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with the merchants is core to our long-term success.

In September 2023, Shopify launched “Shopify Managed Markets,” which was previously known as “Shopify Markets Pro” and was rebranded in 2024, a white-label international MoR offering, powered by Global-e, currently available to Shopify US-based merchants. Shopify Managed Markets is based on the Flow platform, leveraging its robust API-based technology and enables merchants of diverse scales, encompassing small and emerging businesses, to seamlessly extend their brand offerings globally with streamlined integration efforts. Moreover, Shopify Managed Markets boasts advanced self-service capabilities, further enhancing its appeal and functionality to merchants seeking international market expansion. Since the launch, thousands of Shopify merchants have onboarded and are utilizing Shopify Managed Markets.

At the end of 2024, we launched a demand generation offering pilot, part of our long-term strategy to be able to enhance international e-commerce by driving high intent traffic to the websites of participating merchants and consequently contribute to increased sales. Our demand generation offering is designed to leverage targeted marketing initiatives, strategic partnerships, and data-driven insights to attract high-intent shoppers from global markets. We believe that through optimized global traffic acquisition, we can help merchants connect with global shoppers who are actively seeking their products and increase their engagement with our merchants’ products and websites.

The revamped Borderfree.com brand discovery portal stands at the core of our demand generation service. The portal, to which over 250 merchants are already signed up, is designed to promote their products to a growing base of international shoppers. The offering launch was supported by a multi-channel marketing campaign, including online advertising and we intend to continue to support this initiative through online advertising and a shopper cashback reward program. Early results from the offering pilot indicate an increase in international traffic and shopper engagement, reinforcing our belief that over time, this initiative can become a powerful tool for merchants looking to expand their global presence. By integrating traffic generation capabilities with our existing offering, we believe we will be able to provide an e-commerce solution that not only facilitates international transactions but also has the potential to drive demand and growth for our merchants worldwide.

Our business has experienced rapid growth over the last years and generally since our inception. Our GMV amounted to $2,450 million, $3,557 million and $4,858 million in 2022, 2023, and 2024, respectively, representing an increase of 45.2% and 36.6% in the years ended December 31, 2023 and 2024, respectively. Our revenues were $409.0 million, $569.9 and $752.8 million in the years ended December 31, 2022, 2023, and 2024 respectively, representing an increase of 39.3% and 32.1% in the years ended December 31, 2023, and 2024 respectively. Our operating efficiency and growing economies of scale have allowed our gross profit growth rates to outpace those of our revenue growth. Our gross profit increased by 47.7% and 45.3% in the years ended December 31, 2023 and 2024. Our gross margin has steadily improved from 38.7% in 2022 to 41.0% in 2023, and to 45.1% in 2024. Our Non-GAAP gross profit has increased by 45.8% and 42.7% in the years ended December 31, 2023 and 2024 and our Non-GAAP gross margin has reached 42.9% and 46.4% in the years ended December 31, 2023 and 2024. Our net loss has decreased from $195.4 million in 2022 to $133.8 million in the year ended December 31, 2023, and decreased to $75.5 million in the year ended December 31, 2024. Our Adjusted EBITDA has grown from $48.7 million in 2022 to $92.7 million in the year ended December 31, 2023, and increased to $140.8 million in the year ended December 31, 2024.

Our Opportunity

We strive to make international sales as simple as domestic ones for our merchants, while also ensuring that shoppers enjoy an intuitive and frictionless shopper journey, making both shoppers and merchants “abroad-agnostic”. We believe that our scalable platforms enable our merchants to capture the large and growing global e-commerce market. As of December 31, 2024, we served 1,404 merchants on our enterprise platforms across over 30 countries, including the United States, the United Kingdom, other European markets and APAC countries. In addition, we serve thousands of US-based merchants through Shopify Managed Markets (previously known as Shopify Markets Pro); overall, we sell to shoppers in over 200 destination markets worldwide. We estimate the cross-border e-commerce market at more than US$1 trillion. Our total addressable market has been growing in past periods and continues to grow, driven by overall e-commerce growth and the expansion of our offering beyond cross-border through our multi-local product offerings. We believe that we have become, and that we possess the ability to remain, an industry-defining player that enables merchants to capture the global e-commerce opportunity.

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

Our platforms include mission-critical tools, from local pricing and payments capabilities to after-sales support. We also simplify the international order flow – regardless of shopper and merchant origin, currency and payment method used, whether duties and taxes were pre-paid and which shipping option was chosen - making it as simple to complete as if it was a domestic order.

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

•	After-sale support and returns - multi-lingual shopper services and multiple returns options, including pre-paid and local returns in relevant markets.

•
Value-added services - in recent periods we introduced complementary value-added services such as duty drawback programs (enabling merchants to collect back certain duties and taxes that were charged in case of shopper-returned products), and demand generation services aimed to enhance international e-commerce by driving high intent traffic to the websites of participating merchants mainly through Borderfree.com.

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

•
Increased sales conversion: we enable merchants to scale globally in a rapid, efficient manner. We ensure that the merchants are able to capitalize on their valuable international shopper traffic and growth potential by eliminating friction to decrease the gap between international markets’ share of traffic and monetization. This enables the merchants to generate an uplift in sales from the conversion of their international shopper conversion. We have seen merchants experience significant uplift in international traffic conversion after beginning to use our platform.

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

•
Emphasizing merchant branding: maintaining direct shopper relationships is of strategic importance to the merchants, and we are deeply committed to preserving that connection. All throughout the process, the merchants preserve the integrity of the brand experience and enhance their brand equity. We use minimal own branding - and only where required to do so - so shoppers primarily face the merchant’s existing storefront and brand experience.

•
Multi-local approach: Global-e supports multi-local fulfillment and supply chain, catering for the merchants’ needs to utilize inventory in multiple locales, serving select local markets, improving stock utilization and delivery speed while enhancing the shopper experience. This approach also exhibits omnichannel capabilities, for example, by allowing merchants to leverage stock in their physical stores as local fulfillment hubs, or offering ‘Buy Online, Pickup In-Store (BOPIS)’ service in certain markets, increasing convenience for shoppers while optimizing logistics efficiency. The multi-local offering is aimed at serving merchants, which hold inventories in multiple locations, typically large enterprise merchants.

Combining our access to data and know-how to generate Smart Insights

We believe we are well-positioned to provide insights to our merchants thanks to both the breadth and depth of the data we generate, on the basis of the significant international traffic on our merchants’ websites and the millions of transactions we facilitate on a yearly basis. For the year ended December 31, 2024, there were approximately 1.3 billion visits across our merchants’ e-commerce sites, and we enabled close to 24 million transactions across over 30 origin countries and over 200 destination markets. We gather extensive data along the entire value chain and lifecycle of an order - from the initial visit to the e-commerce store through the actual purchase, delivery and returns.

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

Our Merchants

We serve a fast-growing and diverse portfolio of merchants around the globe

As of December 31, 2024, we had 1,404 merchants using our enterprise platforms, up 11.8% from 1,256 merchants as of December 31, 2023 and 21.2% from 1,036 merchants as of December 31, 2022. In addition, as of December 31, 2024, we had thousands of merchants using Shopify Managed Markets. During the year ended December 31, 2024, merchants using our platforms made transactions at a total GMV of $4,858 million, up 36.6% from $3,557 million in the year ended December 31, 2023. The merchants we serve are highly diverse across:

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

•
Shopify Managed Markets - In partnership with Shopify, we power Shopify Managed Markets, a cross-border solution that enables Shopify merchants (currently US based merchants) to seamlessly expand their international reach. By leveraging Global-e’s infrastructure, Shopify Managed Markets simplifies cross-border commerce by handling localized pricing, duties and tax calculations, international shipping, compliance, and multi-currency transactions. This collaboration strengthens our ability to support a broader range of merchants seeking efficient and scalable global expansion directly from their Shopify platform.

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

True global e-commerce enabler at scale

We believe we are uniquely positioned to capture the global e-commerce opportunity as we are the only direct-to-consumer e-commerce enabler with truly global scale. We have an extensive footprint in North America, the United Kingdom, across the EU, Japan, Australia, and other APAC countries. We are diversified by vertical and end-market. Our wide-reaching scale enables us to provide a solution to merchants across the globe. This scale, coupled with strong brand recognition gained since inception, has allowed us to acquire some of the largest merchants in the world as customers.

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

Robust business model with sticky customers

Global-e is a global e-commerce enabler covering the entire shopper journey. Our platforms are deeply integrated within merchants’ existing technology stack providing the core tools to power their day-to- day global operations. As a result, we retain significant “stickiness” within our customer base. Not only do we retain our merchants - our merchants also grow with our platform, and we grow with them. Merchants process large and growing order volumes through our platforms as we become increasingly integral to their daily business operations and as they realize the benefits of using our platforms. An important component of our growth is our existing merchant base, which grows organically each year. Due to our consistently high retention rates, we have visibility into the subsequent year’s revenue by looking to our current merchants, in a given period. Attracting new merchants is also critical to the scale of our platforms. We have developed a highly efficient sales model based on a direct sales force, channel partners and strong word of mouth, and we continue to build our capabilities to further strengthen our model.

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

Expand into additional geographies, verticals and brand segments

We have expanded, and will seek to further expand our geographic footprint and boost our presence across merchant verticals, as well as brand segments. We believe that markets in the vicinity of regions where we already have a strong presence, in particular Europe and North America, and newer markets, such as APAC, are highly relevant for our business.

While historically we have held a strong position in the mass market beauty and fashion segments, we have also achieved significant success with merchants in other segments, in particular, within the luxury segment, that we believe we can continue to capitalize on. Additionally, we have extended our reach by engaging with global consumer electronics brands. In order to provide the necessary level of support for these global brands, we have built and continued to build new multi-local capabilities, allowing us to enable localized D2C sales for such brands while also enabling them to utilize their existing local infrastructure, inventory and fulfilment capabilities in multiple destination markets. We are also making use of such multi-local capabilities to better serve the needs of our large global merchants, enabling them to utilize their domestic presence and inventory in chosen markets in order to serve their shoppers in such markets in local fashion, while at the same time serving adjacent markets through our cross-border capabilities. We continue to add functionality to this offering, for example, we are able to support BOPIS, allowing merchants to use their physical stores as local fulfillment hubs, enhancing convenience for shoppers while utilization local inventory and contributing to increased in-store traffic. By integrating multi-local fulfillment with omnichannel capabilities, we enable participating merchants to offer a seamless and efficient shopping experience across key markets.

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

Offering value-added services

As part of our commitment to enhancing merchants’ international success, we offer additional value-added services that go beyond our core e-commerce solutions. These services include managed services, demand generation, and duty drawback, all designed to add value to merchants, support their international growth initiatives and enable efficiencies.

Our managed services offering includes digital marketing solution. We manage and fund digital marketing campaigns, including acquisition and retention marketing, implementing brand and performance marketing models aimed at increasing customer engagement and sales.

Additionally, our demand generation service is designed to drive quality international traffic into participating merchants’ websites to support their international growth initiatives. By leveraging targeted marketing strategies and data-driven insights, we offer solutions designed to help merchants attract global shoppers. A key component of this initiative is the revamped Borderfree.com brand discovery portal, which connects merchants with a growing base of international consumers.

Furthermore, for eligible merchants using Global-e’s shipping services, we offer duty drawback, which enables the recovery of certain import duties and taxes in certain destination markets on goods that are returned to their origin country. This service can provide a direct financial benefit by refunding merchants for customs duties and taxes previously paid, enabling them to improve the efficiency of their international trade.

Through these services, we continuously strive to strengthen our role as an e-commerce enabler, not only working towards facilitating seamless cross-border transactions but also actively driving demand, reducing costs, and maximizing revenue opportunities for our merchants worldwide.

Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2022		2023		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	($ in thousands, except percentages)
Service fees	181,887	44%	262,255	46%	350,311	47%
Fulfillment services	227,162	56%	307,692	54%	402,453	53%

Total revenue	409,049	100%	569,946	100%	752,764	100%

The Company’s revenues from service fees provided on a standalone basis were $16,515, $44,461 and $68,168 (in thousands) for the years ended December 31 2022, 2023 and 2024 respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2022		2023		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	($ in thousands, except percentages)
United States	173,967	43%	285,619	50%	399,596	53%
United Kingdom	146,562	36%	173,584	30%	182,904	24%
European Union	78,491	19%	92,566	16%	125,547	17%
Israel	1,357	*	1,806	*	2,746	*
Other	8,672	2%	16,371	3%	41,971	6%

Total revenue	409,049	100%	569,946	100%	752,764	100%

* Less than 1%

Shopify Managed Markets

In 2023, Shopify Managed Markets became generally available to US-based Shopify merchants, enabling merchants of all sizes, including small and emerging merchants, to offer their products internationally via a streamlined integration effort and advanced self-service capabilities. We believe that this offering will appeal to many merchants, due to its streamlined integration process and advanced self-service capabilities. The streamlined integration process ensures a quick and hassle-free onboarding experience for merchants, while the advanced self-service capabilities empower them to manage and customize their offerings with ease. This combination not only enhances operational efficiency but also provides merchants with the flexibility and control needed to navigate the complexities of international markets, making Shopify Managed Markets a relevant solution for a diverse range of merchants.

Drive continuous innovation on our platforms

We plan to continue to invest in research and development and operate with an agile approach to address our merchants’ and shoppers’ constantly evolving needs. We strive to continue developing new capabilities and add-on offerings, as well as look to complement existing platforms and offering through merger and acquisition opportunities, to maintain Global-e’s position as a leading holistic platform for global e-commerce, enabling efficient selling and purchasing processes for our stakeholders. In addition, we have developed the capabilities and infrastructure to support merchants’ multi-local fulfillment offering whereby select markets are serviced from locally-existing inventory, thereby giving the merchant better utilization of its stock and improving the customer offering. Our ability to provide preferred payment and delivery methods in select geographies contributes to higher conversion rates of shoppers from these geographies.

We have enriched, and we plan to continue enriching, a suite of value-added services we can provide our merchants. For example, through the acquisition of Borderfree in 2022, we have developed and expanded traffic demand generation services, enabling merchants to attract international shoppers to their web store and enhancing the value that our business brings to such global brands. A key pillar of this initiative is the revamped Borderfree.com brand discovery portal, where over 250 merchants are signed up to showcase their products to a growing base of international shoppers. The launch was supported by a multi-channel marketing campaign, including online advertising. Early results from the demand generation offering indicate an increase in international traffic and shopper engagement, reinforcing our belief that over time, this initiative can become a powerful tool for merchants seeking to expand their global presence.

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

Continue to develop and expand our strategic partnerships

We have established mutually beneficial strategic partnerships with a range of key players in the broader e-commerce ecosystem, including global technology groups, e-commerce platforms, shipping providers, third-party logistics providers, payment providers and system integrators. Our channel partners have been an important lead generation engine providing our sales team with a pipeline of prospective merchants. We intend to further strengthen our existing relationships, such as our partnership with DHL or our partnership with Shopify and build new strategic partnerships with other key players across the value chain and in the different markets in which we operate.

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

Through a range of integration options, the merchants’ websites can leverage the power of our platforms. The integration technology, either through pre-fabricated e-commerce platform plug- ins, through the implementation of our API’s or through our generic script-based client-side integration, which we refer to as Global-e Module, is based on a simple lightweight integration effort. Such integration effort ranges from a code snippet that is placed into a merchant’s existing online platform enabling us to deploy and integrate with minimal friction, to installation of our plug-ins and/or the implementation of a few of our API’s. After integration, shoppers continue to face the merchant’s existing storefront, and Global-e remains as a “white label” in the background. In the case of Shopify Managed Markets, a simple “one-click” activation process is all that is needed from the merchant’s side to enjoy the benefits of that platform.

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

•
Guaranteed landed cost - We provide shoppers with a “no-surprises” and guaranteed fully-landed cost. We offer multiple options, configurable by market, for handling import duties and taxes. For example, shoppers may select the option to prepay duties and/or taxes at checkout. Alternatively, our platforms have the capability to already embed this cost into the product price within the browsing journey (in full or partially), in order to facilitate an intuitive and frictionless smooth and user-friendly shopper journey. We believe this feature and options functionalities are critical in achieving high conversion rates across markets and promoting repeat shoppers.

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

•
Multiple shipping options - Our platforms allow merchants to choose from a menu of shipping options, offering shoppers multiple delivery alternatives, depending on the destination market: mail, express courier, Cash-on-Delivery, store delivery, drop point delivery, BOPIS and more. As part of each market-specific value proposition, merchants can decide which shipping methods to offer and how to price them, based on Global-e’s competitive shipping rates or through their own contracted shipping carriers.

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

•
Real-time fraud detection and prevention - Each order is scanned in real-time for potential payment fraud. Global-e utilizes advanced third-party screening services, coupled with proprietary algorithms and processes - all managed by a team of fraud detection and prevention specialists. These capabilities enable Global-e to achieve high payment acceptance rates and low chargeback rates across international markets. The authorization/rejection decision is made in real time without the delays and costs associated with manual or semi-automatic transaction screening. This further contributes to a streamlined and satisfying shopper experience.

•
International customer services - Global-e operates a multi-layered approach to customer services comprised of self-service portal, AI-based chatbot and a manned contact-center. Our branded self-service and multi-lingual online customer service portal contains answers to many frequently-asked questions that are typically raised post-sale by international shoppers regarding their orders. To boost our ability to provide highly accurate answers to shoppers’ support queries in real-time, without a need for human intervention, we introduced automated Customer Service Chatbot, based on Open-AI’s ChatGPT technology which has been securely connected to our systems and databases. Following its testing, piloting and launch just prior to the peak period in 2023, the Chatbot exhibited desired results, now handling a large percentage of customer inquiries, with nearly half of cases resolved autonomously to customers' full satisfaction. In addition, Global-e operates a manned contact center that serves to augment the brand’s own customer services team. Global-e’s contact center can provide either “behind the scenes” support for the merchant’s customer services team, or it can be in touch directly with the brand’s shoppers to handle their queries. Global-e continuously expand the chatbot’s capabilities, allowing it to manage an increasing range of customer service requests. For example, shoppers can now complete the entire return process - from initiating a return to receiving a return label, relevant documentation, and instructions - without leaving the chatbot interface. We believe that the use of tolls such as the AI-based Chatbot is a manifestation of the tremendous business value such technologies can unlock over the next few years and contribute to a more efficient customer support and improved customer satisfaction.

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

Packaging and pricing

We support merchants of all sizes, and at various lifecycles, from small, emerging brands to the world’s top globally-recognized retailers and high-end brands. Our platforms offer a range of differentiated service levels, enabling us to cater to the different - and constantly evolving - needs of the merchants we serve.

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

•	Uptime. Our platforms maintain excellent service levels. Across all sites, our platforms achieved over 99.9% average uptime for the year ended December 31, 2024.

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

We consider the following categories of services and solutions to be our primary and direct competition:

•
In-House D2C. Merchants have built and managed international stores and prefer to maintain these operations in-house supported by proprietary capabilities developed by them, features and capabilities provided by the e-commerce platform they utilize, and/or third-party cross-border components. This DIY approach is expensive and complex to maintain, while also lacking the flexibility and know-how of local preferences that a specialized global provider, such as Global-e, can provide. We believe that with the growing importance to merchants of global D2C, coupled with market awareness of the advantages of using reputable and experienced global third parties, such as Global-e, the trend of shifting towards a third-party global enabler will continue - with Global-e as the distinguished front runner.

•
Alternative, Cross-Border End-to-End Platforms. There is a limited number of platforms offering solutions similar in nature and breadth to those offered by Global-e. There are also some platforms that offer partial, non-end-to-end solutions, that may serve as an alternative for some merchants. However, we believe that none of these providers have the combination of global reach, track record, variety of merchants, scale, feature set and data, to match Global-e’s overall offering. The level of sophistication embedded in our platforms and solutions stemming from executing millions of transactions annually, across merchants in over 200 destination markets, is what makes us a leader in the world of global e-commerce.

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

•
Non-D2C Online Channels. Non-D2C online channels, such as marketplaces, offer brands access to shoppers' traffic and facilitation of digital transactions. Such online channels are varied, ranging from local, multi-local, regional and global platforms. They generate online traffic from shoppers by marketing under the marketplace’s own brand and command a fee, or “take rate” that may represent a meaningful percentage of the merchant’s revenue. To facilitate the transaction between shopper and seller, online channels may provide complimentary services such as payment acquiring, fraud protection, order management, and access to shipping providers. Merchants do not have direct access to shoppers; rather, they must list their products through the intermediary - i.e., the marketplace - to gain exposure. As such, by selling through non-D2C online channels, merchants often expose their brand to direct competition from other brands sold in parallel through such online channels (e.g. a common feature of marketplaces is “people who bought this also bought this” lists which may include different brands).

For geographical and segmental revenue, see Note 2, reporting segments and geographical information included within our consolidated financial statements elsewhere in this Annual Report.

Seasonality

See Item 5. “Operating and Financial Review and Prospects” for a discussion of the seasonality of the Company’s main business.

Environmental, Social and Governance (ESG) Practices

 We view Environmental, Social, and Governance (ESG) considerations as part of our broader business strategy, ensuring alignment with regulatory requirements and value creation. Our ESG initiatives will be considered in light of our business strategy and the expectations of our stakeholders, partners, employees and local communities.

Our Board of Directors oversees the building of our ESG strategy, and the Board’s Nominating, Governance and Sustainability Committee (NGSC) was nominated to monitor and guide our management as we explore relevant initiatives. Our ESG executive committee (that was established by the NGSC and comprising senior management) continued to operate under the direction of the NGSC, to lead the development and execution of our ESG workplan in collaboration with key departments across the company.

In the course of our ongoing Board of Directors and NGSC meetings, we continue to hold sessions on ESG, presenting our activities and key topics for the year in connection with our business operations and our workplan. Special focus was given to cybersecurity, where we reviewed and reaffirmed existing cybersecurity policies, developed and implemented a cybersecurity risk management program, and established framework for evaluating the materiality of cybersecurity incidents, along with additional initiatives that we believe can enhance cybersecurity governance and risk mitigation.

We remain committed to our long term target to explore ways to embed ESG considerations into our operations, which could contribute to fostering a culture of responsible growth.

In 2024, we continued to review climate change impacts. We also remained committed to creating an inclusive workplace where all employees feel valued and empowered.

Following our 2022 engagement with the ESG advisory team of Nasdaq Corporate Solutions, LLC, that conducted our first ESG materiality assessment based on what we believe were and still are our stakeholders’ values and our internal leadership views and attitude on ESG, in light of our missions and business strategy, in 2024 we continued to advance our ESG initiative explorations, integrating the assessment’s findings while adapting to evolving regulatory requirements and business needs.

Sustainability

Recognizing the impact of our activities on the environment, we remain committed to explore measures that could reduce carbon footprint associated with our operations.

We remain committed to considering energy efficiencies within our office spaces. Reducing waste generation, use of paper and consumption of electricity and water are the focus of our continued efforts under our facility management policy. Principles such as must-have only printing policy, minimal use of disposables including paper cups (mostly in our largest office location in Israel and the US), implementation of recycling practices (for example, in our London office, which is our second largest office facility and in our U.S. offices, where we provide separate bins for recycling and trash to encourage proper waste segregation), donation of unused electrical appliances to non-profit organizations and schools, and preferring wired computer accessories to limit the use of battery – all remain keys in our long term endeavors.

We will continue to explore ways, in collaboration with our carrier network, to extract relevant data related to the measuring of carbon footprint associated with transportation and logistics. The ability to extract such data in a meaningful manner could help us to shape future strategies for emissions reduction within relevant supply chain. We remain pleased with our carrier network for the carbon-reduction goals their own programs and initiatives seem to exhibit, however the scope or success of such programs and initiatives remain outside of our direct influence. We believe that having our lion-share shipments carried through such network could potentially have a meaningful contribution to any carbon-reduction goals.

In collaboration with some of our carriers, a rate card that incorporates optional offsetting fees for GHG emissions is made available, with a view to encourage and facilitate carbon-neutral shipping options for our merchants. We are, and likely will remain, unable to control or impact our merchants’ choice or the actual offering made by such carriers, but we remain committed to making such rate cards available as part of our proposition as long the carriers make it available on their end. We believe that such offering echoes the importance of emissions reduction along the supply chain.

Sustainability is an ongoing and long-distance journey, and we are still in our early-stage phase that involves mostly planning, exploration and gradual implementation and adoption. Global-e remains optimistic that these steps could eventually contribute to the environment and support sustainability.

Employee Recruitment, Retention and Engagement

Our workforce has grown significantly in recent periods, and that has, and continues to require us to seek to build and maintain a working environment that caters for employees motivation, talent, wellbeing and safety, while promoting personal and professional development.

We continued to recruit relevant talent to strengthen our team capabilities in our offices worldwide. As we continue to grow our workforce and to expand geographically, including qualified individuals from a wide variety of backgrounds will continue to be important to who we are, allowing us to better serve our customers in a local culture fashion yet with a global expertise earned through cross-organizational collaboration.

We remain committed to creating an inclusive workplace where all employees feel valued and empowered. We acknowledge the importance of inclusion and belonging (I&B) in driving innovation, fostering creativity, and promoting long-term sustainability. Based on our previously established long term workplan, we continued our exploration of ways to address I&B gaps, I&B data measuring and promoting a culture of equality. The ESG executive committee is responsible for the governance of our roadmap planning and execution on I&B matters, in consultation with its member, our VP of Human Resources. We call out the following items for the past few periods:

•          Gap Assessment: in 2023, with the support of the PWC Israel, Risk and Forensic Services, ESG group, we conducted preliminary assessment to identify areas of improvement and opportunities for enhancing inclusion and belonging across various facets of the organization, including but not limited to hiring, promotion, and professional development. We believe that the outcomes of such assessment remained valid throughout 2024 and will remain valid during future periods.

•          Policy: we finalized a high-level policy, which was presented and approved by the NGSC. We believe that the policy, developed in light of the gap assessment discussed above, our management’s guidelines and spirit and industry standards, will assist in prioritizing our efforts and serve as a guide to the human resources (HR) team.

•          Internal Engagement: we held roundtable discussions with founders and executives, conducted "train the trainer" workshops for the Israeli HR team, and organized volunteer activities across key locations (IL, US, and UK) to reinforce a culture of inclusion and professional collaboration.

Despite the steps that were made in recent periods, it is important to note that our forward plan on such issues is still evolving and under constant development, balancing our business challenges and objectives. Our commitment nonetheless remains as it has always been, continuing to prioritize I&B in our long-term strategy, all based on measurable data and in conformity to our management’s visions and spirit, aligned with industry best practices, recognized reporting standards, and applicable law.

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

We are extremely proud of our employees. In 2024, 198 employees (approximately 18.0% of our global workforce) were promoted or assumed new roles within the organization. We believe that such continued vote of confidence is the result of our culture.

During 2024 our hybrid remote work policies remained in place, enabling our employees to work remotely for parts of the work-week, while still fully operating all our office facilities, and maintaining health and safety measures.

Offering our employees opportunities to acquire new skills, and to develop through exploration, experience and learning, by providing them learning and development programs, remains a priority. We have dedicated personnel within our Human Resources team, supervised by our executive leadership, who focus, and will continue to focus, on developing learning, training and growth policies and plans, through internal and external platforms, to be made available for our people worldwide. Juno Journey, the online learning platform we implemented in 2022, continues to be valued by our employees, with tens of thousands of external learning resources. The platform was recently adopted for onboarding new employees, and professional growth of existing employees. We are proud at the employees’ high engagement with over 77% of employees actively engage with the platform, an increase from previous year. Each employee receives an annual learning budget allowing them to attend, on average, 2-3 courses of their choice. We continued to enhance the platform with professional content, by creating in-house courses and professional sessions covering our products, technology and offering, while also building a competency development program to expand knowledge of our solutions across all teams.

In addition to company-wide learning initiatives, we also provided professional development training for key departments, including engineering, sales, and product teams. These programs focus on enhancing functional expertise, strengthening industry-related skills, and supporting technical and strategic growth within these specialized areas.

We believe that managers of all levels, across all professional verticals, are key to our success. In an effort to support our managers’ growth and skills, and to further develop their leadership and management effectiveness, we launched a managerial training program in 2024, aimed at equipping managers with the skills needed to lead effectively, support the growth of their employees, and drive team success. Over 40% of eligible managers from across the organization have already successfully completed the first training cycles, which remains ongoing for the remaining managers as part of our continued investment in leadership development and workplace culture. Further supporting managerial excellence, we conducted specialized training sessions focused on providing constructive feedback and conducting effective interviews, helping managers refine their ability to evaluate talent, foster employee growth, and enhance overall team performance.

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

Governance, Compliance and Business Ethics

Our unique position as an e-commerce enabler comes with great responsibility to the value chain stakeholders – our merchants (brands and retailers), our consumer shoppers and the vendors we work with or collaborate when we perform our services. We aim to hold ourselves to the highest standard of business and professional ethics, and expect our stakeholders to do the same. We are committed to making fair and unbiased selection of partners, honor our promises and commitments, and stay accountable to our actions and choices towards our stakeholders.

Being a founder-led organization, operating under the oversight of our Board of Directors and its committees, we are committed to the values and standards of behavior set forth in our Code of Conduct. We will keep our employees appraised of the code through annual training, and by making it available to all, including by reference in our service contracts with our merchants. The Company maintains strong social responsibility practices through mandatory annual training programs for all employees, contractors, and part-time workers, covering crucial areas such as preventing sexual harassment and ensuring ethical business conduct.

We have established a Code of Conduct and Ethics that guides our operations and relationships with stakeholders. As we did in past periods, our Board of Directors, with the support of our management, has recently conducted a review of the Code of Conduct to reaffirm our commitment to maintaining the highest standards of integrity, transparency, and ethical behavior in all aspects of our operation. No material changes were made in the course of such recent review of the Code of Conduct. We intend to carry out such review periodically to ensure alignment with regulatory requirements, industry standards, and stakeholder expectations.

The Company maintains what we believe to be a comprehensive compliance program that demonstrates our commitment to strong corporate governance and social responsibility. Our Board of Directors, directly and by empowering the Audit Committee and the management team, actively oversee the Company's compliance framework, which includes policies and procedures covering critical areas such as anti-corruption, ethical business conduct, data protection and cybersecurity, as well as international trade laws and sanctions compliance.

As part of our ongoing commitment to excellence in compliance and governance, during 2024, our compliance framework was reviewed by our internal audit team (Deloitte). That review identified opportunities to further enhance our program, including plans to formalize our risk assessment methodology, strengthen merchant and vendor due diligence processes, and enhance documentation procedures. These planned improvements, which are part of our compliance roadmap for coming periods, include the implementation of a risk management framework, enhancement of merchant documentation controls, and the introduction of cross-organizational unified vendor onboarding process. The Company's governance structure includes Entity-Level Controls (ELCs) and a multi-layered protection methodology comprising operational compliance checks, front-line monitoring, internal reviews, and independent assurance mechanisms. Our current bottom-up approach to risk assessment continues to serve us well, and we remain committed to continuously evaluating and enhancing our compliance processes to meet evolving business needs and regulatory requirements.

Board Composition

We are privileged to have experienced industry-relevant leaders as our members of the Board of Directors. The members of our Board of Directors bring years of leadership experience, making it fit for overseeing our organization’s governance and compliance. We maintain a majority independent Board of Directors, with five independent directors. We believe our Board of Directors demonstrates balanced perspectives of relatively newly appointed directors and required industrial knowledge from the more tenured directors. Under the supervision of the NGSC, we conduct Board of Directors and Committee evaluations to facilitate an assessment of the performance of the Board of Directors and its Committee and assessing its strengths and weaknesses and laying a foundation for discussion and future improvement.

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

      For example we are subject to the PPL, and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”). These impose obligations regarding how certain personal data is processed, maintained, transferred, disclosed, accessed, and secured. Therefore, significant changes to the PPL or Security Regulations may necessitate adjustments to our data protection and security practices. In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and will take effect on August 14, 2025 (“Amendment 13”). Among other things, Amendment 13 expands the PPA’s authority to investigate incidents where there is concern of privacy violation and to impose monetary sanctions that are considerably higher than those currently available under the PPL and its regulations. Additionally, Amendment 13 introduces new obligations for parties processing personal data, which may require us to modify our data practices and policies, appoint mandatory positions, and consequently, to incur substantial costs to align our privacy and data protection practices in Israel.

Moreover, in January 2025, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) came into effect also with respect to personal data related to Israeli individuals. As a result, we may need to adjust our practices, particularly those concerning data subjects’ rights. Failure to comply with the PPL, its regulations, and PPA guidelines may expose us to administrative fines, civil claims (including class actions), and, in certain cases, criminal liability. Upon Amendment 13 taking effect in August 2025, the sanctions for non-compliance with the PPL and its regulations (including the Security Regulations and the EU Regulations) will be significantly increased.

In this respect, privacy and data protection laws and regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that any administrative supervision procedure is initiated by the a privacy protection authority that reveals certain irregularities with respect to our compliance with privacy and data protection laws or regulations, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

For further information on the laws regarding privacy and data protection which we are subject to, see “Risk Factors-Risks Relating to our Business and Industry.” We are subject to stringent and changing laws, regulations, standards and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could harm our business.

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

Environmental, Health, and Safety (EHS)

We are subject to laws and regulations regarding protection of the environment as well as workers health and safety. Certain environmental laws may impose liability regardless of knowledge, fault, or legality of the action at the time taken. There are also increasing expectations regarding product stewardship, including end-of-life considerations, and we may become subject to such laws due to our role as merchant of record.

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

For example, a new EU Product Safety Regulation, which came into effect as of December 13, 2024, will extend the EU’s product safety regime to additional parties including providers of certain platforms and fulfilment services, in addition to imposing greater compliance obligations including information provision requirements and requirements to designate responsible persons and facilitate or implement corrective measures such as product recalls. Specific product safety and liability laws and regulations also apply or will or are expected to take effect soon, in relation to certain types of products. For example, the pending EU Toy Safety Regulation, is likely to result in more stringent guidelines for the manufacturing, labeling, and distribution of toys including the introduction of digital product passports. In the UK, additional product safety regulatory developments may lead to changes to the current product liability regime.

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

C.	Organizational Structure

The following sets forth our significant subsidiaries as of the date of this Annual Report. All ownership is 100%.

•	Globale UK Limited (England)

•	Global-e US Inc. (Delaware, USA).

•	Flow Commerce Inc. (Delaware, USA)

Certain other subsidiaries of the Company, have been omitted because they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this Annual Report.

D.	Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel, where we occupy approximately 97,195 square feet of office space pursuant to a lease that expires on September 1, 2027 (with automatically renew for an additional 5 years). We currently lease additional office space in Israel, the UK, the U.S. and Ireland, and we are party to agreements whereby we have access to and the right to use certain office space in the U.S., France, Australia, Japan, Singapore, Korea, Romania, Germany, Canada and the United Arab Emirates. We do not own any real property. We evaluate, based on our growth, the need to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion together with “Selected Consolidated Financial Data” and the consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements regarding industry outlook and our expectations regarding our future performance, planned investments in our expansion into additional geographies and brands, research and development, sales and marketing and general and administrative functions, liquidity and capital resources, as well as other non-historical statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 under Item 5. “Operating and Financial Review and Prospects”, filed with the SEC on March 27, 2024.

Overview

Our platforms were purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world, while reflecting the localization of the shopper’s experience to make international transactions as seamless as domestic ones.

We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. Our platforms provide mission-critical, integrated solutions that create a localized and frictionless shopper experience and are simple to manage, flexible to adjust and smart in local market insights and best practices. The vast capabilities of our end-to-end platforms include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platforms to enhance shopper experience and enable merchants to capture the global e-commerce opportunity.

We aspire to become the merchants’ trusted partner for international sales. The better the outcomes for merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with merchants is core to our long-term success. This is evidenced by our Gross Dollar Retention Rate, which was 93.5% in 2024, and our Net Dollar Retention Rate, which was 119% during the same period. GDR and NDR in 2024 were negatively impacted by the bankruptcy and churn of Ted Baker, which was a large merchant, and by several Borderfree merchants that chose not to re-platform to the Global-e platform and churned.

Our Business Model

We have a volume-based revenue model, driven by shopper order activity on our merchants’ websites. As a result, our revenues, which are generated from the fees charged for the use of our integrated platforms solution and provision of fulfillment services, are closely correlated with the level of GMV (as defined under “Key Performance Indicators and Other Operating Metrics”) that flows through our platform. We offer a fully integrated platform solution to merchants and derive revenues by charging fees that vary depending on the transaction volume processed, outbound countries and destination markets, level of customer service provided and shipping options, among other variables.

Service fees revenue is generated as a percentage of the transaction value that flows through our platform. Fulfillment services revenue is generated through our offerings of shipping and handling. We mandatorily bundle components of our integrated platform solution that we believe are essential to achieving improved sales conversion of our merchants’ international traffic. Our fulfillment services are offered on an optional basis, and thus merchants may choose to utilize or cease utilizing our fulfillment services, either in whole or for select markets, at any time and from time to time. Many merchants use our fulfillment services alongside our integrated platform solution due to convenience and competitive pricing achieved based on our economies of scale, while some merchants choose to use our integrated platform solution on a standalone basis. Service fees revenue generated from the use of our integrated platform solution on a standalone basis has increased over time, equaling $16.5 million (or 9.1% of service fees revenues), $44.5 million (or 17% of service fees revenue), and $68.2 million (or 19.5% of service fees revenue), for the years ended December 31, 2022, 2023, and 2024, respectively. The increase in standalone basis revenues as a percentage of service fees revenues is largely attributed to the development of our multi-local offering for which we typically do not provide fulfillment services.

Over and above the revenues generated, we view shopper traffic and GMV as critical to our success because they generate valuable data, further fueling our Smart Insights. These data-driven insights are an integral part of the integrated solutions we provide to our merchants and a key driver in the growth of their global revenues. During the year ended December 31, 2024, shoppers that visited e-commerce websites powered by our platforms generated close to 24 million transactions which translated to $752.8 million of revenue.

An important component of our revenue growth is the retention and expansion of our existing merchant base. Our revenue model is driven by the ability to retain and grow our business with existing merchants and attract new merchants from new geographies, segments and verticals. Revenue from our existing merchant base has grown significantly over time as our merchants’ global revenues have grown, the volume of transactions that our merchants process through our platforms has increased and we have expanded to additional geographic corridors. The revenue growth from our existing merchants that continue to process transactions on the Global-e platforms has historically exceeded any lost revenue from merchants that discontinued their use of our platform. We measure the growth from our existing merchant base using Net Dollar Retention Rate, and we measure the lost business from merchants that discontinue their use using Gross Dollar Retention Rate.

Our existing merchant base is critical to our success, generating approximately 89% and 87% of our GMV in the year ended December 31, 2023, and 2024, respectively. Our Net Dollar Retention Rate for the years ended December 31, 2023, and 2024 was 127% and 119%, respectively. Our high Net Dollar Retention Rate is driven both by strong retention and by the growth of our merchants’ transaction volumes processed on our platforms. We believe this highlights the mission-critical nature of our platforms for merchants that continue to grow with us over time.

As of December 31, 2024, we had a diversified base of 1,404 merchants using our enterprise platforms, which translates to an annual increase of 11.8% from 1,256 merchants and of 21.2% from 1,036 merchants as of December 31, 2023 and December 31, 2022, respectively. These merchants range from globally recognized retailers to small, emerging brands located across more than 30 countries. No single merchant represents more than 6% of total GMV for the years ended December 31, 2023 and 2024. In addition, thousands of merchants have onboarded and are using Shopify Managed Markets as of December 31, 2024.

Our significant scale and growth mean we also enjoy increasing geographic diversification in terms of both “outbound” sales, which term refers to sales from the merchant’s country of origin, and “destination market” sales, which term refers to sales made to shoppers in various markets. The United Kingdom has historically been our largest outbound market. However, over the last few years outbound sales from the United Kingdom as a percentage of total revenue have been decreasing as we developed additional outbound markets, primarily the United States and the EU. For the year ended December 31, 2024, the United States represented 53% of our revenues, with the United Kingdom, the EU, Israel, and other geographies (APAC and Middle East) representing 24%, 17%, 0.4%, and 6%, respectively. We expect to continue attracting new merchants in diverse geographies, including countries in which we have existing operations as well as new markets. For example, we continued to develop our presence in APAC, which we believe represents a significant opportunity and have been able to grow our APAC outbound GMV significantly in 2024. Of the 1,404 merchants served on our enterprise platforms as of December 31, 2024, 43% were located in North America, while 29% and 19% were located in the United Kingdom and Europe, respectively, and 9% were located in other geographies. With regards to the destination markets from which shoppers make purchases, Canada, the US and the UK represented 15%, 12% and 11% of our total revenue for the year ended December 31, 2024, respectively, no other destination market represented more than 10% of our total revenue for the year ended December 31, 2024.

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

Key Performance Indicators and Other Operating Metrics

Key Performance Indicators

We review the following metrics to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

The following table summarizes the key performance indicators that we used to evaluate our business for the years ended December 31, 2022, 2023, and 2024.

	Year Ended December 31,
($ in millions)	2022	2023	2024
Gross Merchandise Value	2,450	3,557	4,858
Net Dollar Retention Rate	130%	127%	119%
Revenue	409.0	569.9	752.8
Non-GAAP Gross Profit	167.9	244.8	349.4
Non-GAAP Gross Margin	41.1%	42.9%	46.4%
Adjusted EBITDA	48.7	92.7	140.8
Adjusted EBITDA Margin	11.9%	16.3%	18.7%
Free Cash Flow	81.0	106.5	167.1

Key Profit GAAP Figures

	Year Ended December 31,
($ in millions)	2022	2023	2024
Gross profit	158.2	233.6	339.4
Operating profit (loss)	(189.3)	(137.1)	(67.9)
Net profit (loss)	(195.4)	(133.8)	(75.5)
Net cash provided by operating activities	89.3	108.2	169.4

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

Our Net Dollar Retention Rate for the years ended December 31, 2022, 2023, and 2024 was 130%, 127%, and 119% respectively. Our Net Dollar Retention Rate may fluctuate in future periods due to a number of factors, including the expansion of our GMV base, the level of penetration within our merchant base, enhancements made to our existing platforms and our ability to retain our existing merchant base.

Revenue. We generate revenues by charging merchants fees for the use of our end-to-end global e-commerce solution. Our revenues are driven by the level of GMV that flows through our platforms. We have experienced rapid revenue growth in recent years, growing 66.8%, 39.3%, and 32.1% in the years ended December 31, 2022, 2023, and 2024, respectively.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. Our cost of revenue consists primarily of costs associated with payment acquiring fees, shipping and logistic costs, hosting, amortization of acquired intangibles, operational merchant support expenses, such as customer service and allocated overhead. Our Non-GAAP gross profit is defined as gross profit adjusted for amortization of acquired intangibles. In recent years, we have consistently increased our gross profit as a percentage of revenue, or our gross margin, mainly due to economies of scale resulting from growth volumes, efficiencies stemming from our optimization, as well as a shift in our revenues mix towards a higher share of service fees revenues. For the years ended December 31, 2022, 2023, and 2024, our Non-GAAP gross margin, which is calculated as Non-GAAP gross profit divided by revenues, was 41.1%, 42.9%, and 46.4% respectively. Our GAAP gross margin for the respective periods was 38.7%, 41.0%, and 45.1%.

Adjusted EBITDA.is a non-GAAP financial measure and is defined as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income) net, stock based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses. Our Adjusted EBITDA grew from $48.7 million for the year ended December 31, 2022 to $92.7 million for the year ended December 31, 2023, and to $140.8 million, for the year ended December 31, 2024. This increase was primarily driven by growth in revenues and gross margin.

Free Cash Flow is a non-GAAP financial measure and is defined as net cash provided by operating activities less purchase of property and equipment. Our free cash flow grew from $81.0 million for the year ended December 31, 2022 to $106.5 million for the year ended December 31, 2023, and to $167.1 million for the year ended December 31,2024. This increase was driven by the increase in Adjusted EBITDA and working capital dynamics.

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

Our Gross Dollar Retention Rate was 93.5% in 2024.

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

•
New Merchant Acquisition: Our growth depends in part on our ability to attract new merchants and add their GMV to our platforms. Over the past years, we have experienced substantial expansion in the number of merchants served by our enterprise platforms, which totaled 1,404, 1,256 and 1,036 as of December 31, 2024, December 31, 2023 and December 31, 2022, respectively. While the number of merchants served on our enterprise platforms has grown at a slower pace compared to our transactions volume, over time, we have been able to attract larger merchants to our platform, based on the enhancement of our platform and our growing recognition. In addition, thousands of merchants have already onboarded and are using Shopify Managed Markets as of December 31, 2024. New merchant acquisition is a key to scaling our platforms. We have historically achieved efficient payback periods driven by a combination of direct sales, inbound inquiries, word-of-mouth referrals and channel partnerships. Continuing to add merchants to our platforms in an efficient manner is a key component of our ability to grow our revenues.

•
Successful Expansion to Additional Geographies: We believe our platforms can compete successfully around the world, as they enable merchants, regardless of geography, to expand their market footprint to more shoppers by selling globally. In order to successfully acquire merchants across geographies, Global-e has local sales teams in the United States, the United Kingdom, the EU, and APAC. We plan to add local sales and additional required support in further select international markets over time to support our growth.

•
Investing to Scale Our Platforms and Merchant Base: We have made, and will continue to make, significant investments in our platforms to retain and scale our merchant base and enhance their experiences. In the years ended December 31, 2022, 2023, and 2024, excluding stock-based compensation, we spent $59.2 million (or 14.5% of revenue), $71.3 million (or 12.5% of revenue), and $88.2 (or 11.7% of revenue) respectively, on research and development. These amounts represent year over year increases of 20.4% and 23.7% in the years ended December 31, 2023 and 2024, respectively. The decrease of research and development spend as a percentage of revenue in 2024 is attributed to scale leverage. In the years ended December 31, 2022, 2023, and 2024 excluding the amortization of the Shopify warrants related asset, amortization of acquired intangibles and stock-based compensation, we spent $35.1 million (or 8.6% of revenue), $53.1 million (or 9.3% of revenue), and $87.4 million (or 11.6% of revenue), respectively, on sales and marketing. These amounts represent year over year increases of 51.3% and 64.7% in the years ended December 31, 2023, and 2022, respectively. The increase of sales and marketing spend as a percentage of revenue in 2024 is driven mainly by the revenue share to our partners, which is volume based. Overall research and development expenses were $81.2 million, $97.6 million, and $105.5 million, in the years ended December 31, 2022, 2023, and 2024, respectively. Overall sales and marketing expenses were, $206.1 million, $217.0, and $250.7 million in the years ended December 31, 2022, 2023, and 2024, respectively. We plan to continue to invest significantly in go-to-market and innovation to address the needs of merchants. We also plan to increase our headcount. The resources we commit to, and the investments we make in, our platforms, are designed to retain and expand the sales of our merchants, expand into new geographies and acquire new merchants, fuel our “Smart Insights” data set, develop value-added services and improve our operating results in the long term.

•
Revenue Seasonality: Our revenue is highly correlated with the level of GMV that our merchants generate through our platforms. Our merchants typically process additional GMV each year in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season, driven by an uptick in e-commerce sales. As a result, we historically have generated higher revenues in the fourth quarter than in other quarters. In the years ended December 31, 2022, 2023, and 2024, fourth quarter GMV represented approximately 34%, 33%, and 35% respectively, of our total GMV. We believe that similar seasonality trends will affect our future quarterly performance.

•
Increased Efficiency from Economies of Scale: As our GMV scales, we can potentially achieve margin expansion due to scale leverage. In addition, our larger size allows us to negotiate better terms with our suppliers allowing us to further optimize our cost base. As the number of merchants on our platforms grows, we also generate increasing amounts of data which in turn enable smarter decisions and optimizations that further increase efficiency.

•
Global Macroeconomics: We operate alongside continued recessionary concerns and a volatile macroeconomic and geo-political situation in many of the world’s largest economies. Inflationary pressures and changing interest rates in key markets may influence consumer sentiment and have a negative effect on consumer spend. Currency exchange rate fluctuations may impact our revenues and expenses and hence, our operating results. Global events have created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely to conduct our business and may also have a negative effect on consumer spend. Additionally, changes in trade policies, including the imposition of new or additional tariffs, taxes, or import restrictions in key markets, may increase our costs, disrupt supply chains, and affect the affordability of products for consumers as merchants may increase the price of their products.

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

Gross profit and gross margin. Our gross profit and gross margin may fluctuate from period to period. Such fluctuations may be influenced by our revenue, including the seasonality of our revenues, revenues mix, changes in cost of goods sold, our expected expansion into additional geographies and the growth of our merchant base.

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

Sales and marketing expenses. Sales and marketing expenses primarily consist of the amortization of the Shopify related commercial assets, costs of our sales, marketing and merchant success personnel, sales commissions, marketing activities, merchant acquisition costs, amortization of acquisition related intangible assets, channel partners fees and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount. We intend to continue to invest in our sales and marketing capabilities in the future to further increase our brand awareness and to grow our merchant base. We expect these costs to increase as we grow our business. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognize a commercial agreement asset upon the vesting of the warrants, and we amortize such asset over time. A large portion of the commercial agreement asset will be fully amortized in April 2025, thus reducing amortization expenses going forward.

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

Income taxes. Income taxes consist primarily of deferred taxes and income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Our net operating loss carry forwards for tax purposes amounted to approximately $345 million as of December 31, 2024.

A.	Operating Results

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2022	2023	2024
($ in thousands)
Revenue	409,049	569,946	752,764
Cost of revenue	250,871	336,343	413,331
Gross profit	158,178	233,603	339,433
Operating expenses:
Research and development	81,206	97,568	105,487
Sales and marketing	206,100	217,035	250,661
General and administrative	60,196	56,059	51,213
Total operating expenses	347,502	370,662	407,361
Operating profit (loss)	(189,324)	(137,059)	(67,928)
Financial expenses (income), net	12,093	(5,262)	11,465
Profit (loss) before income taxes	(201,417)	(131,797)	(79,393)
Income taxes (benefit) expenses	(6,012)	2008	(3,845)
Net profit (loss)	(195,405)	(133,805)	(75,548)

	Year ended December 31,
	2022	2023	2024
($ in thousands)
Revenue	100	100	100
Cost of revenue	61.3	59.0	54.9
Gross profit	38.7	41.0	45.1
Operating expenses:
Research and development	19.9	17.1	14.0
Sales and marketing	50.4	38.1	33.3
General and administrative	14.7	9.8	6.8
Total operating expenses	85.0	65.0	54.1
Operating profit (loss)	(46.3)	(24.0)	(9.0)
Financial expenses (income), net	3.0	(0.9)	1.5
Profit (loss) before income taxes	(49.2)	(23.1)	(10.5)
Income taxes (benefit) expenses	(1.5)	0.4	(0.5)
Net profit (loss)	(47.8)	(23.5)	(10.0)

Reconciliation to Non-GAAP Gross Profit

	Year Ended December 31,
($ in thousands)	2022	2023	2024
Gross Profit	158,178	233,603	339,433
Amortization of acquired intangibles included in cost of revenue	9,743	11,183	9,994
Non-GAAP Gross Profit	167,921	244,786	349,427
Revenues	409,049	569,946	752,764
Gross Margin	38.7%	41.0%	45.1%
Non-GAAP Gross Margin	41.1%	42.9%	46.4%

Reconciliation to Adjusted EBITDA

	Year Ended December 31,
($ in thousands)	2022	2023	2024

Net profit (loss)	(195,405)	(133,805)	(75,548)
Income tax (benefit) expenses	(6,012)	2,008	(3,845)
Financial expenses (income), net	12,093	(5,262)	11,465
Stock-based compensation:
Cost of revenue	262	639	929
Research and development	21,970	26,266	17,291
Selling and marketing	3,877	4,259	5,836
General and administrative	12,800	13,796	15,102
Total stock-based compensation	38,909	44,960	39,158

Depreciation and amortization	1,585	1,788	2,131

Commercial agreement asset amortization	149,047	150,451	148,594

Amortization of acquired intangibles	27,833	20,434	18,812

Merger related contingent consideration	12,161	12,161	-

Acquisition related expenses	8,492	-	-

Adjusted EBITDA	48,703	92,735	140,767

Revenues	409,049	569,946	752,764
Adjusted EBITDA Margin	11.9%	16.3%	18.7%

Reconciliation to Free Cash Flow

	Year Ended December 31,
($ in thousands)	2022	2023	2024
Net cash provided by operating activities	89,328	108,222	169,393
Purchase of property and equipment	(8,352)	(1,741)	(2,335)
Free Cash Flow	80,976	106,481	167,058

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenue. Revenue increased by $182.8 million, or 32.1%, to $752.8 million for the year ended December 31, 2024 from $569.9 million for the year ended December 31, 2023, consisting of increases in service fees revenue of $88.1 million, or 33.6%, to $350.3 million from $262.2 million, and fulfillment revenue of $94.8 million, or 30.8%, to $402.5 million from $307.7 million.

The increase in service fees revenue resulted primarily from growth of GMV from $3,557 million in the year ended December 31, 2023 to $4,858 million in the year ended December 31, 2024. GMV generated from existing merchants increased by $659 million, primarily attributable to growth in global sales and an increase in the use of our platform to support additional inbound markets partially offset by higher churn of merchants in 2024. In the year ended December 31, 2024, new merchants, generated GMV of $639 million compared to $403 million in the year ended December 31, 2023. The increase in fulfilment revenue resulted primarily from an increase of transactions processed through our platforms from approximately 18 million in 2023, to close to 24 million in 2024, and was partially offset by the transactions volume generated by merchants using our platform services on a standalone basis.

Cost of Revenue and Gross Profit Margin. Cost of revenue increased by $77.0 million, or 22.9%, to $413.3 million for the year ended December 31, 2024 from $336.3 million for the year ended December 31, 2023, mainly consisting of increases in service fees costs of $13.5 million, or 13.8%, to $111.6 million from $98.1 million and fulfillment costs of $63.5 million, or 26.7%, to $301.7 million from $238.2 million. The increase in service fees costs was primarily driven by the increased cost of serving the higher value of transactions processed through our platform. The increase in fulfilment costs was primarily driven by the growth in the volume of transactions processed through our platforms.

Research and Development Expenses. Research and development expenses increased by $7.9 million, or 8.1%, to $105.5 million for the year ended December 31, 2024 from $97.6 million for the year ended December 31, 2023. This increase was primarily attributable to an increase of $6.2 million in payroll, share-based compensation and sub-contractors fees. Total headcount within research and development increased by 83 to support the further development of our platform capabilities from December 31, 2023 to December 31, 2024.

Sales and Marketing Expenses. Sales and marketing expenses increased by $33.6, or 15.5%, to $250.7 million for the year ended December 31, 2024 from $217.0 million for the year ended December 31, 2023. This increase was primarily driven by an increase of fees paid to our partners of $17.1 million and an increase in payroll and share based compensation of $6.7 million. Total headcount within sales and marketing increased by 30 from December 31, 2023 to December 31, 2024.

General and Administrative Expenses. General and administrative expenses decreased by $4.8 million, or 8.6%, to $51.2 million for the year ended December 31, 2024 from $56.1 million for the year ended December 31, 2023. This decrease was primarily due to merger-related contingent consideration decrease of $12.2 million incurred from the Flow transaction partially offset by an increase in payroll and share based compensation of $4.8 million. Total headcount within general and administrative increased by 19 from December 31, 2023 to December 31, 2024.

Financial Expenses (Income), Net. Financial expenses (income), net increased by $16.7 million, to financial expenses of $11.5 million for the year ended December 31, 2024 from $5.3 million of financial income for the year ended December 31,2023, primarily driven by exchange rate differences.

Income Taxes. Income taxes decreased by $5.9 million to $3.8 million of tax benefit for the year ended December 31, 2024 from $2.0 million of expenses for the year ended December 31, 2023, primarily driven by realization of deferred tax liabilities.

B.	Liquidity and Capital Resources

Overview

Since our inception and until our initial public offering on May 14, 2021, we have financed our operations primarily through private placements of our equity securities. On May 14, 2021, we completed our initial public offering in which we sold 17,250,000 ordinary shares, which included 2,250,000 ordinary shares sold pursuant to the exercise by the underwriters of an over-allotment option to purchase additional shares, for proceeds of approximately $401.1 million, net of the underwriting discount and before deducting offering expenses. In recent periods we have generated net cash provided by operating activities. Our cash and cash equivalents, including short-term deposits and marketable securities, were $474.4 million as of December 31, 2024.

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

On January 3, 2022, we completed the Flow Merger, and acquired Flow through the statutory merger of Flow with Global-e NewCo Inc., for an aggregate purchase price of approximately $387 million (in a combination of cash and equity). The Flow Merger was consummated in order to strengthen our offering and capabilities, to allow us access to additional addressable market of emerging brands not currently eligible to use our services. In September 2023, Shopify launched “Shopify Markets Pro”, a white-label international MoR offering, currently available to Shopify US-based merchants. Shopify Markets Pro is based on the Flow platform and was rebranded in 2024 to “Shopify Managed Markets”.

On July 1, 2022, we completed the acquisition of Borderfree from Pitney Bowes and its subsidiaries. The Borderfree Acquisition was consummated in order to strengthen our offerings and solutions for merchants, by providing them with enhanced traffic demand generation offerings, and the ability to attract international shoppers to their web store. In addition, we utilized the strategic partnership and commercial relationship with Pitney Bowes that commenced in 2022 as part of the Borderfree acquisition, whereby Pitney Bowes is providing us and our clients with certain cross-border e-commerce logistics services and, in turn, Pitney Bowes’ clients receive access to the cross-border solutions available on our platform.

Our primary requirement for liquidity and capital resources is to finance working capital and capital expenditures, and for general corporate purposes. We believe that the aggregation of our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months from the filing of this Annual Report. We maintain the majority of our cash and cash equivalents in accounts with major highly rated multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future financing requirements will depend on many factors including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, and the timing and extent of spending to support expansion of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
($ in thousands)	2022	2023	2024

Net cash provided by operating activities*	89,328	108,222	169,393
Net cash used in investing activities	(330,101)	(55,039)	(105,116)
Net cash provided by financing activities	1,239	1,991	3,276

* See Note 2 to our audited consolidated financial statements included elsewhere in this Annual Report for additional information.

Net cash provided by operating activities

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

Net cash provided by operating activities was $169.4 million for the year ended December 31, 2024, and was primarily comprised of net loss of $75.5 million, commercial agreement asset amortization of $148.6 million, share-based compensation expenses of $39.2 million, amortization of intangible assets of $18.8 million, accounts payable of $28.6 million, accrued expenses and other liabilities of $34.3 million.

Net cash used in investing activities

Net cash used in investing activities was $330.1 million for the year ended December 31, 2022, and was primarily comprised of $317.5 used for the acquisitions of Flow and Borderfree.

Net cash used in investing activities was $55.0 million for the year ended December 31, 2023, and was primarily comprised of investments in short-term deposits and money market funds.

Net cash used in investing activities was $105.1 million for the year ended December 31, 2024, and was primarily comprised of investments in short-term deposits and marketable securities.

Net cash provided by financing activities

Net cash provided by financing activities was $1.2 million for the year ended December 31, 2022, and was primarily comprised of proceeds from exercise of share options.

Net cash provided by financing activities was $2.0 million for the year ended December 31, 2023, and was primarily comprised of proceeds from exercise of share options.

Net cash provided by financing activities was $3.3 million for the year ended December 31, 2024, and was primarily comprised of proceeds from exercise of share options.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have various non-cancelable operating leases for our corporate offices in Petah Tikva in Israel, in London in the UK, in Dublin in Ireland, New York City, New-Jersey and in Atlanta in the United States. The leases for these facilities expire in 2032, 2029 and 2030, respectively and we have options to renew these leases. As of December 31, 2024, we had fixed future minimum lease payments of $28.2 million, of which $4.4, million is due in the next twelve months.

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

For the years ended December 31, 2024, 2023, and 2022, research and development costs accounted for approximately 14.0%, 17.1%, and 19.9% of our total revenue, respectively. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platform.

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

•
Supply chain evolution and disruption - Supply chains and in particular cross border supply chains are developing and enabling more efficient trade over time. In recent years certain global conflicts have disrupted supply chains and weighed on e-commerce trade, such and other global events may disrupt and weigh on e-commerce trade in the future.

•
Global macroeconomics - Inflationary pressures, changing interest rates as well as new or additional tariffs and import taxes in key markets may influence consumer sentiment and may have a negative effect on consumer spend. Exchange rate fluctuations may incur us additional costs and losses for revenues in foreign currencies. Changes in trade policies and the imposition of new tariffs, taxes or import restrictions may increase our costs, disrupt supply chains, and impact the affordability of products for consumers as merchants may increase the price of their products. Military hostilities have created extreme volatility in the global capital markets and may cause disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely on and may also have a negative effect on consumer spend.

Other than as disclosed above and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Application of Critical Accounting Estimates

Revenue Recognition

The Company’s revenues are comprised of:

1.
Service Fees -The Company provides merchants global e-commerce platforms which enable the sale of their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platforms.

2.	Fulfillment Services - The Company offers shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers.

            We recognize revenues in accordance with ASC No. 606 “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation. See Note 2 to our consolidated financial statements for further information

Income Taxes

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

Impact of Foreign Currency Fluctuation

See Item 3.D. “Risk Factors- Fluctuations in the exchange rate of foreign currencies have adversely impacted our results of operation in certain periods, and may impact our results of operations in future periods” and Item 11. “Quantitative and Qualitative Disclosures About Market Risk.”

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of March 27, 2025:

Name	Age	Position
Executive Officers
Amir Schlachet	48	Co-Founder, Chief Executive Officer, Director
Shahar Tamari	53	Co-Founder, Chief Operations Officer, Director
Nir Debbi	51	Co-Founder, President, Director
Ofer Koren	54	Chief Financial Officer
Ran Fridman	50	Chief Revenue Officer
Yehiam Shinder	44	Chief Technology Officer

Non-Executive Directors
Gen Tsuchikawa (2)(3)*	63	Director
Miguel Angel Parra*	57	Director
Tzvia Broida (1)*	56	Director
Anna Bakst (1)(2)(3)*	63	Director
Iris Epple-Righi (1)(2)(3)*	59	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating, Governance & Sustainability Committee.
*	Qualifies as independent under the NASDAQ listing standards for service on the Board.

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

Non-Executive Directors

Miguel Angel Parra has served as a member of our board of directors since January 1, 2020. Mr. Parra currently serves as the Chief Executive Officer of DHL Express Europe, a shipping and logistics company, since January 1, 2024, prior to which he served as the Chief Executive Officer of DHL Express Americas, since 2015, and prior to which he served in numerous management positions, since 1997. Prior to that, from 1986 to 1997, Mr. Parra served as a general manager of TNT Express Worldwide. Mr. Parra holds an associate’s degree in Business from Miami-Dade Community College and is a graduate of the Advanced Management Program of Fuqua School of Business Duke University.

Tzvia Broida has served as a member of our board of directors since May 14, 2021. From 2013 to 2021, Ms. Broida has served on the board of directors and as chairperson of the audit committee of Jacada Ltd. (JCDAF). Since 2021, Ms. Broida has also served as the Chief Financial Officer of NeuroBlade Ltd. Before joining NeuroBlade, Ms. Broida served as the Chief Financial Officer of Sensible Medical Innovations Ltd from 2011 to 2021. Prior to that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting& Economics from the Hebrew University of Jerusalem.

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

Gen Tsuchikawa has served as a member of our board of directors since November 29, 2023. Mr. Tsuchikawa had a distinguished career of nearly 20 years at Sony Group Corporation, most recently serving as CEO and Chief Investment Officer of Sony Ventures Corporation, the company’s venture investment arm, from February 2022, and as Chairman from January 2024, until his retirement in September 2024. From 2016 to 2023, Mr. Tsuchikawa led the establishment of the Sony Innovation Fund on behalf of Sony, spearheading investments in transformational technologies that shape the future of business, entertainment, and society worldwide. Before that, Mr. Tsuchikawa held leadership positions in corporate development, M&A, business development, and investor relations at Sony, serving as Corporate Vice President. Prior to joining Sony, Mr. Tsuchikawa spent 20 years in the finance industry at Merril Lynch and the Industrial Bank of Japan. Mr. Tsuchikawa received a B.A. from Hitotsubashi University in Japan and an M.B.A. from Stanford Graduate School of Business.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2024 was approximately $14.4 million. This amount includes approximately $0.4 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. During the year ended December 31, 2024, our executive officers and directors were granted 374,137 restricted share units under our equity incentive plans. As of December 31, 2024, options to purchase 4,882,900 ordinary shares granted to our executive officers and directors under equity incentive plans, at a weighted average exercise price of $3.00 and having expiration dates generally ten (10) years after the grant date, and 589,933 restricted share units granted under our equity incentive plans, were outstanding.

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

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2024, or the “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2024. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Amir Schlachet, Co-Founder, Chief Executive Officer, Director	300	52	318	2,939	3,609
Shahar Tamari, Co-Founder, Chief Operations Officer, Director	300	75	318	2,939	3,632
Nir Debbi, Co-Founder, President, Director	300	82	318	2,939	3,639
Ran Fridman, Chief Revenue Officer	306	69	148	1,150	1,673
Ofer Koren, Chief Financial Officer	306	78	119	930	1,433

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)
All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2024.

(3)
Amounts reported in this column include social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)
Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2024. In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. These amounts were provided for in our 2024 financial statements (but will be paid during 2025).

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2024 with respect to equity-based compensation grants-- options and restricted share units. The relevant amounts underlying the equity awards granted to our officers during 2024, will continue to be expensed in our financial statements over a three-year period during the years 2024-2027 on account of the 2024 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 2 and 9 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

As of December 31, 2024, a total of 2,500,000 of our ordinary shares were available for sale under our ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2029, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of (i) 0.5% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis or (ii) such smaller amount as our board of directors may determine. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the ESPP for the fiscal years 2022, 2023, 2024 and 2025.

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

The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,500,000 shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (1) five percent (5%) of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year and (2) such smaller amount as our board of directors may determine. No more than 13,500,000 ordinary shares may be issued upon the exercise of incentive stock options, or ISOs. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the 2021 Plan for the fiscal years 2023, 2024 and 2025.

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

As of December 31, 2024, a total of 6,259,264 options to purchase ordinary shares, with a weighted average exercise price of $2.74 per share and 2,088,945 restricted share units were outstanding under our 2021 Plan and 2013 Plan. As of December 31, 2024, 17,099,715 ordinary shares were available for future grant under the 2021 Plan.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Amir Schlachet, Nir Debbi and Shahar Tamari, are independent under such rules. Our directors are divided among the three classes as follows:

•	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their terms will expire at our annual general meeting of shareholders to be held in 2025;

•	the Class II directors, are Nir Debbi and Anna Jain Bakst, and their terms will expire at our annual meeting of shareholders to be held in 2026; and

•	The Class III directors are Shahar Tamari, Gen Tsuchikawa and Tzvia Broida, and their terms will expire at our annual meeting of shareholders to be held in 2027.

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

Listing Requirements. Under the corporate governance rules of Nasdaq, including the heightened independence requirements applicable to members of audit committees as set forth in Rule 10A-3 of the Exchange Act, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

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

•
overseeing the accounting and financial reporting processes of our Company and audits of our financial statements, the adequacy and effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

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

•	periodically evaluating the committee’s performance;

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

•
reviewing and discussing with management and the independent auditor the adequacy of the Company's internal control over financial reporting (“ICFR”) and any steps management has taken to address material weaknesses in ICFR.

Compensation Committee

Companies Law Requirements. Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.

Listing Requirements. Under the corporate governance rules of Nasdaq and the heightened requirements relating to independence of compensation committee members, we are required to maintain a compensation committee consisting of at least two independent directors.

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

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include among others:

•	overseeing the Company’s succession planning for the Chief Executive Officer and other office holders;

•
recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the risks related to, development and implementation of such policies and recommending to our board of directors any amendments or modifications to such policies the committee deems appropriate, including as required under the Companies Law;

•
establishing annual goals and objectives relevant to the compensation of sour Chief Executive Officer and other executive officers, and assisting the Board in discharging its responsibilities related to executive officer compensation and overall company compensation program;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law;

•	administering the Company’s compliance with the compensation recovery (clawback) policy required by applicable SEC and Nasdaq rules;

•
administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards;

•	overseeing and periodically reviewing with management the Company’s strategies, policies and practices with respect to human capital management and talent development;

•	overseeing the management of risks relating to the Company's incentive compensation; and

•	periodically evaluating the committee’s performance.

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

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, as we did, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company. Accordingly, our compensation policy will remain in effect for five years from our initial public offering, until May 11, 2026.

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

•
if the terms of employment include variable components – the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

•
if the terms of employment include severance compensation – the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which they are leaving the company.

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

•
periodically review, and provide oversight with respect to, the Company’s strategy, initiatives policies, and risks concerning environmental and social matters of significance to the Company (with the Company’s compensation committee having primary responsibility for matters relating to human capital management and the audit committee having primary responsibility for matters related to the incorporation of sustainability matters into the Company’s risk management and assessment process, which the committee may discuss with the compensation committee and the audit committee, as appropriate) and may make recommendations to the board regarding environmental and social matters

Code of Conduct

Our board of directors has adopted a written code of conduct that applies to our directors, officers and employees, including temporary, part-time, and seasonal employees and contractors. A current copy of the code is posted on the investor section of our website.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2024 and since July 27, 2021, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.

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

As of December 31, 2024, we had 1,084 employees worldwide, including 616 in research and development. Of our employees, 546 are in Israel and 538 are in our international locations. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement or expansion orders of such arrangements, with the exception of a small number of employees in France, Spain, Australia and Israel who are covered by mandatory industry-wide collective bargaining agreements in accordance with local law.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2025 by:

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

For purposes of the table below, we deem ordinary shares subject to options, RSUs or warrants that are exercisable (or settled, as the case may be) within 60 days of March 18, 2025 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. The percentage of shares beneficially owned is based on 169,435,305 ordinary shares outstanding as of March 18, 2025. Unless otherwise noted below, the address of each shareholder listed below is 9 HaPsagot Street, Petah Tikva 4951041, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions”.

	Number of Ordinary Shares
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares	Percentage of Voting Power

Principal Shareholders
Deutsche Post Beteiligungen Holding GmbH(1)	18,336,774	10.82%	10.82%
Shopify Inc. and its affiliate (2)	21,858,282	12.90%	12.90%
Morgan Stanley and its affiliate (3)	16,662,763	9.83%	9.83%
Dragoneer Investment Group, LLC (4)	11,993,659	7.07%	7.07%
Directors, Director Nominees and Executive Officers
Amir Schlachet (5)	5,427,646	3.20%	3.20%
Shahar Tamari (6)	5,288,604	3.12%	3.12%
Nir Debbi (7)	5,676,954	3.35%	3.35%
Ofer Koren (8)	422,500	*	*
Ran Fridman (9)	42,902	*	*
Yehiam Shinder (10)	9,053	*	*
Miguel Angel Parra (11)
Tzvia Broida (12)	4,351	*	*
Anna J. Bakst (13)	20,705	*	*
Iris Epple-Righi (14)	20,705	*	*
Gen Tsuchikawa (15)	5,928	*	*
All executive officers and directors as a group (11 persons)	16,919,348	9.98%	9.98%

*	Indicates ownership of less than 1.0%.

(1)
This information is based on a Schedule 13G/A filed with the SEC on November 14, 2024. Represents 18,336,774 ordinary shares held by Deutsche Post Beteiligungen Holding GmbH, a direct wholly owned subsidiary of Deutsche Post AG and which is affiliated with DHL International GmbH. The address for the Deutsche Post Beteiligungen Holding GmbH is Charles-de-Gaulle-Straße 20, 53113 Bonn. Federal Republic of Germany.

(2)
This information is based on a Schedule 13G/A filed with the SEC on February 13, 2024. Both Shopify Inc. and Shopify International Limited may be deemed to beneficially own all of the reported ordinary shares consisting of: (i) 21,612,255 ordinary shares directly held by it and (ii) warrants exercisable for an additional 246,027 Ordinary Shares that will vest within 60 days of December 31, 2023. Shopify Inc. has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify Inc. with voting power in excess of 10% of the Company’s issued and outstanding equity. The principal business address of Shopify Inc. is 151 O’Connor Street, Ground Floor, Ottawa, Ontario, Canada K2P 2L8.The principal business address of Shopify International Limited is 2nd Floor Victoria Buildings 1-2 Haddington Road, Dublin 4, D04 XN32, Ireland.

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

(4)
This information is based on a Schedule 13G/A filed with the SEC on February 14, 2025. Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Marc Stad is the sole member of Cardinal DIG CC, LLC. By virtue of these relationships, each of these reporting persons may be deemed to share beneficial ownership of all of the reported ordinary shares. The address for the reporting persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(5)
Includes 3,704,472 ordinary shares that Mr. Schlachet holds directly, 236,374 restricted share units that will be settled within 60 days of March 18, 2025, and 1,486,800 ordinary shares underlying options that were fully vested as at March 18, 2025.

(6)
Includes 3,704,472 ordinary shares that Mr. Tamari holds directly, 236,374 restricted share units that will be settled within 60 days of March 18, 2025, and 1,486,800 ordinary shares underlying options that were fully vested as at March 18, 2025.

(7)
Includes 3,953,780 ordinary shares that Mr. Debbi holds directly, 236,374 restricted share units that will be settled within 60 days of March 18, 2025, and 1,486,800 ordinary shares underlying options that were fully vested as at March 18, 2025.

(8)	Includes 422,500 ordinary shares underlying options that were fully vested as at March 18, 2025.
(9)	Includes 42,902 restricted share units that will be exercisable within 60 days of March 18, 2025.
(10)	Includes 9,053 restricted share units that will be exercisable within 60 days of March 18, 2025.
(11)	Mr. Parra holds no shares directly. Mr. Parra serves as the Chief Executive Officer of DHL Express Europe which is affiliated with Deutsche Post Beteiligungen Holding GmbH.
(12)	Includes 4,351 restricted share units that will become exercisable within 60 days of March 18, 2025.
(13)	Includes 20,705 restricted share units that will become exercisable within 60 days of March 18, 2025.
(14)	Includes 20,705 restricted share units that will become exercisable within 60 days of March 18, 2025.
(15)	Includes 5,928 restricted share units that will become exercisable within 60 days of March 18, 2025.

Significant Changes in Ownership

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder during the past three years.

Voting Rights

No major shareholders listed above had or have voting rights with respect to their ordinary shares that are different from the voting rights of other holders of our ordinary shares. See “Voting Rights” in Exhibit 2.2 attached to this Annual Report.

Change in Control Arrangements

We are not aware of any arrangement that may at a subsequent date, result in a change of control of the Company.

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2025, there were 21 registered holders of our ordinary shares, including Cede & Co., the nominee of The Depository Trust Company, 13 of which are United States registered holders, holding approximately 83% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

The following is a description of related-party transactions since January 1, 2022 with any of the members of the board of directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction.

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

In addition, we are party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, as amended on November 17, 2022, under which DHL UK provides us with express shipping services relating to the purchase and sale of our merchants’ products. The service agreement continues until terminated by either us or DHL UK in accordance with its terms. The consideration paid by us to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. We have entered similar arrangements with other DHL affiliated entities in the Netherlands, the United States, France and Spain. In recent months we have negotiated and reached commercial understandings regarding the terms under which such foregoing agreement will be extended until the end of 2027.

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

The agreement has an initial three-year term ending in April 2024, which automatically renews for additional and successive one-year terms unless either party provides the other party with written notice of election to terminate the agreement at least 180 days prior to the end of any such term. The parties did not provide prior notice of termination and accordingly the agreement will automatically be renewed for an additional one year term until April 2026. Either party may immediately terminate the agreement without cause by providing at least 180 days’ prior written notice to the other party. In addition, upon the occurrence of certain events, either party may terminate the agreement immediately upon notice to the other party.

See Note [7] to our audited consolidated financial statements appearing elsewhere in this Annual Report.

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

In connection with the execution of the 2022 Shopify Agreement, we issued to Shopify warrants (the “2022 Shopify Warrants”) to purchase (A) up to an aggregate of 1,289,064 of our ordinary shares for a purchase price of $0.01 per share which vested on the date of the 2022 Shopify Agreement (and were exercised in full on February 2, 2022), and (B) up to an aggregate of 738,081 of our ordinary shares for a purchase price of $0.01 per share which vest upon certain performance milestones, of which 246,027 of our ordinary shares constituting the first milestone have vested and were subsequently exercised on January 16, 2023, the 246,027 of our ordinary shares constituting the second milestone have vested and were exercised in March 2024 and the 246,027 or our ordinary shares constituting the third milestone have vested in and were exercised in December 2024.

See Note 7 to our audited consolidated financial statements appearing elsewhere in this Annual Report.

Registration Rights

Our amended and restated investors’ rights agreement entitles certain of our shareholders to certain registration rights, as set forth below. In accordance with this agreement, and subject to conditions listed below, the following entities which as of the date of this Annual Report beneficially own more than 5% of our ordinary shares are entitled to registration rights: entities affiliated with each of DHL and Shopify Inc.

The registration rights under the agreement shall terminate upon the earlier of (i) the fifth (5th) anniversary of our IPO or (ii) such date on which there shall be no registrable securities outstanding.

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

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2024).

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

Surtax.

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 280721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2024 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2024 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of December 31, 2024, we had $474.4 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2023 and 2024. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

Foreign currency exchange risk

A significant share of our purchase and sale transactions are carried out in different currencies, including U.S. Dollar, Euro and Pounds Sterling, and we bear the risk of diminution in value of the relevant shopper’s purchasing currency in the interim periods between the various transaction stages (e.g. placement/payment and returns/refund). Additionally, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. A decrease of 5% in the U.S. Dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 0.6% and 0.4% for the years ended December 31, 2024 and 2023, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe we have a certain level of built-in “natural currency hedge” provided by our bi-directional volume of sales and broad international activity.

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

During the year ended December 31, 2024, we did not hedge our foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2024. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

Item 16B. Code of Ethics

We have adopted a Code of Conduct that applies to all our employees, officers and directors, which includes our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Conduct addresses, among other things, competition and fair dealing, gifts and entertainment, conflicts of interest, international business laws, financial matters and external reporting, company assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Conduct. Our Code of Conduct is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.

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

We granted no waivers under our Code of Conduct in 2024.

Item 16C. Principal Accountant Fees and Services

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2023 and 2024, and breaks down these amounts by category of service:

	2023	2024
	(in thousands)
Audit Fees	$880	$850
Audit Related Fees	$-	$-
Tax Fees	$66	$51
All Other Fees	$40	$15
Total	$986	$916

Audit Fees

Audit fees for the years ended December 31, 2023 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

There were no audit related fees for the years ended December 31, 2023 and 2024.

Tax Fees

Tax fees for the years ended December 31, 2023 and 2024 related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2023 and 2024 related to services in connection with non-audit compliance and review work.

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

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” of the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” of such requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer we are permitted to comply with certain Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 331/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 331/3% of the total voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify as a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise comply with and at this time intend to continue to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules. Following our home country governance practices may provide less protection than is accorded to investors under the corporate governance rules of the Nasdaq applicable to domestic issuers.

We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and Nasdaq corporate governance rules.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is attached as Exhibit 11.1 to this Annual Report.

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is based on various cybersecurity standards in which we are certified, including ISO 27001, SOC 2 Type 2 and SOC 3. We have also obtained and maintain PCI-DSS (level 1) certification. While we may not always meet every technical standard, specification and requirement specified in these frameworks at all times, we use these frameworks to help us identify, assess, and manage cybersecurity risks relevant to our business. We constantly evaluate our cybersecurity risk management program, and will make proper adjustments and enhancements as needed.

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

•
the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes; and a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and assessing the materiality of such incidents (the “Cybersecurity Incident Response Plan”); and

•	a third-party risk management process for service providers, suppliers, and vendors based on their criticality and risk profile.

During the year 2024, we did not identify risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors-We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities, and adverse effects on our results of operations and growth prospects.”

We have recently developed and established a cybersecurity work plan for 2025 to maintain a proactive and resilient cybersecurity position, based on a comprehensive risk assessment, identifying potential threats, vulnerabilities, and business impacts. The plan outlines security objectives, initiatives, and mitigation measures, which we believe could help us achieve compliance with regulatory requirements and internal policies. The plan includes regular cybersecurity awareness training, cybersecurity audits, penetration testing, incident response drills, and policy reviews to uphold the information security management system (ISMS). Additionally, a structured monitoring and reporting framework was put in place to enable tracking progress and effectiveness, allowing for continuous adaptation to emerging cybersecurity threats.

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

In 2024, we established an information security management committee (InfoSec Committee). The InfoSec Committee is responsible for overseeing our cybersecurity risk management program, addressing cybersecurity risks, and supervising both our internal cybersecurity personnel and our retained external cybersecurity consultants. The InfoSec Committee directs efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including security briefings from the CISO and other security personnel, intelligence gathered from governmental, public, and private sources, assessments conducted by external cybersecurity consultants, and automated alerts and reports generated by security tools deployed across the IT environment.

Our CTO has over 25 years of experience in the areas of software development, DevOps, production systems, cloud operation, data integrity, information security, information security and delivery, including 7 years of experience particularly in cybersecurity and 3 years spent at Global-e. Our CISO has over 17 years of experience in the areas of production systems, data integrity and information security, cyber defense and fraud prevention, including 15 years of experience particularly in cybersecurity and over four years spent at Global-e.

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

Item 19. Exhibits.

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-259371	3.1	September 7, 2021
2.1	Specimen share certificate	F-1	333-259371	4.1	September 7, 2021
2.2	Description of Securities					*
4.1	Form of Indemnification Agreement	F-1	333-259371	10.1	September 7, 2021
4.2#	2013 Share Incentive Plan	F-1	333-259371	10.2	September 7, 2021
4.3#	2021 Share Incentive Plan.	F-1	333-259371	10.3	September 7, 2021
4.4#	2021 Employee Stock Purchase Plan	F-1	333-259371	10.7	September 7, 2021
4.5#	Compensation Policy for Directors and Officers	F-1	333-259371	10.6	September 7, 2021
4.6†	Service Agreement by and between DHL International (UK) Limited and Global-e Online. Ltd., dated as of March 1, 2022	20-F	001-40408	4.6	March 31, 2023
4.7†	Letter Agreement re: DHL Special Rights between the Registrant and DHL International GmbH, dated as of March 27, 2017, as amended	F-1	333-259371	10.5	September 7, 2021
4.8†	Partnership and Services Agreement, dated as of April 12, 2021, by and between Shopify Inc. and the Registrant	F-1	333-259371	10.9	September 7, 2021
4.9†	Amended and Restated Master Services Agreement, dated as of January 4, 2022, by and between Shopify Inc., Flow Commerce Inc. and the Registrant	20-F	001-40408	4.12	March 27, 2022
4.10	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its shareholders	F-1	333-259371	4.2	September 7, 2021
8.1	List of subsidiaries of the Registrant					*
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant					*
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40408	97.1	March 27, 2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.					*

*	Filed herewith.

**	Furnished herewith.
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

GLOBAL-E ONLINE LTD.

Date: March 27, 2025	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer

Global-E Online LTD.

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global-E Online Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss),  shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

/S/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2013.

Tel-Aviv, Israel
March 27, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Global-E Online Ltd.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Global-E Online Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss),  shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 27, 2025 expressed an unqualified opinion thereon.

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

/S/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 27, 2025

Global-E Online LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2023	2024
Assets
Current assets:
Cash and cash equivalents	$200,081	$254,620
Short-term deposits	96,939	183,475
Accounts receivable, net (net of allowance for credit losses of $681 and $1,110 as of December 31, 2023 and 2024, respectively)	27,841	41,171
Prepaid expenses and other current assets	63,967	84,613
Marketable securities	20,403	36,345
Funds receivable, including cash in banks	111,232	122,984
Total current assets	520,463	723,208
Property and equipment, net	10,236	10,440
Operating lease right-of-use assets	23,052	24,429
Long-term deposits	3,552	3,786
Deferred contract acquisition and fulfillment costs, noncurrent	2,668	3,787
Other assets, noncurrent	4,078	3,448
Long-term investment	-	1,079
Commercial agreement asset	192,721	66,527
Goodwill	367,566	367,566
Intangible assets, net	78,024	59,212
Total long-term assets	681,897	540,274
Total assets	1,202,360	1,263,482
Liabilities, and Shareholders’ Equity
Current liabilities:
Accounts payable (including related party payables of $31,520 and $51,226 as of December 31, 2023 and 2024, respectively)	50,943	79,559
Accrued expenses and other current liabilities (including related party payables of $6,892 and $10,279 as of December 31, 2023 and 2024, respectively)	107,306	141,551
Funds payable to customers	111,232	122,984
Short-term operating lease liabilities	4,031	4,347
Total current liabilities	273,512	348,441
Long-term liabilities:
Deferred tax liabilities, net	6,507	-
Long-term operating lease liabilities	19,291	20,510
Other long-term liabilities	1,071	1,098
Total liabilities	300,381	370,049
Shareholders’ equity:
Ordinary Shares, with no par value, 300,000,000 shares authorized as of December 31, 2023 and 2024, respectively; 165,773,914 and 169,131,268 shares issued and outstanding as of December 31, 2023 and 2024, respectively;	-	-
Additional paid-in capital	1,360,250	1,425,317
Accumulated comprehensive income (loss)	(1,420)	515
Accumulated deficit	(456,851)	(532,399)
Total shareholders’ equity	901,979	893,433
Total liabilities, and shareholders’ equity	$1,202,360	$1,263,482

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2022	2023	2024
Revenue	$409,049	$569,946	$752,764
Cost of revenue (including related party costs of $129,629, $177,076 and $231,803 for the years ended December 31, 2022, 2023 and 2024, respectively)	250,871	336,343	413,331

Gross profit	158,178	233,603	339,433

Operating expenses:
Research and development	81,206	97,568	105,487
Sales and marketing	206,100	217,035	250,661
General and administrative	60,196	56,059	51,213
Total operating expenses	347,502	370,662	407,361
Operating loss	(189,324)	(137,059)	(67,928)
Financial expenses (income), net	12,093	(5,262)	11,465
Loss before income taxes	(201,417)	(131,797)	(79,393)
Provision for income taxes (benefits)	(6,012)	2,008	(3,845)
Net loss	$(195,405)	$(133,805)	$(75,548)
Net loss attributable to ordinary shareholders	$(195,405)	$(133,805)	$(75,548)
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.24)	$(0.81)	$(0.45)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	157,691,173	164,353,909	167,323,350

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2022	2023	2024

Net loss	$(195,405)	$(133,805)	$(75,548)
Other comprehensive income (loss):
Unrealized gain (loss) on available-for-sale marketable securities, net	(1,767)	506	486
Unrealized gain on derivative instruments, net	-	-	1,449
Other comprehensive income (loss)	(1,767)	506	1,935
Comprehensive loss	$(197,172)	$(133,299)	$(73,613)

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY
(in thousands, except share data)

	Ordinary Shares		Additional	Accumulated Other		Total
	Shares	Amount	Paid-in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Shareholders’ Equity
Balance as of December 31, 2021	150,456,501	$-	$823,550	$(159)	$(127,641)	$695,750

Issuance of warrants to Ordinary Shares	-	-	235,466	-	-	235,466
Exercise of options and vested RSUs granted to employees	1,314,057	-	1,166	-	-	1,166
Other comprehensive loss	-	-	-	(1,767)	-	(1,767)
Share-based compensation expense	-	-	38,909	-	-	38,909
Exercise of Warrants to Ordinary Shares	7,215,924	-	73	-	-	73
Issuance of Ordinary Shares in connection with the business combination	2,330,061	-	153,929	-	-	153,929
Net Loss	-	-	-	-	(195,405)	(195,405)

Balance as of December 31, 2022	161,316,543	$-	$1,253,093	$(1,926)	$(323,046)	$928,121

Issuance of warrants to Ordinary Shares	-	-	60,206	-	-	60,206
Exercise of options and vested RSUs granted to employees	2,016,124	-	1,969	-	-	1,969
Issuance of Shares due to Contingent Consideration	219,600	-	-	-	-	-
Other comprehensive loss	-	-	-	506	-	506
Share-based compensation expense	-	-	44,960	-	-	44,960
Exercise of Warrants to Ordinary Shares	2,221,647	-	22	-	-	22
Net Loss	-	-	-	-	(133,805)	(133,805)

Balance as of December 31, 2023	165,773,914	$-	$1,360,250	$(1,420)	$(456,851)	$901,979

Issuance of warrants to Ordinary Shares	-	-	22,400	-	-	22,400
Exercise of options and vested RSUs granted to employees	2,645,700	-	3,271	-	-	3,271
Issuance of Shares due to Contingent Consideration	219,600	-	-	-	-	-
Other comprehensive income	-	-	-	1,935	-	1,935
Share-based compensation expense	-	-	39,391	-	-	39,391
Exercise of Warrants to Ordinary Shares	492,054	-	5	-	-	5
Net Loss	-	-	-	-	(75,548)	(75,548)

Balance as of December 31, 2024	169,131,268	$-	$1,425,317	$515	$(532,399)	$893,433

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2022	2023	2024

Cash flows from operating activities:
Net loss	$(195,405)	$(133,805)	$(75,548)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,585	1,788	2,131
Share-based compensation expense	38,909	44,960	39,158
Commercial agreement asset amortization	149,047	150,451	148,594
Intangible assets amortization	27,833	20,434	18,812
Unrealized loss (gain) on foreign currency	7,843	(1,901)	4,468
Changes in accrued interest and exchange rate on short-term deposits	(291)	(416)	(1,329)
Changes in accrued interest and exchange rate on long-term deposits	(931)	(255)	200
Realized losses from marketable securities	73	-	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable .	2,662	(11,417)	(13,330)
Increase in prepaid expenses and other assets	(2,685)	(11,735)	(18,019)
Decrease (increase) in funds receivable	17,097	(11,074)	(3,205)
Decrease (increase) in other assets, noncurrent	(1,279)	(339)	551
Increase in funds payable to customers	17,736	33,107	11,752
Decrease in operating lease ROU assets	3,253	3,230	3,691
Increase in deferred contract acquisition costs	(761)	(1,207)	(1,382)
Increase (decrease) in accounts payable (including an increase of related party payables of $12,651, $711, $19,706 for the years ended December 31, 2022, 2023 and 2024, respectively)	16,648	(1,277)	28,617
Increase in accrued expenses and other liabilities (including an increase of related party payables of $2,362, $1,173, $3,387 for the years ended December 31, 2022, 2023 and 2024, respectively)	20,531	30,625	34,272
Increase (decrease) in deferred taxes	(8,178)	120	(6,507)
Decrease in operating lease liabilities	(4,359)	(3,067)	(3,533)
Net cash provided by operating activities	89,328	108,222	169,393
Cash flows from investing activities:
Acquisition of a business, net of cash acquired (see note 6)	(317,483)	-	-
Investment in marketable securities	(8,298)	(3,728)	(21,128)
Proceeds from marketable securities	8,110	671	4,988
Purchases of short-term and long-term investments	(78,478)	(175,319)	(267,213)
Proceeds from short-term and long-term deposits	74,400	125,078	180,572
Purchases of property and equipment	(8,352)	(1,741)	(2,335)
Net cash used in investing activities	(330,101)	(55,039)	(105,116)
Cash flows from financing activities:
Proceeds from exercise of share options	1,166	1,969	3,271
Proceeds from exercise of warrants to Ordinary Shares	73	22	5
Net cash provided by financing activities	1,239	1,991	3,276

Exchange rate differences on balances of cash, cash equivalents and restricted cash	(7,843)	1,901	(4,468)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(247,377)	57,075	63,085
Cash and cash equivalents and restricted cash—beginning of period	458,899	211,522	268,597
Cash and cash equivalents and restricted cash—end of period	$211,522	$268,597	$331,682
Supplemental disclosures of cash flow information:
Cash paid for income taxes	$249	$729	$2,601
Supplemental disclosures of noncash investing and financing activities:

ROU assets and lease liabilities created during the period	$2,862	$6,565	$5,068

Recognition of Commercial agreement asset	$235,467	$60,206	$22,400

The accompanying notes are an integral part of these consolidated financial statements.

Global-e Online Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Description of Business

Global-E Online Ltd. was incorporated on February 21, 2013, under the laws of the state of Israel and commenced operations at that time.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the allocation of transaction price among various performance obligations and the variable consideration in determination of the transaction price, the estimated customer life on deferred contract acquisition costs, the allowance for credit losses, the fair value of financial assets and liabilities; the fair value of acquired intangible assets and goodwill, the useful lives of acquired intangible assets and, property and equipment, the useful life of the commercial assets agreement and the valuation of deferred tax assets and uncertain tax positions. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

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

Concentration of Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivable and marketable securities. The Company maintains its cash, cash equivalents, restricted cash, and short-term deposits with high-quality financial institutions mainly in the U.S., Europe and Israel, the composition and maturities of which are regularly monitored by the Company.

The Company’s investments in marketable securities are made in instruments with high credit ratings, in accordance with the Company’s investment policy, and are not insured or guaranteed.

The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across a number of major financial institutions.

In the years ended December 31, 2022, 2023 and 2024 there weren’t revenues from a single customer which exceeded 10% of the Company’s revenues.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2024, the Company holds money market funds in the amount of $60,000 and $150,060. The money market funds are classified as level 1.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2022	2023	2024
Cash and cash equivalents	$165,033	$200,081	$254,620
Cash and cash equivalents included in funds receivable	$46,302	$68,334	$76,881
Restricted cash included in other assets	$187	$182	$181

Total cash, cash equivalents, and restricted cash	$211,522	$268,597	$331,682

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and re-evaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations, even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income, which is reflected as a component of shareholders’ equity. The Company periodically evaluates its marketable securities to assess whether those account for a credit loss. Expected credit losses on available-for-sale debt securities are recognized in financial expenses (income), net, on the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity. The Company has not recorded credit losses for the year ended December 31, 2022, 2023 and 2024. The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in financial expenses (income), net, in the Consolidated Statements of Operations. If neither of these criteria are met, the Company determines whether credit loss exists. Changes in allowance for expected credit losses, is recorded in financial expenses (income), net.

Derivatives instruments – Hedging transactions

The Company enters into foreign currency forward and put and call option contracts with financial institutions to protect itself against the foreign exchange risks, mainly exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows related to salary expenses, for up to twelve months, as part of the Company’s risk management strategy. The Company does not enter into derivative transactions for trading or speculative purposes.

Derivatives are recognized at fair value as either assets or liabilities in the consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on their intended use and their designation.

For derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedge, changes in the fair value of these derivatives are recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity in the consolidated balance sheets until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gains or losses on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates. In case the Company discontinues cash flow hedges, it records the related amount in finance expenses (income), net, on the consolidated statements of operations.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The effect of foreign currency contracts designated as cash flow hedge on the consolidated statements of operations, for the year ended December 31, 2024, were as follows:

Year Ended December 31,
2024

Cost of revenue	$46
Research and development	156
Sales and marketing	22
General and administrative	55
Total profit	$279

Fair Value Measurements

Fair value is defined as the exchange price that would be received from the sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company measures financial assets and liabilities at fair value at each reporting period using a fair value hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Three levels of inputs may be used to measure fair value:

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

Financial instruments consist of cash and cash equivalents, restricted cash, short-term and long-term deposits, long-term investment, accounts receivables, accounts payables, accrued expenses and other current liabilities, funds receivable and payable, marketable securities and derivative instruments. Cash and cash equivalents, short-term deposits, accounts receivable, accounts payable, and accrued expenses, funds receivable and payable and other current liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Marketable securities and derivative instruments are stated at fair value on a recurring basis (see note 14).

The Company has elected to account for the investment in a joint venture that would otherwise be accounted for under the equity method using the fair value method (see note 2 and 14) with changes in fair value reported through earnings. The fair value of the investment was determined using the income approach by estimated future cash flows discounted in order to get a present value of potential operations. Such investments are categorized as level 3.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Comprehensive Income (loss)

The Company accounts for comprehensive income (loss) in accordance with Accounting Standards Codification No. 220, "Comprehensive Income" ("ASC No. 220"). This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general-purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders.

The total accumulated other comprehensive income was comprised as follows:

	Unrealized gain (loss) on marketable securities	Unrealized gain on Hedging transactions
Beginning balance as of January 1, 2022	$(159)	$-
Net current period other comprehensive loss	(1,840)	-
Reclassification adjustments for losses included in net income	73	-
Balance as of December 31, 2022	(1,926)	-
Other comprehensive income (loss) before reclassifications	475	-
Net realized gains (loss) reclassified from OCI	31	-
Net current period other comprehensive income	506	-
Balance as of December 31, 2023	(1,420)	-
Other comprehensive income before reclassifications	197	1,728
Net realized loss (gains) reclassified from OCI	289	(279)
Net current period other comprehensive income	486	1,449
Balance as of December 31, 2024	$(934)	$1,449

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Property and Equipment, Net

Property and equipment are stated at the cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.

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

The excess of the fair value of the purchase price over the fair values of the identifiable assets and liabilities is recorded as goodwill. Determining the fair value of the identifiable assets and liabilities requires management to use significant judgment and estimates including the forecasted revenue and revenues growth rates, discount rates, customer contract renewal rates, and customer attrition rates.

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

Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

Acquisition related costs are expensed in the consolidated statements of operations in the period incurred.

Investment in Joint Venture

The Company elected to measure the investment that is not controlled but over which the Company can exercise significant influence at fair value. Such elections are irrevocable. Under the fair value method, investments are recorded at fair value, and any changes in fair value are reported in the consolidated statements of operations. All costs (other than purchase price) directly associated with the acquisition of an investment to be accounted for using the fair value method are expensed as incurred. As of December 31, 2024, the Company has one investment in the joint venture, which is accounted under the fair value method (refer to note 14).

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
In 2024, the Company entered into a joint venture agreement (the “JV Agreement”), whereas the Company purchased an aggregate number of shares equal to 19.9% of the joint venture, Smart GL Logistics Ltd, issued and outstanding share capital, in a total amount of $1,000. As part of the JV Agreement, call options were granted to the Company to purchase and put option were transferred to other investors to sell the remaining issued and outstanding share capital. (refer also to note 13).

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

Goodwill

Goodwill reflects the excess of the purchase price over the estimated fair values of the identifiable net assets acquired in business combinations. Goodwill is not amortized and is tested for impairment at least on an annual basis. The Company operates as one reporting unit and the fair value of the reporting unit is estimated using quoted market prices of the Company’s share in active markets. The Company tests goodwill for impairment annually in the fourth quarter and whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable.

When testing goodwill for impairment, the Company may first perform a qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. There was no impairment of goodwill in the years ended December 31, 2023 and 2024.

Impairment of Long-Lived Assets and intangible assets subject to amortization

The Company evaluates the recoverability of long-lived assets, including property and equipment and intangible assets subject to amortization for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in the Company’s business strategy. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If such a review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. There were no impairment charges to long-lived assets during the periods presented.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Leases

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the lease period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use ("ROU") asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate ("IBR") based on the information available at commencement date in determining the present value of lease payments. The Company's IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company's lease arrangements are primarily fixed, however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities. Variable lease payments are primarily comprised of payments affected by CPI and utility charges.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition

The Company’s revenues are comprised of:

1.         Service Fees –The Company provides merchants a global direct-to-consumer e-commerce platform that enables them to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform.

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

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration by the expected value method. The Company includes variable consideration if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company reassesses variable consideration at each reporting period and, if necessary, these estimates are adjusted to reflect the anticipated amounts to be collected when those facts and circumstances become known. These estimates are based on historical experience, anticipated performance and the Company's best judgment at the time.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2022		2023		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Service fees	$181,887	44%	$262,255	46%	$350,311	47%
Fulfillment services	227,162	56%	307,692	54%	402,453	53%
Total revenue	$409,049	100%	$569,946	100%	$752,764	100%

The Company's revenues from service fees provided on a standalone basis were $16,515, $44,461 and $68,168 for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2022		2023		2024
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United States	$173,967	43%	$285,619	50%	$399,596	53%
United Kingdom	146,562	36%	173,584	30%	182,904	24%
European Union	78,491	19%	92,566	16%	125,547	17%
Israel	1,357	* )	1,806	* )	2,746	* )
Other	8,672	2%	16,371	3%	41,971	6%

Total revenue	$409,049	100%	$569,946	100%	$752,764	100%

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

The following tables represent a roll forward of deferred contract acquisition costs:

Cost to obtain a contract:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Beginning balance	$1,801	$2,562	$3,157
Additions to deferred contract acquisition costs	1,378	1,463	2,010
Amortization of deferred contract acquisition costs	(617)	(868)	(1,134)
Ending balance	$2,562	$3,157	$4,033

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$737	$970	$1,280
Deferred contract acquisition costs, noncurrent	1,825	2,187	2,753
Total deferred contract acquisition costs	$2,562	$3,157	$4,033

Cost to fulfill a contract:

	Year Ended December 31,
	2023	2024
	(in thousands)
Beginning balance	$-	$613
Additions to deferred contract acquisition costs	659	956
Amortization of deferred contract acquisition costs	(46)	(212)
Ending balance	$613	$1,357

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$133	$323
Deferred contract acquisition costs, noncurrent	481	1,034
Total deferred contract acquisition costs	$613	$1,357

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

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker (“CODM”) allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenue, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations.

The following table summarizes the Company’s segment revenue, significant segment expenses, and segment loss:

	December 31,
	2022	2023	2024
	(in thousands)
Revenue	$409,049	$569,946	$752,764
Less:
Compensation expenses (1)	(99,578)	(104,231)	(116,316)
Other segment items (2)	(504,876)	(599,520)	(711,996)
Net loss	$(195,405)	$(133,805)	$(75,548)

(1) Compensation expenses includes employee salaries and commissions, payroll taxes, benefits, outsourced labor costs, excluding share-based compensation expenses.
(2) Other segment items include acquisition-related costs, amortization of intangibles, depreciation of property and equipment, share-based compensation expenses, fulfilment costs, clearing and chargeback costs, hosting costs, marketing expenses, professional service fees, referral expenses, software and subscription costs, other overhead expenses, interest and other income, net, and income tax expenses.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Revenue by geographical region can be found in the revenue recognition disclosures in note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization as well as the Company’s operating lease ROU assets by geographic region:

	December 31,
	2022	2023	2024
	(in thousands)
Israel	$22,823	$23,113	$23,314
United Kingdom	3,279	2,799	3,964
United States	3,828	7,265	6,379
Rest of world	71	111	1,212
Total assets, net	$30,001	$33,288	$34,869

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

Israeli Severance Pay

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, for these employees any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. For employees which are not under Section 14 of the Severance Pay Law, as of December 31, 2023 and 2024 there is an asset and a liability in the consolidated balance sheets in the total of $733 and $1,071 and $829 and $1,098, respectively. During the years ended December 31, 2023 and 2024, the Company recorded $691 and $33, respectively, in severance expenses related to these employees.

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

Recently Issued Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands the annual and interim disclosure requirements for public company reportable segments, primarily through enhanced information about the significant expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. The Company adopted this guidance in this Annual Report on Form 20F in its Notes to Consolidated Financial Statements. The Company adopted this guidance for its annual period beginning January 1, 2024, see note 2 - “Segment Information” for further information.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures”, which expands the disclosure requirements for income taxes, primarily related to the rate reconciliation and income taxes paid. This ASU is effective for the fiscal years beginning after December 15, 2024. Early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statement and related disclosures and will adopt the guidance effective January 1, 2025.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2023	2024
	(in thousands)
Indirect tax receivables and related prepaid expenses	$46,802	$67,408
Prepaid expenses	14,805	13,040
Derivative instruments asset	-	1,449
Other	2,360	2,716
Prepaid expenses and other current assets	$63,967	$84,613

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2023	2024
	(in thousands)
Computer and software	$3,176	$3,902
Furniture and office equipment	1,836	2,519
Leasehold improvements	9,631	10,557
Property and equipment, gross	14,643	16,978
Less: accumulated depreciation and amortization	(4,407)	(6,538)
Property and equipment, net	$10,236	$10,440

Depreciation and amortization expense were $1,585, $1,788 and $2,131 for the years ended December 31, 2022, 2023 and 2024, respectively. During the year ended December 31, 2023, the Company wrote off $105 of fully depreciated assets.

5.	Goodwill and intangible assets, net

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount
(in thousands)
Balance as of December 31, 2023	$367,566
Addition from acquisitions	-
Balance as of December 31, 2024	$367,566

Intangible assets, net

	December 31,
	2023	2024
Cost:	(in thousands)

Technology	$63,677	$63,677
Customer relations	27,856	27,856
Partnership Agreement	11,366	11,366
Marketing Asset	19,263	19,263
Trademark	731	731
GTS Duty Calculator	3,398	3,398

	$126,291	$126,291
Less - accumulated amortization:

Technology	(20,362)	(29,978)
Customer relations	(17,065)	(20,135)
Partnership Agreement	(3,778)	(5,673)
Marketing Asset	(5,768)	(9,620)
Others	(1,294)	(1,673)
Total accumulated amortization	$(48,267)	$(67,079)

Intangible assets, net	$78,024	$59,212

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Estimated amortization expense as of December 31, 2024, were as follows:

(in thousands)
Year Ending December 31,
2025	$17,607
2026	17,607
2027	14,165
2028	8,840
2029	425
Thereafter	568

$59,212

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

	December 31,
	2023	2024
	(in thousands)

Cost of revenues	$11,183	$9,994
Selling and marketing	9,251	8,818

	$20,434	$18,812

6.	BUSINESS COMBINATIONS

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

In addition to the purchase consideration and pursuant to holdback agreements with certain Flow employees, the Company paid an amount of $24,323 and issued 439,200 of the Company’s Ordinary Shares, which were released over the period of two years after the acquisition date. In addition, the Company issued approximately $13,590 in RSUs to Flow employees in accordance with the terms of the Company’s equity incentive plan, which is vesting and expensed over up to four years.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
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

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $8,492 during the year ended December 31, 2022, which were included in general and administrative expenses in the consolidated statements of operations.

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

(1) The fair value of the assets above were determined using the income approach.

The results of operations of Borderfree have been included in the consolidated financial statements since the acquisition date of July 1, 2022. Borderfree's revenue included in the Company’s consolidated statements of operations from July 1, 2022, through December 31, 2022 was $22,034. There is no practical way to determine net income attributable to Borderfree due to integration.

The following unaudited pro forma financial information is for illustrative purposes only and summarizes the combined results of operations for the Company, Flow, and Borderfree, as though the companies were combined as of January 1, 2022. The unaudited pro forma financial information was as follows (in thousands):

Year Ended
December 31,
(Unaudited)
2022

Revenues	$431,599
Net loss	$(201,882)

The pro forma financial information for the period presented above has been calculated after adjusting the results of Flow and Borderfree to reflect the business combinations accounting effects resulting from these acquisitions. It includes pro forma adjustments related to the amortization of acquired intangible assets, share-based compensation expense and alignment of accounting policies.

The unaudited pro forma results have been prepared based on estimates and assumptions, which the Company believes are reasonable; however, they are not necessarily indicative of the consolidated results of operations had the acquisition occurred on January 1, 2022, or of future results of operations.

7.	Commercial Agreement Assets

During the years ended December, 2021 and 2022, the Company recognized assets in connection with commercial agreements with Shopify , in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution and for providing a white label solution for Shopify Managed Markets These assets represent the probable future economic benefits to be realized over a four-year expected benefit period and are valued based on the fair value of the vested warrants on the grant date. As of December 31, 2024, the Company recognized accumulated gross assets of $598.8 million associated with the fair value of the vested warrants.

During the year ended December 31, 2022, the Company granted Shopify warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones.

As of December 31, 2023, the first milestone has been completed and 246,027 warrants to Ordinary Shares were exercised by Shopify Inc for the price of $0.01 per share. As of December 31, 2024, the second and the third milestones have been completed, and 492,054 warrants to Ordinary Shares were exercised by Shopify Inc for the price of $0.01 per share.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As the Company estimated that all predetermined terms will be met, the Company recorded expenses related to this warrant to represent the probable future economic benefits to be realized over a four-year expected benefit period.

For the years ended December 31, 2022, 2023 and 2024, the Company recorded amortization expenses related to the commercial agreement assets of $149 million, $150 million and $149 million, respectively, in the Company’s consolidated statements of operations as a component of sales and marketing expense.

Shopify has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify with voting power in excess of 10% of the Company’s issued and outstanding equity as of December 31, 2024.

8.	Accrued Expenses and Other Current Liabilities

	December 31,
	2023	2024
	(in thousands)
Accrued Expenses	$25,806	$25,662
Accrued indirect taxes and related liabilities	37,654	48,982
Accrued compensation and benefits	26,821	17,037
Advancements from customers	10,522	44,038
Other current liabilities	6,503	5,832
Accrued expenses and other current liabilities	$107,306	$141,551

Accrued expenses and other current liabilities consisted of the following:

9.	Shareholders’ Equity and Equity incentive Plan

A.	General:

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Company no longer grants any awards under the 2013 Plan as it was superseded by the 2021 Plan, although previously granted awards remain outstanding. Ordinary Shares subject to outstanding options granted under the 2013 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Plan.

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

A summary of share option activity under the Company’s equity incentive plan and related information is as follows:

	Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)

Balance as of December 31, 2023	7,761,657	$2.56	5.44	$287,694
Granted	-
Exercised	(1,497,879)	1.83		78,941
Forfeited	(4,514)	3.51
Balance as of December 31, 2024	6,259,264	$2.74	4.51	$324,172
Exercisable as of December 31, 2024	6,259,264	$2.74	4.51	$324,172

During the year ended December 31, 2022, 2023 and 2024 no share options were granted. For the years ended December 31, 2022, 2023 and 2024 the total intrinsic value of the options exercised were $18,991, $48,312 and $78,941, respectively.

A summary of RSU’s activity under the Company’s equity incentive plan and related information is as follows:

	Amount of RSU’s	Weighted average grant date fair value
Unvested as of December 31, 2023	1,957,057	$31.15
Granted	1,493,325	34.29
Vested	(1,147,821)	32.60
Forfeited	(213,616)	30.26

Unvested as of December 31, 2024	2,088,945	$32.74

As of December 31, 2022, 2023 and 2024, unrecognized share-based compensation cost related to unvested RSU’s was $38,614, $49,315 and $56,442, respectively, which are expected to be recognized over a weighted-average period of 2.17, 2.38 and 2.42 years. The total fair value of the vested RSUs’ amounted to $21,904, $26,044 and $37,430, respectively.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-Based Compensation

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Cost of revenue	$262	$639	$929
Research and development	21,970	26,266	17,291
Sales and marketing	3,877	4,259	5,836
General and administrative	12,800	13,796	15,102
Total share-based compensation expense	$38,909	$44,960	$39,158

The Company has the following Ordinary Shares reserved for future issuance:

	December 31,
	2023	2024
Outstanding share options	7,761,657	6,259,264
Unvested RSU’s	1,957,057	2,088,945
Remaining shares available for future issuance under the Incentive Plan	18,370,826	17,099,715
Total shares of Ordinary Shares reserved	28,089,540	25,447,924

Ordinary Share warrants

Ordinary Share warrants are included as a component of additional paid in capital within the consolidated balance sheets.

During the year ended December 31, 2021, the Company granted warrants to purchase 19,604,239 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc, which were all vested and exercised as of December 31, 2023. The exercise price was $0.01 per share, and the term of the warrants was 10 years. The Company valued the warrants at the grant date using the Black-Scholes-Merton option pricing model. In connection with these warrants, the Company recognized an asset of $470.5 million associated with the fair value of the warrants.

During the year ended December 31, 2022, the Company granted warrants to purchase 1,289,064 shares of Ordinary Shares in connection with a commercial agreement with Shopify Inc which were all vested and exercised. The exercise price was $0.01 per share, and the term of the warrants was 10 years. The Company valued the warrants at the fair market value at the grant date. In connection with these warrants, the Company recognized an asset of $81.7 million as of December 31, 2022, associated with the fair value of the warrants.

During the year ended December 31, 2022, the Company granted warrants of up to an aggregate of 738,081 Ordinary Shares which will vest upon the achievements of certain performance milestones. As of December 31, 2024, all three milestones have been completed and 738,081 warrants to Ordinary Shares were exercised by Shopify Inc for the price of $0.01 per share.

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

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2022, 2023 and 2024 were as follows:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Components of lease expenses
Operating lease cost	$3,318	$3,833	$4,665
Short-term lease, and variable lease cost	462	861	997
Total lease expenses	$3,780	$4,694	$5,662

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$2,212	$3,391	$4,316

For the year ended December 31, 2023 and 2024, the weighted average remaining lease term is 6.88 and 5.93 years, respectively and the weighted average discount rate is 4.16 percent and 4.40 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Maturities of lease liabilities as of December 31, 2024, were as follows:

(in thousands)
Year Ending December 31,
2025	$4,430
2026	4,754
2027	5,187
2028	4,918
2029	3,864
Thereafter	4,997
Total operating lease payments	$28,150
Less: imputed interest	(3,293)
Total	$24,857

11.	Income Taxes

a.	Israeli taxation:

1.	Industry Encouragement (Taxes) Law, 1969

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

2.	Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

3.	The Company has not received any final tax assessments since inception. As of December 31, 2024, the Company’s tax years until December 31, 2019 are subject to statutes of limitation in Israel.

4.	The Company has net operating losses from prior tax periods which may be subjected to examination in future periods.

5.	Measurement of taxable income in U.S. dollars:

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

As of December 31, 2024, certain foreign subsidiaries of the Company had undistributed earnings of $45,378, which were designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company has estimated the amount of unrecognized deferred tax liability related to these earnings to be approximately $10,437.

c.	The components of the net profit (loss) before the provision for income taxes were as follows:

	Year Ended December 31,
	2022	2023	2024

	(in thousands)
Israel	$(170,138)	$(120,835)	$(74,754)
Foreign	(31,279)	(10,961)	(4,639)

Total	$(201,417)	$(131,797)	$(79,393)

d.	The provision for income taxes was as follows:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Current:
Israel	$-	$-	$23
Foreign	1,512	2,059	2,638

Total current income tax expense	$1,512	$2,059	$2,661

Deferred:
Israel	$-	$-	$-
Foreign	(7,524)	(51)	(6,506)

Total deferred income tax benefit	(7,524)	(51)	(6,506)

Total provision for income taxes	$(6,012)	$2,008	$(3,845)

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
e.	Reconciliation of the theoretical tax expenses:

A reconciliation of the Company’s theoretical income tax expense to actual income tax expense is as follows:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Theoretical income tax expense (benefit)	$(46,326)	$(30,313)	$(18,260)
Change in valuation allowance	43,134	28,471	15,043
Return to provision true ups	395	884	143
Foreign tax rate differentials	311	352	753
Shared Based Compensations non-deductible (taxable)	(929)	2,402	(1,159)
Non-deductible expenses	820	512	298
Tax rate change impact	(1,883)	(139)	124
Foreign exchange impact	874	(430)	(511)
State Taxes	(316)	170	(299)
Valuation allowance on acquisition balances	(3,482)	-	-
R&D credits	-	(208)	(1,427)
Other	1,390	307	1,450

Total	$(6,012)	$2,008	$(3,845)

f.	Deferred tax assets and liabilities:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2023	2024
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards *)	$88,395	$93,943
Research and development expenses	21,056	26,545
Leasing liabilities	5,350	5,615
Accruals and reserves	460	683
Share-based compensation	8,902	12,505
R&D tax credits	351	2,843
Bad debt	149	244
Capital losses	-	129
Gross deferred tax assets	124,663	142,507
Valuation allowance	(107,682)	(122,725)
Total deferred tax assets	16,981	19,782

Deferred tax liabilities:
Deferred contract acquisition costs	570	818
Leasing assets	4,944	4,946
Property and equipment	171	194
Intangibles	17,790	13,824
Other	13	-
Gross deferred tax liabilities	23,488	19,782

Deferred taxes assets (liabilities), net	$(6,507)	$-

*) Refer to note 11g.

As of December 31, 2024, the Company had approximately $ 345,459, $28,364 and $15,674 in net operating loss carryforwards in Israel, UK and US that can be carried forward indefinitely.

g.	Uncertain tax position

The Company operates its business in various countries and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2023	2024
	(in thousands)

Beginning balance	$53,670	$-
Increases related to tax positions taken during the current year	-	-
Decrease related to tax positions taken during the current year	(53,670)	-
Ending balance	$-	$-

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
12.	Net Loss Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to Ordinary Shareholders for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(in thousands, except share and per share data)
Basic net loss per share
Numerator:
Allocation of net loss	$(195,405)	$(133,805)	$(75,548)

Allocation of net loss attributable to Ordinary Shareholders	$(195,405)	$(133,805)	$(75,548)
Denominator:
Weighted-average shares used in computing net loss per share attributable to Ordinary Shareholders	157,691,173	164,353,909	167,323,350
Basic net loss per share attributable to Ordinary Shareholders	$(1.24)	$(0.81)	$(0.45)

Diluted net loss per share
Numerator:
Allocation of net loss attributable for diluted computation	$(195,405)	$(133,805)	$(75,548)

Denominator:
Weighted-average shares used in computing net loss per share attributable to Ordinary Shareholders	157,691,173	164,353,909	167,323,350
Diluted net loss per share attributable to Ordinary Shareholders	$(1.24)	$(0.81)	$(0.45)

The potential shares of Ordinary Shares that were excluded from the computation of diluted net loss per share attributable to Ordinary Shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,
	2022	2023	2024
Unvested RSU’s	1,348,682	1,957,057	2,088,945
Outstanding warrants to Ordinary Shares	2,713,701	492,054	-
Outstanding share options	9,054,293	7,761,657	6,259,264
Total	13,116,676	10,210,768	8,348,209

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Related Party Transactions

The Company is party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 and amended on December 7, 2020, pursuant to which the Company has undertaken to use DHL International exclusively for the provision of express shipping services to the Company’s customers, subject to certain exclusions described therein, and DHL International has undertaken certain commitments relating to the prices under which its services are offered to the Company. The current term of the Commercial Letter ended on March 27, 2022 and was renewed automatically thereafter until terminated by either the Company or DHL International upon twelve (12) months’ notice. In addition, the Company is party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, under which DHL UK provides the Company with express shipping services relating to the purchase and sale of the Company’s customers’ products. The service agreement continues until terminated by either the Company or DHL UK in accordance with its terms. The consideration paid by the Company to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. The Company entered similar arrangements with other DHL affiliated entities. On November 17, 2022, the Company extended this agreement with DHL UK to be in effect until 2025. In connection with these arrangements, the Company recorded expenses included in Cost of revenue in the total amount of $129,629, $177,076 and $224,745 to DHL affiliated entities in the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, the balances of accounts payable and accrued expenses in regards to DHL and its affiliated entities were $38,412 and $59,263, respectively (including duties charged by DHL).

The Company is a party to a service agreement with Smart GL Logistics Ltd, which was signed together with the JV agreement (see also note 2). As part of the service agreement the JV, among other things will contract, operate, provide and manage parcel transportation services for the Company. In connection with these arrangements, the Company recorded expenses included in cost of revenue in the total amount $7,058 to Smart GL Logistics Ltd in the year ended December 31, 2024. As of December 31, 2024, the balances of accounts payable in regard to JV entities were $2,242 (including duties charged by Smart GL Logistics Ltd).

14.	Fair Value Measurements

Financial instruments measured at fair value on a recurring basis.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities:
Mutual Funds	$1,437	$-	$-	$1,437
Government debentures	-	5,490	-	5,490
Corporate debentures	-	29,418	-	29,418
	1,437	34,908	-	36,345
Prepaid expenses and other current assets:
Derivative instruments asset - hedging	-	1,449	-	1,449
Long-term investment:
Investment in joint venture	-	-	1,079	1,079

Total financials assets	$1,437	$36,357	$1,079	$38,873

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Marketable securities:
Mutual Funds	$1,344	$-	$-	$1,344
Government debentures	-	718	-	718
Corporate debentures	-	18,341	-	18,341

Total financials assets	$1,344	$19,059	$-	$20,403

15.	Marketable Securities

As of December 31, 2023 and 2024, the Company’s held marketable securities classified as available-for-sale securities as follows:

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,279	$158	$-	$1,437
Government debentures	6,069	-	(579)	5,490
Corporate debentures	29,930	270	(782)	29,418
	$37,278	$428	$(1,361)	$36,345

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
	December 31, 2023
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,279	$65	$-	$1,344
Government debentures	1,158	-	(440)	718
Corporate debentures	19,386	118	(1,163)	18,341
	$21,823	$183	$(1,603)	$20,403

In 2024, the Company incurred realized losses in total amount of $289, which were reclassified from other comprehensive income (loss) to the statements of operation.

The Following table summarizes the Company's marketable securities by contractual maturities:

December 31, 2024
(in thousands)
Within one year	$2,972
After one year through five years	17,818
After 5 years through 10 years	7,213
After 10 years	649
$28,652

As of December 31, 2024, the Company has invested in marketable securities without a single maturity date in the amount of $7,693.

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for less than 12 months:

	December 31, 2023		December 31, 2024
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	$-	$-	$-	$-
Government debentures	-	-	4,841	(70)
Corporate debentures	488	(5)	12,251	(204)

Total	$488	$(5)	$17,092	$(274)

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for 12 months or longer:

	December 31, 2023		December 31, 2024
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	$-	$-	$-	$-
Government debentures	1,157	(440)	649	(509)
Corporate debentures	18,866	(1,157)	8,591	(578)

Total	$20,023	$(1,597)	$9,240	$(1,087)

For the year ended December 31, 2024, the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sales marketable securities.