Form 20-F
period 2025-12-31
Global-E Online Ltd.
filed 2026-03-26
CIK 1835963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report. As of December 31, 2025, the issuer had outstanding 169,049,616 ordinary shares.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

CONTENTS

ABOUT THIS ANNUAL REPORT	1

BASIS OF PRESENTATION	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2

PART I	5

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3. KEY INFORMATION	5

A. [RESERVED]	5

B. Capitalization and Indebtedness	5

C. Reasons for the Offer and Use of Proceeds	5

D. Risk Factors	5

ITEM 4. INFORMATION ON THE COMPANY	42

A. History and Development of the Company	42

B. Business Overview	42

C. Organizational Structure	59

D. Property, Plants and Equipment	59

ITEM 4A. UNRESOLVED STAFF COMMENTS	59

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	59

A. Operating Results	66

B. Liquidity and Capital Resources	69

C. Research and Development, Patents and Licenses, Etc.	71

D. Trend Information	71

E. Critical Accounting Estimates	72

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	73

A. Directors and Senior Management	73

B. Compensation	75

C. Board Practices	79

D. Employees	89

E. Share Ownership	90

F. Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation	90

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	90

A. Major Shareholders	90

B. Related Party Transactions	92

C. Interests of Experts and Counsel	94

ITEM 8. FINANCIAL INFORMATION	94

A. Consolidated Statements and Other Financial Information	94

B. Significant Changes	94

ITEM 9. THE OFFER AND LISTING	95

A. Offer and Listing Details	95

B. Plan of Distribution	95

C. Markets	95

D. Selling Shareholders	95

E. Dilution	95

F. Expenses of the Issue	95

ITEM 10. ADDITIONAL INFORMATION	95

A. Share Capital	95

B. Memorandum and Articles of Association	95

C. Material Contracts	95

D. Exchange Controls	95

E. Taxation	95

F. Dividends and Paying Agents	102

G. Statement by Experts	102

H. Documents on Display	102

I. Subsidiary Information	103

J. Annual Report to Security Holders	103

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	103

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	103

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

Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2025.

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

•
“Net Dollar Retention Rate” for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platforms in the earlier of the two periods;

•
“Gross Dollar Retention Rate” or “GDR” is a key performance indicator and in order to calculate it for a particular quarter, we first calculate the total seasonality adjusted annualized GMV for that quarter. We then calculate the value of GMV from any merchants who discontinued their use of our platforms during that quarter, or churned, based on their total GMV from the four quarters preceding such quarter, which we refer to as churned GMV. We then divide (a) the churned GMV by (b) the total seasonality adjusted annualized GMV to calculate the percentage churn for that quarter. Gross Dollar Retention Rate for a particular year is calculated by aggregating the percentage churn of the four quarters within that year and subtracting the result from 100%; and

•	“Free Cash Flow”, which Global-e defines as net cash provided by operating activities less purchase of property and equipment.

•
“Non-GAAP net profit” is a non-GAAP financial measure and is defined as net profit adjusted for stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses;

•	“Non-GAAP net profit per share” is a non-GAAP financial measure and is defined as Non-GAAP net profit divided by GAAP weighted-average shares outstanding, basic and diluted.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this Annual Report other than statements of historical fact, including, without limitation, statements regarding our future results of operations and financial position, competitive position and market opportunity, anticipated capital needs and expected profitability, technology and platform development, strategic partnerships and potential acquisitions, expected impacts of regulatory, tax, trade, and macroeconomic developments, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, and introduction of and potential benefits from our demand generation strategies, are forward-looking statements. as the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are contained principally in the sections entitled Item 3.D. “Key Information-Risk Factors,” Item 4. “Information on the Company,” and Item 5. “Operating and Financial Review and Prospects.”

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3. “Key Information - D. Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	our rapid growth and growth rates in recent periods may not be indicative of future growth;

•	our ability to retain existing, and attract new, merchants;

•	our ability to anticipate merchant needs or develop or integrate new functionality or enhance our existing platforms to meet those needs;

•	market acceptance of our Shopify adapted platforms and the termination or renewal on less favorable terms of our agreement with Shopify;

•	the impact of imposed tariffs or other trade regulations and policies on our business and financial results;

•
our ability to implement and use artificial intelligence and machine learning technologies successfully and the increasing adoption of autonomous or artificial intelligence driven e-commerce solutions;

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

•	our operation as a merchant of record for sales conducted using our platform;

•	regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with;

•	compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions;

•	our business’s reliance on the personal importation model;

•	our ability to securely store personal information of merchants and shoppers;

•	increases in shipping rates;

•	fluctuations in the exchange rate of foreign currencies have impacted and could continue to impact our results of operations;

•	our ability to offer high quality support;

•	our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms;

•
our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence;

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

•
risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our share repurchase program, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders;

•	risks related to our incorporation and location in Israel; and

•	other statements described in this Annual Report under “Risk Factors,” “Operating and Financial Review and Prospects,” and “Business.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[RESERVED]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this Annual Report before making a decision to invest in our ordinary shares. The Company may not be able to accurately predict, control or mitigate these risks. Statements in this section are based on the Company’s beliefs and opinions regarding matters that could materially adversely affect the Company in the future and are not representations as to whether such matters have or have not occurred previously. The risks and uncertainties described below are not exhaustive and should not be considered a complete statement of all potential risks or uncertainties that the Company faces or may face in the future. Our business, financial condition, results of operations, or strategic objectives could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this Annual Report.

Risks Relating to our Business and Industry

We have experienced rapid growth in recent periods and our recent growth rates may not be indicative of our future growth.

We have experienced rapid growth in recent periods. Our revenue was $569.9 million, $752.8 million and $962.2 million for the years ended December 31, 2023, 2024 and 2025, respectively, representing an annual growth of 39.3%, 32.1% and 27.8% for the years ended December 31, 2023, 2024, and 2025, respectively. GMV processed through our platforms during the years ended December 31, 2023, 2024 and 2025 was $3,557 million, $4,858 million and $6,569 million, respectively, representing an annual growth of 45.2%, 36.6% and 35.2% for the years ended December 31, 2023, 2024, and 2025, respectively. In future periods, we may not be able to sustain revenue or GMV growth consistent with recent history, or at all.

We believe our revenue and GMV growth depends on a number of factors, including, but not limited to, our ability to:

•	increase the overall sales volume facilitated by our platforms;

•	sustain and improve merchant retention rates;

•	increase merchants’ e-commerce sales conversion rates;

•	successfully expand our merchants into new geographies;

•	attract new merchants to our platforms in existing and new geographies, segments and verticals;

•	expand our platform offerings to address evolving market dynamics and merchants’ needs;

•	successfully integrating or maintaining the technologies, platforms and business propositions, modalities or offerings of business we have acquired;

•	successfully realize all the benefits from our third party partnerships and collaborations;

•	provide integration with our merchants’ online e-commerce web-stores;

•	maintain the security, reliability and integrity of our platforms;

•	maintain compliance with existing and comply with new applicable laws and regulations, including new tax rates and tariffs;

•	price our platforms effectively so that we are able to attract and retain merchants;

•	successfully compete against our current and future competition and competing solutions; and

•	maintain service levels and consistent quality of our platforms.

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

Our revenues are driven by GMV that is processed through our platforms and we expect our future revenue growth to be partially driven by increases to our existing merchants’ GMV. We aim to sign contracts with merchants for a minimum term of 12 months and with a minimum committed monthly volume, but our merchants typically have the right to terminate their agreements for convenience by providing prior written notice, and have no obligation to renew their agreements with us after their terms expire. Even if our agreements with the merchants are renewed or not terminated, they may not be renewed on the same or as profitable terms, and may exclude utilization of our shipping services which may reduce our revenues, or may reduce the markets in which we provide them our services (including by way of localizing their fulfilment and distribution model).

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

We have acquired and may in the future acquire, complementary solutions, functionalities, technologies or businesses. Seeking and negotiating potential acquisitions diverts our management’s attention from other business concerns to a certain extent and is expensive and time-consuming. Acquisitions may expose us and our business to unforeseen liabilities or risks associated with the business or assets acquired or with entering new markets. These risks include, but are not limited to, integrating differing corporate cultures, aligning operational systems and business processes, retaining key employees, and managing geographically dispersed operations or entering markets in which we have limited experience. Paying the purchase price for acquisitions in the form of cash, debt or equity securities may weaken our cash position, increase our leverage or dilute our existing shareholders, as applicable. Additionally, acquired businesses or assets may not perform as expected, may expose us to unforeseen legal or regulatory liabilities, and may require significant capital investments or operational resources to achieve desired outcomes. There is also a risk that we may not achieve the anticipated cost savings, synergies, or other benefits of acquisitions fully, in a timely fashion or at all.

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

We expect to continue to incur significant expenses to develop, integrate and implement additional solutions and functionalities and to integrate any acquired solutions or functionalities into our existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. We may experience difficulties with software development, industry standards, threats to the security and integrity of our technological infrastructure, design, manufacturing or marketing that could delay or prevent our development, introduction or implementation of new solutions and enhancements. If we do not receive significant revenue from these investments, or fail to meet merchant and shopper expectations, our business, operating results and financial condition could be adversely affected.

Merchants may require customized integrations, or features and functions that we do not yet offer or do not intend to offer, or which we have yet fully integrated or implemented, any of which may cause them to choose a competing solution. If we fail to develop or integrate and implement solutions that satisfy merchant and shoppers’ preferences in a timely and cost-effective manner, our ability to renew our contracts with existing merchants and our ability to create or increase demand for our platforms could be harmed, and our business, operating results and financial condition could be materially adversely affected. The implementation of acquired solutions into the Global-e platform, alongside initiatives such as the development and launch of Borderfree.com, and the execution of Shopify Managed Markets, involves inherent risks. These included, and may include in the future, potential delays, additional feature or functionality developments (to cater for merchants or general product needs), unanticipated costs, and challenges in achieving the anticipated technological advancements or economic benefits.

There is a risk that the technology we invest in may not achieve the expected level of success or widespread market adoption. Market dynamics, competitive forces, regulatory changes, or unforeseen challenges may impede the successful integration and acceptance of our new solutions.

We have invested, and expect to continue investing, significant resources in adapting our platform and services for the Shopify platforms. If these platforms or services do not achieve expected market acceptance, if our agreement and partnership with Shopify are terminated, or if the agreement is not renewed on favorable terms, or if Shopify promotes alternative offerings, our business and growth could be adversely affected.

On April 12, 2021 we entered into a Services and Partnership Agreement with Shopify Inc. and its affiliates (“Shopify”) (the “2021 Shopify Agreement”), and concurrently with the merger with Flow Commerce Inc. (“Flow”), we entered into an Amended and Restated Master Services Agreement with Flow (the “2022 Shopify Agreement” and together with the 2021 Shopify Agreement, the “Prior Shopify Agreements”), making our platform and services and the Flow platform and services, respectively, available to certain Shopify merchants through Shopify’s e-commerce platform. In September 2023, Shopify launched “Shopify Markets Pro”, which was rebranded in 2024 as “Shopify Managed Markets”, a white-label cross-border Merchant of Record (“MoR”) offering, powered by Global-e and currently available to Shopify US-based merchants. Shopify Managed Markets is based on the Flow platform, leveraging its API-based technology, and enables merchants of diverse scales, encompassing small and emerging businesses, to extend their brand offerings globally with streamlined integration efforts. On May 13, 2025, we entered into an Amended and Restated Services and Partnership Agreement with Shopify (the “2025 Shopify Agreement”), which replaced the Prior Shopify Agreements, and currently governs our provision of MoR services for Shopify Managed Markets.

The success of Shopify Managed Markets is contingent upon widespread acceptance and adoption in the market. In late 2025, we began the launch and rollout of an updated version of the offering (“Managed Markets version 2.0”), which further integrates our MoR services with Shopify’s native payment processing and suite of services. The ongoing transition to Managed Markets version 2.0 may involve technical complexities and changes to our revenue recognition or margin profiles within the Shopify channel. Factors such as evolving merchants’ preferences, competitive landscape dynamics, Shopify’s sales and marketing efforts, and unforeseen market challenges may impact the rate at which customers embrace Shopify Managed Markets. Such variations may lead to financial losses, a weakened competitive position, and possible setbacks in achieving our strategic objectives.

While the 2025 Shopify Agreement maintains our position as the exclusive provider of MoR services for Shopify’s first-party (1P) Managed Markets solution, it transitioned our status from an exclusive provider to a preferred partner for third-party (3P) solutions. This structural change allows Shopify to enable integration of additional MoR providers into its ecosystem, introducing direct competition for 3P merchant volume that was not present under the Prior Shopify Agreements. If competing providers offer more favorable terms to merchants, or if Shopify prioritizes alternative offerings, our transaction volume and financial results could be impacted.

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

  The 2025 Shopify Agreement is terminable by either party immediately upon notice of certain events, subject to applicable cure periods, or without cause upon prior notice. Termination of the 2025 Shopify Agreement could have a material adverse effect on our business, financial condition or results of operations. These risks could apply to any similar arrangement we may enter into in the future, and any potential future collaborations may be similarly terminable by our partners.

Failure to develop, implement, or evaluate effective demand generation services mainly through Borderfree.com could result in financial losses.

  We have made and continue to make significant investments in demand generation services mainly through Borderfree.com, which encompass marketing activities aimed at increasing global awareness, driving traffic, and stimulating interest in our merchants’ brands, ultimately converting potential customers into paying customers. However, there is no guarantee that these efforts will achieve the desired results. If we fail to effectively design, implement, or evaluate these strategies, or if we misjudge their impact on our business, we may fall short of generating the anticipated traffic and engagement for our merchants and we may also incur significant financial losses from the resources and capital invested in these initiatives.

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

  Governments in various jurisdictions in which we operate may impose new or additional tariffs, duties, trade restrictions, or other regulatory requirements, often unexpectedly and with little or no advance notice. While the global trade environment has seen periods of heightened volatility, particularly during 2025, the impact on our transaction volumes to date has remained relatively limited. However, trade policies in the United States and other key markets have not yet fully stabilized. Any sudden or significant future changes in these requirements could increase the costs of goods sold, disrupt established supply chains, reduce consumer purchasing sentiment, and require us to adjust our pricing models and operational strategies. Also, merchants may consider different or alternative supply chains, reducing the dependency on cross-border e-commerce, for example, by preferring domestic supply chain and local fulfilment.

  For example, our business may be adversely impacted by shifts in U.S. trade policy, which remains subject to ongoing adjustments, including changes to de minimis thresholds, modifications to Section 301 tariffs, or new duties on cross-border e-commerce shipments. During 2025, U.S. policymakers continued to scrutinize the application of de minimis exemptions to cross-border e-commerce, and there have been legislative and regulatory proposals that would reduce or eliminate these exemptions for certain categories of goods or shipments from certain countries. Any reduction or elimination of de minimis exemptions applicable to our merchants' shipments could materially increase landed costs for U.S. shoppers and reduce demand for international purchases. Any changes in the global trade environment, including government policies on international trade, such as export controls, new or increased tariffs for imported goods, new legislation or regulations on manufacturing or foreign investment, renegotiation of existing trade agreements with U.S. trading partners, or any retaliatory trade actions due to existing or future trade tension, including escalating trade tensions between the U.S. and other countries, could disrupt global supply chains and could materially increase our merchants’ costs, and / or may increase the costs of consumer goods and reduce our merchants’ e-commerce transaction volume. Any reduction in our merchants’ transaction volume directly impacts the revenue we derive from them and, if such reduction continues for a prolonged period, could have a material adverse effect on our business, financial condition and results of operations. The United States is one of our largest destination markets for cross-border shipments, and any adverse changes to U.S. trade policy could therefore have a disproportionate impact on our business relative to policy changes in smaller destination markets.

  Given the inherent uncertainty regarding both the duration and the extent of these policy measures, we cannot assure that any mitigation strategies we or our merchants may adopt will be effective. If we fail to adapt to these policies or regulatory changes, retaliatory actions, and shifting trade policies, and if we do not accurately recalibrate our pricing structures, or if our merchants opt to change their supply chain in a way that reduces the need for our services, our competitive position, customer satisfaction, anticipated margins and overall financial performance could be materially and adversely affected.

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

The increasing adoption of autonomous or artificial intelligence driven commerce solutions may materially alter e-commerce transaction flows, disintermediate our role, and adversely affect our business, financial condition and results of operations.

Advances in artificial intelligence, including the growing use of autonomous or semi-autonomous software agents capable of searching, selecting, negotiating and executing online purchases on behalf of consumers (agentic commerce), may significantly change how e-commerce transactions are initiated, structured and completed. These developments may reduce the role of traditional merchant storefronts, checkout pages and payment flows, and may enable transactions to occur through alternative technical architecture or interfaces that do not require, or are not compatible with, our platforms and services.

If AI-driven purchasing agents, operating systems, e-commerce platforms, marketplaces or payment providers enable transactions to be executed in a manner that bypass or replace our offering, or we are unable to embed in a timely manner our offering into AI-driven purchasing flows, our services may become less relevant, less valuable or technically unnecessary for certain transaction types or merchant segments. In such scenarios, we may experience reduced GMV processed through our platforms, lower demand for our services, pricing pressure, or erosion of our competitive positioning.

In addition, the legal and regulatory frameworks governing transactions executed by autonomous or AI-driven systems or agents remain unsettled and continue to evolve. It is unclear how existing consumer protection laws, payment regulations, liability regimes, or emerging AI-specific regulatory frameworks will allocate responsibility among consumers, merchants, AI system providers, platform operators and payment processors in transactions executed without direct human interaction. Any regulatory developments that shift responsibility or compliance obligations away from merchant-of-record structures, or that facilitate alternative transaction architectures, could require operational adjustments and may affect how we provide certain services to merchants and consumers, which could involve additional implementation, compliance or operational costs.

If we fail to effectively anticipate, adapt to and integrate emerging forms of AI-driven commerce our business, financial condition and results of operations could suffer.

We may not be able to successfully compete against current and future competition or other competing solutions, and we may need to change our pricing and model to remain competitive.

We face competition in the market of global e-commerce, and such competition and alternative and competing solutions are likely to continue and could increase in the future. Competition could lead to a decrease in the GMV processed through our platforms and could reduce our revenue or margins, any of which could negatively affect our business, financial condition and results of operations. A number of competitive factors could cause merchants to cease using or decline to use our platforms and services, or could reduce the transaction volume that they process through our platforms, including, among others:

•	merchants may choose to develop global e-commerce capabilities internally or choose from a variety of alternative or competing solutions;

•	merchants may merge with or be acquired by companies using a competing solution or an internally developed solution;

•	competing or alternative solutions may be offered as part of a bundle of e-commerce services;

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

We have a history of net losses; we anticipate increasing operating expenses in the future, and we may not be able to maintain profitability.

We incurred net losses of $133.8 million, $75.5 million and net profit of $68.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. Because the market for our platforms and services is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to continue to increase over the next several years as we hire additional personnel, expand into new geographies or invest in expanding our operations in existing geographies, expand our partnerships, operations and infrastructure, continue to enhance our platforms, develop and expand their features, integrations and capabilities, expand and improve our service offering and increase our spending on sales and marketing. We intend to continue to build and enhance our platforms through internal research and development and we may also selectively pursue acquisitions. In addition, as a public company, we will continue to incur additional significant legal, accounting, and other expenses. If we are unable to maintain revenues high enough to offset the expected increases in our operating expenses, we will not be profitable in future periods.

If we fail to manage our growth effectively, we may be unable to execute our business plan or maintain high levels of service and merchant satisfaction.

We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our technological, operational and financial resources. We have established international offices, including offices in Israel, the U.S., the UK, Europe, Asia Pacific (“APAC”) and the United Arab Emirates, and we plan to continue to expand our international operations into other countries in the future. We have also experienced significant growth in both the number of merchants and the number of transactions facilitated by our platforms. For example, during the year ended December 31, 2025, our platforms generated in the aggregate $6,569 million of GMV, representing an increase of 35.2% relative to the GMV for the year ended December 31, 2024. Additionally, our organizational structure is becoming more complex as we scale our technological, operational, financial and management controls as well as our reporting systems and procedures.

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

The focus and scrutiny of, and evolving expectations regarding, environmental, social, governance and other sustainability practices could increase our costs, harm our reputation or customer acquisition and retention, our access to capital and employee retention or otherwise adversely impact our financial results.

Focus by a variety of stakeholders (including regulators) on companies’ environmental, social and governance, or ESG, and other sustainability matters and expectations regarding voluntary ESG initiatives and disclosures may result in increased costs, including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance, changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition, or results of operations. Compliance with such regulations and the associated potential cost is complicated by the fact that various countries and regions are following different approaches to the regulation of climate change and other ESG matters. ESG regulations are not uniform, which may increase the cost and complexity of compliance for multinational corporations, and any associated risks.

Simultaneously, other groups of regulators and stakeholders have sought to constrain companies’ consideration of various ESG matters. Advocates and opponents of such matters have also increasingly turned to various forms of activism to advance their views, including by means of litigation. Such outcomes could negatively impact our business, financial condition, results of operations, and cash flows.

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

Our business is seasonal in nature and the fourth quarter is a significant period for our operating results. Our revenue is driven by GMV that our merchants generate through our platform, and our merchants typically process additional GMV in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season and other peak events included in the e-commerce calendar, such as Chinese Singles’ Day and Thanksgiving. In the years ended December 31, 2023, 2024 and 2025, fourth quarter GMV represented approximately 33%, 35% and 36%, respectively, of our total GMV. As a result, GMV and accordingly our revenue has previously, and we expect will continue to generally, decline in the first quarter of each year relative to the fourth quarter of the previous year.

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

In addition, market-wide events, regulatory changes, changes in interest rates, inflation, political uncertainty or instability, regional and global conflicts and military hostilities, global health crises, any of which are outside of our control, could impact our revenue and operating results and makes it difficult to forecast our revenue and evaluate our business and future prospects.

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

Our business model and activities are predicated upon our operating as the MoR of the products sold through our platforms. As a result of us being identified as a seller rather than the merchants, we could bear responsibility for the products and may be liable for product related claims brought by our shoppers or other third parties, and we may be subject to various regulatory compliance requirements, such as waste and packaging compliance. For example, emerging regulations like the EU’s General Product Safety Regulation (GPSR) require actors placing products on the market to ensure product traceability and compliance, which includes the requirement to have a designated "responsible person" located within the EU for safety purposes. Additionally, the EU Deforestation Regulation (EUDR), currently scheduled to take effect for large operators on December 30, 2026, will require extensive due diligence to ensure that products containing certain commodities - such as wood, rubber, or leather - are "deforestation-free". Failure to adhere to these or similar rules could result in significant penalties, including fines of up to 4% of our annual EU turnover, and reputational harm. Although we have policies in place crafted to ensure compliance and reduce risk of such liabilities, for example by avoiding the sale of products that we determine to be “high risk” or by making proper disclosures in our ‘terms of sale’ and although our commercial arrangements with the merchants typically require the merchants to cover such liabilities, it is possible that we may be subject to product liability or other compliance or similar regulations or litigation and may incur various related costs which may or may not be fully covered by our contractual arrangements or insurance coverage. Furthermore, any actual or alleged non-compliance on our part in a specific geography may not be treated by local authorities as an isolated event. Heightened scrutiny by local authorities in a specific geography could impede our local activities, irrespective of the product vertical or merchant from which the products originated.

As MoR, or whenever we perform customs clearance or declaration functions, we could be adversely affected if the packages provided by the merchants do not contain the correct articles ordered by the shopper, or if articles and the packages provided by the merchants are not shipped in compliance with applicable rules or do not contain all requisite information or documentation for international shipping. Failure to ensure such compliance may result in shipping delays or diminished shopper satisfaction, result in confiscation or destruction of articles and payment of additional costs, fines or assessments from our fulfillment partners and other third parties, which in turn may adversely affect our results of operations.

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

Trade Controls by the U.S. and other governments enacted due to geopolitics or otherwise (for example, the war in Ukraine has prompted the U.S. and other governments to impose new Trade Controls and sanctions on Russia, among other countries), and any counter-sanctions enacted in response, could continue to disrupt international commerce and the global economy, and could restrict our ability to operate, generate or collect revenue in certain other countries, which could adversely affect our business. While, we do not have operations or a material customer base in either Russia or Ukraine, a future escalation of the conflict or expansion of sanctions could further disrupt global supply chains, broaden inflationary costs, and have a material adverse effect on our customers, vendors and financial markets.

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

In addition, because we operate as MoR (and, in certain markets, perform or operate importation-related functions), in the event that we are flagged by a specific country due to non-compliance with import restrictions applicable to a specific product or vertical our ability to continue to import such product in the future may be impeded, regardless of the identity of the merchant from which the product originates. If our service offerings are curtailed to exclude the import of whole verticals to specific countries, or if we are barred from importing products of any vertical to specific countries, our GMV attributable to such destination markets may decrease, our reputation will be harmed, and our platforms will become less attractive to our current and future merchants.

The vast majority of our business relies on the personal importation model and its applicability to the products provided to shoppers. Any modification of the rules, requirements or applicability of this model may adversely affect our business.

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

Additionally, we are witnessing an evolving and developing regulatory trend whereby the burden to adhere to certain legislations and regulatory requirements shifts to or is shared by the distributors, platform providers and other parties involved in the fulfilment chain of products (in addition to manufacturers), even if such parties are not established in the country of importation and where the import is carried out by the shopper as a personal-import. For example, in the EU, the EU’s General Product Safety Regulation (GPSR) has recently came into force and imposing certain additional requirements on our merchants and on us. In some cases, we may be regarded as the ‘responsible person’ or offer to act as the ‘authorized representative’ or otherwise be or assume a role requiring us to ensure compliance with certain product safety or regulatory requirements. Acting in this capacity may impose obligations, including monitoring product compliance, maintaining documentation, and serving as a contact point for regulators and shoppers. Non-compliance by merchants could expose us to fines, penalties, or legal liability, even if we have no direct or indirect control over product manufacturing and safety. Additionally, fulfilling this role may require investments in compliance infrastructure and expertise, which may increase our operational costs. In the event that such regulations would nonetheless apply to the supply chain we are part of, it could have an adverse effect on the e-commerce market as a whole, and may reduce the offering of e-commerce products to such regulated destinations. This in turn would reduce the demand for our platforms and services and have an adverse effect on our business and result of operations.

We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platforms may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platforms, our reputation being harmed, our incurring significant regulatory and monetary liabilities, and adverse effects on our results of operations and growth prospects.

Our operations involve the storage and transmission of data, including personal information and other confidential information of our third-party providers, merchants and shoppers, on our systems and the systems of third-party service providers we rely on. Third-party applications that we rely on for provision of certain services, such as acquiring processors also store personal information, payment card information, and other confidential information. We have experienced and expect to continue to experience actual and attempted cyber-attacks in varying degrees of our IT networks, such as through phishing scams and ransomware. For example, in December 2025, we identified unauthorized access to one of our cloud systems, and certain personal data, specifically names and contact information, were impacted (“December 2025 Incident”). However, no payment information, account credentials or other sensitive personal data were accessed. Although none of these actual or attempted cyber-attacks has had a material adverse impact on our operations or financial condition to date, we cannot guarantee that such incidents will not reoccur, or will not have such an impact in the future. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our systems and information. Cyberattacks and other malicious internet-based activity continue to increase globally in frequency and magnitude, and cloud-based platform providers of services are expected to continue to be targeted. Threats include traditional computer “hackers,” malicious code (such as viruses, ransomware and worms), social engineering/phishing, employee malfeasance or misuse, human or technological error, as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware and denial-of-service attacks. Sophisticated nation-states and nation-state-supported actors now engage in such attacks, including advanced persistent threat intrusions. Although we do not store payment card information, hackers and adverse third parties may mistake us for the merchants, causing them to target us in order to obtain payment card information. Threat actors are becoming increasingly sophisticated in using techniques and tools - including artificial intelligence - that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, confidential information or business.

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

Further, remote and hybrid working arrangements at certain third-party providers may increase cybersecurity risks due to the challenges associated with managing remote computing assets and the security vulnerabilities that may exist in non-corporate or home networks. In addition, the integration of artificial intelligence in the operations, products or services of third-party providers may pose new or unknown cybersecurity risks and challenges.

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

A majority of our purchase and sale transactions are carried out in different currencies and we bear the risk of a decrease in value of the shopper’s purchasing currency in the interim periods between the transaction stages (e.g. placement/payment and returns/refund). We may incur additional costs and experience losses resulting from fluctuations in exchange rates.

While our financial reporting currency is U.S. Dollars, a significant share of our revenues is denominated in foreign currencies, including Pounds Sterling and Euros, and may in the future have significant sales denominated in the currencies of additional countries, which may negatively impact our reported revenues as a result of fluctuations in currency exchange rates vis-à-vis the U.S. Dollar. In addition, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. We may incur additional costs and experience losses resulting from fluctuations in exchange rates for revenues in foreign currencies or upon translation of New Israeli Shekels expenses incurred in Israel, Euros expenses incurred in Europe or Pounds Sterling expenses incurred in the United Kingdom, to U.S. Dollars which may negatively impact our operating results. For example, New Israeli Shekel appreciation against the USD has occurred at various points during 2025 and may result in higher USD denominated costs with respect to our Israeli operations and increase our overall USD denominated operating expenses.

During the year ended December 31, 2025, we did not hedge all of our foreign currency exchange risk. If we determine to implement hedging strategies in the future, such strategies may not be effective in reducing our foreign currency exchange risk exposure, and we may incur costs in connection with such hedging activities. Fluctuations in currency exchange rates could have a material adverse effect on our results of operations and financial condition.

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

We receive, collect, store, process, share, transfer, disclose, and use personal data and other data relating to shoppers, customers, candidates, employees, website users, contractors and other persons. We are subject to numerous federal, state, local, and international laws, directives, and regulations regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal data, the scope of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. For example, the Israeli Privacy Protection Law 5741-1981 and its regulations, or the PPL, the EU and UK General Data Protection Regulation, or the GDPR, U.S. state laws, and the data protection and security laws of other states and countries impose requirements with respect to use, processing, disclosure and/or deletion of personal information of their residents, imposing penalties for violations and, in some cases, private right of action for data breaches and certain violations. In addition, Government authorities, including the U.S. Department of Justice, have issued, and may issue in the future, rules restricting the transfer of certain personal data to certain countries. Such instructions could limit our ability to share such data and subject us to liability in case of noncompliance. These laws, rules, and similar legislation in other states and countries that are developing, have been recently enacted or are in the process of being amended, impose transparency obligations, stringent user consent requirements and permit data subjects to request that we discontinue using certain data, amongst and other obligations with respect to personal data of their respective residents and provide residents with similar rights for certain types of data processing activities, data breaches or violations. We are also subject to certain contractual obligations related to privacy, data protection and data security. We strive to comply with our policies and applicable laws, regulations, contractual obligations, and other legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another, including across the various jurisdictions in which we operate remotely and may conflict with our other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to collect, use, process, store, share, transfer, or disclose shopper data or develop new services and features.

Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. We expect the existing legal complexity and uncertainty regarding international personal data transfers to continue globally. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could incur additional costs, face complaints and/or become subject to regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; and we may have to implement alternative data transfer mechanisms under data protection law and/ or take additional compliance and operational measures and/or it could otherwise affect the manner in which we provide our services, and could adversely affect our business, operations and financial condition.

Laws relating to providers of digital services and new regulations relating to issues such as e-commerce, information requirements for internet, digital services providers or other intermediatory providers, such as the EU Digital Services Act, are also quickly evolving and often impose onerous compliance obligations. These laws create uncertainty and could negatively affect our operations and use of our services, require us to change or adjust our platforms and could result in changes to our operations or business model and we may incur significant expenses should we have to change our model or be subject to monetary penalties or other corrective measures for noncompliance.

  Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to merchants, shoppers or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, data security or digital services, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our merchants may limit the adoption and use of, and reduce the overall demand for, our platform. In addition, if a breach of data security were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our platforms and services may be perceived as less desirable and our business, prospects, financial condition, and results of operations could be materially and adversely affected. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our merchants to lose trust in us, and otherwise materially and adversely affect our reputation and business. Lastly, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.

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

  There are significant risks involved in utilizing artificial intelligence and no assurances can be provided that our use will enhance our solutions or services or produce the intended results. For example, artificial intelligence algorithms may be flawed, insufficient, of poor quality, reflect unwanted forms of bias or contain other errors or inadequacies, any of which may not be easily detectable; artificial intelligence has been known to produce false or “hallucinatory” inferences or outputs. artificial intelligence can also present ethical issues and may subject us to new or heightened legal, regulatory, ethical or other challenges and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of artificial intelligence, could impair the acceptance of artificial intelligence technologies. If the artificial intelligence tools that we create or use, are or are alleged to be deficient, inaccurate, biased or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputational harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the artificial intelligence tools we use rely, or to use the output of such artificial intelligence tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, data protection, data privacy or other rights, or contracts to which we are a party.

  The technologies underlying artificial intelligence and its uses are subject to a variety of laws and regulations, including those related to intellectual property, data protection, data privacy, cybersecurity, consumer protection, competition and equal opportunity, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. The artificial intelligence legal and regulatory landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws and regulations governing the use of artificial intelligence. Implementation of standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws and regulations may have on our business.

  In the United States, and internationally, artificial intelligence is the subject of evolving review by various governmental and regulatory agencies, including the SEC and the Federal Trade Commission, and changes in laws and regulations governing the use of artificial intelligence may adversely affect the ability of our business to use or rely on artificial intelligence and our ability to provide and to improve our solutions and services, may require additional compliance measures and changes to our operations and processes, and may result in increased compliance costs and potential increases in civil claims against us. Many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations governing the use of such technologies. Any such changes at the federal level could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive. Additional regulations may impact our ability to develop, use and commercialize artificial intelligence and machine learning technologies in the future.

  In Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and establishes a comprehensive, risk-based governance framework for artificial intelligence in the EU market. The majority of the substantive requirements will apply from August 2, 2026. Once fully applicable, the EU AI Act’s requirements, particularly those around transparency and risk assessments, may directly impact the development and operation of our e-commerce risk intelligence platform, requiring significant changes to our processes and potentially limiting the functionality of certain artificial intelligence driven features. The European Commission’s Digital Omnibus Proposal, published in November 2025, includes proposed amendments to certain EU laws and regulations, including (among others) the EU AI Act. However, the proposal remains at an early stage of the EU legislative process.

  In 2022 and 2023, China implemented a number of regulations to govern generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. Such regulations impose strict obligations on service providers, among other entities, with respect to their provision and use of generative artificial intelligence, algorithmic recommendation and deep synthesis technologies. The regulatory framework in China is expected to have a material impact on the way artificial intelligence is regulated in China, and together with developing guidance and/or decisions in this area, may affect our use of artificial intelligence and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operations and financial condition.

  It is possible that the EU AI Act and the US artificial intelligence laws and regulations, along with the adoption of new laws and regulations in other jurisdictions, or the interpretation of existing laws and regulations, may affect the operation of our e-commerce risk intelligence platform and the way in which we use artificial intelligence and machine learning technology, including with respect to how we train our models, unintentional bias and discrimination. Failure to comply with such laws or regulations could subject us to legal or regulatory liability. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

We believe that our corporate culture has been an important contributor to our success by creating an environment that drives and perpetuates our strategy to create a better, more productive way to work and focuses on driving success for our customers. As we continue to grow, including geographically, and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, craftsmanship, teamwork, curiosity, and inclusion, we believe that we need to support our growth. Any failure to preserve our culture could also harm our ability to retain and recruit personnel, innovate and operate effectively, and execute our business strategy.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect our stock price and our business.

  The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers as appropriate to allow timely decisions regarding required disclosure. Furthermore, we are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. We are also required to disclose changes in internal control over financial reporting on an annual basis. Additionally, we are required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are unable to continue to maintain effective internal control, we may not have adequate, accurate or timely financial information, and we may be unable to meet our reporting obligations or to comply with the requirements of the SEC or the Sarbanes-Oxley Act. To maintain compliance with Section 404, we continue to engage in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we continue to dedicate internal resources and have engaged outside consultants and adopted a detailed work plan to continue to assess and document the adequacy of our internal control over financial reporting, continue to undertake steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to maintain effective internal control over financial reporting as required by Section 404.

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

  As part of our growth strategy, we may decide to make additional acquisitions of privately held businesses. Prior to becoming part of our consolidated company, the acquired businesses would not be required to implement or maintain the disclosure controls and procedures or internal control over financial reporting that are required of public companies. We are required to integrate any acquired businesses into our consolidated company’s system of disclosure controls and procedures and internal control over financial reporting, but we cannot provide assurance as to how long the integration process may take.

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

There can be no assurance that our effective tax rate will not increase over time as a result of changes in corporate income tax rates or other changes in the tax laws in the jurisdictions in which we operate. Any changes in tax laws could have an adverse impact on our financial results. Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions. For example, there is growing pressure in many jurisdictions and from multinational organizations such as the Organization for Economic Cooperation and Development (“OECD”) and the EU to amend existing international taxation rules in order to align the tax regimes with current global business practices. Specifically, in October 2015, the OECD published its final package of measures for reform of the international tax rules as a product of its Base Erosion and Profit Shifting (“BEPS”) initiative, which was endorsed by the G20 finance ministers. Many of the initiatives in the BEPS package required and resulted in specific amendments to the domestic tax legislation of various jurisdictions and to existing tax treaties. We continuously monitor these developments. Although many of the BEPS measures have already been implemented or are currently being implemented globally (including, in certain cases, through adoption of the OECD’s “multilateral convention” (to which Israel is also a party) to effect changes to tax treaties which entered into force on July 1, 2018 and through the European Union’s “Anti Tax Avoidance” Directives), it is still difficult in some cases to assess to what extent these changes will have on our tax liabilities in the jurisdictions in which we conduct our business or to what extent they may impact the way in which we conduct our business or our effective tax rate due to the unpredictability and interdependency of these potential changes. In January 2019, the OECD announced further work in continuation of the BEPS project, focusing on two “pillars.” In October 2021, 137 countries approved a statement known as the OECD BEPS Inclusive Framework, which builds upon the OECD’s continuation of the BEPS project. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) that sell goods and services into countries with little or no local physical presence. We do not expect to be within the scope of the first Pillar. Pillar Two Global Anti-Base Erosion (GloBE) is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). As of 2024, GloBE rules have been enacted (the legislation entered into force on the financial year beginning January 1, 2024) in certain jurisdictions in which we operate through local entities. Israel has enacted domestic legislation, effective January 1, 2026, implementing a Qualified Domestic Minimum Top-Up Tax (QDMTT), designed to ensure a minimum effective tax rate of 15% on Israeli constituent entities of in-scope multinational enterprise groups, generally calculated in accordance with the Global Anti-Base Erosion (GloBE). In response to concerns raised by the United States, the OECD recently finalized a “side-by-side” approach, under which certain U.S.-parented multinational enterprises may be exempt from certain Pillar Two rules. It is not entirely clear how this side-by-side agreement will be implemented by each participating jurisdiction. As a result, Pillar Two remains under negotiation and continues to evolve. While we do not currently anticipate GloBE (which generally applies to multinational enterprise groups with consolidated annual revenue more than Euro 750 million) to cause us to incur a material tax liability in 2025 and 2026, we are monitoring developments from the OECD, governmental bodies, such as the EU, and tax authorities in the jurisdictions in which we operate, to evaluate the future impact of changing global tax laws.

In addition, the U.S. Base Erosion and Anti-Abuse Tax (BEAT), a minimum tax on large multinational corporations was enacted by the 2017 Tax Cuts and Jobs Act and modified by the "One Big Beautiful Bill" in 2025, designed to prevent profit shifting to lower-tax jurisdictions through deductible payments (like royalties, interest) to foreign affiliates. It generally applies to companies with average annual gross receipts of at least $500 million in the US and a base erosion percentage of at least 3% and functions as a minimum tax, ensuring a baseline U.S. tax payment. The BEAT rate will stand at 10.5% for tax years beginning after December 31, 2025. We are still analyzing the implications of BEAT on us. If BEAT becomes applicable to our U.S. subsidiary, it may adversely affect our effective tax rate or result in higher tax liabilities. The U.S. tax system also remains subject to further change. We are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. There have been proposals to impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect U.S. companies. Although such proposals have since been withdrawn, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether further changes will occur and, if so, the ultimate impact on our business. Any significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition.

The adoption and implementation of the second pillar and other tax reform and tax transparency initiatives may increase audit activity and disputes with tax authorities in the jurisdictions in which we operate and could affect our tax liabilities and effective tax rate. We cannot predict the timing, manner or extent of application of these rules to us, or their impact, if any, on our business, results of operations, cash flows, or financial condition. Given these developments, it is generally expected that we will be subject to higher tax reporting requirements, which may adversely affect our effective tax rate or result in higher cash tax liabilities in the future.

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

We cannot guarantee that we will repurchase all of the ordinary shares pursuant to our announced repurchase program or that our repurchase program will enhance long-term shareholder value.

In September 2025, our board of directors authorized our repurchase program under which an amount of up to $200 million was made available to purchase our ordinary shares (the “Repurchase Program”). The Repurchase Program, as authorized by our board of directors, provides the Company with the authority to make repurchases of our ordinary shares. The specific timing and amount of repurchases under the Repurchase Program will depend upon several factors, including but not limited to market and business conditions, the trading price of our ordinary shares, regulatory requirements and capital availability. The program does not require the purchase of any minimum dollar amount or number of shares, and the program may be modified, suspended or discontinued at any time.

Repurchases of our ordinary shares pursuant to our Repurchase Program could affect the market price of our ordinary shares or its volatility. Additionally, our Repurchase Program could diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. There is no assurance that we will repurchase all the ordinary shares that could be potentially purchased under the Repurchase Program, that our Repurchase Program will enhance long-term shareholder value, and short-term share price fluctuations could reduce the repurchase program’s effectiveness.

The concentration of our share ownership with insiders may limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring shareholder approval.

Our executive officers, directors, beneficial owners of greater than 5% of our ordinary shares and affiliated entities together beneficially owned approximately 38% of our ordinary shares outstanding as of December 31, 2025. Certain of such holders also have rights to acquire additional ordinary shares upon the exercise of options in the future. As a result, these shareholders, acting together, will have control over most matters that require approval by our shareholders, including the appointment and dismissal of directors, the terms of compensation of our directors and chief executive officer, certain other related party transactions, capital increases, and amendments to our amended and restated articles of association. Corporate action might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other shareholders may view as beneficial.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, and (2) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to furnish comparable quarterly information on Form 6-K. The Holding Foreign Insiders Accountable Act was signed into law on December 18, 2025 and requires directors and officers of “foreign private issuers” to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Directors and officers of “foreign private issuers” remain exempt from the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer, will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of December 31, 2025, we had 169,049,616 ordinary shares outstanding, and 8,008,635 ordinary shares are subject to outstanding awards such as options and restricted share units granted to employees under our share incentive plans, of which 5,709,184 are ordinary shares issuable under currently exercisable share options. Upon issuance, such shares may be freely sold in the public market, except for shares held by affiliates who have certain restrictions on their ability to sell. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2025 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2025 or will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in Item 10.E. “Taxation-U.S. Federal Income Tax Consideration”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For further discussion, see “Taxation-U.S. Federal Income Tax Consideration-Passive Foreign Investment Company” in Item 10.E. below.

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

Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel, including Israel’s conflicts with parties in the region, as well as political and economic instability, could materially and adversely affect our business.

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

Following the October 7th attacks by Hamas terrorists in Israel’s southern border, Israel declared war against Hamas and since then, Israel has been involved in military conflicts with Hamas, Hezbollah, a terrorist organization based in Lebanon, and Iran, both directly and through proxies like the Houthi movement in Yemen and armed groups in Iraq and other terrorist organizations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups.

In addition, since February 28, 2026, Israel and the United States have been engaged in a large-scale military campaign against Iran, following a major escalation in regional tensions. On March 2, 2026, Hezbollah formally joined the war against Israel. In response, the Israeli Defense Forces have conducted hundreds of strikes across southern Lebanon and initiated new ground incursions into southern Lebanese territory.

Hostilities continue with various Iran-backed groups throughout the region, including the Islamic Resistance in Iraq and the Houthi movement in Yemen, which have targeted Israeli and U.S. assets.

Also, the fall of the Assad regime in Syria may create geopolitical instability in the region and Israel conducts operations to prevent the entrenchment of Iranian military assets and Hezbollah infrastructure in the border region.

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

The persistence of high-intensity conflict throughout the region, despite occasional diplomatic efforts or partial ceasefires, offers no assurance of long-term stability. Insurance coverage for our operations in Israel may become limited, more expensive, or unavailable. A change of government or regime in Iran, while potentially reducing long-term regional tensions, could be accompanied by heightened instability during any transitional period, including civil unrest, the fragmentation of Iranian-backed militias, and unpredictable security threats. We cannot predict the duration or outcome of these conflicts, any political transitions in the region, or their ultimate effects on our business, operations, and financial condition.

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

  Our agent for service of process in the United States is Global-e US Inc., which maintains its principal offices at 200 West 41st Street, New York, NY. Its telephone number is +1 347-990-3857.

  For a description of additional important events in the development of the Company’s business, see Item 5. “Operating and Financial Review and Prospects.”

  For a description of our principal capital expenditures and divestitures, see Item 5. “Operating and Financial Review and Prospects.”

B.	Business Overview

Overview

Our platforms were purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world - in short, to “go global”. At the same time, to “be local” reflects the localization of the shopper’s experience and our effort to make international transactions as seamless as domestic transactions. We increase the conversion of international traffic into sales by removing much of the complexity associated with international e-commerce. We provide a mission-critical, integrated solution that creates a localized and frictionless shopper experience and our platforms are simple to manage, flexible to adjust and smart in the local market insights and best practices. The vast capabilities of our end-to-end platforms include interaction with shoppers in their native languages, market-adjusted pricing, payment options tailored to local market preferences, compliance with local consumer regulations and requirements such as customs duties and taxes, shipping services, after-sales support and returns management. These elements are unified under our platforms and services to enhance the shopper experience and enable merchants to capture the global e-commerce opportunity.

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

Our comprehensive platforms create differentiated benefits for both shoppers and merchants. Shoppers seek competitive, localized and transparent pricing, a seamless and secure order and delivery process, and a painless returns and refunding process. We address these needs through a fully localized experience that removes many of the barriers shoppers face when purchasing from merchants internationally. We integrate with and enhance the online stores of merchants and localize the shoppers’ experience based on the country from which they shop. We support local messaging in over 30 languages, purchases in more than 100 currencies by over 150 payment methods, and a multitude of shipping options. Shoppers can enjoy a fully guaranteed landed price quote, which includes shipping costs, import duties and tax charges, as well as post-sale services, such as multi-lingual customer service and a managed returns service. The enhanced shopper experience we enable, typically results in improved sales conversion of our merchants’ international traffic, thereby increasing their revenues from global shoppers. We have seen merchants experience significant uplift in international traffic conversion after beginning to use our platform.

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

In September 2023, Shopify launched “Shopify Managed Markets”, which was previously known as “Shopify Markets Pro” and was rebranded in 2024, a white-label international MoR offering, powered by Global-e, currently available to US-based Shopify merchants. Shopify Managed Markets is leveraging the Flow platform robust API-based technology and enables merchants of diverse scales, encompassing small and emerging businesses, to seamlessly extend their brand offerings globally with streamlined integration efforts. Moreover, Shopify Managed Markets boasts advanced self-service capabilities, further enhancing its appeal and functionality to merchants seeking international market expansion. Since the launch, thousands of Shopify merchants have onboarded and are utilizing Shopify Managed Markets. In 2025, the Shopify Managed Markets offering was revamped, in conjunction with the 2025 Shopify Agreement, aiming to enhance merchant experience, reduce merchant operational friction and harmonize their international and domestic processes, by utilizing Shopify payments, among other enhancements.

At the end of 2024, we launched a demand generation offering, as part of our long-term strategy to enhance international e-commerce by driving high intent traffic to the websites of participating merchants and consequently contribute to increased sales. Our demand generation offering is designed to leverage targeted marketing initiatives, strategic partnerships, and data-driven insights to attract high-intent shoppers from global markets. We believe that through optimized global traffic acquisition, we can help merchants connect with global shoppers who are actively seeking their products and increase their engagement with our merchants’ products and websites.

The revamped Borderfree.com brand discovery portal stands at the core of our demand generation offering. The portal, to which hundreds of merchants are already signed up, is designed to promote their products to a growing base of international shoppers. Since the launch, we have seen an increase in international traffic and shopper engagement, driven by this offering, reinforcing our belief that over time, this initiative can become a powerful tool for merchants looking to expand their global presence. By integrating traffic generation capabilities with our existing offering, we believe we will be able to provide an e-commerce solution that not only facilitates international transactions but also has the potential to drive demand and growth for our merchants worldwide.

In recent years we started to offer a duty drawback solution as a value-added service, enabling the reclaim of import duties and/or taxes on goods returned by shoppers. In international e-commerce, a meaningful share of sold goods is returned, and the import duties and taxes embedded in those transactions represent a recurring cost that merchants would otherwise absorb. Leveraging our position as merchant of record and our role in customs and trade processes and systems across multiple jurisdictions, we identify eligible transactions and manage the end-to-end claims process, remitting recovered amounts to merchants. We are gradually expanding the scope of this offering and as global duty burdens rise and de minimis exemptions are curtailed across key markets, we expect merchant demand for this offering to grow, further extending the value of our platform.

Our business has experienced rapid growth over the last years and generally since our inception. Our GMV amounted to $3,557 million, $4,858 million and $6,569 million in 2023, 2024, and 2025, respectively, representing an increase of 36.6% and 35.2% in the years ended December 31, 2024 and 2025, respectively. Our revenues were, $569.9 million, $752.8 million and $962.2 million in the years ended December 31, 2023, 2024, and 2025 respectively, representing an increase of 32.1% and 27.8% in the years ended December 31, 2024, and 2025 respectively. Our gross profit increased by 45.3% and 28.5% in the years ended December 31, 2024 and 2025. Our gross margin has steadily improved from 41.0% in 2023 to 45.1% in 2024, and to 45.3% in 2025. Our Non-GAAP gross profit has increased by 42.7% and 27.6% in the years ended December 31, 2024 and 2025 and our Non-GAAP gross margin has reached 46.4% and 46.3% in the years ended December 31, 2024 and 2025. Our net loss has decreased from $133.8 million in 2023 to $75.5 million in the year ended December 31, 2024, and we turned GAAP profitable with a net profit of $68.3 million in the year ended December 31, 2025. Our non-GAAP net profit has grown from $94.2 million in 2023 to $131.0 million in the year ended December 31, 2024 and increased to $192.8 million in the year ended December 31, 2025. Our Adjusted EBITDA has grown from $92.7 million in 2023 to $140.8 million in the year ended December 31, 2024, and increased to $198.5 million in the year ended December 31, 2025. For a reconciliation of our non-GAAP measures to the most directly comparable GAAP measures, see Item 5. "Operating and Financial Review and Prospects-Operating Results."

Our Opportunity

We strive to make international sales as simple as domestic sales for our merchants, while also ensuring that shoppers enjoy an intuitive and frictionless shopper journey, making both shoppers and merchants “abroad-agnostic”. We believe that our scalable platforms enable our merchants to capture the large and growing global e-commerce market. As of December 31, 2025, we served 1,547 merchants on our enterprise platforms across over 30 countries, including the United States, the United Kingdom, multiple European markets and APAC countries. In addition, we serve thousands of US-based merchants through Shopify Managed Markets; overall, we sell to shoppers in over 200 destination markets worldwide. We estimate the cross-border e-commerce market at more than US$1 trillion. Our total addressable market has been growing in past periods and continues to grow, driven by overall e-commerce growth and the expansion of our offering beyond cross-border through our multi-local product offerings. We believe that we have become, and that we possess the ability to remain, an industry-defining player that enables merchants to capture the global e-commerce opportunity.

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

•
Value-added services - in recent periods we introduced complementary value-added services such as duty drawback programs (enabling merchants to collect back certain duties and/or taxes that were charged in case of shopper-returned products), and demand generation services aimed to enhance international e-commerce by driving high intent traffic to the websites of participating merchants mainly through Borderfree.com.

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

•
Reducing merchant complexity: Global-e assumes the role of merchant of record (MoR) vis-à-vis the shopper. We believe that taking on such responsibility significantly reduces legal complexity for the merchants, as we report and forward relevant import taxes and handle import compliance in the local market to where a sale is made, in line with specific market regulations. Our MoR status allows us to handle tax recovery for returned goods, with no hassle to the merchant. We bear certain fraud and foreign exchange risks that would otherwise be borne by the merchants and offer simple access to dozens of local payment methods, which further reduces potential frictions that could deter both merchants and shoppers from engaging in global transactions. We also adapt our systems and operations on an ongoing basis to address the evolving regulatory landscape and technical backdrop. Vis-à-vis the merchant, we streamline order processing by periodically reconciling all international orders in bulk and in the merchant’s native currency. In short, we aim to provide an experience that is akin to a domestic transaction.

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

Combining our access to data and know-how to generate Smart Insights

We believe we are well-positioned to provide insights to our merchants thanks to both the breadth and depth of the data we generate, on the basis of the significant international traffic on our merchants’ websites and the millions of transactions we facilitate on a yearly basis. For the year ended December 31, 2025, there were approximately 2.1 billion visits across our merchants’ e-commerce sites, and we enabled close to 30 million transactions across over 30 origin countries and over 200 destination markets. We gather extensive data along the entire value chain and lifecycle of an order - from the initial visit to the e-commerce store through the actual purchase, delivery and returns.

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

Our Merchants

We serve a fast-growing and diverse portfolio of merchants around the globe

As of December 31, 2025, we had 1,547 merchants using our enterprise platforms, up 10.2% from 1,404 merchants as of December 31, 2024 and 23.2% from 1,256 merchants as of December 31, 2023. In addition, as of December 31, 2025, we had thousands of merchants using Shopify Managed Markets. During the year ended December 31, 2025, merchants using our platforms made transactions at a total GMV of $6,569 million, up 35.2% from $4,858 million in the year ended December 31, 2024. The merchants we serve are highly diverse across:

•
Multiple origin countries - we serve merchants from multiple locations including the United States, Canada, the United Kingdom, various European markets, various APAC markets and other markets globally.

•
Multiple product verticals - fashion and apparel, luxury, footwear, cosmetics, accessories, children’s fashion, watches and jewelry, sporting equipment, consumer electronics, toys and hobbies, automotive spare parts, digital products and others.

•	Multiple product price points - ranging from everyday fashion retailers to ultra-high-end brands.

•	Multiple merchant sizes - from multi-billion-dollar global high-street brands to emerging small and medium businesses.

•	Multiple merchant types - from traditional bricks-and-mortar retailers who have been transitioning to the digital D2C realm to emerging digital-native brands.

We believe that our large and highly diverse portfolio of merchants presents several key advantages:

•	A rich, diverse and fast-growing data asset of international transactions, enabling us to produce Smart Insights.

•	Vertical-level as well as geographical expertise, yielding a competitive advantage when approaching prospective merchants as part of our sales process.

•	Strong network and word-of-mouth effects within specific verticals and/or geographies.

•	High business resilience due to steadily decreasing merchant concentration.

•	A certain level of built-in “natural currency hedge” as a result of our business activity being conducted in a large number of different base currencies.

We have a highly efficient sales and go-to-market strategy

We establish partnerships with new merchants through several sales channels:

•	Direct sales - we have a dedicated team of sales executives that use various data sources and AI-powered tools to screen, qualify, identify and directly approach prospective merchants.

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

•
Shopify Managed Markets - in partnership with Shopify, we power Shopify Managed Markets, a cross-border solution that enables Shopify merchants (currently generally available to US-based merchants) to seamlessly expand their international reach. By leveraging Global-e’s infrastructure, Shopify Managed Markets simplifies cross-border commerce by handling localized pricing, duties and tax calculations, international shipping, compliance, and multi-currency transactions. This collaboration strengthens our ability to support a broader range of merchants seeking efficient and scalable global expansion directly from their Shopify platform.

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

True global e-commerce enabler at scale

We believe we are uniquely positioned to capture the global e-commerce opportunity as we are the only direct-to-consumer e-commerce enabler with truly global scale. We have an extensive footprint in North America, the United Kingdom, across the EU, Japan, Australia, South Korea, and other APAC countries. We are diversified by vertical and end-market. Our wide-reaching scale enables us to provide a solution to merchants across the globe. This scale, coupled with strong brand recognition gained since inception, has allowed us to acquire some of the largest merchants in the world as customers.

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

Partner network fueling our differentiated go-to-market strategy

Our go-to-market strategy targets merchants that want to establish or expand their global e-commerce business. The effectiveness, prominence and stickiness of our platforms have enabled us to acquire many of our merchants organically, supplementing the efforts of our professional salesforce. We also acquire new merchants through referrals from existing merchants or e-commerce executives, which serve as brand ambassadors for Global-e. In addition, our commerce enabler, marketing, payments, shipping and logistics, system integration and social media partners, which include global and regional players, act as a meaningful source of referrals and lead generation. Our ability to leverage these relationships is an important source of inbound interest. This is further complemented by our highly efficient sales and marketing efforts. Our salespeople and customer success managers build intimate relationships with our merchant partners and are crucial in further expanding our merchant network.

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

Founder-led management team

We are a founder-led management team with a strong corporate culture. We are proud to be led by our founders, Amir Schlachet, Nir Debbi, and Shahar Tamari, who set the tone for our people:

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

Our Growth Strategy

Grow within our existing portfolio of merchants

The merchants’ success is our success. We help merchants grow revenues in their existing markets as well as expand into additional ones. As our merchants’ global sales generated through our platforms grow, attributed either to improved conversion or by expanding their offering into additional geographies, our revenues grow in tandem. Thus, we increase the “stickiness” of our solutions and become increasingly integral to our merchants’ daily businesses as they realize the benefits of using the Global-e platforms. We also have a strong track record of merchants acting as ambassadors for Global-e, referring us to other portfolio brands, as applicable, and more generally, to other potential merchants. We intend to continue deepening our relationships with existing merchants through service and performance of the highest quality, allowing them to continue to serve as our brand ambassadors within and outside their organizations.

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

Expand into additional geographies, verticals and brand segments

We have expanded and will seek to further expand our geographic footprint and boost our presence across merchant verticals, as well as brand segments. We believe that markets in the vicinity of regions where we already have a strong presence, in particular Europe and North America, and newer markets, such as APAC, are highly relevant for our business.

While historically we have held a strong position in the mass market beauty and fashion segments, we have also achieved significant success with merchants in other segments, in particular, within the luxury segment, that we believe we can continue to capitalize on. Additionally, we have extended our reach by engaging with global consumer electronics and digital products brands. In order to provide the necessary level of support for these global brands, we have built and continued to build new multi-local capabilities, allowing us to enable localized D2C sales for such brands while also enabling them to utilize their existing local infrastructure, inventory and fulfilment capabilities in multiple destination markets. We are also making use of such multi-local capabilities to better serve the needs of our large global merchants, enabling them to utilize their domestic presence and inventory in chosen markets in order to serve their shoppers in such markets in local fashion, while at the same time serving adjacent markets through our cross-border capabilities. We continue to add functionality to this offering, and by integrating multi-local fulfillment with omnichannel capabilities, we enable participating merchants to offer a seamless and efficient shopping experience across key markets.

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

Disaggregation of Revenue

  The following table summarizes revenue by category:

	Year Ended December 31,
	2023		2024		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	($ in thousands, except percentages)
Service fees	262,255	46%	350,311	47%	451,205	47%
Fulfillment services	307,691	54%	402,453	53%	510,990	53%

Total revenue	569,946	100%	752,764	100%	962,195	100%

The Company’s revenues from service fees provided on a standalone basis were $44,461, $68,168 and $86,388 for the years ended December 31, 2023, 2024 and 2025 respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2023		2024		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	($ in thousands, except percentages)
United States	285,619	50%	399,596	53%	507,094	53%
United Kingdom	173,584	30%	182,904	24%	193,959	20%
European Union	92,566	16%	125,547	17%	175,568	18%
Israel	1,806	*	2,746	*	3,748	*
Other	16,371	3%	41,971	6%	81,826	9%

Total revenue	569,946	100%	752,764	100%	962,195	100%

* Less than 1%

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

Furthermore, for eligible merchants using Global-e’s shipping services, we offer duty drawback, which enables the recovery of certain import duties and/or taxes in certain destination markets on goods that are returned to their origin country. This service can provide a direct financial benefit by refunding merchants for customs duties and taxes previously paid, enabling them to improve the efficiency of their international trade.

Through these services, we continuously strive to strengthen our role as an e-commerce enabler, not only working towards facilitating seamless cross-border transactions but also actively driving demand, reducing costs, and maximizing revenue opportunities for our merchants worldwide.

Shopify Managed Markets

  Since becoming generally available to US-based Shopify merchants in 2023, Shopify Managed Markets enables merchants of all sizes, including small and emerging merchants, to offer their products internationally via a streamlined integration effort and advanced self-service capabilities. In 2025, the Shopify Managed Markets offering was revamped, in conjunction with the 2025 Shopify Agreement, in aim to enhance merchant experience, reduce merchant operational friction and harmonize their international and domestic processes, by utilizing Shopify payments, among other enhancements. We believe that this offering will appeal to many merchants, due to its streamlined integration process, advanced self-service capabilities and the enhanced merchant experience. This combination not only enhances operational efficiency but also provides merchants with the flexibility and control needed to navigate the complexities of international markets, making Shopify Managed Markets a relevant solution for a diverse range of merchants.

Drive continuous innovation on our platforms

We plan to continue to invest in research and development and operate with an agile approach to address our merchants’ and shoppers’ constantly evolving needs. We strive to continue developing new capabilities and add-on offerings, as well as look to complement existing platforms and offering through merger and acquisition opportunities, to maintain Global-e’s position as a leading holistic platform for global e-commerce.

We have enriched, and we plan to continue enriching, a suite of value-added services we can provide our merchants. For example, through the acquisition of Borderfree in 2022, we have developed and expanded traffic demand generation services, enabling merchants to attract international shoppers to their web store and enhancing the value that our business brings to such global brands. A key pillar of this initiative is the revamped Borderfree.com brand discovery portal, where hundreds of merchants are signed up to showcase their products to a growing base of international shoppers. Results from the demand generation offering so far indicate an increase in international traffic and shopper engagement, reinforcing our belief that over time, this initiative can become a powerful tool for merchants seeking to expand their global presence.

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

•
International customer services - Global-e operates a multi-layered approach to customer services comprised of self-service portal, AI-based chatbot and a manned contact-center. Our branded self-service and multi-lingual online customer service portal contains answers to many frequently-asked questions that are typically raised post-sale by international shoppers regarding their orders. To boost our ability to provide highly accurate answers to shoppers’ support queries in real-time, without a need for human intervention, we introduced automated Customer Service Chatbot, based on Open-AI’s ChatGPT technology which has been securely connected to our systems and databases. Since its launch prior to the peak period in 2023, the Chatbot exhibited desired results, handling a large percentage of customer inquiries, with nearly half of cases resolved autonomously to customers' full satisfaction. In addition, Global-e operates a manned contact center that serves to augment the brand’s own customer services team. Global-e’s contact center can provide either “behind the scenes” support for the merchant’s customer services team, or it can be in touch directly with the brand’s shoppers to handle their queries. Global-e continuously expand the chatbot’s capabilities, allowing it to manage an increasing range of customer service requests. For example, shoppers can now complete the entire return process - from initiating a return to receiving a return label, relevant documentation, and instructions - without leaving the chatbot interface. We believe that the use of tools such as the AI-based Chatbot is a manifestation of the tremendous business value such technologies can unlock over the next few years and contribute to a more efficient customer support and improved customer satisfaction.

•
Returns and post-purchase process and experience - Global-e offers a comprehensive and efficient solution for product return management, as well as enhanced post-purchase solutions. Through Global-e’s proprietary branded and multi-lingual returns portal, shoppers are presented with multiple return options, according to the various returns services that the merchant enables for a given market. Returns options include self-postage, local return addresses, pre-paid postal labels and courier pick-ups. In addition, merchants set for each option an associated cost. Global-e deducts the return cost from the amount refunded to the shopper once merchants confirm successful receipt of the returned product. We are also expanding our post-purchase capabilities by leveraging the AI-powered returns and exchanges solution built by our recent acquisition, ReturnGo. The integration of ReturnGo’s technology aims to enhance our returns offering by enabling greater automation, data-driven decision-making, and flexible return and exchange workflows, with the objective of improving shopper experience, increasing merchant efficiency, and strengthening customer satisfaction and loyalty in global commerce.

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

Technology, infrastructure and operations

Our platforms were designed with enterprise-grade security, reliability, and scalability as top priorities. Core contributors to our strengths in these areas include:

•	Application architecture - We operate proprietary and modern technology platforms, organically developed by our in-house R&D teams, leveraging leading third-party software where applicable.

•	Infrastructure - Our platforms are deployed via market standard cloud computing infrastructure, allowing us to easily scale our platforms globally while maintaining optimal performance.

•
Disaster Recovery - For our enterprise platform we maintain a secondary cloud-based data center, holding a full stack of updated applications, which is fully tested at least once a year, with the aim of ensuring the highest reliability for our shoppers.

•
Security - We employ a multi-layer security approach utilizing both cloud infrastructure security and endpoint protection to enforce the highest degree of security. We operate and design our systems in accordance with major security standards, including: PCI/DSS, SOC 2 and ISO 27001. We perform penetration tests continuously throughout the year by external vendors to identify any vulnerabilities. Our hybrid office/remote work environment could also negatively impact the security of our platforms and systems as well as our ability to prevent attacks or respond to them quickly, and as such we have taken steps designed to ensure remote work can be performed both effectively and securely.

•	Uptime - Our platforms maintain excellent service levels. Across all sites, our platforms achieved over 99.9% average uptime for the year ended December 31, 2025.

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

We consider the following categories of services and solutions to be our primary and direct competition:

•
In-House D2C - Merchants have built and managed international stores and prefer to maintain these operations in-house supported by proprietary capabilities developed by them, features and capabilities provided by the e-commerce platform they utilize, and/or third-party cross-border components. This DIY approach is expensive and complex to maintain, while also lacking the flexibility and know-how of local preferences that a specialized global provider, such as Global-e, can provide. We believe that with the growing importance to merchants of global D2C, coupled with market awareness of the advantages of using reputable and experienced global third parties, such as Global-e, the trend of shifting towards a third-party global enabler will continue - with Global-e as the distinguished front runner.

•
Alternative, Cross-Border End-to-End Platforms - There is a limited number of platforms offering solutions similar in nature and breadth to those offered by Global-e. There are also some platforms that offer partial, non-end-to-end solutions, that may serve as an alternative for some merchants. However, we believe that none of these providers have the combination of global reach, track record, variety of merchants, scale, feature set and data, to match Global-e’s overall offering. The level of sophistication embedded in our platforms and solutions stemming from executing millions of transactions annually, across merchants in over 200 destination markets, is what makes us a leader in the world of global e-commerce.

Though to a lesser extent, we believe our platforms also indirectly compete with two primary categories of services and providers:

•
Legacy Players and Local Distributors - Merchants expanding abroad may partner with local distributors, granting them licenses to operate in a given market. Licenses typically include an arrangement to sell goods through bricks-and-mortar locations as well as digital rights to the brand, effectively allowing the local licensee to manage the full client-facing relationship with international shoppers. This may cause frustration among shoppers, as local selection may be limited to best-selling products, and interactions with the merchant are routed through a middle-man. As merchants increasingly understand the value of their digital channels and leverage social media to interact directly with shoppers, we believe wide-ranging agreements with local distributors will continue to become less common, especially for digital D2C e-commerce. Nevertheless, some merchants are constrained by long-term, legacy agreements with distributors, preventing the merchant from directly selling to and interacting with shoppers in select (or all) foreign markets, at least for a certain period of time.

•
Non-D2C Online Channels - Non-D2C online channels, such as marketplaces, offer brands access to shoppers' traffic and facilitation of digital transactions. Such online channels are varied, ranging from local, multi-local, regional and global platforms. They generate online traffic from shoppers by marketing under the marketplace’s own brand and command a fee, or “take rate” that may represent a meaningful percentage of the merchant’s revenue. To facilitate the transaction between shopper and seller, online channels may provide complimentary services such as payment acquiring, fraud protection, order management, and access to shipping providers. Merchants do not have direct access to shoppers; rather, they must list their products through the intermediary - i.e., the marketplace - to gain exposure. As such, by selling through non-D2C online channels, merchants often expose their brand to direct competition from other brands sold in parallel through such online channels (e.g. a common feature of marketplaces is “people who bought this also bought this” lists which may include different brands).

For geographical and segmental revenue, see Note 2, reporting segments and geographical information included within our consolidated financial statements elsewhere in this Annual Report.

Seasonality

See Item 5. “Operating and Financial Review and Prospects” for a discussion of the seasonality of the Company’s main business.

Environmental, Social and Governance (ESG) Practices

We view Environmental, Social, and Governance (ESG) considerations as part of our broader business strategy, both in complying with regulatory requirements as well as in value creation as we aim to address the expectations of our stakeholders, partners, employees and local communities.

Our Board of Directors oversees the building of our ESG strategy, and the Board’s Nominating, Governance and Sustainability Committee (NGSC) was appointed to monitor and guide our management. Our ESG executive committee (that was established by the NGSC and comprising senior management) continued to operate under the oversight of the NGSC, to lead the development and execution of our ESG workplan in collaboration with key departments across the company.

Our approach to ESG includes matters mainly related human capital and cybersecurity (with primary cybersecurity oversight handled by the Audit Committee). We continue to assess how to best incorporate such matters into our business, considering the evolving regulatory environment and other stakeholder expectations. However, in some circumstances the scope or success of such programs and initiatives remain outside of our direct influence. We anticipate that our efforts will continue to evolve as our understanding and program continues to mature.

Human Capital and Talent

Our workforce has grown significantly in recent periods, and that has required, and continues to require, us to seek to build and maintain a working environment that fosters employees motivation, talent, wellbeing and safety, while promoting personal and professional development. We continued to recruit relevant talent to strengthen our team capabilities in our offices worldwide.

None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement or expansion orders of such arrangements, with the exception of a small number of employees in France, Spain, Australia, Romania, Korea and Israel who are covered by mandatory industry-wide collective bargaining agreements in accordance with local law.

We seek to provide and constantly develop compensation and equity incentive plans that will remain attractive and rewarding. As such, we offer both stock-based and cash-based compensation awards (in each case subject to eligibility criteria) that are designed to commensurate individual performance and meeting objectives.

We continue to utilize an internal learning management platform, which is available to all employees and provides access to company knowledge resources, structured onboarding journeys, and a broad range of external learning content to support continuous learning and professional development. In addition, we offer various training programs, including company-wide learning initiatives and education tailored to key departments (such as engineering and sales), as well as a managerial training program for managers to further develop their leadership and management effectiveness. We also support employee wellbeing through various initiatives, including access to fitness and wellness programs and periodic company-wide wellbeing days across our locations, which focus on promoting employee health, balance and overall wellbeing.

Governance, Compliance and Business Ethics

We have established a Code of Conduct and Ethics that guides our operations and relationships with stakeholders. Our Board of Directors periodically reviews our Code to assess any potential updates, including for regulatory requirements, industry standards, and other stakeholder expectations. Our employees are required to review and acknowledge the Code. We also provide annual training to employees on other critical topics, including insider trading compliance and anti-harassment.

Our Board of Directors, directly and by empowering the Audit Committee and the management team, also actively oversee the Company's compliance framework, which includes policies and procedures covering critical areas such as anti-corruption, ethical business conduct, data protection and cybersecurity, as well as international trade laws and sanctions compliance.

Board Composition

We are privileged to have experienced industry leaders as our members of the Board of Directors. We maintain a majority independent Board of Directors. Under the supervision of the NGSC, we conduct Board of Directors and Committee evaluations to facilitate an assessment of the performance of the Board of Directors and its Committees, assessing its strengths and weaknesses and laying a foundation for discussion and future improvement.

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

From time to time, we may become involved in legal proceedings relating to intellectual property arising in the ordinary course of our business, including challenges to the validity of our intellectual property rights and claims of intellectual property infringement. For more information, see “Risk Factors-Risks Relating to our Business and Industry-We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others.”. We are not presently and have never been a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

For example, we are subject to the Israeli Privacy Protection Law, 1981 ("PPL"), and its regulations, including but not limited to the Israeli Privacy Protection Regulations (Data Security) 2017 (“Security Regulations”), as well as the guidelines of the Israeli Privacy Protection Authority (“PPA”). These impose obligations regarding how personal data is processed, maintained, transferred, disclosed, accessed, and secured. Therefore, significant changes to the PPL, its regulations or the PPA guidelines necessitate adjustments to our data protection and security practices. In this context, material amendments to the PPL were approved by the Israeli Parliament in August 2024 and came into effect on August 14, 2025 (“Amendment 13”). Amendment 13, among other changes, expands the PPA’s investigative authority and significantly increases its power to impose monetary sanctions for violations of the PPL or its regulations, with amounts considerably higher than those previously available. Additionally, Amendment 13 introduces new obligations for parties processing personal data, which may require us to modify our data practices and policies, appoint mandatory positions, and consequently, to incur substantial costs to align our privacy and data protection practices in Israel.

Moreover, the Privacy Protection Regulations (Provisions Regarding Information Transferred to Israel from the European Economic Area), 2023 (“EU Regulations”) may, in certain cases, provide additional rights to data subjects from the EEA whose personal data is stored in databases located in Israel or whose personal data is stored together with such data.

In addition, the Privacy Protection Regulations (Transfer of Data to Databases Outside the State Borders), 5761-2001 (the “Cross-Border Transfer Regulations”), restrict and impose conditions on the transfer of personal information from databases in Israel to locations outside Israel. These regulations may require us to implement additional contractual, technical, and organizational measures to enable such transfers and maintain compliance, which could increase our costs.

Additionally, our use of artificial intelligence tools in connection with the processing of personal information is subject to the PPL and may present unique privacy and information security challenges. We conduct ongoing compliance assessments and apply legal, technical, and operational controls designed to help ensure that our use of artificial intelligence remains compliant with applicable laws and regulatory expectations.

Failure to comply with the PPL, its regulations, and PPA guidelines (including in connection with our AI-enabled solutions) may expose us to enforcement actions, administrative fines (which, in some cases, may reach millions of NIS), civil claims (including class actions), and, in certain cases, criminal liability. Upon Amendment 13 coming into effect in August 2025, the sanctions for non-compliance with the PPL and its regulations (including the Security Regulations and the EU Regulations) were significantly increased.

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

Certain other subsidiaries of the Company have been omitted because they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the date of this Annual Report.

D.	Property, Plants and Equipment

We are headquartered in Petah-Tikva, Israel, where we occupy approximately 111,514 square feet of office space pursuant to a lease that expires on September 1, 2027 (with automatically renew for an additional 5 years). We currently lease additional office space in Israel, the UK, the U.S. and Ireland, and we are party to agreements whereby we have access to and the right to use certain office space in the U.S., France, Australia, Japan, Korea, Romania, Germany, Spain, Hong-Kong, Sweden, Switzerland, Canada and the United Arab Emirates. We do not own any real property. We evaluate, based on our growth, the need to procure additional space as we continue to add employees, expand geographically and expand our work spaces. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

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

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 under Item 5. “Operating and Financial Review and Prospects”, filed with the SEC on March 27, 2025.

Overview

Our platforms were purpose-built for international shoppers to buy seamlessly online and for merchants to sell from, and to, anywhere in the world, while reflecting the localization of the shopper’s experience to make international transactions as seamless as domestic transactions.

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

We aspire to become a trusted partner for merchants’ international sales. The better the outcomes for merchants and the more revenue and growth they achieve, the greater our own revenue and growth. We believe this alignment of interests with merchants is core to our long-term success. This is evidenced by our Gross Dollar Retention Rate, which was 96% in 2025, and our Net Dollar Retention Rate, which was 122% during the same period.

Our Business Model

We have a volume-based revenue model, driven by shopper order activity on our merchants’ websites. As a result, our revenues, which are generated from the fees charged for the use of our integrated platforms solution and provision of fulfillment services, are driven by GMV (as defined under “Key Performance Indicators and Other Operating Metrics”) that flows through our platform. We offer a fully integrated platform solution to merchants and derive revenues by charging fees that vary depending on the transaction volume processed, outbound countries and destination markets, level of customer service provided and shipping options, among other variables.

Service fees revenue is generated as a percentage of the transaction value that flows through our platform as well as additional fees for value-added services, which are currently not material. Fulfillment services revenue is generated through our offerings of shipping and handling. We mandatorily bundle components of our integrated platform solution that we believe are essential to achieving improved sales conversion of our merchants’ international traffic. Our fulfillment services are offered on an optional basis, and thus merchants may choose to utilize or cease utilizing our fulfillment services, either in whole or for select markets, at any time and from time to time. Many merchants use our fulfillment services alongside our integrated platform solution due to convenience and competitive pricing achieved based on our economies of scale, while some merchants choose to use our integrated platform solution on a standalone basis. Service fees revenue generated from the use of our integrated platform solution on a standalone basis has increased over time, equaling $44.5 million (or 17% of service fees revenues), $68.2 million (or 19.5% of service fees revenue), and $86.4 million (or 19.1% of service fees revenue), for the years ended December 31, 2023, 2024, and 2025, respectively. The increase in standalone service fees revenues is largely attributed to our multi-local offering for which we typically do not provide fulfillment services.

Over and above the revenues generated, we view shopper traffic and GMV as critical to our success because they generate valuable data, further fueling our Smart Insights. These data-driven insights are an integral part of the integrated solutions we provide to our merchants and a key driver in the growth of their global revenues. During the year ended December 31, 2025, shoppers that visited e-commerce websites powered by our platforms generated close to 30 million transactions which translated to $962.2 million of revenue.

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

Our existing merchant base is critical to our success, generating approximately 87% and 87% of our GMV in the year ended December 31, 2024, and 2025, respectively. Our Net Dollar Retention Rate for the years ended December 31, 2024, and 2025 was 119% and 122%, respectively. Our high Net Dollar Retention Rate is driven both by strong retention and by the growth of our merchants’ transaction volumes processed on our platforms. We believe this highlights the mission-critical nature of our platforms for merchants that continue to grow with us over time.

As of December 31, 2025, we had a diversified base of 1,547 merchants using our enterprise platforms, which translates to an annual increase of 10.2% from 1,404 merchants and of 23.2% from 1,256 merchants as of December 31, 2024 and December 31, 2023, respectively. These merchants range from globally recognized retailers to small, emerging brands located across more than 30 countries. No single merchant represents more than 6% and 8.5% of total GMV for the years ended December 31, 2024 and 2025, respectively. In addition, thousands of merchants are using Shopify Managed Markets as of December 31, 2025.

Our significant scale and growth mean we also enjoy geographic diversification in terms of both “outbound” sales, which term refers to sales from the merchant’s country of origin, and “destination market” sales, which term refers to sales made to shoppers in various markets. For the year ended December 31, 2025, the United States represented 52.7% of our revenues, with the United Kingdom, the EU, Israel, and other geographies (APAC and Middle East) representing 20.2%, 18.2%, 0.4%, and 8.5%, respectively. We expect to continue attracting new merchants in diverse geographies, including countries in which we have existing operations as well as new markets. For example, we continued to develop our presence in APAC, which we believe represents a significant opportunity and continued to grow our APAC outbound GMV significantly in 2025. Of the 1,547 merchants served on our enterprise platforms as of December 31, 2025, 39% were located in North America, while 26% and 22% were located in the United Kingdom and Europe, respectively, and 12% were located in other geographies. With regards to the destination markets from which shoppers make purchases, Canada, the US and the UK represented 16%, 13% and 12% of our total revenue for the year ended December 31, 2025, respectively, no other destination market represented more than 10% of our total revenue for the year ended December 31, 2025.

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

The following table summarizes the key performance indicators that we used to evaluate our business for the years ended December 31, 2023, 2024, and 2025.

	Year Ended December 31,
($ in millions)	2023	2024	2025
Gross Merchandise Value	3,557	4,858	6,569
Net Dollar Retention Rate	127%	119%	122%
Revenue	569.9	752.8	962.2
Non-GAAP Gross Profit	244.8	349.4	445.8
Non-GAAP Gross Margin	42.9%	46.4%	46.3%
Adjusted EBITDA	92.7	140.8	198.5
Adjusted EBITDA Margin	16.3%	18.7%	20.6%
Free Cash Flow	106.5	167.1	280.7

Key Profit GAAP Figures

	Year Ended December 31,
($ in millions)	2023	2024	2025
Gross profit	233.6	339.4	436.2
Operating profit (loss)	(137.1)	(67.9)	71.7
Net profit (loss)	(133.8)	(75.5)	68.3
Net cash provided by operating activities	108.2	169.4	283.8

Gross Merchandise Value. We derive our revenue from fees we charge for the use of our integrated platforms solutions and fulfillment services. These fees are driven by the total value of transactions processed through our platforms. We assess the growth in transaction volume using a metric we refer to as Gross Merchandise Value (“GMV”) which is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping. GMV does not represent revenue earned by us; however, the GMV processed through our platforms is an indicator of the volume of transactions processed through our platforms by our merchants.

(GMV, USD in millions)

Net Dollar Retention Rate. We assess our performance in retaining and expanding relationships with our existing merchant base using a metric we refer to as Net Dollar Retention Rate, which compares our GMV from the same set of merchants across comparable periods. Net Dollar Retention Rate for a given period is calculated by dividing the GMV in that period by the GMV in the comparable period in the prior year, in each case, from merchants that processed transactions on our platforms in the earlier of the two periods. Our Net Dollar Retention Rate therefore includes the effect on GMV of any merchant renewals, expansion, contraction and churn but excludes the effect of revenue from merchants that contributed to our GMV in the current period but not in the earlier period. A Net Dollar Retention Rate greater than 100% for a given period implies overall growth in GMV from merchants that were already processing transactions on our platforms prior to that period. Our Net Dollar Retention in 2023 excludes Borderfree and affiliated companies that were acquired in 2022, as it is based on annual GMV figures, and Borderfree’s financials were consolidated into the Company’s financials in July 2022; therefore, GMV was not recorded for the full year in 2022.

Our Net Dollar Retention Rate for the years ended December 31, 2023, 2024, and 2025 was 127%, 119% and 122% respectively. Our Net Dollar Retention Rate may fluctuate in future periods due to a number of factors, including the expansion of our GMV base, the level of penetration within our merchant base, enhancements made to our existing platforms and our ability to retain our existing merchant base.

Revenue. We generate revenues by charging merchants fees for the use of our end-to-end global e-commerce solution and fulfillment services. Our revenues are driven by the level of GMV that flows through our platforms. We have experienced rapid revenue growth in recent years, growing 39.3%, 32.1% and 27.8% in the years ended December 31, 2023, 2024, and 2025, respectively.

Non-GAAP Gross Profit and Non-GAAP Gross Margin. Our cost of revenue consists primarily of costs associated with payment acquiring fees, shipping and logistic costs, hosting, amortization of acquired intangibles, operational merchant support expenses, such as customer service and allocated overhead. Our Non-GAAP gross profit is defined as gross profit adjusted for amortization of acquired intangibles. For the years ended December 31, 2023, 2024, and 2025, our Non-GAAP gross margin, which is calculated as Non-GAAP gross profit divided by revenues, was 42.9%, 46.4% and 46.3% respectively. Our GAAP gross margin for the respective periods was 41.0%, 45.1% and 45.3%.

Adjusted EBITDA.is a non-GAAP financial measure and is defined as net profit (loss) adjusted for income tax (benefit) expenses, financial expenses (income) net, stock based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration, and acquisition related expenses. Our Adjusted EBITDA grew from $92.7 million for the year ended December 31, 2023 to $140.8 million for the year ended December 31, 2024, and to $198.5 million, for the year ended December 31, 2025. This increase was primarily driven by growth in revenues and operational leverage.

Free Cash Flow is a non-GAAP financial measure and is defined as net cash provided by operating activities less purchase of property and equipment. Our free cash flow grew from $106.5 million for the year ended December 31, 2023 to $167.1 million for the year ended December 31, 2024, and to $280.7 million for the year ended December 31,2025. This increase was driven by the increase in Adjusted EBITDA and working capital dynamics, which were higher than usual in 2025 due to higher accrued expenses and other liabilities balances.

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

Our Gross Dollar Retention Rate was 96% in 2025.

Non-GAAP Net Profit is a non-GAAP financial measures and is defined as net profit (loss) adjusted for stock-based compensation expenses, commercial agreements amortization, amortization of acquired intangibles, merger related contingent consideration and acquisition related expenses. Our Non-GAAP Net Profit grew from $94.2 million for the year ended December 31, 2023, to $131.0 million for the year ended December 31, 2024, and to $192.8 million for the year ended December 31, 2025. The increase was primarily driven by growth in revenues and operational leverage. GAAP net loss for the period ended December 31, 2023, was $133.8, for the period ended December 31, 2024, was $75.5 million and the GAAP net profit for the period ended December 31, 2025 was $68.3 million.

Non-GAAP Net Profit Per Share is a non-GAAP financial measure and is defined as Non-GAAP Net Profit divided by GAAP weighted-average shares outstanding, basic and diluted. Our Non-GAAP Net Profit Per Share grew from $0.54 per share on a fully diluted basis for the year ended December 31, 2023 to $0.75 per share on a fully diluted basis for the year ended December 31, 2024, and to $1.10 per share on a fully diluted basis for the year ended December 31, 2025. The increase was driven by the increase in Non-GAAP Net Profit. GAAP net loss per share for the period ended December 31, 2023, was $0.81, for the period ended December 31, 2024 was $0.45 and GAAP net profit per share for the period ended December 31, 2025 was $0.39.

Key Factors Affecting Our Performance

We believe our future performance will continue to depend on many factors, including the following:

•
Continued Growth in Global E-commerce: We expect to benefit from the continuation of several long-term secular market trends, including growth in global e-commerce over time, the continued rise in the influence of social media on shopper spending habits worldwide, the increasing relevance of D2C, as well as increased international e-commerce. The rise in complexity of global trade, stemming from constantly changing regulations and technology, serves as an additional tailwind by driving merchant demand for third-party solutions with the relevant expertise and infrastructure, such as Global-e.

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

•
New Merchant Acquisition: Our growth depends in part on our ability to attract new merchants and add their GMV to our platforms. Over the past years, we have experienced substantial expansion in the number of merchants served by our enterprise platforms, which totaled 1,547, 1,404, and 1,256 as of December 31, 2025, December 31, 2024 and December 31, 2023, respectively. While the number of merchants served on our enterprise platforms has grown at a slower pace compared to our transactions volume, over time, we have been able to attract larger merchants to our platform, based on the enhancement of our platforms’ capabilities and our growing recognition in the market. In addition, thousands of merchants are using Shopify Managed Markets as of December 31, 2025. New merchant acquisition is a key to scaling our platforms. We have historically achieved efficient payback periods driven by a combination of direct sales, inbound inquiries, word-of-mouth referrals, and channel partnerships. Continuing to add merchants to our platforms in an efficient manner is a key component of our ability to grow our revenues.

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

•
Investing to Scale Our Platforms and Merchant Base: We have made, and will continue to make, significant investments in our platforms to retain and scale our merchant base and enhance their experiences. In the years ended December 31, 2023, 2024, and 2025, excluding stock-based compensation, we spent $71.3 million (or 12.5% of revenue), $88.2 million (or 11.7% of revenue), and $105.4 (or 11.0% of revenue) respectively, on research and development. These amounts represent year over year increases of 23.7% and 19.5% in the years ended December 31, 2024 and 2025, respectively. The decrease of research and development spend as a percentage of revenue in 2025 is attributed to scale leverage and Artificial Intelligence utilization. Overall research and development expenses were $97.6 million, $105.5 million, and $122.8 million, in the years ended December 31, 2023, 2024, and 2025, respectively. In the years ended December 31, 2023, 2024, and 2025 excluding the amortization of the Shopify warrants related asset, amortization of acquired intangibles and stock-based compensation, we spent $53.1 million (or 9.3% of revenue), $87.4 million (or 11.6% of revenue), and $108.6 million (or 11.3% of revenue), respectively, on sales and marketing. These amounts represent year over year increases of 64.6% and 24.3% in the years ended December 31, 2024, and 2025, respectively. Overall sales and marketing expenses were $217.0 million, $250.7 million, and $190.1 million in the years ended December 31, 2023, 2024, and 2025, respectively, the decrease in 2025 is driven mainly by a lower Shopify warrants related asset amortization expense. We plan to continue to invest in go-to-market and innovation to address the needs of merchants. We plan to increase our headcount, the resources we commit to, and the investments we make in our platforms, in aim to retain and expand the sales of our merchants, expand into new geographies and acquire new merchants, fuel our “Smart Insights” data set, develop value-added services and improve our operating results in the long term.

•
Revenue Seasonality: Our revenue is driven by GMV that our merchants generate through our platforms. Our merchants typically process higher volumes of GMV each year in the fourth quarter, which includes Black Friday, Cyber Monday and the holiday season, driven by an uptick in e-commerce sales. As a result, we historically have generated higher revenues in the fourth quarter than in other quarters. In the years ended December 31, 2023, 2024, and 2025, fourth quarter GMV represented approximately 33%, 35%, and 36% respectively, of our total GMV. We believe that similar seasonality trends will affect our future quarterly performance.

•
Increased Efficiency from Economies of Scale and utilization of Artificial Intelligence (AI): As our GMV scales, we can potentially achieve margin expansion due to scale leverage. In addition, our larger size enables us to negotiate better terms with our suppliers, allowing us to further optimize our cost base. As the number of merchants on our platforms grows, we also generate increasing amounts of data which in turn enable smarter decisions and optimizations that further increase efficiency. We are also increasingly leveraging artificial intelligence (AI) across our operations, from R&D and product development to customer service, site localization, and product classification, driving efficiencies as we scale. These efforts are already impacting our financial performance, as evidenced by the reduction in R&D spend as a percentage of revenues while maintaining and in some cases even accelerating our pace of product development and innovation.

•
Global Macroeconomics: We operate alongside continued recessionary concerns and a volatile macroeconomic and geo-political situation in many of the world’s largest economies. Inflationary pressures and changing interest rates in key markets may influence consumer sentiment and may have an impact on consumer spend. Currency exchange rate fluctuations may impact our revenues and expenses and hence, our operating results. Global events, including the ongoing military conflict with Iran, have created extreme volatility in the global capital markets and are expected to have further global economic consequences, including disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely to conduct our business and may also have a negative effect on consumer spending. The U.S.-Iran conflict has contributed (and may continue to contribute) to significant volatility in global energy prices and disruption to key shipping routes in the Middle East, including the Red Sea and Persian Gulf, which may increase logistics costs and delivery times for cross-border e-commerce transactions. Although for now we have seen limited impact on consumer spend in the impacted countries, the persistence of the conflict could further affect consumer spend in the region which represents approximately 5% of our GMV. Additionally, changes in trade policies, including the imposition of new or additional tariffs, taxes, sanctions, or import restrictions in key markets, may increase our costs, disrupt supply chains, and affect the affordability of products for consumers as merchants may increase the price of their products. Expanded sanctions or export controls related to the Iran conflict could further limit our ability to operate in certain markets or transact with certain parties. The global trade environment experienced significant volatility during 2025, and while prolonged uncertainty or escalating tariff actions could dampen cross-border e-commerce demand or cause merchants to shift toward domestic fulfillment, increased trade complexity also drives demand for sophisticated cross-border solutions and tends to favor established players with the scale, expertise, and regulatory infrastructure to help merchants navigate it. In particular, our business relies on the personal importation model under which low-value shipments may qualify for duty-free entry, and any reduction or elimination of de minimis exemptions could increase landed costs and reduce transaction volumes; however, such regulatory changes also raise the barriers to international expansion and reinforce the value of partnering with a comprehensive, compliance-ready platform rather than managing cross-border complexity independently.

Components of Our Results of Operations

Revenue. Our revenue is comprised of service fees and fulfillment services fees.

Service fees revenue is generated as a percentage of the transaction value that flows through our platforms as well as additional fees from value added services. Fulfillment services revenue is generated through the Company’s offerings of shipping and handling services. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product or delivery of service. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these products or services.

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

Research and development expenses. Research and development expenses include personnel-related expenses, including merger related contingent consideration, associated with development personnel responsible for the design, development and testing of Company products, other development-related expenses, including cost of development environments and tools, and allocated overhead. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to invest in order to support the growing scale and feature set of our platforms. We believe continued investments in research and development are important to attain our strategic objectives and maintain our market leadership position. As such, we expect research and development costs to increase in absolute dollars, but this expense may potentially decrease as a percentage of total revenue over time.

Sales and marketing expenses. Sales and marketing expenses primarily consist of the amortization of the Shopify related commercial assets, costs of our sales, marketing and merchant success personnel, sales commissions, marketing activities, merchant acquisition costs, amortization of acquisition related intangible assets, channel partners fees and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount. We intend to continue to invest in our sales and marketing capabilities in the future to further increase our brand awareness and to grow our merchant base. We expect these costs (excluding the impact of the amortization of the Shopify related commercial assets) to increase as we grow our business. Sales and marketing expenses in absolute dollars and as a percentage of total revenue may fluctuate from period-to-period based on total revenue levels and the timing of our investments in our sales and marketing functions as these investments may vary in scope and scale over future periods. As a result of our entry into the Shopify Agreements and the related issuance of warrants to purchase ordinary shares to Shopify, we recognized a commercial agreement asset upon the vesting of the warrants, and we amortized such asset over time. The commercial agreement asset was fully amortized in January 2026.

General and administrative expenses. General and administrative expenses primarily consist of costs of personnel-related expenses including merger related contingent consideration, associated primarily with our finance, legal, human resources and other operational and administrative functions, external professional services and allocated overhead. Our general and administrative expenses may increase in absolute dollars for the foreseeable future as we increase the size of our general and administrative function to support the growth of our business.

Financial expenses, net. Financial expenses, net primarily include interest income (expense), currency conversion and other bank-related fees and income and gains (losses) from foreign exchange fluctuations.

Income taxes. Income taxes consist primarily of deferred taxes and income taxes related to the jurisdictions in which we conduct business. Our effective tax rate is affected by tax rates in jurisdictions and the relative amounts of income we earn in those jurisdictions, changes in the valuation of our deferred tax assets and liabilities, applicability of any valuation allowances, and changes in tax laws in jurisdictions in which we operate. Our net operating loss carry forwards for tax purposes amounted to approximately $327 million as of December 31, 2025.

A.	Operating Results

The following tables set forth our results of operations in U.S. dollars and as a percentage of revenue for the periods indicated:

	Year Ended December 31,
	2023	2024	2025
($ in thousands)
Revenue	569,946	752,764	962,195
Cost of revenue	336,343	413,331	525,946
Gross profit	233,603	339,433	436,249
Operating expenses:
Research and development	97,568	105,487	122,755
Sales and marketing	217,035	250,661	190,136
General and administrative	56,059	51,213	51,688
Total operating expenses	370,662	407,361	364,579
Operating profit (loss)	(137,059)	(67,928)	71,670
Financial expenses (income), net	(5,262)	11,465	1,171
Profit (loss) before income taxes	(131,797)	(79,393)	70,499
Income taxes (benefit) expenses	2,008	(3,845)	2,229
Net profit (loss)	(133,805)	(75,548)	68,270

	2023	2024	2025
($ in thousands)
Revenue	100	100	100
Cost of revenue	59.0	54.9	54.7
Gross profit	41.0	45.1	45.3
Operating expenses:
Research and development	17.1	14.0	12.8
Sales and marketing	38.1	33.3	19.8
General and administrative	9.8	6.8	5.4
Total operating expenses	65.0	54.1	37.9
Operating profit (loss)	(24.0)	(9.0)	7.4
Financial expenses (income), net	(0.9)	1.5	0.1
Profit (loss) before income taxes	(23.1)	(10.5)	7.3
Income taxes (benefit) expenses	0.4	(0.5)	0.2
Net profit (loss)	(23.5)	(10.0)	7.1

Reconciliation to Non-GAAP Gross Profit

	Year Ended December 31,
($ in thousands)	2023	2024	2025
Gross Profit	233,603	339,433	436,249
Amortization of acquired intangibles included in cost of revenue	11,183	9,994	9,511
Non-GAAP Gross Profit	244,786	349,427	445,760
Revenues	569,946	752,764	962,195
Gross Margin	41.0%	45.1%	45.3%
Non-GAAP Gross Margin	42.9%	46.4%	46.3%

Reconciliation to Adjusted EBITDA

	Year Ended December 31,
($ in thousands)	2023	2024	2025

Net profit (loss)	(133,805)	(75,548)	68,270
Income tax (benefit) expenses	2,008	(3,845)	2,229
Financial expenses (income), net	(5,262)	11,465	1,171
Stock-based compensation:
Cost of revenue	639	929	1,044
Research and development	26,266	17,291	17,325
Selling and marketing	4,259	5,836	6,386
General and administrative	13,796	15,102	14,590
Total stock-based compensation	44,960	39,158	39,345

Depreciation and amortization	1,788	2,131	2,323

Commercial agreement asset amortization	150,451	148,594	65,996

Amortization of acquired intangibles	20,434	18,812	18,660

Merger related contingent consideration	12,161	-	210

Acquisition related expenses	-	-	325

Adjusted EBITDA	92,735	140,767	198,529

Revenues	569,946	752,764	962,195
Net profit (loss) Margin	(23.5)%	(10.0)%	7.1%
Adjusted EBITDA Margin	16.3%	18.7%	20.6%

Reconciliation to Non-GAAP Net Profit and Non-GAAP Net Profit Per Share

	Year Ended December 31,
($ in thousands)	2023	2024	2025

Net profit (loss)	(133,805)	(75,548)	68,270

Stock-based compensation	44,960	39,158	39,345

Commercial agreement asset amortization	150,451	148,594	65,996

Amortization of acquired intangibles	20,434	18,812	18,660

Merger related contingent consideration	12,161	-	210

Acquisition related expenses	-	-	325

Non-GAAP Net Profit	94,201	131,016	192,806

GAAP net profit (loss) per share, basic	(0.81)	(0.45)	0.40
Total adjustments to Non-GAAP net profit per share, basic	1.38	1.23	0.73
Non-GAAP net profit per share, basic	0.57	0.78	1.13
Weighted-average shares used in computing GAAP and Non-GAAP net profit (loss) per share attributable to ordinary shareholders, basic	164,353,909	167,323,350	169,893,221
GAAP net profit (loss) per share, diluted	(0.81)	(0.45)	0.39
Total adjustments to Non-GAAP net profit per share, diluted	1.35	1.20	0.71
Non-GAAP net profit per share, diluted	0.54	0.75	1.10
Weighted-average shares used in computing GAAP net profit (loss) per share attributable to ordinary shareholders, diluted	164,353,909	167,323,350	175,987,463
Total adjustments to weighted-average shares used in computing Non-GAAP net profit per share, diluted	8,694,752	7,177,492	-
Weighted-average shares used in computing Non-GAAP net profit per share attributable to ordinary shareholders, diluted	173,048,661	174,500,842	175,987,463

Reconciliation to Free Cash Flow

	Year Ended December 31,
($ in thousands)	2023	2024	2025
Net cash provided by operating activities	108,222	169,393	283,782
Purchase of property and equipment	(1,741)	(2,335)	(3,099)
Free Cash Flow	106,481	167,058	280,683

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue. Revenue increased by $209.4 million, or 27.8%, to $962.2 million for the year ended December 31, 2025 from $752.8 million for the year ended December 31, 2024, consisting of increases in service fees revenue of $100.9 million, or 28.8%, to $451.2 million from $350.3 million, and fulfillment revenue of $108.5 million, or 27.0%, to $511.0 million from $402.5 million.

The increase in service fees revenue resulted primarily from growth of GMV from $4,858 million in the year ended December 31, 2024 to $6,569 million in the year ended December 31, 2025. GMV generated from existing merchants increased by $1,088 million, primarily attributable to growth in global sales and an increase in the use of our platform to support additional inbound markets. In the year ended December 31, 2025, new merchants, generated GMV of $623 million compared to $639 million in the year ended December 31, 2024, driven by a decrease of contribution of new Shopify Managed Markets merchants, almost fully offset by an increase of contribution from new merchants on the Global-e enterprise platform. The increase in fulfilment revenue resulted primarily from an increase of transactions processed through our platforms from approximately 24 million in 2024, to close to 30 million in 2025, and was partially offset by the transactions volume generated by merchants using our platform services on a standalone basis.

Cost of Revenue and Gross Profit Margin. Cost of revenue increased by $112.6 million, or 27.2%, to $525.9 million for the year ended December 31, 2025 from $413.3 million for the year ended December 31, 2024, mainly consisting of increases in service fees costs of $13.7 million, or 12.2%, to $125.3 million from $111.6 million and fulfillment costs of $99.0 million, or 32.8%, to $400.7 million from $301.7 million. The increase in service fees costs was primarily driven by the increased cost of serving the higher value of transactions processed through our platform. The increase in fulfilment costs was primarily driven by the growth in the volume of transactions processed through our platforms.

Research and Development Expenses. Research and development expenses increased by $17.3 million, or 16.4%, to $122.8 million for the year ended December 31, 2025 from $105.5 million for the year ended December 31, 2024. This increase was primarily attributable to an increase of $15.2 million in payroll, share-based compensation and sub-contractors fees. Total headcount within research and development increased by 80 to support the further development of our platform capabilities from December 31, 2024 to December 31, 2025.

Sales and Marketing Expenses. Sales and marketing expenses decreased by $60.5, or 24.1%, to $190.1 million for the year ended December 31, 2025 from $250.7 million for the year ended December 31, 2024. This decrease was primarily driven by a decrease of the commercial agreement assets amortization expense of $82.6 million partially offset by an increase of fees paid to our partners of $9.9 million and an increase in payroll and share based compensation of $7.7 million. Total headcount within sales and marketing increased by 30 from December 31, 2024 to December 31, 2025.

General and Administrative Expenses. General and administrative expenses increased by $0.5 million, or 0.9%, to $51.7 million for the year ended December 31, 2025 from $51.2 million for the year ended December 31, 2024. This increase was primarily due to an increase in payroll and share based compensation of $0.8 million. Total headcount within general and administrative increased by 22 from December 31, 2024 to December 31, 2025.

Financial Expenses (Income), Net. Financial expenses, net decreased by $10.3 million, to financial expenses of $1.2 million for the year ended December 31, 2025 from $11.5 million of financial expenses for the year ended December 31,2024, primarily driven by an increase in interest income from our deposits, money market funds and marketable securities.

Income Taxes. Income taxes increased by $6.1 million to $2.2 million of tax expenses for the year ended December 31, 2025 from $3.8 million of tax benefit for the year ended December 31, 2024, primarily driven by an increase in taxable income.

B.	Liquidity and Capital Resources

Overview

Our cash and cash equivalents, including short-term deposits and marketable securities, were $622.8 million as of December 31, 2025. In recent periods we have generated net cash provided by operating activities.

On January 3, 2022, we acquired Flow through the statutory merger of Flow with Global-e NewCo Inc., for an aggregate purchase price of approximately $387 million (in a combination of cash and equity). The Flow Merger was consummated in order to strengthen our offering and capabilities, to allow us access to additional addressable market of emerging brands not currently eligible to use our services. In September 2023, Shopify launched “Shopify Markets Pro”, a white-label international MoR offering, currently available to Shopify US-based merchants. Shopify Markets Pro is based on the Flow platform and was rebranded in 2024 to “Shopify Managed Markets”.

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

On July 31, 2025 we completed the acquisition of ReturnGo Ltd. (“ReturnGo”), pursuant to which we acquired for cash, all of the outstanding share capital of ReturnGo. The acquisition of ReturnGo was consummated in order to elevate our post purchase solutions for our merchants by enabling them to provide flexible return experiences to their customers worldwide.

Our primary requirement for liquidity and capital resources is to finance working capital and capital expenditures, and for general corporate purposes. We believe that our existing cash and cash equivalents, short-term bank deposits and investments in marketable securities, together with cash flow from operations, will be sufficient to meet our business needs for at least the next 12 months from the filing of this Annual Report. We maintain the majority of our cash and cash equivalents in accounts with major highly rated multi-national and local financial institutions, and our deposits at these institutions exceed insured limits. Market conditions can impact the viability of these institutions, and any inability to access or delay in accessing these funds could adversely affect our business and financial position. Our future financing requirements will depend on many factors including our growth rate, levels of revenue, the expansion of sales and marketing activities, market acceptance of our platform, and the timing and extent of spending to support expansion of our platform. We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

The following table presents the summary consolidated cash flow information for the periods presented.

	Year ended December 31,
($ in thousands)	2023	2024	2025

Net cash provided by operating activities*	108,222	169,393	283,782
Net cash used in investing activities	(55,039)	(105,116)	(180,706)
Net cash provided by (used in) financing activities	1,991	3,276	(70,825)

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

Net cash provided by operating activities was $283.8 million for the year ended December 31, 2025, and was primarily comprised of net profit of $68.3 million, commercial agreement asset amortization of $66.0 million, share-based compensation expenses of $39.3 million, amortization of intangible assets of $18.7 million, accrued expenses and other liabilities of $88.7 million.

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

Net cash used in investing activities was $180.7 million for the year ended December 31, 2025, and was primarily comprised of investments in short-term deposits and marketable securities.

Net cash provided by financing activities

Net cash provided by financing activities was $2.0 million for the year ended December 31, 2023, and was primarily comprised of proceeds from exercise of share options.

Net cash provided by financing activities was $3.3 million for the year ended December 31, 2024, and was primarily comprised of proceeds from exercise of share options.

Net cash used in financing activities was $70.8 million for the year ended December 31, 2025, and was primarily comprised of repurchase of our shares.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have various non-cancelable operating leases for our corporate offices in Petah Tikva in Israel, in London in the UK, in Dublin in Ireland, New York City, New-Jersey and in Atlanta in the United States. The leases for these facilities expire in 2027, 2029 and 2030, respectively and we have options to renew these leases. As of December 31, 2025, we had fixed future minimum lease payments of $26.1 million, of which $5.2, million is due in the next twelve months.

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

For the years ended December 31, 2025, 2024, and 2023, research and development costs accounted for approximately 12.8%, 14.0% and 17.1%, of our total revenue, respectively. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support the growing scale and feature set of our platform.

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

•
Supply chain evolution and disruption - Supply chains and in particular cross border supply chains are developing and enabling more efficient trade over time. In recent years certain global conflicts have disrupted supply chains and weighed on e-commerce trade, such events and other global events may disrupt and weigh on e-commerce trade in the future.

•
Global macroeconomics - Inflationary pressures, changing interest rates as well as new or additional tariffs and import taxes in key markets may influence consumer sentiment and effect consumer spending. Exchange rate fluctuations may cause us to incur additional costs and losses for revenues in foreign currencies. Changes in trade policies and the imposition of new tariffs, taxes or import restrictions may increase our costs, disrupt supply chains, and impact the affordability of products for consumers as merchants may increase the price of their products, changes in trade policies may also create an opportunity and increased demand for our services as trade complexities arise. Military hostilities in certain regions have created extreme volatility in the global capital markets and may cause disruptions to the global supply chain and energy markets, which may adversely affect us or the third parties on whom we rely and may also have a negative effect on consumer spend.

•
Artificial Intelligence (AI) - rapid advancement and broad adoption of artificial intelligence is increasingly reshaping the e-commerce landscape, creating operational opportunities and new structural complexities. AI tools and autonomous agents are giving rise to emerging transaction models, including agentic commerce, which have the potential to alter the architecture of traditional merchant storefronts and checkout flows. At the same time, AI-driven commerce represents a potential expansion of addressable transaction volume. Amid these developments, merchant-of-record platforms currently remain at a natural integration point within these new purchasing flows. In addition, AI tools are transforming software development processes, creating an opportunity to accelerate development of product capabilities and improve efficiencies.

Other than as disclosed above and elsewhere in this Annual Report, we are not aware of any other trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Application of Critical Accounting Estimates

Revenue Recognition

The Company’s revenues are comprised of:

1.
Service Fees -The Company provides merchants global e-commerce platforms which enable the sale of their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platforms as well as additional fees for value-added services.

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

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the name and position of each of our executive officers and directors as of the date of this Annual Report:

Name	Age	Position
Executive Officers
Amir Schlachet	49	Co-Founder, Chief Executive Officer, Director
Shahar Tamari	54	Co-Founder, Chief Operations Officer, Director
Nir Debbi	52	Co-Founder, President, Director
Ofer Koren	55	Chief Financial Officer
Ran Fridman	51	Chief Revenue Officer
Yehiam Shinder	45	Chief Technology Officer

Non-Executive Directors
Gen Tsuchikawa (2)(3)*	64	Director
Miguel Angel Parra*	58	Director
Tzvia Broida (1)*	57	Director
Anna Bakst (1)(2)(3)*	64	Director
Iris Epple-Righi (1)(2)(3)*	60	Director

(1)	Serves as a member of our Audit Committee.
(2)	Serves as a member of our Compensation Committee.
(3)	Serves as a member of our Nominating, Governance & Sustainability Committee.
*	Qualifies as independent under the NASDAQ listing standards for service on the Board.

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

Non-Executive Directors

Miguel Angel Parra has served as a member of our board of directors since January 1, 2020. Mr. Parra currently serves as the Chief Executive Officer of DHL Express Europe, a shipping and logistics company, since January 1, 2024, prior to which he served as the Chief Executive Officer of DHL Express Americas, since 2015, and prior to which he served in numerous management positions, since 1997. Prior to that, from 1986 to 1996, Mr. Parra served as a general manager of TNT Express Worldwide. Mr. Parra holds an associate’s degree in Business from Miami-Dade Community College and is a graduate of the Advanced Management Program of Fuqua School of Business Duke University.

Tzvia Broida has served as a member of our board of directors since May 14, 2021. Since July 2024, Ms. Broida has also served as a member of the board of directors and as chairperson of the audit committee of Freightos.com. From 2013 to 2021, Ms. Broida has served on the board of directors and as chairperson of the audit committee of Jacada Ltd. (JCDAF). Since 2021, Ms. Broida has also served as the Chief Financial Officer of NeuroBlade Ltd., where she is currently responsible for the company’s dissolution process. Before joining NeuroBlade, Ms. Broida served as the Chief Financial Officer of Sensible Medical Innovations Ltd from 2011 to 2021. Prior to that, Ms. Broida served in various positions at Jacada Ltd, including as Chief Financial Officer from 2005 to 2009, and before that she worked as an accountant at several accounting office firms. Ms. Broida received a B.A. in Accounting& Economics from the Hebrew University of Jerusalem.

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

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2025 was approximately $15.4 million. This amount includes approximately $0.6 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. During the year ended December 31, 2025, our executive officers and directors were granted 377,687 restricted share units under our equity incentive plans. As of December 31, 2025, options to purchase 4,707,900 ordinary shares granted to our executive officers and directors under equity incentive plans, at a weighted average exercise price of $2.99 and having expiration dates generally ten (10) years after the grant date, and 610,966 restricted share units granted under our equity incentive plans, were outstanding.

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

The following is a summary of the salary expenses and social benefit costs of our five most highly compensated executive officers in 2025, or the “Covered Executives”. All amounts reported reflect the cost to the Company as recognized in our financial statements for the year ended December 31, 2025. U.S. dollar amounts indicated for compensation of our Covered Executives are in thousands of dollars.

Name and Principal Position(2)	Base Salary ($)	Benefits and Perquisites ($)(3)	Variable compensation ($)(4)	Equity-Based Compensation ($)(5)	Total ($)
	(in thousands, US dollars) (1)
Amir Schlachet, Co-Founder, Chief Executive Officer, Director	315	95	304	2,865	3,579
Shahar Tamari, Co-Founder, Chief Operations Officer, Director	316	96	304	2,865	3,581
Nir Debbi, Co-Founder, President, Director	316	95	304	2,865	3,580
Ran Fridman, Chief Revenue Officer	325	99	138	1,031	1,593
Ofer Koren, Chief Financial Officer	324	100	139	874	1,437

(1)	All amounts reported in the table are in terms of cost to us, as recorded in our financial statements.
(2)
All Covered Executives listed in the table are our full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for 2025.

(3)
Amounts reported in this column include social benefits paid by us on behalf of the Covered Executives, convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security.

(4)
Amounts reported in this column refer to incentive and variable compensation payments which were paid or accrued with respect to 2025. In accordance with the Company’s compensation policy, we also paid cash bonuses to our Covered Executives upon compliance with predetermined performance parameters and an over achievement bonus as set by the compensation committee and the board of directors. These amounts were provided for in our 2025 financial statements (but will be paid during 2026).

(5)
Amounts reported in this column represent the expense recorded in our financial statements for the year ended December 31, 2025 with respect to equity-based compensation grants-- options and restricted share units. The relevant amounts underlying the equity awards granted to our officers during 2025, will continue to be expensed in our financial statements over a three-year period during the years 2025-2028 on account of the 2025 grants in similar annualized amounts. Assumptions and key variables used in the calculation of such amounts are described in Note 2 and 9 to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our Company’s compensation policy and were approved by our compensation committee and board of directors.

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

As of December 31, 2025, a total of 2,500,000 of our ordinary shares were available for sale under our ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and ending on and including the fiscal year of 2029, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of (i) 0.5% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis or (ii) such smaller amount as our board of directors may determine. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the ESPP for the fiscal years 2022, 2023, 2024, 2025 and 2026.

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

The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,500,000 shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became un-exercisable without having been exercised, and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the Plan, equal to the lesser of (1) five percent (5%) of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year and (2) such smaller amount as our board of directors may determine. No more than 13,500,000 ordinary shares may be issued upon the exercise of incentive stock options, or ISOs. Our board of directors resolved not to increase the pool of ordinary shares available for sale under the 2021 Plan for the fiscal years 2023, 2024, 2025 and 2026.

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

As of December 31, 2025, a total of 5,709,184 options to purchase ordinary shares, with a weighted average exercise price of $2.78 per share and 2,299,451 restricted share units were outstanding under our 2021 Plan and 2013 Plan. As of December 31, 2025, 15,685,892 ordinary shares were available for future grant under the 2021 Plan.

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

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act). As a foreign private issuer we are permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement. As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

We comply with the rules of Nasdaq requiring that a majority of our directors are independent. Our board of directors has determined that all of our directors, other than Amir Schlachet, Nir Debbi and Shahar Tamari, are independent under such rules. Our directors are divided among the three classes as follows:

•	the Class I directors are Amir Schlachet, Miguel Angel Parra and Iris Epple-Righi, and their terms will expire at our annual general meeting of shareholders to be held in 2028;

•	the Class II directors, are Nir Debbi and Anna Jain Bakst, and their terms will expire at our annual general meeting of shareholders to be held in 2026; and

•	The Class III directors are Shahar Tamari, Gen Tsuchikawa and Tzvia Broida, and their terms will expire at our annual general meeting of shareholders to be held in 2027.

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

During a special and annual general meeting of our shareholders held on March 21, 2021, our shareholders approved the appointment of Amir Schlachet as Chairperson of our board of directors in addition to his role as our Chief Executive Officer. According to the Companies Law and the regulations promulgated thereunder, such appointment is valid for an initial term of five years following the closing of our initial public offering. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the board of directors will be subject to the shareholder approval described above and will be limited to a three-year term. The Board intends to seek shareholder approval for renewal of the combined role at the 2026 annual general meeting.

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

We adopted, effective October 2, 2023, a Policy for Recovery of Erroneously Awarded Compensation (known as a clawback policy) pursuant to Rule 10D-1, or the Clawback Listing Rule, as filed as Exhibit 97.1 to this Annual Report. The Clawback Listing Rule, directed companies to adopt and comply with a written clawback policy, and to disclose and file the policy as an exhibit to its Annual Report.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. As of December 31, 2025 and since July 27, 2021, Ms. Sharon Cohen, CPA from Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, is acting as our internal auditor.

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

As of December 31, 2025, we had 1,219 employees worldwide, including 694 in research and development. Of our employees, 577 are in Israel and 642 are in our international locations. None of our employees is represented by a labor organization or is a party to a collective bargaining arrangement or expansion orders of such arrangements, with the exception of a small number of employees in France, Spain, Australia, Korea, Romania and Israel who are covered by mandatory industry-wide collective bargaining agreements in accordance with local law.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026 by:

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

For purposes of the table below, we deem ordinary shares subject to options, RSUs or warrants that are exercisable (or settled, as the case may be) within 60 days of March 18, 2026 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the ownership or percentage ownership of any other person, except with respect to the ownership and percentage ownership of all executive officers and directors as a group. The percentage of shares beneficially owned is based on 167,568,288 ordinary shares outstanding as of March 18, 2026. Unless otherwise noted below, the address of each shareholder listed below is 9 HaPsagot Street, Petah Tikva 4951041, Israel.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Related Party Transactions”.

	Number of Ordinary Shares
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding shares	Percentage of Voting Power

Principal Shareholders
Deutsche Post Beteiligungen Holding GmbH(1)	18,336,774	10.94%	10.94%
Shopify Inc. and its affiliate (2)	21,858,282	13.04%	13.04%

Dragoneer Investment Group, LLC (3)	11,887,078	7.09%	7.09%
Directors and Executive Officers
Amir Schlachet (4)	5,376,670	3.21%	3.21%
Shahar Tamari (5)	5,233,628	3.12%	3.12%
Nir Debbi (6)	5,711,389	3.41%	3.41%
Ofer Koren (7)	289,437	*	*
Ran Fridman (8)	68,743	*	*
Yehiam Shinder (9)	22,684	*	*
Miguel Angel Parra (10)
Tzvia Broida (11)	8,595	*	*
Anna J. Bakst (12)	24,949	*	*
Iris Epple-Righi (134)	24,949	*	*
Gen Tsuchikawa (14)	12,288	*	*
All executive officers and directors as a group (11 persons)	16,773,332	10.01%	10.01%

*	Indicates ownership of less than 1.0%.

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

(3)
This information is based on a Schedule 13G/A filed with the SEC on November 14, 2025. Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Dragoneer Global Fund II, LP, a limited partnership (“DGF II|), is the direct holder of 10,866,763 Ordinary Shares. As general partner of DGF II, Dragoneer Global GP II LLC, a Delaware limited liability company ("DGF II GP"), may also be deemed to beneficially own the Ordinary Shares directly held by DGF II. Marc Stad is the sole member of Cardinal DIG CC, LLC and DGF II GP. By virtue of these relationships, each of the reporting persons may be deemed to share beneficial ownership of all of the reported ordinary shares. The address for the reporting persons is One Letterman Dr., Bldg D, Ste M500, San Francisco, CA 94129.

(4)
Includes 3,562,787 ordinary shares that Mr. Schlachet holds directly, 327,083 restricted share units that will be settled within 60 days of March 18, 2026, and 1,486,800 ordinary shares underlying options that were fully vested as of March 18, 2026.

(5)
Includes 3,419,745 ordinary shares that Mr. Tamari holds directly, 327,083 restricted share units that will be settled within 60 days of March 18, 2026, and 1,486,800 ordinary shares underlying options that were fully vested as of March 18, 2026.

(6)
Includes 3,897,506 ordinary shares that Mr. Debbi holds directly, 327,083 restricted share units that will be settled within 60 days of March 18, 2026, and 1,486,800 ordinary shares underlying options that were fully vested as of March 18, 2026.

(7)	Includes 41,937 restricted share units that will be settled within 60 days of March 18, 2026, and 247,500 ordinary shares underlying options that were fully vested as of March 18, 2026.

(8)	Includes 68,743 restricted share units that will be exercisable within 60 days of March 18, 2026.

(9)	Includes 22,684 restricted share units that will be exercisable within 60 days of March 18, 2026.

(10)	Mr. Parra holds no shares directly. Mr. Parra serves as the Chief Executive Officer of DHL Express Europe which is affiliated with Deutsche Post Beteiligungen Holding GmbH.

(11)	Includes 8,595 restricted share units that will become exercisable within 60 days of March 18, 2026.

(12)	Includes 24,949 restricted share units that will become exercisable within 60 days of March 18, 2026.

(13)	Includes 24,949 restricted share units that will become exercisable within 60 days of March 18, 2026.

(14)	Includes 12,288 restricted share units that will become exercisable within 60 days of March 18, 2026.

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

Registered Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2026, there were 17 registered holders of our ordinary shares, including Cede & Co., the nominee of The Depository Trust Company, 10 of which are United States registered holders, holding approximately 88.85% of our outstanding ordinary shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

The following is a description of related-party transactions, including any presently proposed transactions, as defined under Item 7.B of Form 20-F, since January 1, 2023.

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

DHL Service Agreement and Commercial Letter

We are party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 as amended on December 7, 2020 and on July 21, 2025 (effective January 1, 2025), pursuant to which we use DHL International for the provision of express shipping services to our merchants.

In addition, we are party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated March 1, 2022, which was renewed by Amendment No 1. on July 22, 2025 for a term beginning effective as of January 1, 2025 and ending on December 31, 2027, under which DHL UK provides us with express shipping services relating to the purchase and sale of our merchants’ products. The service agreement continues until terminated by either us or DHL UK in accordance with its terms. The consideration paid by us to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. We have entered similar arrangements with other DHL affiliated entities in the Netherlands, the United States, France and Spain.

See Note 7 to our audited consolidated financial statements appearing elsewhere in this Annual Report.

2025 Shopify Agreement

On May 13, 2025, we entered into the 2025 Shopify Agreement with Shopify. The 2025 Shopify Agreement replaced the 2021 Shopify Agreement and the 2022 Shopify Agreement and governs the terms under which we provide MoR services to merchants operating on the Shopify platform (the “3P Solution”) and for Shopify Managed Markets (the “1P Solution”).

According to the 2025 Shopify Agreement, for the 1P Solution, Global-e will remain the exclusive provider of MoR services for the Shopify branded solution. Pursuant to the agreement, future versions of Managed Markets will leverage Shopify Payments as well as other elements of the Shopify suite of services, thereby further streamlining the merchant experience on international e-commerce, making it even more accessible and intuitive for merchants. Under the new agreement, Shopify and Global-e aim to drive increased adoption of Shopify Managed Markets. As such, the commercial structure is updated to reflect the revised division of responsibilities between Shopify and Global-e in the provision of the Managed Markets solution.

For the 3P Solution, Global-e is the preferred partner for MoR services on Shopify, rather than being the exclusive provider, and will enjoy exclusive access to certain key features available on the Shopify platform. Under the new agreement, Global-e benefits from enhanced commercial terms.

The 2025 Shopify Agreement has an initial three-year term ending in May 2028, which automatically renews for additional and successive one-year terms unless either party provides the other party with written notice of election to terminate the agreement at least 180 days prior to the end of any such term. In addition, upon the occurrence of certain events, either party may terminate the agreement immediately upon notice to the other party.

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

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal and Arbitration Proceedings

From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business. Other than the below, we are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened material litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

In February 2026, a claim and a motion to certify it as a class action were filed in Israel against one of our merchants and us, in connection with allegations concerning product descriptions on the merchant’s Israeli website and the asserted suitability of a certain product family for its intended use. The certification motion asserts various causes of action under Israeli law and estimates aggregate class-wide damages of approximately $9 million. We intend to seek dismissal of the claims at a preliminary stage, as the allegations relate to representations made on the merchant’s website, which are outside the scope of our involvement. As of the date of this Annual Report, the proceeding is at a preliminary stage and based on the information currently available to us and the preliminary views of our external legal counsel, we believe the likelihood that the claims will be accepted against us is less than probable and we do not expect that it could have a material adverse effect on our business, operating results, financial condition or cash flows.

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

Our ordinary trade on the Nasdaq Global Select Market under the symbol “GLBE”.

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

We intend to apply to the Israel Innovation Authority (the “IIA”) for approval to allow a tax deduction for most or all research and development expenses incurred during 2025. There can be no assurance that such request will be granted.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain tax benefits to qualifying Israeli companies, including companies that meet the conditions of a Preferred Technological Enterprise.

A Preferred Technological Enterprise, as defined in the Investment Law, which is located in the center of Israel will enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in development zone "A". In addition, a Preferred Technological Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA.

Special Preferred Technological Enterprise, which is defined, as an enterprise satisfying certain conditions, including a group turnover of at least NIS 10 billion, will be subject to a reduced corporate tax at a rate of 6% on “Preferred Technological Income”, regardless of the enterprise's geographical location. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Technological Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Income that does not qualify for these benefits is generally subject to the regular Israeli corporate tax rate, which is currently 23%.

Dividends distributed out of Preferred Technological Income by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise to Israeli shareholders, paid out of Preferred Technological Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20%, or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4%.

While we believe we currently qualify as a preferred technological enterprise, there is no assurance that we will qualify as such or that the benefits described above will be available in the future.

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

Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the individual shareholder claims deduction of interest and linkage differences expenses in connection with the purchase and holding of such shares or is a “Substantial Shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “Substantial Shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2025).

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

Surtax.

Individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). According to new legislation, in effect as of January 1, 2025, an additional 2% surtax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that the Individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Passive Foreign Investment Company

We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our market capitalization and the composition of our income, assets and operations, we believe that we were not a PFIC for the year ended December 31, 2025 and do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our ordinary shares, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we were not a PFIC for the year ended December 31, 2025 or will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.

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

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within four months after the end of each subsequent fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish certain other material information to the SEC under cover of Form 6-K.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk

As of December 31, 2025, we had $622.8 million of cash and cash equivalent, bank deposits and marketable securities. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 31, 2024 and 2025. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

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

Foreign currency exchange risk

A significant share of our purchase and sale transactions are carried out in different currencies, including U.S. Dollar, Euro and Pounds Sterling, and we bear the risk of diminution in value of the relevant shopper’s purchasing currency in the interim periods between the various transaction stages (e.g. placement/payment and returns/refund). Additionally, we incur a substantial portion of our operating expenses in New Israeli Shekels, Pounds Sterling and U.S. Dollars, and to a lesser extent, other foreign currencies. A decrease of 5% in the U.S. Dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by approximately 0.7% and 0.6% for the years ended December 31, 2025 and 2024, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe we have a certain level of built-in “natural currency hedge” provided by our bi-directional volume of sales and broad international activity.

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

During the year ended December 31, 2025, we did not hedge all of our foreign currency exchange risk.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to accomplish their objectives at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of EY Global, has audited the consolidated financial statements included in this annual report on Form 20-F, and as part of its audit, has issued its attestation report regarding the effectiveness of our internal control over financial reporting as of December 31, 2025. The report of Kost Forer Gabbay & Kasierer is included with our consolidated financial statements included elsewhere in this Annual Report and is incorporated herein by reference.

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

We granted no waivers under our Code of Conduct in 2025.

Item 16C. Principal Accountant Fees and Services

The table below sets out the total amount of services rendered to us by Kost, Forer, Gabbay & Kasierer, a member of EY Global, for services performed in the years ended December 31, 2024 and 2025, and breaks down these amounts by category of service:

	2024	2025
	(in thousands)
Audit Fees	$850	$850
Audit Related Fees	$-	$-
Tax Fees	$51	$124
All Other Fees	$15	$-
Total	$916	$974

Audit Fees

Audit fees for the years ended December 31, 2024 and 2025 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.

Audit Related Fees

There were no audit related fees for the years ended December 31, 2024 and 2025.

Tax Fees

Tax fees for the years ended December 31, 2024 and 2025 related to ongoing tax advisory, tax compliance and tax planning services.

All Other Fees

All other fees in the years ended December 31, 2024 and 2025 related to services in connection with non-audit compliance and review work.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The table below provides detailed information of repurchases made by the Company during the year ended December 31, 2025. The Repurchase Program was authorized by our board of directors on September 3, 2025 for the purchase of up to $200.0 million of ordinary shares.

	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1 – January 31	-	-	-	-
February 1 – February 28	-	-	-	-
March 1 – March 31	-	-	-	-
April 1 – April 30	-	-	-	-
May 1 – May 31	-	-	-	-
June 1 – June 30	-	-	-	-
July 1 – July 31	-	-	-	-
August 1 - August 31	-	-	-	-
September 1 - September 30	-	-	-	-
October 1 – October 31	-	-	-	-
November 1- November 30	660,139	37.97		174,933,257
December 1 – December 31	1,174,910	40.13		127,783,272
Total	1,835,049	39.35		127,783,272

(1) All ordinary shares were purchased pursuant to our publicly announced "distribution", as defined in the Israeli Companies Law, 1999, by way of repurchase of the Company’s ordinary shares under our Repurchase Program.

As of March 18, 2026, a balance of $68,839,048 remained available for purchase under the Repurchase Program.

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

Item 16K. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program is based on various cybersecurity standards in which we are certified, including ISO 27001, SOC 2 Type 2 and SOC 3. We have also obtained and maintain PCI-DSS (level 1) certification. While we may not always meet every technical standard, specification and requirement specified in these frameworks at all times, we use these frameworks to help us identify, assess, and manage cybersecurity risks relevant to our business. We regularly evaluate our cybersecurity risk management program, and will make proper adjustments and enhancements as needed.

Our cybersecurity risk management program shares common principles, oversight, reporting channels and governance processes with our general risk management processes.

Primarily, our cybersecurity risk management approach, include, but are not limited to:

•	risk assessments designed to help identify material risks to our critical systems and information;

•	a security team principally responsible for managing (a) our cybersecurity risk assessment processes, (b) our security controls, and (c) our response to cybersecurity incidents;

•	physical and technical security measures, including encryption, authentication, and access controls;

•	cybersecurity awareness training and internal cybersecurity resources for our employees, including incident response personnel and senior management;

•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes;

•	a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and assessing the materiality of such incidents; and

•	a third-party risk management process for key service providers, based on their criticality to our operations and respective risk profile.

During the year 2025, we did not identify risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Part I, Item 3.D. “Risk Factors-We store personal information of merchants and shoppers. To the extent our security measures are compromised, our platform may be perceived as not being secure. This may result in merchants curtailing or ceasing their use of our platform, our reputation being harmed, our incurring of significant regulatory and monetary liabilities, and adverse effects on our results of operations and growth prospects.”

In recent periods we have developed and established a cybersecurity work plan, and have recently updated it for 2026, to maintain a proactive and resilient cybersecurity position, based on a comprehensive risk assessment, identifying potential threats, vulnerabilities, and business impacts. As in recent periods, the plan outlines security objectives, initiatives, and mitigation measures, which we believe could help us achieve compliance with regulatory requirements and internal policies. The plan includes regular cybersecurity awareness training, cybersecurity audits, penetration testing, incident response drills, and policy reviews to uphold the information security management system (ISMS). Additionally, a structured monitoring and reporting framework was put in place to enable tracking progress and effectiveness, allowing for continuous adaptation to emerging cybersecurity threats.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee overall risk management, including oversight of cybersecurity and other information technology risks, as well as management’s implementation of our cybersecurity risk management program.

The audit committee members receive periodic briefings from management on our cybersecurity risks, and our management updates our audit committee members, where it deems appropriate, regarding any significant cybersecurity incidents. Our audit committee members also receive briefings from management on our cyber risk management program. Our board of directors is periodically briefed regarding management’s activities, including those related to cybersecurity. Board members receive presentations on cybersecurity topics from management, internal security staff or external experts as part of the Board’s continuing education on topics that impact public companies.

In 2024, we established an information security management committee (InfoSec Committee). The InfoSec Committee is responsible for overseeing our cybersecurity risk management program, addressing cybersecurity risks, and supervising both our internal cybersecurity personnel and our retained external cybersecurity consultants. The InfoSec Committee takes steps to stay informed about and monitor efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, including security briefings from the Chief Information Security Officer (CISO) and other security personnel, intelligence gathered from governmental, public, and private sources, assessments conducted by external cybersecurity consultants, and automated alerts and reports generated by security tools deployed across our IT environment.

Our CTO has over 25 years of experience in the areas of software development, DevOps, production systems, cloud operation, data integrity, information security, information security and delivery, including 7 years of experience particularly in cybersecurity and 3 years spent at Global-e. In April 2025, we appointed a new CISO who has over 20 years of experience in the areas of production systems, data integrity and information security, cyber defense and fraud prevention, including significant experience serving as CISO in regulated financial institutions and leading large-scale enterprise security programs.

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

Item 19. Exhibits.

			Incorporation by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
1.1	Amended and Restated Articles of Association of the Registrant	F-1	333-259371	3.1	September 7, 2021
2.1	Specimen share certificate	F-1	333-259371	4.1	September 7, 2021
2.2	Description of Securities	20-F	001-40408	2.2	March 27, 2025
4.1	Form of Indemnification Agreement	F-1	333-259371	10.1	September 7, 2021
4.2#	2013 Share Incentive Plan	F-1	333-259371	10.2	September 7, 2021
4.3#	2021 Share Incentive Plan.	F-1	333-259371	10.3	September 7, 2021
4.4#	2021Employee Stock Purchase Plan	F-1	333-259371	10.7	September 7, 2021
4.5#	Compensation Policy for Directors and Officers	F-1	333-259371	10.6	September 7, 2021
4.6†	Service Agreement by and between DHL International (UK) Limited and Global-e Online. Ltd., dated as of March 1, 2022	20-F	001-40408	4.6	March 31, 2023
4.7†	First Amendment to Service Agreement with DHL International (UK) Limited, dated as of July 22, 2025	6-K	001-40408	10.1	July 23, 2025
4.8†	Letter Agreement re: DHL Special Rights between the Registrant and DHL International GmbH, dated as of March 27, 2017, as amended	F-1	333-259371	10.5	September 7, 2021
4.9†	Amendment No. 2 to Letter Agreement re: DHL Special Rights between the Registrant and DHL International GmbH, dated as of July 21, 2025	6-K	001-40408	10.2	July 23, 2025
4.10†	Amended and Restated Services and Partnership Agreement dated May 13, 2025, amongst the Company, Shopify Inc and its affiliates,	6-K	001-40408	10.1	May 14, 2025
4.11	Third Amended and Restated Investors’ Rights Agreement, by and among the Registrant and certain of its shareholders	F-1	333-259371	4.2	September 7, 2021
8.1	List of subsidiaries of the Registrant	20-F	001-40408	8.1	March 27, 2025
11.1	Insider Trading Compliance Policy					*
12.1	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
12.2	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
13.1	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
13.2	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of EY Global, independent registered accounting firm for the Registrant					*
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-40408	97.1	March 28, 2024
101.INS	Inline XBRL Instance Document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document.					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Inline XBRL for the cover page of this Annual Report on Form 20-F, included in the Exhibit 101 Inline XBRL Document Set.					*

*	Filed herewith.

**	Furnished herewith.

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

GLOBAL-E ONLINE LTD.

Date: March 26, 2026	By:	/s/ Amir Schlachet
	Name:	Amir Schlachet
	Title:	Chief Executive Officer

Global-E Online LTD.

Kost Forer Gabbay & Kasierer 144 Menahem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Global-E Online Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 26, 2026 an unqualified opinion thereon.

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

Revenue Recognition

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company derives its revenue from providing merchants a global direct-to-consumer e-commerce platform which enables to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform as well as additional fees for value-added services, and from shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers. The Company’s revenue recognition process involves several applications responsible for the initiation, processing, recording of transactions, and the calculation of revenue in accordance with the Company’s accounting policy. The processing and recognition of revenue are highly automated and involve capturing and processing significant volumes of data.

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

With the support of our information technology professionals, we identified and tested the relevant systems and tools used for the determination of initiation, processing and recording of revenue, which included processes and controls related to the relevant systems and data, changes to the relevant systems and interfaces, and configuration of the relevant systems. For example, with the assistance of IT professionals, we tested the controls over the Company’s billing reconciliation process.

Our substantive audit procedures included, with the assistance of our IT professionals, testing the completeness and accuracy of the underlying data within the Company’s billing system and extracting data from the system to evaluate the completeness and accuracy of recorded revenues, tracing sales transactions to third-party payment service providers and others, and testing a sample of cash to billings reconciliations.

/S/ Kost Forer Gabbay & Kasierer
A Member of EY Global

We have served as the Company's auditor since 2013.

Tel-Aviv, Israel
March 26, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Global-E Online Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Global-E Online Ltd.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Global-E Online Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 26, 2026 expressed an unqualified opinion thereon.

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

/S/ Kost Forer Gabbay & Kasierer
A Member of EY Global

Tel-Aviv, Israel
March 26, 2026

Global-E Online LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,
	2024	2025
Assets
Current assets:
Cash and cash equivalents	$254,620	$245,860
Short-term deposits	183,475	302,829
Accounts receivable, net (net of allowance for credit losses of $1,110 and $522 as of December 31, 2024 and 2025, respectively)	41,171	55,706
Prepaid expenses and other current assets	84,613	126,470
Marketable securities	36,345	74,147
Funds receivable, including cash in banks	122,984	181,650
Total current assets	723,208	986,662
Property and equipment, net	10,440	11,234
Operating lease right-of-use assets	24,429	20,496
Deferred contract acquisition and fulfillment costs, noncurrent	3,787	4,242
Long-term investments and other long-term assets	8,313	11,838
Commercial agreement asset	66,527	531
Goodwill	367,566	375,399
Intangible assets, net	59,212	52,385
Total long-term assets	540,274	476,125
Total assets	$1,263,482	$1,462,787
Liabilities, and Shareholders’ Equity
Current liabilities:
Accounts payable (including related party payables of $51,226 and $59,574 as of December 31, 2024 and 2025, respectively)	79,559	91,585
Accrued expenses and other current liabilities (including related party payables of $10,279 and $14,843 as of December 31, 2024 and 2025, respectively)	141,551	231,665
Funds payable to customers	122,984	181,650
Short-term operating lease liabilities	4,347	5,053
Total current liabilities	348,441	509,953
Long-term liabilities:
Deferred tax liabilities, net	-	286
Long-term operating lease liabilities	20,510	18,449
Other long-term liabilities	1,098	1,415
Total liabilities	370,049	530,103
Shareholders’ equity:
Ordinary Shares, with no par value, 300,000,000 shares authorized as of December 31, 2024 and 2025, respectively; 169,131,268 and 169,049,616 shares issued and outstanding as of December 31, 2024 and 2025, respectively;	-	-
Additional paid-in capital	1,425,317	1,466,231
Accumulated comprehensive income	515	2,800
Accumulated deficit	(532,399)	(536,347)
Total shareholders’ equity	893,433	932,684
Total liabilities, and shareholders’ equity	$1,263,482	$1,462,787

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,
	2023	2024	2025
Revenue	$569,946	$752,764	$962,195
Cost of revenue (including related party costs of $177,076, $231,803 and $302,910 for the years ended December 31, 2023, 2024 and 2025, respectively)	336,343	413,331	525,946

Gross profit	233,603	339,433	436,249

Operating expenses:
Research and development	97,568	105,487	122,755
Sales and marketing	217,035	250,661	190,136
General and administrative	56,059	51,213	51,688
Total operating expenses	370,662	407,361	364,579
Operating profit (loss)	(137,059)	(67,928)	71,670
Financial expenses (income), net	(5,262)	11,465	1,171
Profit (loss) before income taxes	(131,797)	(79,393)	70,499
Provision for income taxes (benefits)	2,008	(3,845)	2,229
Net Income (loss)	$(133,805)	$(75,548)	$68,270
Net Income (loss) attributable to ordinary shareholders	$(133,805)	$(75,548)	$68,270
Net Income (loss) per share attributable to ordinary shareholders, basic	$(0.81)	$(0.45)	$0.40
Net Income (loss) per share attributable to ordinary shareholders, diluted	$(0.81)	$(0.45)	$0.39
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, basic	164,353,909	167,323,350	169,893,221
Weighted-average shares used in computing net income (loss) per share attributable to ordinary shareholders, diluted	164,353,909	167,323,350	175,987,463

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF COMREHENSIVE INCOME (LOSS)
(in thousands)

	Year Ended December 31,
	2023	2024	2025
Net Income (loss)	$(133,805)	$(75,548)	$68,270
Other comprehensive income:
Unrealized gain on available-for-sale marketable securities, net	506	486	2,060
Unrealized gain on derivative instruments, net	-	1,449	225
Other comprehensive income	506	1,935	2,285
Comprehensive Income (loss)	$(133,299)	$(73,613)	$70,555

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS SHAREHOLDERS’ EQUITY
(in thousands, except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance as of December 31, 2022	161,316,543	$-	$1,253,093	$(1,926)	$(323,046)	$928,121

Issuance of warrants to Ordinary Shares	-	-	60,206	-	-	60,206
Exercise of options and vested RSUs granted to employees	2,016,124	-	1,969	-	-	1,969
Issuance of Shares due to Contingent Consideration	219,600	-	-	-	-	-
Other comprehensive loss	-	-	-	506	-	506
Share-based compensation expense	-	-	44,960	-	-	44,960
Exercise of Warrants to Ordinary Shares	2,221,647	-	22	-	-	22
Net Loss	-	-	-	-	(133,805)	(133,805)

Balance as of December 31, 2023	165,773,914	$-	$1,360,250	$(1,420)	$(456,851)	$901,979

Issuance of warrants to Ordinary Shares	-	-	22,400	-	-	22,400
Exercise of options and vested RSUs granted to employees	2,645,700	-	3,271	-	-	3,271
Issuance of Shares due to Contingent Consideration	219,600	-	-	-	-	-
Other comprehensive income	-	-	-	1,935	-	1,935
Share-based compensation expense	-	-	39,391	-	-	39,391
Exercise of Warrants to Ordinary Shares	492,054	-	5	-	-	5
Net Loss	-	-	-	-	(75,548)	(75,548)

Balance as of December 31, 2024	169,131,268	$-	$1,425,317	$515	$(532,399)	$893,433

Issuance of ordinary shares upon exercise of share options	550,080	-	1,392	-	-	1,392
Issuance of ordinary shares upon vesting of RSU's	1,203,317	-	-	-	-	-
Other comprehensive income	-	-	-	2,285	-	2,285
Share-based compensation expense	-	-	39,454	-	-	39,454
Fair value of awards attributable to pre-acquisition services	-	-	68	-	-	68
Repurchase of shares, net of transaction costs	(1,835,049)	-	-	-	(72,217)	(72,217)
Net Profit	-	-	-	-	68,270	68,270
Balance as of December 31, 2025	169,049,616	-	$1,466,231	$2,800	$(536,347)	$932,684

The accompanying notes are an integral part of these consolidated financial statements.

Global-E Online LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2023	2024	2025

Cash flows from operating activities:
Net Profit (loss)	$(133,805)	$(75,548)	$68,270
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,788	2,131	2,323
Share-based compensation expense	44,960	39,158	39,345
Commercial agreement asset amortization	150,451	148,594	65,996
Intangible assets amortization	20,434	18,812	18,660
Unrealized loss (gain) on foreign currency	(1,901)	4,468	(10,982)
Changes in accrued interest and exchange rate on short-term deposits	(416)	(1,329)	(3,146)
Changes in accrued interest and exchange rate on long-term deposits	(255)	200	-
Changes in operating assets and liabilities:
Increase in accounts receivable	(11,417)	(13,330)	(14,374)
Increase in prepaid expenses and other assets	(11,735)	(18,019)	(35,994)
Increase in funds receivable	(11,074)	(3,205)	(6,714)
Decrease (increase) in other assets, noncurrent	(339)	551	(391)
Increase in funds payable to customers	33,107	11,752	58,667
Decrease in operating lease ROU assets	3,230	3,691	3,976
Increase in deferred contract acquisition costs	(1,207)	(1,382)	(688)
Increase (decrease) in accounts payable (including an increase of related party payables of $711, $19,706, $8,348 for the years ended December 31, 2023, 2024 and 2025, respectively)	(1,277)	28,617	11,979
Increase in accrued expenses and other liabilities (including an increase of related party payables of $1,173, $3,387, $4,564 for the years ended December 31, 2023, 2024 and 2025, respectively)	30,625	34,272	88,689
Increase (decrease) in deferred taxes	120	(6,507)	(436)
Decrease in operating lease liabilities	(3,067)	(3,533)	(1,398)
Net cash provided by operating activities	108,222	169,393	283,782
Cash flows from investing activities:
Investment in marketable securities	(3,728)	(21,128)	(39,502)
Proceeds from marketable securities	671	4,988	3,950
Purchases of short-term and long-term investments	-	-	(5,136)
Purchases of short-term and long-term deposits	(175,319)	(266,213)	(417,478)
Proceeds from short-term and long-term deposits	125,078	180,572	301,316
Investment in joint ventures		(1,000)	(3,000)
Purchases of property and equipment	(1,741)	(2,335)	(3,099)
Payments for business combinations, net of cash acquired (see note 6)	-	-	(17,757)
Net cash used in investing activities	(55,039)	(105,116)	(180,706)
Cash flows from financing activities:
Proceeds from exercise of share options	1,969	3,271	1,392
Proceeds from repurchases of shares	-	-	(72,217)
Proceeds from exercise of warrants to Ordinary Shares	22	5	-
Net cash provided by (used in) financing activities	1,991	3,276	(70,825)

Exchange rate differences on balances of cash, cash equivalents and restricted cash	1,901	(4,468)	10,982
Net increase in cash, cash equivalents, and restricted cash	57,075	63,085	43,233
Cash and cash equivalents and restricted cash—beginning of period	211,522	268,597	331,682
Cash and cash equivalents and restricted cash—end of period	$268,597	$331,682	$374,915
Supplemental disclosures of noncash investing and financing activities:
ROU assets and lease liabilities created during the period	$6,565	$5,068	$44

Recognition of Commercial agreement asset	$60,206	$22,400	$-

The accompanying notes are an integral part of these consolidated financial statements.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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

On July 31, 2025, the Company completed the acquisition of ReturnGo Ltd and its subsidiary (“ReturnGo”) (“ReturnGo Acquisition”), incorporated in 2020 and is based in Israel. ReturnGo’s technology enables AI-powered return and exchange solution.

The acquisition was accounted for by the acquisition method of accounting, and, accordingly, the purchase price has been allocated according to the fair value of the assets acquired and liabilities assumed (see note 6).

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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

Concentration of Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivable, funds receivable and marketable securities and derivative instruments. The Company maintains its cash, cash equivalents, restricted cash, and short-term deposits with high-quality financial institutions mainly in the U.S., Europe and Israel, the composition and maturities of which are regularly monitored by the Company.

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

In the years ended December 31, 2023, 2024 and 2025 there weren’t revenues from a single customer which exceeded 10% of the Company’s revenues.

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

As of December 31, 2024 and 2025, the Company holds money market funds in the amount of $150,060 and $180,060. The money market funds are classified as level 1.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	December 31,
	2023	2024	2025
Cash and cash equivalents	$200,081	$254,620	$245,860
Cash and cash equivalents included in funds receivable	$68,334	$76,881	$128,833
Restricted cash included in other assets	$182	$181	$222

Total cash, cash equivalents, and restricted cash	$268,597	$331,682	$374,915

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Marketable Securities

The Company classifies its marketable securities as available-for-sale at the time of purchase and re-evaluates such classification at each balance sheet date. The Company may sell these securities at any time for use in current operations, even if they have not yet reached maturity. As a result, the Company classifies its marketable securities, including those with maturities beyond 12 months, as current assets in the Consolidated Balance Sheets. The Company carries these securities at fair value and records unrealized gains and losses, net of taxes, in accumulated other comprehensive income, which is reflected as a component of shareholders’ equity. The Company periodically evaluates its marketable securities to assess whether those account for a credit loss. Expected credit losses on available-for-sale debt securities are recognized in financial expenses (income), net, on the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income in shareholders' equity. The Company has not recorded credit losses on available-for-sale debt securities for the year ended December 31, 2023, 2024 and 2025. The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in financial expenses (income), net, in the consolidated statements of operations. If neither of these criteria are met, the Company determines whether credit loss exists. Changes in allowance for expected credit losses, is recorded in financial expenses (income), net.

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

The effect of foreign currency contracts designated as cash flow hedge on the consolidated statements of operations, for the year ended December 31, 2024 and 2025, were as follows:

	Year Ended December 31,
	2024	2025

Cost of revenue	$46	$869
Research and development	156	2,862
Sales and marketing	22	349
General and administrative	55	1,023

Total profit	$279	$5,103

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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

The Company has elected to account for the investments in joint ventures that would otherwise be accounted for under the equity method using the fair value method (see note 2 and 14) with changes in fair value reported through earnings. The fair value of the investments was determined using the income approach by estimated future cash flows discounted in order to get a present value of potential operations. Such investments are categorized as level 3.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The total accumulated other comprehensive income was comprised as follows:

	Unrealized gain (loss) on marketable securities	Unrealized gain on Hedging transactions
Beginning balance as of January 1, 2023	(1,926)	-
Other comprehensive income before reclassifications, net of tax	475	-
Net realized gains reclassified from OCI	31	-
Net current period other comprehensive income	506	-
Balance as of December 31, 2023	(1,420)	-
Other comprehensive income before reclassifications, net of tax	197	1,728
Net realized loss (gains) reclassified from OCI	289	(279)
Net current period other comprehensive income	486	1,449
Balance as of December 31, 2024	$(934)	$1,449
Other comprehensive income before reclassifications, net of $367 tax	1,969	5,328
Net realized loss (gains) reclassified from OCI	91	(5,103)
Net current period other comprehensive income	2,060	225

Balance as of December 31, 2025	$1,126	$1,674

Accounts Receivable, Net

Accounts receivables are recorded at the invoiced amount and amounts for which revenue has been recognized but not invoiced, net of allowance for credit losses. The allowance for credit losses is based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. Accounts receivables are written off after all reasonable means to collect the full amount have been exhausted.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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
term or estimated useful life

Business Combinations

The Company accounts for business combination in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The Company determines the recognition of intangible assets based on the following criteria: (i) the intangible asset arises from contractual or other rights; or (ii) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged.

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

Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from technology, customer relationships and discount rates. The Company estimates fair value based upon assumptions that are believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.

Acquisition related costs are expensed in the consolidated statements of operations in the period incurred.

Investment in Joint Ventures

The Company elected to measure the investments that are not controlled but over which the Company can exercise significant influence at fair value. Such elections are irrevocable. Under the fair value method, investments are recorded at fair value, and any changes in fair value are reported in the consolidated statements of operations. All costs (other than purchase price) directly associated with the acquisition of an investment to be accounted for using the fair value method are expensed as incurred. As of December 31, 2025, the Company has two investments in the joint ventures, which are accounted under the fair value method (refer to note 14).

In 2024, the Company entered into a joint venture agreement (the “JV Agreement”), whereas the Company purchased an aggregate number of shares equal to 19.9% of the joint venture, Smart GL Logistics Ltd, issued and outstanding share capital, in a total amount of $1,000. As part of the JV Agreement, call options were granted to the Company to purchase and put option were transferred to other investors to sell the remaining issued and outstanding share capital (refer also to note 13).

In 2025, the Company entered into a joint venture agreement (the “JV2 Agreement”), whereas the Company purchased an aggregate number of shares equal to 19.0% of the joint venture, Kenneth Cole Europe B.V., issued and outstanding share capital, in a total amount of $3,000. As part of the JV2 Agreement, put options were granted to the Company to require the other investors to purchase the shares held by the Company.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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

When testing goodwill for impairment, the Company may first perform a qualitative assessment. If the Company determines it is not more likely than not the reporting unit’s fair value is less than its carrying value, then no further analysis is necessary. If the Company determines that it is more likely than not that the fair value of its reporting unit is less than its carrying amount, then the quantitative impairment test will be performed. The Company may elect to bypass the qualitative assessment and proceed directly to performing a quantitative analysis. Under the quantitative impairment test, if the carrying amount of the Company’s reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess. There was no impairment of goodwill in the years ended December 31, 2023, 2024 and 2025.

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
U.S. dollars in thousands (except share and per share data)

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Revenue Recognition

The Company’s revenues are comprised of:

1.          Service Fees – The Company provides merchants a global direct-to-consumer e-commerce platform that enables them to sell their products to consumers worldwide. Revenue is generated as a percentage of the value of transactions that flow through the Company’s platform as well as additional fees for value-added services.
2.          Fulfillment services – The Company offers shipping, handling, and other global delivery services in order to deliver merchants’ goods to consumers.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods or services are delivered. The amount of revenue recognized reflects the consideration that the Company expects to receive in exchange for these goods or services. To achieve the core principle of this standard, the Company applies the following five steps:

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

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring products or delivery of services to the customer. The Company applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities (e.g., sales tax and other indirect taxes). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration by the expected value method. The Company includes variable consideration if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company reassesses variable consideration at each reporting period and, if necessary, these estimates are adjusted to reflect the anticipated amounts to be collected when those facts and circumstances become known. These estimates are based on historical experience, anticipated performance and the Company's best judgment at the time. The variable consideration that is based on the merchants' volume of sales, in such cases, the Company recognizes revenue when the merchant's sale occurs, the variable price becomes known and it has a right to invoice.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Disaggregation of Revenue

The following table summarizes revenue by category:

	Year Ended December 31,
	2023		2024		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
Service fees	$262,255	46%	$350,311	47%	$451,205	47%
Fulfillment services	307,692	54%	402,453	53%	510,990	53%

Total revenue	$569,946	100%	$752,764	100%	$962,195	100%

The Company's revenues from service fees provided on a standalone basis were $44,461, $68,168 and $86,388 for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table summarizes revenue by merchant outbound region:

	Year Ended December 31,
	2023		2024		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentages)
United States	$285,619	50%	$399,596	53%	$507,094	53%
United Kingdom	173,584	30%	182,904	24%	193,959	20%
European Union	92,566	16%	125,547	17%	175,568	18%
Israel	1,806	* )	2,746	* )	3,748	* )
Other	16,371	3%	41,971	6%	81,826	9%

Total revenue	$569,946	100%	$752,764	100%	$962,195	100%

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
U.S. dollars in thousands (except share and per share data)

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

The following tables represent a roll forward of deferred contract acquisition costs:

Cost to obtain a contract:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Beginning balance	$2,562	$3,157	$4,033
Additions to deferred contract acquisition costs	1,463	2,010	1,839
Amortization of deferred contract acquisition costs	(868)	(1,134)	(1,422)
Ending balance	$3,157	$4,033	$4,450

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$970	$1,280	$1,470
Deferred contract acquisition costs, noncurrent	2,187	2,753	2,980

Total deferred contract acquisition costs	$3,157	$4,033	$4,450

Cost to fulfill a contract:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Beginning balance	$-	$613	$1,357
Additions to deferred contract acquisition costs	659	956	756
Amortization of deferred contract acquisition costs	(46)	(212)	(377)
Ending balance	$613	$1,357	$1,736

Deferred contract acquisition costs (to be recognized in next 12 months included in other current assets)	$133	$323	$474
Deferred contract acquisition costs, noncurrent	481	1,034	1,262

Total deferred contract acquisition costs	$613	$1,357	$1,736

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Cost of Revenue

Cost of revenue primarily consists of expenses related to fulfillment of its services, which mainly include shipping costs, acquiring costs, payroll, hosting, amortization of intangible assets and allocated overhead. Overhead is allocated to cost of revenue based on applicable headcount.

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

Sales and Marketing Costs

Sales and Marketing costs include mainly personnel-related expenses, sales commissions, direct marketing, revenue share expenses, events, public relations, commercial agreement amortization (see note 7), amortization of intangible assets and allocated overhead. Overhead is allocated to sales and marketing based on applicable headcount.

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

Share-Based Compensation

The Company account for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation” (“ASC No. 718”). Share-based compensation expense related to share awards is recognized based on the fair value of the awards granted. The fair value of restricted stock units (“RSU”) is based on the closing market value of the underlying shares at the date of grant. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the fair value of the underlying Ordinary Shares, the expected term of the option, the expected volatility of the price of the Company’s Ordinary Shares, risk-free interest rates, and the expected dividend yield of Ordinary Shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The Company recognizes income tax benefits from uncertain tax positions only if it believes that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement. Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company makes adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The Company recognizes interest and penalties related to uncertain tax positions within income tax expenses.

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

Segment Information

The Company operates in one operating and reportable segment. Operating segments are defined as components of an entity of which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”), who is the Company’s chief executive officer (“CEO”), in deciding how to allocate resources and assessing performance. The Company’s CODM allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Our CODM uses consolidated net income to measure segment profit or loss, to allocate resources and assess performance. Further, the CODM reviews and utilizes functional expenses (cost of revenue, sales and marketing, research and development, and general and administrative) at the consolidated level to manage the Company’s operations.

The following table summarizes the Company’s segment revenue, significant segment expenses, and segment profit (loss):

	December 31,
	2023	2024	2025
	(in thousands)
Revenue	$569,946	$752,764	$962,195
Less:
Compensation expenses (1)	(104,231)	(116,316)	(139,397)
Other segment items (2)	(599,520)	(711,996)	(754,528)

Net profit (loss)	$(133,805)	$(75,548)	$68,270

(1) Compensation expenses include employee salaries and commissions, payroll taxes, benefits, outsourced labor costs, excluding share-based compensation expenses.

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
U.S. dollars in thousands (except share and per share data)

Revenue by geographical region can be found in the revenue recognition disclosures in note 2 above. The following table presents the Company’s property and equipment, net of depreciation and amortization as well as the Company’s operating lease ROU assets by geographic region:

	December 31,
	2024	2025
	(in thousands)
Israel	$23,314	$22,340
United Kingdom	3,964	3,281
United States	6,379	4,992
Rest of world	1,212	1,117

Total assets, net	$34,869	$31,730

Legal Proceedings

In the ordinary course of business, the Company may be subject from time to time to various proceedings, lawsuits, disputes, or claims. The Company investigates these claims as they arise.Other than the below, the Company is currently not aware of any matters that, if determined adversely to the Company, would individually or taken together, have a material adverse effect on its business, financial position, results of operations, or cash flows.

In February 2026, a claim and a motion to certify it as a class action, were filed in Israel against one of the Company's merchants and the Company, in connection with allegations concerning product descriptions on the merchants’ Israeli website and the asserted suitability of a certain product family for its specific intended use. The certification motion estimates the aggregate amount of the alleged class-wide damages at approximately $9,000.

As of the date of the issued of the consolidated financial statements, the proceeding is at a preliminary stage. Based on a preliminary review of the certification motion and the nature of the allegations which focus on representations provided in the merchant website, which are outside the scope of the Company's involvement, the Company intends to seek dismissal in limine on a preliminary basis, before submitting a response to the certification motion on the merits. The Company's position is that it is not responsible for product descriptions, marketing representations, warnings or other content displayed on the website; and it does not control, maintain or possess the underlying product data (including product specifications, intended use and safety-related information).

In the Company’s assessment, based on information currently available to it and on the preliminary views of its external legal counsel, the likelihood that the claims will be accepted against the Company directly is less than probable.

Israeli Severance Pay

Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. The Company has elected to include its employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release the Company from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, for these employees any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. For employees which are not under Section 14 of the Severance Pay Law, as of December 31, 2024 and 2025 there is an asset and a liability in the consolidated balance sheets in the total of $829 and $1,098 and $1,052 and $1,318, respectively. During the years ended December 31, 2024 and 2025, the Company recorded $33 and $58, respectively, in severance expenses related to these employees.

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

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amended guidance requires enhanced transparency for certain income tax disclosures, primarily related to the rate reconciliation and income taxes paid. This guidance became effective for the Company on January 1, 2025, and was adopted prospectively in these consolidated financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements but resulted in enhanced income tax disclosures. Refer to Note 11 for additional information.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning on January 1, 2027 and for interim periods beginning after January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amended guidance provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including such assets acquired in a business combination. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of these assets. This guidance will be effective for the Company for annual periods beginning January 1, 2026, on a prospective basis, with early adoption permitted. The Company does not expect the adoption to have a material impact on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, to modernize the accounting for costs related to internal-use software and better align it with current software development practices. The amended guidance removes references to project stages and clarifies when entities are required to begin capitalizing eligible costs. This guidance will be effective for the Company for annual periods beginning January 1, 2028, with early adoption permitted. The guidance may be applied prospectively, retrospectively, or using a modified prospective transition method. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning January 1, 2027, including interim periods within those fiscal years. The Company is currently evaluating the impact of this ASU on its financial statement disclosures.

3.	Prepaid expenses and other current assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2024	2025
	(in thousands)
Indirect tax receivables and related prepaid expenses	$67,408	$93,673
Prepaid expenses	13,040	22,039
Derivative instruments asset	1,449	1,674
Other	2,716	9,084

Prepaid expenses and other current assets	$84,613	$126,470

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

4.	Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
	2024	2025
	(in thousands)
Computer and software	$3,902	$4,990
Furniture and office equipment	2,519	3,060
Leasehold improvements	10,557	12,186

Property and equipment, gross	16,978	20,236
Less: accumulated depreciation and amortization	(6,538)	(9,002)

Property and equipment, net	$10,440	$11,234

Depreciation and amortization expense were $1,788, $2,131 and $2,323 for the years ended December 31, 2023, 2024 and 2025, respectively.

5.	Goodwill and intangible assets, net

Goodwill

The following table represents the changes in the carrying amounts of the Company’s total goodwill:

Carrying Amount
(in thousands)

Balance as of December 31, 2024	$367,566
Addition from acquisition	7,833

Balance as of December 31, 2025	$375,399

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Intangible assets, net

	December 31,
	2024	2025
Cost:	(in thousands)

Technology	$63,677	$72,318
Customer relations	27,856	31,048
Partnership Agreement	11,366	11,366
Marketing Asset	19,263	19,263
Trademark	731	731
GTS Duty Calculator	3,398	3,398

	$126,291	$138,124
Less - accumulated amortization:

Technology	(29,978)	(39,111)
Customer relations	(20,135)	(23,537)
Partnership Agreement	(5,673)	(7,567)
Marketing Asset	(9,620)	(13,473)
Trademark	(731)	(731)
GTS Duty Calculator	(942)	(1,320)
Total accumulated amortization	$(67,079)	$(85,739)

Intangible assets, net	$59,212	$52,385

Estimated amortization expense as of December 31, 2025, were as follows:

(in thousands)
Year Ending December 31,
2026	$20,133
2027	16,692
2028	11,367
2029	2,619
2030	1,386
Thereafter	188

$52,385

Amortization expense related to intangible assets, net was included in the following line items in the consolidated statements of comprehensive loss:

	December 31,
	2023	2024	2025
	(in thousands)

Cost of revenues	$11,183	$9,994	$9,511
Selling and marketing	9,251	8,818	9,149

	$20,434	$18,812	$18,660

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

6.	BUSINESS COMBINATIONS

On July 31, 2025, the Company acquired 100% of the outstanding shares of ReturnGo, an AI-powered return and exchange solution which allow the Global-e's merchants to provide flexible, best-in-class return experiences to their customers worldwide.

In accordance with the acquisition method of accounting, the total purchase price for the ReturnGo Acquisition was $18,957, comprised of cash in the amount of $18,889 and a portion relating to the acquisition date fair-value based measure of the ReturnGo’s awards that was attributable to pre-acquisition service in the amount of $68. In addition to the purchase consideration and pursuant to holdback agreements with ReturnGo’s certain employees, the Company placed in escrow an amount of $1,000 which is subject to continued employment over the period of two years.

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

Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale and the assembled workforce of ReturnGo. Goodwill is not deductible for income tax purposes.

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $325 as part of the acquisition, which were included in general and administrative expenses in the consolidated statements of operations.

The following summarizes the preliminary fair value of assets acquired and liabilities assumed as of the acquisition date:

Cash and restricted cash	$1,132
Short-term deposit	47
Accounts receivable and other current assets	240
Fixed assets, net	17
Intangible assets	11,833
Goodwill	7,833
Total assets acquired	21,102

Liabilities
Deferred tax liability, net	357
Accounts payable	46
Other accounts payable and accrues expenses	1,645
Other long-term liabilities	97
Total liabilities assumed	2,145

Total purchase consideration	$18,957

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table summarizes the preliminary estimate of the intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Useful life
		(In years)

Technology (1)	$8,641	5
Customer Relationships (1)	3,192	4

Total Intangible assets acquired	$11,833

(1)	The fair value of the assets above were determined using the income approach.

The results of operations of ReturnGo have been included in the consolidated financial statements since the acquisition date of July 31, 2025. Revenue and net loss included in the Company’s statements of operations from July 31, 2025, through December 31, 2025, were immaterial. Pro forma results of ReturnGo’s acquisition have not been presented as they are not material to the Company’s consolidated financial statements.

7.	Commercial Agreement Assets

During the years ended December, 2021 and 2022, the Company recognized assets in connection with commercial agreements with Shopify , in which the Company granted warrants in exchange for the benefit of being an exclusive third-party provider of an end-to-end cross-border solution and for providing a white label solution for Shopify Managed Markets These assets represent the probable future economic benefits to be realized over a four-year expected benefit period and are valued based on the fair value of the vested warrants on the grant date. As of December 31, 2025, the Company recognized accumulated gross assets of $598.8 million associated with the fair value of the vested warrants.

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

For the years ended December 31, 2023, 2024 and 2025, the Company recorded amortization expenses related to the commercial agreement assets of $150 million, $149 million and $66 million, respectively, in the Company’s consolidated statements of operations as a component of sales and marketing expense.

Shopify has undertaken, on behalf of itself and its affiliates, to not cast any votes with respect to Ordinary Shares which provide Shopify with voting power in excess of 10% of the Company’s issued and outstanding equity as of December 31, 2025.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2024	2025
	(in thousands)
Accrued Expenses	$25,662	$45,754
Accrued indirect taxes and related liabilities	48,982	76,269
Accrued compensation and benefits	17,037	21,899
Advances from customers	44,038	79,190
Other current liabilities	5,832	8,553

Accrued expenses and other current liabilities	$141,551	$231,665

9.	Shareholders’ Equity and Equity incentive Plan

A.	General:

The Ordinary Shares entitle their holders to receive notice to participate and vote in general meetings of the Company, the right to share in distributions upon liquidation of the Company, and to receive dividends, if declared.

B.	Share options plans:

In 2013, the Company adopted the Global-e Online Ltd. 2013 Share Incentive Plan (“2013 Plan”), under which the Company may grant various forms of equity incentive compensation at the discretion of the board of directors, including share options. The awards have varying terms but generally vest over four years. Share options expire between 7 and 10 years after the date of grant. The Company issues new Ordinary Shares upon exercise of share options.

In February 2019, the Company extended the contractual term for all share option grants from 7 years to 10 years. The Company concluded that the extension of the contractual term for all share option grants modified the terms of all outstanding share options held by employees and non-employees.

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

A summary of share option activity under the Company’s equity incentive plan and related information is as follows:

	Options Outstanding
	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)

Balance as of December 31, 2024	6,259,264	$2.74	4.51	$324,172
Granted	-
Exercised	(550,080)	2.37		19,638
Forfeited	-
Balance as of December 31, 2025	5,709,184	$2.78	3.51	$208,585

Exercisable as of December 31, 2025	5,709,184	$2.78	3.51	$208,585

During the year ended December 31, 2023, 2024 and 2025 no share options were granted. For the years ended December 31, 2023, 2024 and 2025 the total intrinsic value of the options exercised were $48,312, $78,941 and $19,638, respectively.

A summary of RSU’s activity under the Company’s equity incentive plan and related information is as follows:

	Amount of RSU’s	Weighted average grant date fair value
Unvested as of December 31, 2024	2,088,945	$32.74
Granted	1,638,137	32.59
Vested	(1,203,317)	31.99
Forfeited	(224,314)	33.67

Unvested as of December 31, 2025	2,299,451	$32.93

As of December 31, 2023, 2024 and 2025, unrecognized share-based compensation cost related to unvested RSU’s was $49,315, $56,442 and $63,097, respectively, which are expected to be recognized over a weighted-average period of 2.38, 2.42 and 2.36 years. The total fair value of the vested RSUs’ amounted to $26,044, $37,430 and $38,489, respectively.

The weighted average fair values at grant date of RSUs granted for the years ended December 2023, 2024 and 2025 were $28.55, $34.29 and $32.59, respectively.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Share-Based Compensation

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Cost of revenue	$639	$929	$1,044
Research and development	26,266	17,291	17,325
Sales and marketing	4,259	5,836	6,386
General and administrative	13,796	15,102	14,590

Total share-based compensation expense	$44,960	$39,158	$39,345

The Company has the following Ordinary Shares reserved for future issuance:

	December 31,
	2024	2025
Outstanding share options	6,259,264	5,709,184
Unvested RSU’s	2,088,945	2,299,451
Remaining shares available for future issuance under the Incentive Plan	17,099,715	15,685,892

Total shares of ordinary shares reserved	25,447,924	23,694,527

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

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Share Repurchase Program

During the year ended December 31, 2025, the Company’s board of directors approved a Share Repurchase Program. Under the Share Repurchase Program the Company is authorized to repurchase of the Company’s outstanding ordinary shares in an aggregate amount of up to $200,000. As of December 31, 2025, the Company repurchased 1,835,049 ordinary shares for an aggregate amount of $72,253, including $36 broker fees, at an average price of $39.37 per share. The ordinary shares purchased were cancelled subsequent to their purchase, returned to the unallocated share pool and are no longer outstanding.

10.	Leases

The Company`s leases include offices worldwide, which are all classified as operating leases. Certain leases include renewal options that are under the Company`s sole discretion. The renewal options were included in the ROU and liability calculation if it was reasonably certain that the Company will exercise the option.

For short-term leases with a term of 12 months or less, operating lease ROU assets and liabilities are not recognized and the Company records lease payments in the consolidated statements of operations on a straight-line basis over the lease term.

The components of lease expense and supplemental cash flow information related to leases for the years ended December 31, 2023, 2024 and 2025 were as follows:

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Components of lease expenses
Operating lease cost	$3,833	$4,665	$4,995
Short-term lease, and variable lease cost	861	997	1,571

Total lease expenses	$4,694	$5,662	$6,566

	Year ended December 31,
	2023	2024	2025
	(in thousands)
Supplemental cash flow information
Cash paid for amounts included in the measurement of lease liabilities	$3,391	$4,316	$4,615

For the year ended December 31, 2024 and 2025, the weighted average remaining lease term is 5.93 and 5.08 years, respectively and the weighted average discount rate is 4.40 percent and 4.35 percent, respectively. The discount rate was determined based on the estimated collateralized borrowing rate of the Company, adjusted to the specific lease term and location of each lease.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

Maturities of lease liabilities as of December 31, 2025, were as follows:

(in thousands)
Year Ending December 31,
2026	$5,151
2027	5,614
2028	5,334
2029	4,242
2030	2,539
Thereafter	3,174
Total operating lease payments	$26,054
Less: imputed interest	(2,552)

Total	$23,502

11.	Income Taxes

a.	Israeli taxation:

1.	Industry Encouragement (Taxes) Law, 1969

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

2.	Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

3.	The Company has not received any final tax assessments since inception. As of December 31, 2025, the Company’s tax years until December 31, 2018 are subject to statutes of limitation in Israel.

4.	The Company has net operating losses from prior tax periods which may be subjected to examination in future periods.

5.	Measurement of taxable income in U.S. dollars:

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
U.S. dollars in thousands (except share and per share data)

b.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence. As of December 31, 2025, certain foreign subsidiaries of the Company had undistributed earnings which were designated as indefinitely reinvested. If these earnings were repatriated to Israel, it would be subject to income taxes and to an adjustment for foreign tax credits and foreign withholding taxes. The Company has estimated the amount of unrecognized deferred tax liability related to these earnings to be approximately $11,615.

c.	The components of the net profit (loss) before the provision for income taxes were as follows:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Israel	$(120,835)	$(74,754)	$83,541
Foreign	(10,961)	(4,639)	(13,042)

Total	$(131,797)	$(79,393)	$70,499

d.	The provision for income taxes was as follows:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Current:
Israel	$-	$23	$818
Foreign	2,059	2,638	1,847

Total current income tax expense	$2,059	$2,661	$2,665

Deferred:
Israel	$-	$-	$(436)
Foreign	(51)	(6,506)	-

Total deferred income tax benefit	(51)	(6,506)	(436)

Total provision for income taxes	$2,008	$(3,845)	$2,229

e.
As described in Note 2, the Company prospectively adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Accordingly, the revised disclosures are presented for the year ended December 31, 2025, and prior years reflect the disclosures required under the previous guidance.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

The following table presents a reconciliation of the Company’s theoretical income tax expense (benefit) to its actual income tax expense (benefit) for the year ended December 31, 2025, in accordance with the guidance in ASU 2023-09:

	Year Ended December 31, 2025
	Amount	Percent
	(in thousands)
Israel Federal Statutory Tax Rate	$16,215	23%

Foreign Tax Effects
United States
Change in valuation allowance	5,272	7%
Other	73	0%
Other Foreign Jurisdictions	(805)	(1)%
Changes in valuation allowance	(19,893)	(28)%
Non-taxable or Non-deductible Items	715	1%
Other adjustments	652	1%

Effective Tax Rate	$2,229	3%

The following table presents a reconciliation of the Company’s theoretical income tax expense (benefit) to its actual income tax expense (benefit) for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09:

	Year Ended December 31,
	2023	2024
	(in thousands)
Theoretical income tax expense (benefit)	$(30,313)	$(18,260)
Change in valuation allowance	28,471	15,043
Return to provision true ups	884	143
Foreign tax rate differentials	352	753
Shared Based Compensations non-deductible (taxable)	2,402	(1,159)
Non-deductible expenses	512	298
Tax rate change impact	(139)	124
Foreign exchange impact	(430)	(511)
State Taxes	170	(299)
R&D credits	(208)	(1,427)
Other	307	1,450

Total	$2,008	$(3,845)

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

f.	Deferred tax assets and liabilities:

.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following table presents the significant components of the Company’s deferred tax assets and liabilities:

	December 31,
	2024	2025
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$93,943	$80,556
Research and development expenses	26,545	16,960
Leasing liabilities	5,615	5,325
Accruals and reserves	683	1,030
Share-based compensation	12,505	17,663
R&D tax credits	2,843	3,589
Bad debt	244	114
Capital losses	129	57
Other	-	320
Gross deferred tax assets	142,507	125,614
Valuation allowance	(122,725)	(107,318)
Total deferred tax assets	19,782	18,296

Deferred tax liabilities:
Deferred contract acquisition costs	818	1,000
Leasing assets	4,946	4,931
Property and equipment	194	512
Intangibles	13,824	11,753
Other	-	386
Gross deferred tax liabilities	19,782	18,582

Deferred taxes assets (liabilities), net	$-	$(286)

As of December 31, 2025, the Company had approximately $267,385, $37,252 and $22,690 in net operating loss carryforwards in Israel, UK and US that can be carried forward indefinitely.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

g.	Uncertain tax position

The Company operates its business in various countries and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world. For the years ended December 31, 2024 and 2025, the Company had no uncertain tax position.

h.	Income taxes paid:

The following table presents cash paid for income taxes, net of refunds received, for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09:

	Year Ended December 31, 2025
	Amount	Precent
	(in thousands)
Israel	$516	14%
Foreign
Netherlands	1,875	51%
France	499	14%
Australia	399	11%
Other Foreign	377	10%

Total	$3,666	100%

For the years ended December 31, 2023 and 2024 the total cash paid for income taxes was $729 and 2,601, respectively.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

12.	Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders

The following table sets forth the computation of basic and diluted net loss per share attributable to Ordinary Shareholders for the periods presented:

	Year Ended December 31,
	2023	2024	2025
	(in thousands, except share and per share data)
Basic net loss per share
Numerator:
Allocation of net income (loss)	$(133,805)	$(75,548)	$68,270

Allocation of net income (loss) attributable to Ordinary Shareholders	$(133,805)	$(75,548)	$68,270
Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary Shareholders	164,353,909	167,323,350	169,893,221
Basic net income (loss) per share attributable to Ordinary Shareholders	$(0.81)	$(0.45)	$0.40

Diluted net loss per share
Numerator:
Allocation of net income (loss) attributable for diluted computation	$(133,805)	$(75,548)	$68,270

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary Shareholders	164,353,909	167,323,350	169,893,221
Effect of dilutive employee options and RSUs	-	-	6,094,242
Weighted-average shares used in computing net income (loss) per share attributable to Ordinary Shareholders	164,353,909	167,323,350	175,987,463
Diluted net income (loss) per share attributable to Ordinary Shareholders	$(0.81)	$(0.45)	$0.39

The potential shares of Ordinary Shares that were excluded from the computation of diluted net income (loss) per share attributable to Ordinary Shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,
	2023	2024	2025
Unvested RSU’s	1,957,057	2,088,945	2,299,451
Outstanding warrants to Ordinary Shares	492,054	-	-
Outstanding share options	7,761,657	6,259,264	5,709,184

Total	10,210,768	8,348,209	8,008,635

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

13.	Related Party Transactions

The Company is party to a Commercial Letter with DHL International GmbH (“DHL International”), dated March 27, 2017 and amended on December 7, 2020, pursuant to which the Company has undertaken to use DHL International exclusively for the provision of express shipping services to the Company’s customers, subject to certain exclusions described therein, and DHL International has undertaken certain commitments relating to the prices under which its services are offered to the Company. The current term of the Commercial Letter ended on March 27, 2022 and was renewed automatically thereafter until terminated by either the Company or DHL International upon twelve (12) months’ notice. In addition, the Company is party to a services agreement with DHL International (UK) Limited (“DHL UK”), dated May 21, 2019, under which DHL UK provides the Company with express shipping services relating to the purchase and sale of the Company’s customers’ products. The service agreement continues until terminated by either the Company or DHL UK in accordance with its terms. The consideration paid by the Company to DHL UK pursuant to the service agreement is contingent upon the extent of the shipping services provided. The Company entered similar arrangements with other DHL affiliated entities. On November 17, 2022, the Company extended this agreement with DHL UK to be in effect until 2025. In connection with these arrangements, the Company recorded expenses included in Cost of revenue in the total amount of $177,076, $224,745 and $290,208 to DHL affiliated entities in the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the balances of accounts payable and accrued expenses in regards to DHL and its affiliated entities were $59,263 and $71,649, respectively (including duties charged by DHL).

The Company is a party to a service agreement with Smart GL Logistics Ltd (“Smart GL”), which was signed together with the JV agreement (see also note 2). As part of the service agreement the JV, among other things will contract, operate, provide and manage parcel transportation services for the Company. In connection with these arrangements, the Company recorded expenses included in cost of revenue in the total amount $7,058 and $12,702 to Smart GL in the year ended December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, the balances of accounts payable and accrued expenses in regards to JV entities were $2,242 and $2,768 (including duties charged by Smart GL). In 2025, the Company granted a loan to Smart GL in a total amount of $136 for a 2 year period.

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

14.	Fair Value Measurements

Financial instruments measured at fair value on a recurring basis.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis:

	December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities:
Mutual Funds	$1,536	$-	$-	$1,536
Government debentures	-	9,833	-	9,833
Corporate debentures	-	62,778	-	62,778
	1,536	72,611	-	74,147
Prepaid expenses and other current assets:
Derivative instruments asset - hedging	-	1,674	-	1,674
Long-term investment:
Investment in joint ventures	-	-	4,079	4,079

Total financials assets	$1,536	$74,285	$4,079	$79,900

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:

Marketable securities:
Mutual Funds	$1,437	$-	$-	$1,437
Government debentures	-	5,490	-	5,490
Corporate debentures	-	29,418	-	29,418
	1,437	34,908	-	36,345
Prepaid expenses and other current assets:
Derivative instruments asset - hedging	-	1,449	-	1,449
Long-term investment:
Investment in joint venture	-	-	1,079	1,079

Total financials assets	$1,437	$36,357	$1,079	$38,873

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

15.	Marketable Securities

As of December 31, 2024 and 2025, the Company’s held marketable securities classified as available-for-sale securities as follows:

	December 31, 2025
	Amortized6 Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,279	$257	$-	$1,536
Government debentures	10,082	241	(490)	9,833
Corporate debentures	61,293	1,632	(147)	62,778

	$72,654	$2,130	$(637)	$74,147

	December 31, 2024
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Mutual funds	$1,279	$158	$-	$1,437
Government debentures	6,069	-	(579)	5,490
Corporate debentures	29,930	270	(782)	29,418

	$37,278	$428	$(1,361)	$36,345

In 2025, the Company incurred realized losses in total amount of $91, which were reclassified from other comprehensive income (loss) to the statements of operation.

The Following table summarizes the Company's marketable securities by contractual maturities:

December 31, 2025
(in thousands)
Within one year	$2,735
After one year through five years	33,155
After 5 years through 10 years	28,174
After 10 years	874

$64,938

Global-e Online Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

As of December 31, 2025, the Company has invested in marketable securities without a single maturity date in the amount of $9,209.

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for less than 12 months:

	December 31, 2024		December 31, 2025
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	$-	$-	$-	$-
Government debentures	4,841	(70)	1,756	(6)
Corporate debentures	12,251	(204)	5,625	(11)

Total	$17,092	$(274)	$7,381	$(17)

The following table presents fair value and gross unrealized losses of the Company's marketable securities, which have been in a continuous loss position for 12 months or longer:

	December 31, 2024		December 31, 2025
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Mutual Funds	$-	$-	$-	$-
Government debentures	649	(509)	673	(484)
Corporate debentures	8,591	(578)	5,107	(136)

Total	$9,240	$(1,087)	$5,780	$(620)

For the year ended December 31, 2025, the unrealized losses related to marketable securities were as a result of market fluctuations and not due to credit related losses, therefore, the Company did not record an allowance for credit losses for its available-for-sales marketable securities.

16.	Subsequent Events

Subsequent to December 31, 2025, and through the filing date of these financial statements, the Company repurchased 1,738,216 of its shares at an average price of $33.91 per share, for an aggregate cost of $59.0 million, including broker fees. These repurchases were made under the existing 2025 Repurchase Plan.